

OLD MUTUAL
Advisor Funds II

Equity Funds

Old Mutual Analytic U.S. Long/Short Fund
Old Mutual Barrow Hanley Value Fund
Old Mutual Columbus Circle Technology and Communications Fund
Old Mutual Emerging Growth Fund
Old Mutual Focused Fund
Old Mutual Growth Fund
Old Mutual Heitman REIT Fund
Old Mutual Large Cap Fund
Old Mutual Large Cap Growth Fund
Old Mutual Large Cap Growth Concentrated Fund
Old Mutual Mid-Cap Fund
Old Mutual Select Growth Fund
Old Mutual Small Cap Fund
Old Mutual Strategic Small Company Fund
Old Mutual TS&W Mid-Cap Value Fund
Old Mutual TS&W Small Cap Value Fund

Fixed-Income Funds

Old Mutual Cash Reserves Fund
Old Mutual Dwight Intermediate Fixed Income Fund
Old Mutual Dwight Short Term Fixed Income Fund

SEMI-ANNUAL REPORT | September 30, 2007



TABLE OF CONTENTS

TABLE OF CONTENTS — concluded

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price, and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance without load assumes that no front-end or contingent deferred sales charge was applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge was applied to the extent applicable. The Funds offer Class A, Class C, Class Z, Class R and Institutional Class shares of most Funds. Class A shares have a current maximum up-front sales charge of 5.75% (4.75% for Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund and none for Cash Reserves Fund) and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. Class R shares are subject to aggregate annual distribution and service fees of 0.50%. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions, and Fund holdings as of September 30, 2007, the end of the report period, and are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Funds.

Opinions and forecasts regarding industries, companies and/or themes, and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of September 30, 2007 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and midcap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology sector has been among the most volatile sectors in the market. Investing in fixed income securities such as bonds involves interest rate risk. When interest rates rise, the value of fixed income securities generally decreases. An investment in a Fund is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

Certain Funds may utilize call options, short selling and derivatives as part of their investment strategy. Call options involve certain risks, such as limited gains and lack of liquidity of the underlying securities, and are not suitable for all investors. There are risks associated with short selling, including the risk that a Fund may have to cover the short position at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases. Derivatives are often more volatile than other investments and may magnify a Fund's gains or losses. A Fund could be negatively affected if the change in market value of the securities fails to correlate with the value of the derivative purchased or sold.

ABOUT THIS REPORT — concluded

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for comparing the Funds' performance against specific securities indexes. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Dow Jones Industrial Average Index

An unmanaged index which represents share prices of selected blue chip industrial corporations as well as public utility and transportation companies. The Dow Jones Industrial Average Index ("DJIA") indicates daily changes in the average price of stocks in any of its categories. It also reports total sales for each group of industries. Because it represents the top corporations of America, the DJIA's index movements are leading economic indicators for the stock market as a whole.

Dow Jones Wilshire Real Estate Securities Index

The unmanaged Dow Jones Wilshire Real Estate Securities Index is a market weighted capitalization index of publicly traded real estate securities, including real estate investment trusts, real estate operating companies, and partnerships. This index is float adjusted.

Lehman Credit Index

The Lehman Brothers U.S. Credit Index includes publicly issued U.S. corporate and specified foreign debentures and secured notes that meet the specified maturity, liquidity, and quality requirements. To qualify, bonds must be SEC-registered. The index includes both corporate and non-corporate sectors. The corporate sectors are Industrial, Utility, and Finance, which include both U.S. and non-U.S. corporations. The non-corporate sectors are Sovereign, Supranational, Foreign Agency, and Foreign Local Government.

Lehman Intermediate U.S. Aggregate Index

The Lehman Intermediate U.S. Aggregate Index is an unmanaged index of fixed-income securities with medium term durations. The unmanaged index is market-value weighted inclusive of accrued interest.

Lipper Money Market Funds Average

Funds that by portfolio practice invest in money market instruments with an average maturity of less than 6 months, including commercial paper, floating rate notes, certificates of deposit, and cash deposits. The Lipper Money Market Funds Average represents the average performance of 359 mutual funds (as of March 31, 2007) classified by Lipper, Inc. in the Money Market category.

Merrill Lynch 1-3 Year U.S. Treasuries Index

The Merrill Lynch 1-3 Year U.S. Treasuries Index is a capitalization weighted basket of all outstanding U.S. Treasury notes and bonds having between one and three years remaining term to maturity and a minimum outstanding of $1 billion.

NYSE Arca Tech 100 Index

The NYSE Arca Tech 100 Index is a price-weighted index of the top 100 U.S. technology stocks from major industries within the technology sector.

Russell 1000® Value Index

Russell 1000® Value Index measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.

Russell 1000® Growth Index

The unmanaged Russell 1000® Growth Index measures the performance of those Russell 1000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 2000® Index

The unmanaged Russell 2000® Index is comprised of smaller cap common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies.

Russell 2000® Growth Index

The unmanaged Russell 2000® Growth Index measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth rates.

Russell 2000® Value Index

The unmanaged Russell 2000® Value Index measures the performance of those Russell 2000® Index companies with lower price-to-book ratios and lower forecasted growth values.

Russell 3000® Index

The unmanaged Russell 3000® Index measures the performance of the largest 3,000 publicly traded U.S. companies based on market capitalization.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell Midcap® Growth Index

The unmanaged Russell Midcap® Growth Index consists of stocks from the Russell Midcap® Index with a greater than average growth orientation.

Russell Midcap® Value Index

Russell Midcap® Value Index measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values. The stocks are also members of the Russell 1000 Value index.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

S&P MidCap 400 Index

The unmanaged S&P MidCap 400 Index is a widely recognized mid-cap index of 400 domestic mid-cap stocks chosen for their market capitalization, liquidity, and industry group representations.

Index returns and statistical data included in this report are provided by Bloomberg and Factset.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

I am pleased to share with you this review of the semi-annual period ended September 30, 2007 for Old Mutual Advisor Funds II. While overall it was a very positive six months as the U.S. economy continued to expand at a moderate pace and most equity indexes ended the period near record highs, the period was marked by increased volatility.

The second quarter was characterized by a gradual rise in most equity markets against a backdrop of corporate earnings growth and continued economic strength. During the third quarter, however, an emerging downturn in the credit markets caused by concerns over the housing market slump and subprime lending problems brought about a sharp equity market decline that was followed by a swift recovery after the Federal Reserve's decisive interest rate cut in mid-September. When the dust settled after several turbulent weeks, the S&P 500 Index had gained 8.44% during the six months ended September 30, 2007, during which time growth stocks experienced a return to favor among investors, outperforming their value counterparts, as measured by the returns of the broad-market Russell 3000® Growth and Russell 3000® Value Indexes.

We are pleased to report that, despite the period's challenges, 17 of the 19 mutual funds that comprise Old Mutual Advisor Funds II posted positive returns, and most outperformed their benchmarks. For more complete information, please refer to the following pages, that discuss each fund individually in greater detail. Beyond delivering attractive investment performance during the period, we continued our ongoing efforts to strengthen our management team and become increasingly responsive to shareholders. In addition to providing access to a broader range of innovative and highly competitive mutual funds, we completed a comprehensive renovation of our shareholder web site, oldmutualfunds.com. For more information about the wide array of mutual funds now available to our shareholders, please visit oldmutualfunds.com or speak to your financial advisor.

Old Mutual Advisor Funds II continues to move forward on a variety of operational and strategic goals and continues to progress toward achieving increased operational efficiencies that will help better serve shareholders.

There may be more volatility in the months ahead, with record high oil prices, further housing market declines and continuing credit concerns juxtaposed against a generally strong global economy, moderate domestic economic growth, stable corporate earnings growth and anticipation of additional action by the Federal Reserve to cut interest rates. Whatever macroeconomic themes emerge, we endeavor to ensure that our funds are well positioned to take advantage of the many investment opportunities that lie ahead. We are grateful for your continued confidence in Old Mutual Advisor Funds II and, as always, we welcome your comments and questions about our products or services. Feel free to contact me directly at President@oldmutualcapital.com, or see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Advisor Funds II

OLD MUTUAL ANALYTIC U.S. LONG/SHORT FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Analytic Investors, Inc.

Q. How did the Fund perform relative to its benchmark(s)?

A. During the six-month period ended September 30, 2007, the Old Mutual Analytic U.S. Long/Short Fund's (the "Fund") Class Z shares gained 3.87%, underperforming its benchmark, the S&P 500 Index, which rose 8.44%. Performance for all share classes can be found on page 7.

Q. What investment environment did the Fund face during the past year?

A. Although economic news released during the period was mixed, the U.S. equity market posted strong returns against a backdrop of increased market volatility. Second quarter earnings came in much stronger than expected, but the impact of higher interest rates and lower home prices weighed on the subprime loan market, causing a market sell-off in July and August. Stock market turbulence and a weaker job market made consumers uneasy during the last two months of the period, causing consumer confidence to fall to its lowest level since November 2005. Second quarter gross domestic product estimates were revised downward to 3.8% and housing market woes persisted. Existing home sales continued their downward slide and new home sales moved at a crawl, marking the slowest sales pace of existing and new homes in nearly 10 years. The Federal Reserve, citing concerns over inflationary pressures, cut short term interest rates by 50 basis points to the current level of 4.75% and left the door open to additional rate cuts in the months ahead.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund's sub-advisor, Analytic Investors, Inc. ("Analytic"), utilizes a process based on the premise that investor behavior changes, but changes slowly, and is persistent from month-to-month. The Fund's relative underperformance can be somewhat attributed to the fact that investor behavior during the semi-annual period was a sharp reversal from that observed during the previous three years. For example, exposure to stocks with attractive sales-to-price, cash flow-to-price and predicted earnings-to-price hurt the Fund as these stocks posted negative returns over the period. An overweight in companies with above average financial leverage also detracted from the Fund's performance, as did an underweighting in companies with above average sales-per-share volatility. However, during the second quarter an overweight exposure to companies with sensitivity to low quality debt and above average price momentum helped performance over the period, as did an overweight in companies with strong recent earnings growth.

Q. How did portfolio composition affect Fund performance?

A. The Fund's relative underperformance spread across most economic sectors. Poor stock selection and underweight positions in the industrials (which contributed positively to benchmark returns), consumer staples and health care sectors were most detrimental to the Fund's relative performance. In the telecommunications services and utilities sectors, the Fund slightly outperformed.

Individual stocks which contributed positively during the period included long positions in Exxon Mobil, International Business Machines ("IBM") and Hewlett-Packard, while short positions in Gentex, Silicon Laboratories and Juniper Networks (no longer a Fund holding) diminished returns.

Oil and natural gas producer, Exxon Mobil, boasted a steadily rising share price this year primarily due to record earnings. The oil company's stock rose during the period, hitting an all-time high of $92.44 in July after a rise in oil futures. The company performed well over the period in spite of its second-quarter earnings release where it reported income of $10.26 billion, but a decrease in profits as lower natural gas prices undercut

---

Performance Highlights

- *During the six-month period ended September 30, 2007, the Old Mutual Analytic U.S. Long/Short Fund's Class Z shares gained 3.87%, underperforming its benchmark, the S&P 500 Index, which rose 8.44%.*

- *The Fund's relative underperformance can be somewhat attributed to the fact that investor behavior during the semi-annual period was a sharp reversal from that observed over the previous three years.*

- *The Fund's relative underperformance spread across most economic sectors. Poor stock selection and underweight positions in the industrials (which contributed positively to benchmark returns), consumer staples and health care sectors were most detrimental to the Fund's relative performance.*

- *Individual stocks which contributed positively during the period included long positions in Exxon Mobil, International Business Machines and Hewlett-Packard, while short positions in Gentex, Silicon Laboratories and Juniper Networks (no longer a Fund holding) diminished returns.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Analytic Investors, Inc.

Top Ten Holdings
as of September 30, 2007

Exxon Mobil	6.3%
Hewlett-Packard	3.8%
JPMorgan Chase	3.6%
Boeing	3.6%
Metlife	2.8%
McKesson	2.8%
Cardinal Health	2.7%
Medco Health Solutions	2.5%
Arrow Electronics	2.5%
International Business Machines	2.3%
As a percentage of Total Fund Investments*	32.9%

* Top Ten holdings are all long positions.

its bottom line. The share price of information technology developer and manufacturer, IBM, rose on strong second quarter earnings news. Similarly, the share price of personal computer maker, Hewlett-Packard, rose when reported third quarter profit and sales growth exceeded analysts' expectations.

A short position in Gentex hurt Fund returns as the auto accessories manufacturer's stock surged after reporting an increase in net income for the first quarter attributable to better-than-expected sales in Europe. The Fund's returns also suffered due to short positions in micro-processor/semi-conductor manufacturer, Silicon Laboratories, whose stock rallied after positive comments from investment banker Jeffries, and in networking equipment maker, Juniper Networks, whose stock also rallied on positive comments and analyst upgrades following its second quarter profit announcements.

Q. What is the investment outlook for the U.S. equity market?

A. Analytic continues to emphasize stocks with either a sensitivity to low quality debt or strong recent earnings growth. In addition, while the sub-advisor continues to place emphasis on stocks with attractive sales-to-price ratios, this exposure has decreased considerably in recent months. The firm continues to deemphasize companies with above-average dividend yield and high sales-per-share volatility.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	07/01/93	3.87%	20.78%	15.66%	16.07%	7.49%	11.38%
Class A with load	07/31/03	(2.20)%	13.53%	13.10%	n/a	n/a	12.33%
Class A without load	07/31/03	3.75%	20.41%	15.35%	n/a	n/a	13.94%
Class C with load	07/31/03	2.36%	18.62%	14.52%	n/a	n/a	13.11%
Class C without load	07/31/03	3.36%	19.62%	14.52%	n/a	n/a	13.11%
Class R	12/20/06[1]	3.25%	n/a	n/a	n/a	n/a	8.29%[†]
Institutional Class	12/20/06[1]	3.94%	n/a	n/a	n/a	n/a	9.25%[†]
S&P 500 Index	07/01/93	8.44%	16.44%	13.14%	15.45%	6.57%	10.99%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

[*] Data prior to January 11, 2002 includes performance of a predecessor fund. The predecessor fund was managed by Analytic Investors, Inc. and had investment goals, strategies and policies that were substantially similar to the Fund.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to February 2006, the Fund did not take short positions as part of its main investment strategies and the Fund's performance prior to February 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.56% and 1.24%; 2.47% and 1.48%; 3.95% and 2.24%; 1.83% and 1.76%; and 1.07% and 1.06%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1997 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2007 — % of Total Fund Investments



Schedule of Investments

As of September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Common Stock — 115.9%		
Advertising Sales — 0.0%		
Clear Channel Outdoor Holdings, Cl A*	117	$ 3
Total Advertising Sales		3
Aerospace/Defense — 4.5%		
Boeing (A)	52,398	5,501
Total Aerospace/Defense		5,501
Agricultural Operations — 2.0%		
Archer-Daniels-Midland	73,452	2,430
Total Agricultural Operations		2,430
Airlines — 1.5%		
Delta Air Lines*	103,964	1,866
Total Airlines		1,866
Apparel Manufacturers — 1.2%		
Hanesbrands*	50,339	1,413
Total Apparel Manufacturers		1,413
Appliances — 2.1%		
Whirlpool	28,424	2,533
Total Appliances		2,533
Applications Software — 0.6%		
Microsoft	22,857	673
Total Applications Software		673
Auto-Cars/Light Trucks — 4.1%		
Ford Motor*	314,882	2,673
General Motors	63,319	2,324
Total Auto-Cars/Light Trucks		4,997
Auto/Truck Parts & Equipment-Original — 0.6%		
TRW Automotive Holdings*	21,241	673
Total Auto/Truck Parts & Equipment-Original		673
Broadcast Services/Programming — 0.0%		
Clear Channel Communications	1,301	49
Total Broadcast Services/Programming		49
Building & Construction Products-Miscellaneous — 0.4%		
Armstrong World Industries*	856	35
Owens Corning*	15,263	382
Total Building & Construction Products-Miscellaneous		417

Description	Shares	Value (000)
Cable TV — 4.7%		
Cablevision Systems, Cl A*	72,635	$ 2,538
DIRECTV Group*	104,150	2,529
EchoStar Communications, Cl A*	13,140	615
Total Cable TV		5,682
Casino Hotels — 0.0%		
Harrah's Entertainment	312	27
Total Casino Hotels		27
Cellular Telecom — 1.1%		
Alltel	1,362	95
US Cellular*	12,638	1,241
Total Cellular Telecom		1,336
Commercial Services — 0.0%		
Weight Watchers International	548	32
Total Commercial Services		32
Computer Services — 1.8%		
Computer Sciences*	21,072	1,178
Electronic Data Systems	43,793	956
Unisys*	8,135	54
Total Computer Services		2,188
Computers — 7.6%		
Hewlett-Packard (A)	116,061	5,779
International Business Machines (A)	29,569	3,483
Total Computers		9,262
Containers-Metal/Glass — 2.9%		
Crown Holdings*	112,366	2,558
Owens-Illinois*	24,103	999
Total Containers-Metal/Glass		3,557
Containers-Paper/Plastic — 0.7%		
Pactiv*	30,310	869
Total Containers-Paper/Plastic		869
Distribution/Wholesale — 2.4%		
Ingram Micro, Cl A*	101,594	1,992
Tech Data*	11,677	468
WESCO International*	9,285	399
Total Distribution/Wholesale		2,859
Diversified Manufacturing Operations — 3.5%		
Honeywell International	22,564	1,342
Tyco International (A)	65,552	2,906
Total Diversified Manufacturing Operations		4,248

Description	Shares	Value (000)
Electric-Generation — 0.1%		
AES*	4,006	$ 80
Total Electric-Generation		80
Electric-Integrated — 1.6%		
Edison International	24,813	1,376
PG&E	9,317	445
TXU	2,421	166
Total Electric-Integrated		1,987
Electronic Components-Miscellaneous — 2.7%		
Tyco Electronics (A)	92,138	3,264
Total Electronic Components-Miscellaneous		3,264
Electronic Components-Semiconductors — 0.2%		
Fairchild Semiconductor International*	10,300	192
Total Electronic Components-Semiconductors		192
Electronic Parts Distribution — 5.5%		
Arrow Electronics (A)*	89,962	3,825
Avnet (A)*	72,581	2,893
Total Electronic Parts Distribution		6,718
Engineering/R & D Services — 0.8%		
Shaw Group*	16,477	957
Total Engineering/R & D Services		957
Fiduciary Banks — 0.4%		
Bank of New York Mellon	11,486	507
Total Fiduciary Banks		507
Finance-Consumer Loans — 0.1%		
SLM	1,255	62
Total Finance-Consumer Loans		62
Finance-Credit Card — 0.7%		
American Express	15,146	899
Total Finance-Credit Card		899
Finance-Investment Banker/Broker — 7.7%		
Charles Schwab	125,182	2,704
JPMorgan Chase (A)	121,301	5,558
Merrill Lynch	14,863	1,059
Total Finance-Investment Banker/Broker		9,321
Food-Meat Products — 2.5%		
Tyson Foods, Cl A (A)	166,712	2,976
Total Food-Meat Products		2,976

Description	Shares	Value (000)
Food-Retail — 0.4%		
Kroger	15,472	$ 441
Total Food-Retail		441
Health Care Cost Containment — 3.6%		
McKesson (A)	73,692	4,332
Total Health Care Cost Containment		4,332
Hotels & Motels — 0.0%		
Hilton Hotels	943	44
Total Hotels & Motels		44
Human Resources — 0.2%		
Manpower	3,521	227
Total Human Resources		227
Independent Power Producer — 0.5%		
Reliant Energy*	23,912	612
Total Independent Power Producer		612
Internet Content-Information/News — 0.1%		
WebMD Health, Cl A*	3,138	164
Total Internet Content-Information/News		164
Investment Companies — 0.0%		
Allied Capital	1,782	52
Total Investment Companies		52
Investment Management/Advisory Services — 0.3%		
Franklin Resources	2,604	332
Total Investment Management/Advisory Services		332
Medical Products — 1.8%		
Covidien*	53,329	2,213
Total Medical Products		2,213
Medical-Biomedical/Genetic — 0.9%		
Genentech*	14,656	1,144
Total Medical-Biomedical/Genetic		1,144
Medical-HMO — 0.5%		
Humana*	7,856	549
Total Medical-HMO		549
Medical-Wholesale Drug Distributors — 3.4%		
Cardinal Health (A)	66,371	4,150
Total Medical-Wholesale Drug Distributors		4,150

Old Mutual Analytic U.S. Long/Short Fund — concluded

Schedule of Investments

As of September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Multi-Line Insurance — 7.1%		
ACE	14,880	$ 902
Hartford Financial	130	12
Loews (A)	69,496	3,360
Metlife (A)	62,155	4,334
Total Multi-Line Insurance		8,608
Oil Companies-Integrated — 11.7%		
Chevron (A)	31,606	2,958
Exxon Mobil (A)	103,693	9,598
Marathon Oil	28,291	1,613
Total Oil Companies-Integrated		14,169
Pharmacy Services — 3.2%		
Medco Health Solutions (A)*	42,442	3,836
Total Pharmacy Services		3,836
Property/Casualty Insurance — 1.9%		
OneBeacon Insurance Group	136	3
Travelers	45,319	2,281
Total Property/Casualty Insurance		2,284
Publishing-Periodicals — 0.1%		
Idearc	5,261	166
Total Publishing-Periodicals		166
REITs-Apartments — 0.0%		
Archstone-Smith Trust	8	1
Total REITs-Apartments		1
REITs-Hotels — 0.0%		
Host Hotels & Resorts	289	7
Total REITs-Hotels		7
Rental Auto/Equipment — 0.1%		
Hertz Global Holdings*	5,207	118
Total Rental Auto/Equipment		118
Retail-Consumer Electronics — 0.0%		
Best Buy	425	20
Total Retail-Consumer Electronics		20
Retail-Discount — 1.7%		
Big Lots*	2,385	71
Wal-Mart Stores	44,549	1,945
Total Retail-Discount		2,016

Description	Shares/Face Amount (000)	Value (000)
Retail-Drug Store — 0.0%		
Rite Aid*	1,831	$ 8
Total Retail-Drug Store		8
Rubber-Tires — 2.2%		
Goodyear Tire & Rubber*	88,094	2,679
Total Rubber-Tires		2,679
Super-Regional Banks-US — 4.3%		
Bank of America	31,415	1,579
Capital One Financial (A)	51,393	3,414
Wachovia	3,036	153
Total Super-Regional Banks-US		5,146
Telephone-Integrated — 3.9%		
AT&T	63,308	2,679
Qwest Communications International*	80,374	736
Sprint Nextel	67,039	1,274
Total Telephone-Integrated		4,689
Tobacco — 2.4%		
Altria Group (A)	42,404	2,947
Total Tobacco		2,947
Web Portals/ISP — 1.6%		
Google, Cl A*	3,456	1,960
Total Web Portals/ISP		1,960
Total Common Stock (Cost $128,714)		140,492
Treasury Bill — 1.0%		
U.S. Treasury Bill (B) (C) 4.863%, 12/13/07	$ 1,200	1,191
Total Treasury Bill (Cost $1,188)		1,191
Warrants — 0.0%		
Alcatel-Lucent, Expires 12/10/07*	8,891	1
Total Warrants (Cost $—)		1
Money Market Fund — 9.2%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (A) (D)	11,203,454	11,203
Total Money Market Fund (Cost $11,203)		11,203
Total Investments — 126.1% (Cost $141,105)		152,887

Description	Shares	Value (000)
Securities Sold Short — (19.8)%		
Common Stock — (19.8)%		
Airlines — (0.0)%		
Southwest Airlines	(1,404)	$ (21)
Total Airlines		(21)
Broadcast Services/Programming — (0.5)%		
Discovery Holding, Cl A*	(17,410)	(502)
Liberty Media Capital, Cl A*	(1,119)	(140)
Total Broadcast Services/Programming		(642)
Building-Residential/Commercial — (1.0)%		
KB Home	(50,327)	(1,261)
Total Building-Residential/Commercial		(1,261)
Casino Services — (0.1)%		
International Game Technology	(1,762)	(76)
Total Casino Services		(76)
Consulting Services — (3.3)%		
Corporate Executive Board	(55,679)	(4,134)
Total Consulting Services		(4,134)
Diversified Operations — (0.1)%		
Leucadia National	(1,647)	(79)
Total Diversified Operations		(79)
Electronic Components-Miscellaneous — (2.8)%		
Gentex	(157,388)	(3,374)
Total Electronic Components-Miscellaneous		(3,374)
Electronic Components-Semiconductors — (5.6)%		
QLogic*	(196,727)	(2,646)
Rambus*	(31,829)	(608)
Silicon Laboratories*	(84,780)	(3,541)
Total Electronic Components-Semiconductors		(6,795)
Finance-Investment Banker/Broker — (1.5)%		
Bear Stearns	(14,494)	(1,780)
Total Finance-Investment Banker/Broker		(1,780)
Food-Retail — (0.9)%		
Whole Foods Market	(23,212)	(1,136)
Total Food-Retail		(1,136)
Garden Products — (0.0)%		
Toro	(399)	(23)
Total Garden Products		(23)

Description	Shares	Value (000)
Internet Infrastructure Software — (1.3)%		
F5 Networks*	(41,160)	$ (1,531)
Total Internet Infrastructure Software		(1,531)
Medical-Hospitals — (0.4)%		
Health Management Associates, Cl A	(10,660)	(74)
LifePoint Hospitals*	(11,958)	(359)
Total Medical-Hospitals		(433)
Medical Products — (0.4)%		
Copper Companies	(8,196)	(430)
Total Medical Products		(430)
S&L/Thrifts-Eastern US — (1.2)%		
Hudson City Bancorp	(96,202)	(1,480)
Total S&L/Thrifts-Eastern US		(1,480)
Steel-Producers — (0.0)%		
United States Steel	(176)	(19)
Total Steel-Producers		(19)
Telephone-Integrated — (0.4)%		
Level 3 Communications*	(109,203)	(507)
Total Telephone-Integrated		(507)
Television — (0.3)%		
Central European Media Enterprises, Cl A*	(3,577)	(328)
Total Television		(328)
Total Securities Sold Short (Proceeds $(23,634))		(24,049)
Other Assets and Liabilities, Net — (6.3)%		(7,606)
Total Net Assets — 100.0%		$ 121,232

The Fund had the following futures contracts open as of September 30, 2007:

Contract Description	Number of Contracts	Contract Value (000)	Expiration	Unrealized Appreciation (000)
S&P 500 Composite Index — Long	12	$4,614	December 2007	$ 106

For descriptions of abbreviations and footnotes, please refer to page 122.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL BARROW HANLEY VALUE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Barrow, Hanley, Mewhinney & Strauss, Inc.

Performance Highlights

• *For the six-month period ended September 30, 2007, the Old Mutual Barrow Hanley Value Fund's Class Z shares gained 6.30%, trailing the 8.44% return of its benchmark, the S&P 500 Index.*

• *The dramatic and unexpected negative impact of subprime concerns on financial companies without significant subprime exposure caused the Fund to underperform on a relative basis during the period.*

• *Strong stock selection in the materials and telecommunications services sectors contributed to the Fund's positive results during the period. An underweight position in the poorly performing consumer discretionary sector and limited exposure to media and retail stocks were also beneficial.*

• *The Fund's relative results were dampened by its underweight position in energy, a sector which contributed strongly to the benchmark's return, although several energy holdings did contribute significantly to returns. An overweight in financials and poor stock selection in the health care sector also contributed to the Fund's relative underperformance.*

• *Top contributors to the Fund's positive return included Occidental Petroleum, Lyondell Chemical (no longer a Fund holding) and Verizon Communications.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2007, the Old Mutual Barrow Hanley Value Fund's (the "Fund") Class Z shares gained 6.30%, trailing the 8.44% return of its benchmark, the S&P 500 Index. Performance for all share classes can be found on page 14.

Q. What investment environment did the Fund face during the past six months?

A. During the six-month period, the equity market experienced a gradual upward trend with comfortable returns. That upward trend was interrupted by a sharp jolt to the credit markets during the summer months, stemming from emerging concerns regarding subprime lenders, which prompted the Federal Reserve (the "Fed") to make a 50 basis point cut to the Federal Funds interest rate in September. The Fed's action provided relief to jittery equity markets which recovered rapidly by month-end.

Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley"), the Fund's sub-advisor, notes that banks typically write off loans during every credit cycle and does not consider the recent spate of write offs to be exceptional. The sub-advisor also anticipated that during the period, large cap stocks and growth issues would begin to outperform mid-cap and value stocks, respectively.

Q. Which market factors influenced the Fund's relative performance?

A. The dramatic and unexpected negative impact of subprime concerns on financial companies without significant subprime exposure caused the Fund to underperform on a relative basis during the period.

Q. How did portfolio composition affect Fund performance?

A. Strong stock selection in the materials and telecommunications services sectors contributed to the Fund's positive results during the period. An underweight position in the poorly performing consumer discretionary sector and limited exposure to media and retail stocks were also beneficial. The Fund's relative results were dampened by its underweight position in energy, a sector which contributed strongly to the benchmark's return, although several energy holdings did contribute significantly to returns. An overweight in financials and poor stock selection in the health care sector also contributed to the Fund's relative underperformance.

Top contributors to the Fund's positive return included Occidental Petroleum, Lyondell Chemical (no longer a Fund holding) and Verizon Communications. Due largely to the strong energy market, Occidental Petroleum was the biggest contributor. Specialty chemical manufacturer, Lyondell Chemical (no longer a fund holding), also performed well. The holding was sold when the company announced that it would be acquired by Access Industries. Holdings in telecommunications provider, Verizon Communications, rebounded from a low valuation at the beginning of the period. Among the Fund's holdings that detracted from performance were Merrill Lynch and Citigroup, as both financial companies were negatively impacted by concerns over subprime loans, and Wyeth, as the pharmaceutical company failed to meet its earnings forecasts.

Q. What is the investment outlook for the large-cap value equity market?

A. As it has during the past six months, Barrow Hanley believes the Fund's relative and absolute performance during the period ahead will be largely determined by stock selection in financials and the direction of oil prices, though these views are slightly contrary to more widely accepted investment forecasts. Barrow Hanley's overweight in financials will likely increase because the sub-advisor continues to find value in that sector.

In Barrow Hanley's view, although the U.S. equity market is not 'cheap', the current level of earnings, interest rates and inflation indicate that it is not overpriced. Barrow Hanley expects that the Fed will continue to provide liquidity by further interest rate reductions and remains optimistic for the period ahead, while remaining watchful for any signs of excess.

Top Ten Holdings as of September 30, 2007	
Occidental Petroleum	4.7%
Verizon Communications	4.1%
Bank of America	4.0%
Imperial Tobacco Group ADR	4.0%
Pfizer	3.7%
Diageo ADR	3.7%
Freddie Mac	3.7%
Bristol-Myers Squibb	3.6%
Altria Group	3.5%
AT&T	3.4%
As a percentage of Total Fund Investments	38.4%

Barrow Hanley Value Fund

OLD MUTUAL BARROW HANLEY VALUE FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class Z*	09/10/98	6.30%	15.18%	10.52%	12.21%	11.74%
Class A with load	07/31/03	(0.01)%	8.24%	8.09%	n/a	8.72%
Class A without load	07/31/03	6.13%	14.87%	10.25%	n/a	10.28%
Class C with load	07/31/03	4.82%	13.12%	9.39%	n/a	9.45%
Class C without load	07/31/03	5.82%	13.90%	9.39%	n/a	9.45%
Class R	12/20/06[1]	5.58%	n/a	n/a	n/a	7.04%[†]
Institutional Class	12/20/06[1]	6.18%	n/a	n/a	n/a	7.89%[†]
S&P 500 Index	09/10/98	8.44%	16.44%	13.14%	15.45%	6.71%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

[*] Data prior to December 14, 2001 includes performance of a predecessor fund, whose inception date was September 10, 1998. The predecessor fund had investment goals, strategies and policies that were substantially similar to the Fund.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by a sub-advisor different than the Fund's current sub-advisor and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.43% and 1.10%; 1.79% and 1.35%; 2.56% and 2.10%; 1.62% and 1.60%; and 0.92% and 0.90%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of September 10, 1998 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2007 — % of Total Fund Investments



Schedule of Investments

As of September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Common Stock — 99.3%		
Aerospace/Defense — 2.8%		
Northrop Grumman	41,800	$ 3,260
Total Aerospace/Defense		3,260
Beverages-Wine/Spirits — 3.7%		
Diageo ADR	48,900	4,290
Total Beverages-Wine/Spirits		4,290
Computers — 4.9%		
Hewlett-Packard	54,300	2,704
International Business Machines	25,200	2,968
Total Computers		5,672
Cruise Lines — 2.7%		
Carnival	64,800	3,138
Total Cruise Lines		3,138
Diversified Manufacturing Operations — 7.3%		
General Electric	23,000	952
Honeywell International	60,400	3,592
Illinois Tool Works	65,100	3,883
Total Diversified Manufacturing Operations		8,427
Electric-Integrated — 6.8%		
Dominion Resources	20,000	1,686
Duke Energy	156,200	2,919
Entergy	29,900	3,238
Total Electric-Integrated		7,843
Finance-Consumer Loans — 3.1%		
SLM	71,600	3,556
Total Finance-Consumer Loans		3,556
Finance-Credit Card — 2.6%		
American Express	50,000	2,969
Total Finance-Credit Card		2,969
Finance-Investment Banker/Broker — 6.0%		
Citigroup	74,600	3,482
Merrill Lynch	48,000	3,421
Total Finance-Investment Banker/Broker		6,903
Finance-Mortgage Loan/Banker — 3.7%		
Freddie Mac	71,400	4,213
Total Finance-Mortgage Loan/Banker		4,213
Food-Miscellaneous/Diversified — 2.5%		
Kraft Foods, Cl A	83,705	2,889
Total Food-Miscellaneous/Diversified		2,889

Description	Shares	Value (000)
Hotels & Motels — 2.0%		
Wyndham Worldwide	69,200	$ 2,267
Total Hotels & Motels		2,267
Medical Labs & Testing Services — 1.3%		
Quest Diagnostics	25,800	1,491
Total Medical Labs & Testing Services		1,491
Medical-Drugs — 10.4%		
Bristol-Myers Squibb	143,400	4,133
Pfizer	176,000	4,299
Wyeth	78,400	3,493
Total Medical-Drugs		11,925
Medical-HMO — 3.1%		
WellPoint*	45,700	3,607
Total Medical-HMO		3,607
Multi-Line Insurance — 4.1%		
Allstate	15,700	898
American International Group	57,100	3,863
Total Multi-Line Insurance		4,761
Oil Companies-Exploration & Production — 4.7%		
Occidental Petroleum	85,200	5,460
Total Oil Companies-Exploration & Production		5,460
Pipelines — 4.5%		
El Paso	142,600	2,420
Spectra Energy	111,000	2,717
Total Pipelines		5,137
Super-Regional Banks-US — 4.6%		
Bank of America	91,800	4,615
Capital One Financial	10,200	677
Total Super-Regional Banks-US		5,292
Telephone-Integrated — 7.5%		
AT&T	93,000	3,935
Verizon Communications	107,500	4,760
Total Telephone-Integrated		8,695
Tobacco — 7.4%		
Altria Group	57,900	4,026
Imperial Tobacco Group ADR	49,600	4,551
Total Tobacco		8,577
Tools-Hand Held — 2.8%		
Stanley Works	57,200	3,211
Total Tools-Hand Held		3,211

Old Mutual Barrow Hanley Value Fund — concluded

Schedule of Investments

As of September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Wireless Equipment — 0.8%		
Nokia ADR	24,200	$ 917
Total Wireless Equipment		917
Total Common Stock (Cost $89,299)		114,500
Money Market Fund — 0.4%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (D)	517,660	518
Total Money Market Fund (Cost $518)		518
Total Investments — 99.7% (Cost $89,817)		115,018
Other Assets and Liabilities, Net — 0.3%		329
Total Net Assets — 100.0%		$ 115,347

For descriptions of abbreviations and footnotes, please refer to page 122.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Columbus Circle Investors

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2007, the Old Mutual Columbus Circle Technology and Communications Fund (the "Fund") dramatically outperformed its benchmark, the NYSE Arca Tech 100 Index. The Fund's Class Z shares posted a 27.02% return versus 11.52% for the benchmark. Performance for all share classes can be found on page 19.

Q. What investment environment did the Fund face during the past six months?

A. Technology stocks posted strong gains during the six-month period, as global growth continued at a brisk pace (global real gross domestic product ("GDP") expectations increased to 4% for 2007), despite slower growth from the U.S. consumer. Technology spending remained healthy as a result of solid GDP growth, record corporate profit margins and increasing demand for additional bandwidth capacity as a result of rapidly increasing use of video over the internet. Private equity buyouts also helped to reverse the decade-long trend of declining valuations.

Q. Which market factors influenced the Fund's relative performance?

A. While the generally strong backdrop for technology and communications investing provided opportunities, the Fund's relative outperformance was the direct result of favorable stock selection.

Q. How did portfolio composition affect Fund performance?

A. Stocks that contributed most to the Fund's return included Apple, Blue Coat Systems and First Solar.

The Fund's top performing holding was Apple, a leading producer of personal computers and related peripherals. The company significantly beat earnings expectations for the period as profit margin upside was driven by strong component pricing and the company's launch of the iPhone in July, its most significant new product launch since the iPod.

Enterprise software company Blue Coat Systems also contributed strongly to relative returns. The company sells proxy appliances to enhance the visibility and control of web communications and improve performance. Proxy sales have regained momentum due to the introduction of Blue Coat's WAN (Wide Area Networking) Optimization product, Mach 5. The recent acceleration of business use of video over the internet is creating significant bandwidth constraints and Blue Coat's Mach 5 product optimizes the protocol to alleviate these constraints when companies communicate with remote users and branch offices. Initial revenues far exceeded expectations for the period.

First Solar, a low cost designer and manufacturer of thin-film solar modules, was another key contributor to the Fund's relative results. The company significantly exceeded expectations on higher throughput-per-production-line and better-than-expected cell efficiency gains during the period. Management continuously raised full year guidance ahead of market expectations due to a faster than expected ramp-up for the company's new German facility and higher cell efficiency rates. Management also indicated it continues to see strengthening demand for its product due to competitive low costs and the global push for cleaner energy.

Despite the Fund's robust overall return, some individual holdings declined during the period, notably Micron Technology (no longer a Fund holding), SRS Labs (no longer a Fund holding) and Akamai Technologies (no longer a Fund holding).

Performance Highlights

- *For the six-month period ended September 30, 2007, the Old Mutual Columbus Circle Technology and Communications Fund dramatically outperformed its benchmark, the NYSE Arca Tech 100 Index. The Fund's Class Z shares posted a 27.02% return versus 11.52% for the benchmark.*

- *While the generally strong backdrop for technology and communications investing provided opportunities, the Fund's relative outperformance was the direct result of favorable stock selection.*

- *Stocks that contributed most to the Fund's return included Apple, Blue Coat Systems and First Solar.*

- *Despite the Fund's robust overall return, some individual holdings declined during the period, notably Micron Technology (no longer a Fund holding), SRS Labs (no longer a Fund holding) and Akamai Technologies (no longer a Fund holding).*

OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS FUND — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Columbus Circle Investors

Top Ten Holdings as of September 30, 2007	
Apple	5.4%
Nokia ADR	4.3%
Cisco Systems	4.1%
Google, Cl A	4.0%
Research In Motion	3.1%
Adobe Systems	3.0%
Thermo Fisher Scientific	2.9%
Applied Materials	2.8%
NAVTEQ	2.5%
NII Holdings	2.5%
As a percentage of Total Fund Investments	34.6%

Micron Technology is a leading memory semiconductor company which reported an in-line third quarter, but below investor expectations. While strong pricing led to positive effects in the company's dynamic random access memory (DRAM) business, they were offset by revenue weakness in its wireless businesses and greater than expected startup costs in its nonvolatile memory business. SRS Labs is a licensor of surround sound technology to various consumer electronics manufacturers. While recent design wins had exceeded expectations, Sony decided not to use the company's technology in its next generation of flat panel TVs. While cell phone growth should offset lost TV designs in 2008, growth is likely to slow during the second half of 2007. In light of slower second half growth and a moderately slowing U.S. consumer, the position was exited. Akamai Technologies is the leading provider of content and application delivery technology that improves performance speed for corporate internet customers. Though end demand remained robust due to the increasing use of video over the internet, Akamai Technologies' stock price fell after second quarter results failed to exceed expectations.

Q. What is the investment outlook for technology investing?

A. While U.S. economic growth has slowed modestly and lending standards have tightened, Columbus Circle Investors ("Columbus Circle"), the Fund's sub-advisor, expects a continuation of strong fundamentals through the balance of 2007 due to expected growth in emerging markets, anticipated U.S. employment and wage growth and continued strong corporate cash flow. In addition, video streaming over the internet is the most significant secular driver of technology spending this decade and Columbus Circle will endeavor to position the Fund to capitalize on that growth. As always, the Fund will continue to focus on dynamic companies in attractive markets that will benefit from positive industry dynamics and dominant secular trends. The emerging themes Columbus Circle remains focused on are video streaming and downloading, internet advertising, next-generation carrier data spending (voice over IP, 3G, bandwidth optimization) and security. Columbus Circle believes the Fund is poised to capitalize on these themes, the resurgent technology spending environment and emerging technologies.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	09/29/95	27.02%	36.47%	18.98%	19.99%	(0.23)%	6.75%
Class A with load	09/30/03	19.62%	28.26%	16.38%	n/a	n/a	12.59%
Class A without load	09/30/03	26.88%	36.08%	18.69%	n/a	n/a	14.27%
Class C with load	09/30/03	25.42%	34.05%	17.78%	n/a	n/a	13.41%
Class C without load	09/30/03	26.42%	35.05%	17.78%	n/a	n/a	13.41%
Class R	12/20/06[1]	26.54%	n/a	n/a	n/a	n/a	27.42%[†]
Institutional Class	12/20/06[1]	27.25%	n/a	n/a	n/a	n/a	28.42%[†]
NYSE Arca Tech 100 Index	09/29/95	11.52%	18.94%	13.49%	21.01%	11.65%	14.36%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[*] Prior to November 2, 1999, the Fund was diversified and did not concentrate its investments. Therefore, the Fund's performance prior to November 2, 1999 may not be indicative of how it will perform in the future.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current sub-advisor and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.84% and 1.45%; 8.11% and 1.70%; 6.06% and 2.45%; 1.96% and 1.93%; and 1.04% and 1.04%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1997 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2007 — % of Total Fund Investments



OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS FUND — concluded

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2007 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 98.3%		
Applications Software — 3.4%		
Microsoft	125,700	$ 3,703
Salesforce.com*	57,500	2,951
Total Applications Software		6,654
Building Products-Light Fixtures — 1.0%		
LSI Industries	91,500	1,877
Total Building Products-Light Fixtures		1,877
Cable TV — 1.8%		
Rodgers Communications, Cl B	79,200	3,606
Total Cable TV		3,606
Cellular Telecommunications — 2.5%		
NII Holdings*	59,100	4,855
Total Cellular Telecommunications		4,855
Computer Services — 1.9%		
DST Systems*	42,200	3,621
Total Computer Services		3,621
Computer Software — 1.9%		
Omniture*	123,421	3,742
Total Computer Software		3,742
Computers — 13.3%		
Apple*	69,000	10,594
Dell*	171,800	4,742
Hewlett-Packard	94,000	4,680
Research In Motion*	61,300	6,041
Total Computers		26,057
Computers-Integrated Systems — 2.2%		
Riverbed Technology*	73,200	2,956
Stratasys*	52,100	1,436
Total Computers-Integrated Systems		4,392
Data Processing/Management — 2.5%		
NAVTEQ*	62,300	4,857
Total Data Processing/Management		4,857
Decision Support Software — 1.5%		
Interactive Intelligence*	154,900	2,943
Total Decision Support Software		2,943
E-Commerce/Products — 2.0%		
Amazon.com*	42,200	3,931
Total E-Commerce/Products		3,931

Description	Shares	Value (000)
Electronic Components-Miscellaneous — 2.9%		
Garmin	18,700	$ 2,233
Gentex	154,907	3,321
Total Electronic Components-Miscellaneous		5,554
Electronic Components-Semiconductors — 7.3%		
Broadcom, Cl A*	85,200	3,105
MEMC Electronic Materials*	32,292	1,901
Netlogic Microsystems*	82,000	2,961
NVIDIA*	64,750	2,347
ON Semiconductor* (H)	158,400	1,989
Texas Instruments	53,900	1,972
Total Electronic Components-Semiconductors		14,275
Electronic Forms — 3.0%		
Adobe Systems*	135,906	5,934
Total Electronic Forms		5,934
Electronic Measuring Instruments — 1.4%		
Trimble Navigation*	71,100	2,788
Total Electronic Measuring Instruments		2,788
Energy-Alternate Sources — 2.0%		
First Solar*	32,700	3,850
Total Energy-Alternate Sources		3,850
Enterprise Software/Services — 2.4%		
Oracle*	216,900	4,696
Total Enterprise Software/Services		4,696
Instruments-Scientific — 2.9%		
Thermo Fisher Scientific*	97,900	5,651
Total Instruments-Scientific		5,651
Internet Application Software — 1.0%		
DealerTrack Holdings*	45,400	1,901
Total Internet Application Software		1,901
Internet Security — 4.5%		
Blue Coat Systems*	47,900	3,773
Vasco Data Security International*	54,900	1,939
VeriSign*	90,500	3,053
Total Internet Security		8,765
Medical Instruments — 3.8%		
Intuitive Surgical*	16,600	3,818
St. Jude Medical*	84,100	3,706
Total Medical Instruments		7,524

Description	Shares	Value (000)
Medical-Biomedical/Genetic — 2.0%		
Celgene*	54,607	$ 3,894
Total Medical-Biomedical/Genetic		3,894
Medical-Drugs — 1.4%		
Shire ADR	36,770	2,720
Total Medical-Drugs		2,720
Medical-Generic Drugs — 1.0%		
Teva Pharmaceutical Industries ADR	41,900	1,863
Total Medical-Generic Drugs		1,863
Networking Products — 8.0%		
Cisco Systems*	241,900	8,009
Juniper Networks*	118,300	4,331
Starent Networks*	153,500	3,241
Total Networking Products		15,581
Oil-Field Services — 1.7%		
Schlumberger	32,100	3,370
Total Oil-Field Services		3,370
Semiconductor Equipment — 4.9%		
Applied Materials	262,400	5,432
Varian Semiconductor Equipment Associates*	78,200	4,185
Total Semiconductor Equipment		9,617
Software Tools — 1.6%		
VMware, Cl A*	37,000	3,145
Total Software Tools		3,145
Telecommunications Equipment-Fiber Optics — 1.1%		
Ciena*	56,300	2,144
Total Telecommunications Equipment-Fiber Optics		2,144
Transactional Software — 1.1%		
Synchronoss Technologies*	49,000	2,061
Total Transactional Software		2,061
Web Portals/ISP — 4.0%		
Google, Cl A*	13,700	7,773
Total Web Portals/ISP		7,773

Description	Shares	Value (000)
Wireless Equipment — 6.3%		
Nokia ADR	220,400	$ 8,360
Qualcomm (H)	94,700	4,002
Total Wireless Equipment		12,362
Total Common Stock (Cost $134,120)		192,003
Warrants — 0.0%		
Alcatel-Lucent, Expires 12/10/07*	1,046	—
Total Warrants (Cost $—)		—
Money Market Fund — 2.3%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (D)	4,399,617	4,400
Total Money Market Fund (Cost $4,400)		4,400
Total Investments — 100.6% (Cost $138,520)		196,403
Written Options — (0.1)%		
ON Semiconductor, January 2008, 100 Call, Strike Price: $12.50*	(340)	(43)
Qualcomm, January 2008, 100 Call, Strike Price: $45.00*	(600)	(109)
Total Written Options (Premiums Received $(108))		(152)
Other Assets and Liabilities, Net — (0.5%)		(1,041)
Total Net Assets — 100.0%		$ 195,210

For descriptions of abbreviations and footnotes, please refer to page 122.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL EMERGING GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Copper Rock Capital Partners, LLC

Performance Highlights

- *During the semi-annual period ended September 30, 2007, the Old Mutual Emerging Growth Fund's Class Z shares posted a 16.85% return, significantly outperforming the 6.70% return posted by its benchmark, the Russell 2000® Growth Index.*

- *Over the six-month period, stock selection in information technology was the most significant contributor to the Fund's performance relative to the Index. Two technology groups in particular exhibited strong results: cabling and communication services and the "software as a service" segment.*

- *Stock selection in the health care sector, where the Fund maintained a slight underweight, was the biggest detractor from relative performance.*

- *The leading individual contributors to the Fund's semi-annual results included DealerTrack Holdings, B/E Aerospace and Capella Education.*

- *Stocks that had a negative impact on the Fund's results included Santarus (no longer a Fund holding), Orbcomm and Radiation Therapy Services (no longer a Fund holding).*

Q. How did the Fund perform relative to its benchmark?

A. During the semi-annual period ended September 30, 2007, the Old Mutual Emerging Growth Fund's (the "Fund") Class Z shares posted a 16.85% return, significantly outperforming the 6.70% return of its benchmark, the Russell 2000® Growth Index (the "Index"). Performance for all share classes can be found on page 24.

Q. What investment environment did the Fund face during the past six months?

A. Although U.S. equity markets generally advanced during the six-month period, stock prices were increasingly volatile, particularly over the summer months, as concerns about a worsening housing market, difficulties in the subprime lending arena and declining liquidity overshadowed the equity markets. However, stocks rebounded in September after the Federal Reserve reduced the Federal Funds rate and global central banks took steps to improve worldwide liquidity.

Q. Which market factors influenced the Fund's relative performance?

A. Growth stocks continued to generally outperform value stocks during the period. Notably, stocks possessing solid fundamentals and attractive growth characteristics were rewarded in the latter part of the six months, marking a reversal from 2006 and the earlier part of 2007 when the markets favored slower growing, lower valuation stocks. The Fund's sub-advisor, Copper Rock Capital Partners, LLC ("Copper Rock") is a pure, bottom-up fundamental manager, whose top-down positioning is a by-product of extensive research in individual stocks and sectors. The market's greater appreciation for stocks with strong fundamentals was especially advantageous for the sub-advisor's strategy.

During the decline and volatility the markets experienced in July and August, the largest growth stocks generally performed well. Several other factors also contributed to the Fund's outperformance over the six months: favorable stock selection and the sub-advisor's decision to maintain and add to holdings that had temporarily traded down but still possessed good fundamentals.

Q. How did portfolio composition affect Fund performance?

A. Over the six-month period, stock selection in information technology was the most significant contributor to the Fund's performance relative to the Index. Two technology groups in particular exhibited strong results: cabling and telecommunication services and the "software as a service" segment. Stock selection in the industrials, consumer discretionary and financials sectors also added to the Fund's relative performance. Stock selection in the health care sector, where the Fund maintained a slight underweight, was the biggest detractor from relative performance. Lack of exposure to the materials and utilities sectors, which contributed positively to the benchmark's return, also detracted from the Fund's performance.

The leading individual contributors to the Fund's semi-annual results included DealerTrack Holdings, B/E Aerospace and Capella Education. DealerTrack Holdings provides an online, automated service that connects car dealers with lenders to provide instant credit approval for new car buyers. The market continued to reward companies like DealerTrack Holdings which offer "software as a service." Such services improve efficiencies, provide an immediate return on investment for corporate buyers and are usually purchased outside corporate technology budgets, which means buyers may not be limited by competition for budget resources. In addition, providers benefit from recurring cash flow because the software services are generally subscription-based rather than one-time purchases. B/E Aerospace retrofits and designs interior cabins and seating on airplanes. The company has continued to benefit from the ongoing boom in the aerospace industry, where growth is largely driven by travel demand in Asia, India and Europe, as well as a resurgence of U.S. corporate travel. Capella Education is a post-secondary education provider. As the U.S. economy has softened, the ability to pursue secondary and even tertiary degrees either online or part-time has become even more attractive to people who want to increase their earning potential by earning advanced degrees while maintaining full-time jobs. Capella Education and similar companies that offer evening and on-line classes have gained credibility in the professional arena and thus are benefiting from an increase in part-time students.

Stocks that had a negative impact on the Fund's results included Santarus (no longer a Fund holding), Orbcomm and Radiation Therapy Services (no longer a Fund holding). Santarus is a specialty pharmaceutical company whose products primarily treat gastrointestinal diseases and disorders. The holding was sold by the sub-advisor because a pharmaceutical company is seeking Federal Drug Administration approval to sell a generic product to compete with its main drug. In addition, Santarus is finding it increasingly difficult to compete against larger pharmaceutical companies in its market. Orbcomm, a satellite-based data communication company, reported a second quarter loss and reduced 2007 revenue guidance causing the stock price to fall. Holdings in Radiation Therapy Services, which provides radiation services to cancer patients in the U.S., were sold because its costs to integrate acquisitions and maintain a dominant market presence have increased causing a negative impact on the stock price.

Q. What is the investment outlook for the small cap growth market?

A. Copper Rock believes the environment will remain attractive for small cap growth stocks given the Federal Reserve's recent 50 basis point rate cut that will help keep liquidity in the markets, combined with a slowing economy that appears headed toward a soft landing. The sub-advisor is currently finding new investment opportunities in all sectors.

The Fund maintains a relative overweight in the information technology, telecommunications services and energy sectors. Within energy, Copper Rock is particularly attracted to exploration companies that are increasing reserves, pipeline companies that are farther along in pipeline development and companies operating in the drilling services area. The Fund also maintains holdings in the consumer discretionary sector and has an emphasis on the business services segment. The sub-advisor will closely watch results of specialty retailers over the next several quarters, wary of any fallout from the summer's subprime lending problems. Finally, the Fund's underweight in health care and moderate underweight in financials will be maintained. Political uncertainty has weighed heavily on areas of the health care sector and the sub-advisor is concerned that the health care services segment will remain weak until there is further clarity from the federal government.

Top Ten Holdings as of September 30, 2007	
iShares Russell 2000 Growth Index Fund	3.4%
DealerTrack Holdings	2.8%
Affiliated Managers Group	2.8%
Psychiatric Solutions	2.7%
B/E Aerospace	2.4%
Strayer Education	2.0%
Ladish	1.9%
Authorize.net Holdings	1.9%
Time Warner Telecom, Cl A	1.8%
Dresser-Rand Group	1.8%
As a percentage of Total Fund Investments	23.5%

Emerging Growth Fund

OLD MUTUAL EMERGING GROWTH FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	06/14/93	16.85%	32.26%	18.46%	19.69%	(2.46)%	6.44%
Class A with load	09/30/03	10.01%	24.34%	15.85%	n/a	n/a	9.34%
Class A without load	09/30/03	16.70%	31.89%	18.15%	n/a	n/a	10.97%
Class C with load	09/30/03	15.22%	29.92%	17.25%	n/a	n/a	10.14%
Class C without load	09/30/03	16.22%	30.92%	17.25%	n/a	n/a	10.14%
Class R	12/20/06[1]	16.31%	n/a	n/a	n/a	n/a	20.59%[†]
Institutional Class	12/20/06[1]	16.91%	n/a	n/a	n/a	n/a	21.45%[†]
Russell 2000® Growth Index	06/14/93	6.70%	18.94%	14.10%	18.70%	3.65%	7.62%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current sub-advisor and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.57% and 1.30%; 8.19% and 1.55%; 6.89% and 2.30%; 1.83% and 1.80%; and 1.03% and 1.03%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1997 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2007 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2007 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 94.8%		
Aerospace/Defense-Equipment — 2.4%		
B/E Aerospace*	105,554	$ 4,384
Total Aerospace/Defense-Equipment		4,384
Apparel Manufacturers — 0.7%		
Gymboree*	37,270	1,313
Total Apparel Manufacturers		1,313
Applications Software — 1.5%		
Nuance Communications*	143,140	2,764
Total Applications Software		2,764
Auction House/Art Dealer — 0.8%		
Sotheby's	30,785	1,471
Total Auction House/Art Dealer		1,471
Audio/Video Products — 0.7%		
DTS*	43,371	1,317
Total Audio/Video Products		1,317
Auto/Truck Parts & Equipment-Original — 0.4%		
Amerigon*	43,156	747
Total Auto/Truck Parts & Equipment-Original		747
Commercial Services — 1.1%		
ExlService Holdings*	91,110	1,937
Total Commercial Services		1,937
Computer Services — 0.9%		
Syntel	37,091	1,542
Total Computer Services		1,542
Computer Software — 3.0%		
Double-Take Software*	137,188	2,621
Omniture*	88,580	2,686
Total Computer Software		5,307
Computers-Integrated Systems — 1.1%		
Riverbed Technology*	47,215	1,907
Total Computers-Integrated Systems		1,907
Consulting Services — 4.6%		
Advisory Board*	47,730	2,791
FTI Consulting*	59,323	2,984
Huron Consulting Group*	34,628	2,515
Total Consulting Services		8,290

Description	Shares	Value (000)
Data Processing/Management — 1.2%		
Commvault Systems*	112,685	$ 2,087
Total Data Processing/Management		2,087
Diagnostic Equipment — 0.7%		
Hansen Medical*	43,473	1,179
Total Diagnostic Equipment		1,179
E-Commerce/Products — 0.6%		
Blue Nile*	12,080	1,137
Total E-Commerce/Products		1,137
E-Commerce/Services — 1.7%		
Priceline.com*	34,180	3,034
Total E-Commerce/Services		3,034
E-Services/Consulting — 2.3%		
GSI Commerce*	62,815	1,671
Perficient*	116,199	2,541
Total E-Services/Consulting		4,212
Educational Software — 0.9%		
Blackboard*	34,560	1,584
Total Educational Software		1,584
Electronic Components-Semiconductors — 1.4%		
Netlogic Microsystems*	68,490	2,473
Total Electronic Components-Semiconductors		2,473
Electronic Design Automation — 2.2%		
Comtech Group*	142,920	2,603
Magma Design Automation*	94,840	1,334
Total Electronic Design Automation		3,937
Electronic Measuring Instruments — 1.7%		
Itron*	32,598	3,034
Total Electronic Measuring Instruments		3,034
Electronic Security Devices — 0.9%		
Taser International*	103,515	1,624
Total Electronic Security Devices		1,624
Enterprise Software/Services — 2.0%		
Taleo, Cl A*	65,299	1,659
Ultimate Software Group*	57,565	2,009
Total Enterprise Software/Services		3,668
Entertainment Software — 0.8%		
THQ*	58,860	1,470
Total Entertainment Software		1,470

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2007 (UNAUDITED)

Description	Shares	Value (000)
Finance-Other Services — 1.7%		
FCStone Group*	38,853	$ 1,254
GFI Group*	21,850	1,882
Total Finance-Other Services		3,136
Food-Miscellaneous/Diversified — 0.9%		
SunOpta*	108,157	1,567
Total Food-Miscellaneous/Diversified		1,567
Gambling (Non-Hotel) — 1.2%		
Pinnacle Entertainment*	81,122	2,209
Total Gambling (Non-Hotel)		2,209
Hotels & Motels — 0.5%		
Morgans Hotel Group*	37,500	816
Total Hotels & Motels		816
Import/Export — 0.2%		
Castle Brands*	87,463	385
Total Import/Export		385
Industrial Audio & Video Products — 0.5%		
SRS Labs*	120,428	883
Total Industrial Audio & Video Products		883
Insurance Brokers — 0.8%		
eHealth*	53,954	1,495
Total Insurance Brokers		1,495
Internet Application Software — 3.5%		
DealerTrack Holdings*	123,255	5,162
Vocus*	37,333	1,092
Total Internet Application Software		6,254
Internet Financial Services — 3.3%		
Authorize.net Holdings*	194,220	3,424
Online Resources*	191,585	2,422
Total Internet Financial Services		5,846
Internet Infrastructure Software — 0.3%		
Radvision*	33,898	595
Total Internet Infrastructure Software		595
Investment Management/Advisory Services — 2.8%		
Affiliated Managers Group*	40,130	5,117
Total Investment Management/Advisory Services		5,117
Medical Imaging Systems — 0.7%		
IRIS International*	62,185	1,194
Total Medical Imaging Systems		1,194

Description	Shares	Value (000)
Medical Instruments — 2.0%		
Abaxis*	48,110	$ 1,080
Conceptus*	136,717	2,595
Total Medical Instruments		3,675
Medical Laser Systems — 1.0%		
Cynosure, Cl A*	49,550	1,828
Total Medical Laser Systems		1,828
Medical-Biomedical/Genetic — 2.9%		
Alexion Pharmaceuticals*	17,920	1,167
Keryx Biopharmaceuticals*	142,230	1,414
Lifecell*	70,370	2,644
Total Medical-Biomedical/Genetic		5,225
Medical-Drugs — 1.3%		
Indevus Pharmaceuticals*	179,790	1,242
Medicis Pharmaceutical, Cl A	36,310	1,108
Total Medical-Drugs		2,350
Medical-Nursing Homes — 0.8%		
Skilled Healthcare Group, Cl A*	88,390	1,392
Total Medical-Nursing Homes		1,392
Metal Processors & Fabricators — 2.0%		
Ladish*	63,373	3,516
Total Metal Processors & Fabricators		3,516
Networking Products — 1.3%		
Atheros Communications*	30,160	904
Switch & Data Facilities*	86,032	1,401
Total Networking Products		2,305
Oil Companies-Exploration & Production — 3.3%		
Arena Resources*	30,740	2,014
ATP Oil & Gas*	45,700	2,149
Parallel Petroleum*	101,840	1,730
Total Oil Companies-Exploration & Production		5,893
Oil Field Machinery & Equipment — 3.4%		
Dresser-Rand Group*	76,030	3,247
T-3 Energy Services*	66,010	2,815
Total Oil Field Machinery & Equipment		6,062
Oil-Field Services — 1.2%		
W-H Energy Services*	28,480	2,100
Total Oil-Field Services		2,100

Description	Shares	Value (000)
Physical Therapy/Rehabilitation Centers — 2.7%		
Psychiatric Solutions*	122,655	$ 4,818
Total Physical Therapy/Rehabilitation Centers		4,818
Pollution Control — 0.4%		
Fuel Tech*	28,880	638
Total Pollution Control		638
Printing-Commercial — 0.9%		
VistaPrint*	44,580	1,666
Total Printing-Commercial		1,666
Private Corrections — 0.8%		
Geo Group*	49,830	1,476
Total Private Corrections		1,476
Publishing-Newspapers — 0.8%		
Dolan Media*	56,280	1,368
Total Publishing-Newspapers		1,368
Retail-Restaurants — 0.5%		
BJ's Restaurants*	39,630	834
Total Retail-Restaurants		834
Retail-Sporting Goods — 0.8%		
Zumiez*	34,133	1,515
Total Retail-Sporting Goods		1,515
Schools — 4.3%		
Capella Education*	55,530	3,105
New Oriental Education & Technology Group ADR*	14,370	957
Strayer Education	21,220	3,578
Total Schools		7,640
Semiconductor Equipment — 1.5%		
Tessera Technologies*	74,130	2,780
Total Semiconductor Equipment		2,780
Telecommunications Equipment — 0.7%		
OpNext*	109,630	1,272
Total Telecommunications Equipment		1,272
Telecommunications Services — 3.5%		
Cbeyond*	30,785	1,256
Orbcomm*	220,032	1,657
Time Warner Telecom, Cl A*	150,120	3,298
Total Telecommunications Services		6,211

Description	Shares	Value (000)
Theaters — 0.8%		
National CineMedia	63,080	$ 1,413
Total Theaters		1,413
Therapeutics — 1.2%		
Theravance*	83,070	2,167
Total Therapeutics		2,167
Transactional Software — 2.9%		
Innerworkings*	166,913	2,876
VeriFone Holdings*	52,481	2,326
Total Transactional Software		5,202
Web Hosting/Design — 1.4%		
Equinix*	28,460	2,524
Total Web Hosting/Design		2,524
Wireless Equipment — 1.7%		
Aruba Networks*	58,418	1,168
Globecomm Systems*	69,000	915
Novatel Wireless*	41,331	936
Total Wireless Equipment		3,019
Wound, Burn & Skin Care — 0.7%		
Obagi Medical Products*	64,068	1,182
Total Wound, Burn & Skin Care		1,182
Total Common Stock (Cost $137,468)		169,986
Investment Company — 3.5%		
Index Fund-Small Cap — 3.5%		
iShares Russell 2000 Growth Index Fund	73,139	6,227
Total Investment Company (Cost $6,411)		6,227
Money Market Fund — 3.1%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (D)	5,543,819	5,544
Total Money Market Fund (Cost $5,544)		5,544
Total Investments — 101.4% (Cost $149,423)		181,757
Other Assets and Liabilities, Net — (1.4)%		(2,499)
Total Net Assets — 100.0%		$ 179,258

For descriptions of abbreviations and footnotes, please refer to page 122.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL FOCUSED FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Liberty Ridge Capital, Inc.

Performance Highlights

• *For the six-month period ended September 30, 2007, the Old Mutual Focused Fund outperformed its benchmark, the S&P 500 Index. The Fund's Class Z shares posted a 10.37% return versus 8.44% for the S&P 500 Index and 7.40% for the Russell 3000® Index.*

• *Among holdings which contributed most to the Fund's return were General Electric, EMC and Cisco Systems. A significant position in General Electric was the top performing portfolio holding during the period as the company enjoyed solid operational performance and continued its program of share buybacks and divestitures of lower growth segments.*

• *The Fund benefited from an underweight position in financials, which limited exposure to banks and other mortgage-related companies.*

• *Marsh & McLennan, Comcast and Wyeth were detractors from the Fund's positive return.*

• *The Fund's underweight exposure to the strong performing energy sector detracted from performance, as did its lack of exposure to the telecommunications sector.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2007, the Old Mutual Focused Fund (the "Fund") outperformed its benchmark, the S&P 500 Index. The Fund's Class Z shares posted a 10.37% return versus 8.44% for the S&P 500 Index and 7.40% for the Russell 3000® Index. Performance for all share classes can be found on page 30.

Q. What investment environment did the Fund face during the past six months?

A. During the period under review, large cap stocks outperformed mid and small capitalization companies. Several themes emerged over the past six months, with two seeming to dominate market sentiment. First, continued strength of emerging markets' gross domestic product growth led to strong interest from market participants. Market segments associated with that growth (basic materials, infrastructure development and firms with high levels of non-U.S. sales and earnings) experienced strong investor interest, leading many growth and momentum stocks to outperform. This interest was intensified by the weakening dollar which made foreign earnings more valuable. Second, housing market woes and mortgage market deterioration brought about a precipitous equity market decline in late July and early August, sharply increasing volatility. Recognition of the mortgage market's troubles prompted a decreased willingness for market participants to adequately price heretofore liquid financial instruments such as commercial paper and asset-backed securities, leading to a credit crunch that had the potential to severely disrupt all markets. A 50 basis point reduction in the Federal Funds rate in mid-September brought about a swift equity market rebound so that by month-end most domestic equity indexes had recovered earlier losses and were once again near all-time highs.

Q. Which market factors influenced the Fund's relative performance?

A. Stock specific factors rather than macroeconomic themes contributed most to the Fund's relative results. For the six-month period, relative gains came largely from stock selection, rather than sector allocations.

Q. How did portfolio composition affect Fund performance?

A. Among holdings that contributed most to the Fund's return were General Electric, EMC and Cisco Systems. A significant position in General Electric was the top performing portfolio holding during the period as the company enjoyed solid operational performance and continued its program of share buybacks and divestitures of lower growth segments. Two information technology companies were important contributors: EMC, an enterprise software provider that benefited from a partial spin-off of its fast growing VMWare segment in a positively-received initial public offering; and Cisco Systems, a network equipment manufacturer that delivered a series of positive earnings results, coupled with increased long-term revenue targets from company management.

The Fund also benefited from stock selection and an underweight position in financials, which limited exposure to banks and other mortgage-related companies. Overweight positions and stock selection in both materials and industrials also contributed positively to the Fund's relative results. The Fund's underweight exposure to the strong performing energy sector detracted from performance, as did its lack of exposure to the telecommunications sector. Poor stock selection within the healthcare sector also hurt the Fund's relative return.

Marsh & McLennan, Comcast and Wyeth were detractors from the Fund's positive return. Professional services provider, Marsh & McLennan, was negatively impacted by disappointment over the results of its restructuring efforts, including the sale of its asset management business. Cable provider, Comcast, experienced weaker near-term subscriber growth and lacked positive catalysts. Pharmaceutical company, Wyeth, experienced a market decline due to a delay in bringing its promising depression and menopause drug, Pristiq, to market.

Q. What is the investment outlook?

A. Liberty Ridge Capital, Inc., the Fund's sub-advisor, continues to focus on finding companies it believes will do well regardless of short-term macroeconomic preoccupations and believes a long-term outlook rewards investors over time.

Top Ten Holdings as of September 30, 2007	
Maxim Integrated Products	10.1%
General Electric	8.7%
Microsoft	8.1%
Pfizer	4.7%
Walgreen	4.2%
Cisco Systems	4.0%
Comcast, Special Cl A	3.9%
Berkshire Hathaway, Cl A	3.8%
El Paso	3.8%
Dover	3.7%
As a percentage of Total Fund Investments	55.0%

Focused Fund

OLD MUTUAL FOCUSED FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class Z	02/12/99	10.37%	16.90%	15.91%	17.17%	12.67%
Class A with load	09/30/03	3.91%	9.93%	13.37%	n/a	13.34%
Class A without load	09/30/03	10.26%	16.62%	15.63%	n/a	15.03%
Class C with load	09/30/03	8.83%	14.75%	14.75%	n/a	14.17%
Class C without load	09/30/03	9.83%	15.75%	14.75%	n/a	14.17%
Class R	12/20/06[1]	9.71%	n/a	n/a	n/a	6.18%[†]
Institutional Class	12/20/06[1]	10.37%	n/a	n/a	n/a	7.09%[†]
S&P 500 Index[2]	02/12/99	8.44%	16.44%	13.14%	15.45%	3.89%
Russell 3000® Index[2]	02/12/99	7.40%	16.52%	13.74%	16.18%	5.09%

Past performance is not a guarantee of future results. Information about these performance results and the comparative indexes can be found on pages 1-3.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

[2] The Fund has changed its performance benchmark from the Russell 3000® Index to the S&P 500 Index as the S&P 500 Index better reflects the Fund's investment strategy.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.44% and 1.15%; 1.73% and 1.40%; 5.22% and 2.15%; 1.79% and 1.65%; and 0.85% and 0.80%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of February 12, 1999 to an investment made in unmanaged securities indexes on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2007 — % of Total Fund Investments



Schedule of Investments

As of September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Common Stock — 96.6%		
Applications Software — 8.1%		
Microsoft	76,310	$ 2,248
Total Applications Software		2,248
Beverages-Non-Alcoholic — 1.8%		
Coca-Cola	8,510	489
Total Beverages-Non-Alcoholic		489
Cable TV — 3.9%		
Comcast, Special Cl A*	45,305	1,085
Total Cable TV		1,085
Chemicals-Diversified — 1.7%		
E.I. du Pont de Nemours	9,760	484
Total Chemicals-Diversified		484
Computers — 1.4%		
Dell*	14,630	404
Total Computers		404
Computers-Memory Devices — 3.3%		
EMC*	44,500	926
Total Computers-Memory Devices		926
Data Processing/Management — 1.8%		
Automatic Data Processing	10,960	503
Total Data Processing/Management		503
Diversified Manufacturing Operations — 15.7%		
3M	9,960	932
Dover	20,260	1,032
General Electric	58,290	2,413
Total Diversified Manufacturing Operations		4,377
Fiduciary Banks — 2.5%		
State Street	10,390	708
Total Fiduciary Banks		708
Finance-Mortgage Loan/Banker — 2.0%		
Freddie Mac	9,260	546
Total Finance-Mortgage Loan/Banker		546
Insurance Brokers — 1.5%		
Marsh & McLennan	16,190	413
Total Insurance Brokers		413
Internet Security — 2.8%		
Symantec*	40,631	787
Total Internet Security		787

Description	Shares	Value (000)
Medical Instruments — 3.1%		
Medtronic	15,150	$ 855
Total Medical Instruments		855
Medical-Drugs — 7.7%		
Pfizer	53,920	1,317
Wyeth	18,540	826
Total Medical-Drugs		2,143
Metal Processors & Fabricators — 3.5%		
Sterlite Industries ADR*	52,430	970
Total Metal Processors & Fabricators		970
Metal-Aluminum — 1.5%		
Alcoa	10,610	415
Total Metal-Aluminum		415
Multi-Line Insurance — 2.9%		
XL Capital, Cl A	10,240	811
Total Multi-Line Insurance		811
Networking Products — 4.0%		
Cisco Systems*	33,670	1,115
Total Networking Products		1,115
Non-Hazardous Waste Disposal — 2.7%		
Waste Management	19,860	750
Total Non-Hazardous Waste Disposal		750
Pipelines — 3.8%		
El Paso	61,860	1,050
Total Pipelines		1,050
Property/Casualty Insurance — 0.9%		
Travelers	5,160	260
Total Property/Casualty Insurance		260
Reinsurance — 3.8%		
Berkshire Hathaway, Cl A*	9	1,067
Total Reinsurance		1,067
Retail-Drug Store — 6.1%		
CVS Caremark	13,400	531
Walgreen	24,940	1,178
Total Retail-Drug Store		1,709

OLD MUTUAL FOCUSED FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2007 (UNAUDITED)

Description	Shares	Value (000)
Semiconductor Components-Integrated Circuits — 10.1%		
Maxim Integrated Products	95,660	$ 2,808
Total Semiconductor Components-Integrated Circuits		2,808
Total Common Stock (Cost $23,005)		26,923
Money Market Fund — 3.0%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (D)	833,403	833
Total Money Market Fund (Cost $833)		833
Total Investments — 99.6% (Cost $23,838)		27,756
Other Assets and Liabilities, Net — 0.4%		117
Total Net Assets — 100.0%		$ 27,873

For descriptions of abbreviations and footnotes, please refer to page 122.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Munder Capital Management and Turner Investment Partners, Inc.

Q. How did the Fund perform relative to its benchmarks?

A. For the six-month period ended September 30, 2007, Class Z shares of the Old Mutual Growth Fund (the "Fund") were up 17.95%, significantly outperforming its benchmarks, the Russell Midcap® Growth Index and the S&P MidCap 400 Index, up 9.03% and 4.92%, respectively. Performance for all share classes can be found on page 35.

Q. What investment environment did the Fund face during the past six months?

A. During the six-month period, the domestic economy began to show signs of a slowdown and earnings growth decelerated. Although most leading stock market indexes were near all-time highs by the end of September, the third calendar quarter was volatile. In August, concerns about the mortgage and credit markets escalated and most major equity markets were down sharply. Through quick action and steps taken by global central banks to improve worldwide liquidity, modern monetary policy defused a potentially serious crisis flowing from a meltdown in the valuation of mortgage-backed securities that impacted investor confidence. By mid-September, the Federal Reserve (the "Fed") came to the rescue by reducing the Federal Funds and Discount Rates and stocks quickly recovered. Growth outperformed value stocks by a significant margin during the period because the environment favored companies that continued to deliver earnings. The financials sector has been under particular stress, as credit markets have tightened notwithstanding the Fed's interest rate reductions.

Q. Which market factors influenced the Fund's relative performance?

A. The bursting of the credit bubble refocused investors on fundamentals, rather than speculation on targets with private equity takeout potential. During the six-month period, the stock market largely favored companies that were able to produce solid earnings growth in a weakening economy. The return of growth stocks to favor has been aided by an overall deceleration in earnings growth. As companies with above-average earnings growth become scarcer due to a weakening economy, investors are gravitating toward bona fide growth stocks. The Fund's portfolio was positioned to benefit from the market environment that prevailed during the period.

Q. How did portfolio composition affect Fund performance?

A. Results in all but one of the ten economic sectors contributed positively to the Fund's relative returns versus the Russell Midcap® Growth Index. Despite concerns that U.S. consumer spending would decline, stock selection within the consumer discretionary sector was very strong on both a relative and absolute basis. Favorable stock selection in energy and industrials also contributed significantly to relative outperformance. Other sectors that contributed to the Fund's performance included information technology, materials and health care. Somewhat surprisingly, the single sector in which the Fund underperformed was not financials. Despite the rapidity and breadth of the contagion of credit concerns, liquidity issues and the subprime mortgage debacle, stock selection was positive within the financial sector. The utilities sector was the Fund's lone area of slight underperformance relative to the benchmarks.

The Fund's relative outperformance was primarily the result of favorable stock selection. Among holdings that contributed most to the Fund's outperformance were aQuantive (no longer a Fund holding), National Oilwell Varco and GameStop. The greatest single contributor was aQuantive, a highly successful family of digital marketing companies. The holding was sold when the company was acquired by Microsoft for a huge premium. National Oilwell Varco is a worldwide provider of equipment and components used in oil and gas drilling and production operations, oilfield services and supply chain

---

Performance Highlights

- *For the six-month period ended September 30, 2007, Class Z shares of the Old Mutual Growth Fund were up 17.95%, significantly outperforming the Fund's benchmarks, the Russell Midcap® Growth Index and the S&P MidCap 400 Index, up 9.03% and 4.92%, respectively.*

- *Results in all but one of the ten economic sectors contributed positively to the Fund's relative returns versus the Russell Midcap® Growth Index. Despite concerns that U.S. consumer spending would decline, stock selection within the consumer discretionary sector was very strong on both a relative and absolute basis.*

- *The Fund's relative outperformance was primarily the result of favorable stock selection. Among holdings that contributed most to the Fund's outperformance were aQuantive (no longer a Fund holding), National Oilwell Varco and GameStop.*

- *A few decliners hampered the Fund's positive results during the period, among them were Akamai Technologies, RAIT Financial Trust (no longer a Fund holding) and PMI Group (no longer a Fund holding).*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Munder Capital Management and Turner Investment Partners, Inc.

Top Ten Holdings
as of September 30, 2007

National Oilwell Varco	2.4%
GameStop, Cl A	1.9%
NII Holdings	1.8%
McDermott International	1.8%
Oshkosh Truck	1.3%
Affiliated Managers Group	1.3%
Penn National Gaming	1.3%
Crown Castle International	1.3%
Stericycle	1.2%
L-3 Communications Holdings	1.1%
As a percentage of Total Fund Investments	15.4%

integration services to the upstream oil and gas industry. The company's share price increased on an announcement for an order of a deepwater drill ship from Hyundai Heavy with delivery expected September 2010. Specialty software retailer, GameStop, posted better than expected video game results and software sales. The company's management believes European sales could eventually match U.S business and expects to open at least 300 new U.S. stores annually for the next few years and are on track to open at least 500 stores worldwide this year.

A few decliners hampered the Fund's positive results during the period, among them were Akamai Technologies ("Akamai"), RAIT Financial Trust (no longer a Fund holding) and PMI Group (no longer a Fund holding). Akamai's principal activity is to provide services for accelerating and improving the delivery of content and applications over the internet. The company's stock plunged despite reporting earnings in line with analysts' estimates and beating revenue expectations. The other two notable detractors were victims of the "subprime contagion": RAIT Financial Trust provides a set of debt financing options to the real estate industry and PMI Group provides residential mortgage insurance and structured finance products to mortgage lenders, savings institutions, commercial banks, capital market participants and investors in the U.S.

Q. What is the investment outlook for the mid-cap growth equity market?

A. Munder Capital Management ("Munder") believes monetary policy will likely play a major role in steering the financial sector through a stressful period. If a soft landing is accomplished, financials can be expected to perform better. Noting that the Fund's relative performance has been very strong, Munder cautions that investors should manage their expectations appropriately. The sub-advisor points out that sector diversity helped the Fund to withstand a major shock in the credit markets. Munder believes portfolio characteristics indicate that its Fund holdings have stronger fundamentals and a significantly greater growth profile than the benchmark. Despite the belief that value stocks may benefit in the near-term if financials rally due to monetary policy easing, Munder notes that monetary policy easing does not typically coincide with a shift to value over the longer term. The firm believes mid-cap stocks may have a slight edge over smaller companies because investors tend to move higher up the market capitalization spectrum in times of heightened volatility and risk aversion.

Turner Investment Partners, Inc. ("Turner") believes the stock market will continue to draw strength from the health of the global economy, which Turner expects should help to bolster corporate earnings in the U.S. and around the world. Second quarter profits rose roughly 8% in the U.S., below the double-digit norm of the past three years but still above the long-term average of 7.6%, and Turner thinks profit growth may again reach low double digits in the fourth quarter. In this sub-advisor's analysis, the much-chronicled housing slump and subprime loan malaise probably will not be severe enough to tip the economy into a recession and the stock market into bearish territory. As long as earnings remain reasonably healthy, Turner does not think the stock market is in near-term danger of changing from bullish to bearish.

Turner's focus remains on owning stocks believed to have superior earnings prospects and currently favors shares of companies in the internet, luxury retailing, consulting, brokerage, investment exchange, mining, energy services, natural gas utility, specialty pharmaceutical, biotechnology, semiconductor, data networking and wireless industries.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	12/19/85	17.95%	30.81%	19.07%	14.63%	2.13%	11.70%
Class A with load	09/30/03	11.01%	22.94%	16.45%	n/a	n/a	12.07%
Class A without load	09/30/03	17.81%	30.47%	18.78%	n/a	n/a	13.74%
Class C with load	09/30/03	16.37%	28.49%	17.88%	n/a	n/a	12.89%
Class C without load	09/30/03	17.37%	29.49%	17.88%	n/a	n/a	12.89%
Class R	12/20/06[1]	17.34%	n/a	n/a	n/a	n/a	21.52%[†]
Institutional Class	12/20/06[1]	17.98%	n/a	n/a	n/a	n/a	22.39%[†]
Russell Midcap® Growth Index	12/19/85	9.03%	21.22%	17.01%	20.39%	7.47%	12.10%
S&P MidCap 400 Index	12/19/85	4.92%	18.76%	15.63%	18.17%	11.60%	15.00%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative indexes can be found on pages 1-3.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current sub-advisors and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.33% and 1.10%; 5.41% and 1.35%; 5.91% and 2.10%; 1.66% and 1.60%; and 0.90% and 0.90%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1997 to an investment made in unmanaged securities indexes on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2007 — % of Total Fund Investments



OLD MUTUAL GROWTH FUND — continued

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2007 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 98.3%		
Advertising Sales — 0.7%		
Focus Media Holding ADR*	42,250	$ 2,451
Lamar Advertising, Cl A	38,175	1,870
Total Advertising Sales		4,321
Agricultural Chemicals — 0.9%		
Mosaic*	28,510	1,526
Syngenta ADR	89,900	3,895
Total Agricultural Chemicals		5,421
Apparel Manufacturers — 2.0%		
Coach*	102,503	4,845
Guess?	89,660	4,396
Polo Ralph Lauren	28,450	2,212
Total Apparel Manufacturers		11,453
Applications Software — 1.1%		
Citrix Systems*	82,870	3,341
Salesforce.com*	56,380	2,894
Total Applications Software		6,235
Auction House/Art Dealer — 0.8%		
Ritchie Bros Auctioneers	21,775	1,417
Sotheby's	63,875	3,053
Total Auction House/Art Dealer		4,470
Auto-Medium & Heavy Duty Trucks — 1.3%		
Oshkosh Truck	125,725	7,791
Total Auto-Medium & Heavy Duty Trucks		7,791
Beverages-Non-Alcoholic — 1.1%		
Hansen Natural*	64,190	3,638
Pepsi Bottling Group	76,730	2,852
Total Beverages-Non-Alcoholic		6,490
Beverages-Wine/Spirits — 0.5%		
Central European Distribution*	62,900	3,014
Total Beverages-Wine/Spirits		3,014
Casino Hotels — 0.9%		
Wynn Resorts	33,390	5,261
Total Casino Hotels		5,261
Cellular Telecommunications — 1.8%		
NII Holdings*	129,260	10,619
Total Cellular Telecommunications		10,619

Description	Shares	Value (000)
Chemicals-Diversified — 0.9%		
FMC	101,050	$ 5,257
Total Chemicals-Diversified		5,257
Commercial Banks Non-US — 0.8%		
HDFC Bank ADR	42,625	4,566
Total Commercial Banks Non-US		4,566
Commercial Banks-Western US — 0.3%		
Zions Bancorporation	28,950	1,988
Total Commercial Banks-Western US		1,988
Commercial Services-Finance — 0.8%		
Wright Express*	122,700	4,477
Total Commercial Services-Finance		4,477
Computer Services — 1.2%		
Cognizant Technology Solutions, Cl A*	48,051	3,833
IHS, Cl A*	62,125	3,509
Total Computer Services		7,342
Computer Software — 0.9%		
Blackbaud	145,175	3,664
Omniture*	51,300	1,556
Total Computer Software		5,220
Computers-Peripheral Equipment — 0.5%		
Logitech International*	109,025	3,222
Total Computers-Peripheral Equipment		3,222
Containers-Metal/Glass — 0.8%		
Owens-Illinois*	110,770	4,591
Total Containers-Metal/Glass		4,591
Data Processing/Management — 2.1%		
Fidelity National Information Services	48,775	2,164
MasterCard, Cl A	22,570	3,340
NAVTEQ*	38,700	3,017
Paychex	94,220	3,863
Total Data Processing/Management		12,384
Dental Supplies & Equipment — 0.4%		
Dentsply International	54,740	2,279
Total Dental Supplies & Equipment		2,279
Diagnostic Equipment — 0.6%		
Cytyc*	77,975	3,716
Total Diagnostic Equipment		3,716

Description	Shares	Value (000)
Dialysis Centers — 0.4%		
DaVita*	39,500	$ 2,496
Total Dialysis Centers		2,496
Distribution/Wholesale — 0.4%		
LKQ*	69,825	2,431
Total Distribution/Wholesale		2,431
Diversified Manufacturing Operations — 1.7%		
Harsco	62,220	3,688
Roper Industries	64,320	4,213
SPX	25,080	2,321
Total Diversified Manufacturing Operations		10,222
E-Commerce/Services — 0.8%		
Expedia*	95,020	3,029
Priceline.com*	15,880	1,410
Total E-Commerce/Services		4,439
Electric Products-Miscellaneous — 0.5%		
Ametek	68,220	2,948
Total Electric Products-Miscellaneous		2,948
Electric-Integrated — 1.4%		
Entergy	23,775	2,574
Northeast Utilities	192,925	5,512
Total Electric-Integrated		8,086
Electric-Transmission — 0.7%		
ITC Holdings	84,850	4,204
Total Electric-Transmission		4,204
Electronic Components-Miscellaneous — 0.5%		
Garmin	25,180	3,006
Total Electronic Measuring Instruments		3,006
Electronic Components-Semiconductors — 3.9%		
Altera	115,970	2,793
Broadcom, Cl A*	153,130	5,580
Cavium Networks*	57,292	1,862
Intersil, Cl A	111,050	3,712
Microchip Technology	68,275	2,480
NVIDIA*	136,860	4,960
ON Semiconductor*	114,900	1,443
Total Electronic Components-Semiconductors		22,830
Electronic Measuring Instruments — 1.0%		
Itron*	60,275	5,610
Total Electronic Measuring Instruments		5,610

Description	Shares	Value (000)
Electronics-Military — 1.1%		
L-3 Communications Holdings	64,150	$ 6,552
Total Electronics-Military		6,552
Energy-Alternate Sources — 0.4%		
First Solar*	22,520	2,652
Total Energy-Alternate Sources		2,652
Engineering/R&D Services — 3.2%		
EMCOR Group*	174,875	5,484
McDermott International*	195,029	10,547
Shaw Group*	42,510	2,470
Total Engineering/R&D Services		18,501
Engines-Internal Combustion — 0.3%		
Cummins	13,120	1,678
Total Engines-Internal Combustion		1,678
Entertainment Software — 1.2%		
Activision*	139,300	3,008
Electronic Arts*	71,870	4,024
Total Entertainment Software		7,032
Fiduciary Banks — 0.6%		
Northern Trust	51,930	3,441
Total Fiduciary Banks		3,441
Finance-Investment Banker/Broker — 0.5%		
TD Ameritrade Holding*	153,790	2,802
Total Finance-Investment Banker/Broker		2,802
Finance-Other Services — 1.8%		
CME Group	7,025	4,126
IntercontinentalExchange*	31,480	4,782
Nymex Holdings	12,650	1,647
Total Finance-Other Services		10,555
Food-Baking — 0.7%		
Flowers Foods	179,000	3,902
Total Food-Baking		3,902
Food-Confectionery — 0.9%		
WM Wrigley Jr.	78,980	5,073
Total Food-Confectionery		5,073
Food-Wholesale/Distribution — 0.4%		
United Natural Foods*	87,300	2,376
Total Food-Wholesale/Distribution		2,376

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2007 (UNAUDITED)

Description	Shares	Value (000)
Footwear & Related Apparel — 0.3%		
CROCS*	22,210	$ 1,494
Total Footwear & Related Apparel		1,494
Funeral Services & Related Items — 0.5%		
Service Corp International	248,550	3,206
Total Funeral Services & Related Items		3,206
Hazardous Waste Disposal — 1.2%		
Stericycle*	120,560	6,891
Total Hazardous Waste Disposal		6,891
Hospital Beds/Equipment — 0.3%		
Kinetic Concepts*	30,760	1,731
Total Hospital Beds/Equipment		1,731
Independent Power Producer — 0.3%		
NRG Energy*	39,550	1,673
Total Independent Power Producer		1,673
Industrial Gases — 2.2%		
Air Products & Chemicals	38,580	3,772
Airgas	99,725	5,149
Praxair	44,225	3,704
Total Industrial Gases		12,625
Insurance Brokers — 0.3%		
AON	34,500	1,546
Total Insurance Brokers		1,546
Internet Infrastructure Software — 1.0%		
Akamai Technologies*	54,950	1,579
F5 Networks*	123,480	4,592
Total Internet Infrastructure Software		6,171
Internet Security — 1.6%		
Vasco Data Security International*	91,450	3,229
VeriSign*	178,000	6,006
Total Internet Security		9,235
Internet Telephony — 0.8%		
j2 Global Communications*	140,025	4,583
Total Internet Telephony		4,583
Investment Management/Advisory Services — 3.0%		
Affiliated Managers Group*	60,220	7,679
Blackrock	21,625	3,750
Eaton Vance	45,150	1,804
T Rowe Price Group	79,660	4,436
Total Investment Management/Advisory Services		17,669

Description	Shares	Value (000)
Leisure & Recreational Products — 0.6%		
WMS Industries*	113,490	$ 3,757
Total Leisure & Recreational Products		3,757
Machinery-Farm — 0.3%		
AGCO*	31,210	1,585
Total Machinery-Farm		1,585
Medical Instruments — 1.4%		
Intuitive Surgical*	16,330	3,756
St. Jude Medical*	90,650	3,995
Techne*	10,225	645
Total Medical Instruments		8,396
Medical Labs & Testing Services — 0.5%		
Laboratory Corp of America Holdings*	41,100	3,215
Total Medical Labs & Testing Services		3,215
Medical Products — 0.3%		
Henry Schein*	27,930	1,699
Total Medical Products		1,699
Medical-Biomedical/Genetic — 0.7%		
Alexion Pharmaceuticals*	42,780	2,787
Vertex Pharmaceuticals*	29,900	1,149
Total Medical-Biomedical/Genetic		3,936
Medical-Drugs — 1.4%		
Allergan	70,440	4,542
Shire ADR	50,030	3,701
Total Medical-Drugs		8,243
Medical-HMO — 0.3%		
Health Net*	36,880	1,993
Total Medical-HMO		1,993
Metal Processors & Fabricators — 0.9%		
Precision Castparts	36,790	5,444
Total Metal Processors & Fabricators		5,444
Networking Products — 1.6%		
Atheros Communications*	46,820	1,403
Foundry Networks*	118,470	2,105
Juniper Networks*	153,670	5,626
Total Networking Products		9,134
Oil & Gas Drilling — 0.8%		
Atlas America	20,525	1,060
Diamond Offshore Drilling	31,740	3,596
Total Oil & Gas Drilling		4,656

Description	Shares	Value (000)
Oil Companies-Exploration & Production — 3.4%		
Chesapeake Energy	94,150	$ 3,320
Quicksilver Resources*	63,770	3,000
Range Resources	113,430	4,612
Southwestern Energy*	84,340	3,530
XTO Energy	84,725	5,239
Total Oil Companies-Exploration & Production		19,701
Oil Field Machinery & Equipment — 3.2%		
Cameron International*	52,190	4,816
National Oilwell Varco*	96,295	13,915
Total Oil Field Machinery & Equipment		18,731
Oil-Field Services — 2.3%		
Core Laboratories*	23,250	2,962
Oil States International*	48,450	2,340
Superior Energy Services*	83,550	2,961
Weatherford International*	77,775	5,225
Total Oil-Field Services		13,488
Pharmacy Services — 1.1%		
Express Scripts*	116,065	6,479
Total Pharmacy Services		6,479
Physical Therapy/Rehabilitation Centers — 0.5%		
Psychiatric Solutions*	71,950	2,826
Total Physical Therapy/Rehabilitation Centers		2,826
Pipelines — 1.7%		
Equitable Resources	113,450	5,885
Williams	125,350	4,269
Total Pipelines		10,154
Printing-Commercial — 0.4%		
VistaPrint*	70,940	2,651
Total Printing-Commercial		2,651
Private Corrections — 0.7%		
Corrections Corp of America*	146,425	3,832
Total Private Corrections		3,832
Property/Casualty Insurance — 0.6%		
ProAssurance*	61,050	3,289
Total Property/Casualty Insurance		3,289
Racetracks — 1.3%		
Penn National Gaming*	126,800	7,484
Total Racetracks		7,484

Description	Shares	Value (000)
Real Estate Management/Services — 0.6%		
Jones Lang LaSalle	33,800	$ 3,473
Total Real Estate Management/Services		3,473
Reinsurance — 0.7%		
Axis Capital Holdings	112,300	4,370
Total Reinsurance		4,370
REITs-Diversified — 0.3%		
iStar Financial	47,300	1,608
Total REITs-Diversified		1,608
Respiratory Products — 0.5%		
Resmed*	65,600	2,812
Total Respiratory Products		2,812
Retail-Apparel/Shoe — 1.1%		
J Crew Group*	43,680	1,813
JOS A Bank Clothiers*	80,950	2,705
Under Armour, Cl A*	28,890	1,728
Total Retail-Apparel/Shoe		6,246
Retail-Automobile — 0.3%		
Penske Auto Group	79,650	1,612
Total Retail-Automobile		1,612
Retail-Computer Equipment — 2.0%		
GameStop, Cl A*	203,445	11,464
Total Retail-Computer Equipment		11,464
Retail-Jewelry — 0.6%		
Tiffany	66,650	3,489
Total Retail-Jewelry		3,489
Retail-Sporting Goods — 1.2%		
Dick's Sporting Goods*	80,700	5,419
Zumiez*	36,310	1,611
Total Retail-Sporting Goods		7,030
Rubber-Tires — 0.4%		
Goodyear Tire & Rubber*	78,270	2,380
Total Rubber-Tires		2,380
Schools — 0.6%		
Apollo Group, Cl A*	58,100	3,495
Total Schools		3,495

OLD MUTUAL GROWTH FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2007 (UNAUDITED)

Description	Shares	Value (000)
Semiconductor Equipment — 1.8%		
Formfactor*	56,325	$ 2,499
Kla-Tencor	67,690	3,776
Varian Semiconductor Equipment Associates*	85,365	4,569
Total Semiconductor Equipment		10,844
Steel-Producers — 0.9%		
Carpenter Technology	26,650	3,465
Steel Dynamics	33,770	1,577
Total Steel-Producers		5,042
Storage/Warehousing — 0.5%		
Mobile Mini*	122,575	2,961
Total Storage/Warehousing		2,961
Telecommunications Equipment — 0.9%		
CommScope*	101,975	5,123
Total Telecommunications Equipment		5,123
Television — 0.1%		
Central European Media Enterprises, Cl A*	9,080	833
Total Television		833
Therapeutics — 0.7%		
BioMarin Pharmaceuticals*	154,025	3,835
Total Therapeutics		3,835
Transactional Software — 0.7%		
VeriFone Holdings*	91,130	4,040
Total Transactional Software		4,040
Transport-Marine — 0.5%		
American Commercial Lines*	121,825	2,891
Total Transport-Marine		2,891
Transport-Services — 0.9%		
CH Robinson Worldwide	80,770	4,385
Expeditors International Washington	25,075	1,186
Total Transport-Services		5,571
Transport-Truck — 0.2%		
Old Dominion Freight Line*	59,825	1,434
Total Transport-Truck		1,434

Description	Shares	Value (000)
Veterinary Diagnostics — 1.0%		
VCA Antech*	144,750	$ 6,043
Total Veterinary Diagnostics		6,043
Web Portals/ISP — 0.4%		
Sina*	47,940	2,294
Total Web Portals/ISP		2,294
Wire & Cable Products — 0.9%		
General Cable*	80,475	5,402
Total Wire & Cable Products		5,402
Wireless Equipment — 1.3%		
Crown Castle International*	182,233	7,404
Total Wireless Equipment		7,404
X-Ray Equipment — 0.9%		
Hologic*	81,985	5,000
Total X-Ray Equipment		5,000
Total Common Stock (Cost $421,991)		575,166
Investment Company — 0.8%		
Index Fund-Midcap — 0.8%		
Midcap SPDR Trust Series 1	30,450	4,899
Total Investment Company (Cost $4,855)		4,899
Money Market Fund — 1.5%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (D)	8,747,165	8,747
Total Money Market Fund (Cost $8,747)		8,747
Total Investments — 100.6% (Cost $435,593)		588,812
Other Assets and Liabilities, Net — (0.6)%		(3,590)
Net Assets — 100.0%		$ 585,222

For descriptions of abbreviations and footnotes, please refer to page 122.

The accompanying notes are an integral part of the financial statements.

Old Mutual Heitman REIT Fund

Management Overview (Unaudited)

Sub-Advisor: Heitman Real Estate Securities LLC

Q. How did the Fund perform relative to its benchmark?

A. For the semi-annual period ended September 30, 2007, the Old Mutual Heitman REIT Fund's (the "Fund") Class Z shares fell (8.02%), closely mirroring its benchmark, the Dow Jones Wilshire Real Estate Securities Index, which declined (8.05%). Performance for all share classes can be found on page 43.

Q. What investment environment did the Fund face during the past six months?

A. From April through mid-August, the Real Estate Investment Trust ("REIT") market declined sharply, continuing a correction in that market that began in February 2007. Prior to that correction, the REIT market had been enjoying a bull market supported by merger and acquisition activity. The sell-off was spurred by weakness in the housing market that raised concerns about commercial real estate, upheaval in the subprime mortgage market that spilled into all securitized financing products including commercial mortgage-backed securities, and by negative fund flows into U.S. real estate securities. Underlying real estate fundamentals, however, remained positive from a supply and demand perspective. Like most market corrections, the sell-off seemed to be overdone and the REIT market rebounded during late August and September.

Q. Which market factors influenced the Fund's relative performance?

A. The correction described above was the biggest market factor influencing the Fund's performance during the last six months. During the correction, large-cap REITs lagged the market – in eight out of ten property sectors the largest capitalization REIT underperformed. This was disconcerting as these companies have some of the strongest management teams, the most effective strategies and operate in the best markets. Many of these stocks recovered during August and September.

Q. How did portfolio composition affect Fund performance?

A. On a sub-sector basis, positioning in hotels had the most positive effect on total return, while retail REITs and specialized REITs were most detrimental.

On an individual holdings basis, the Fund's positions in Archstone-Smith Trust (no longer a Fund holding), Starwood Hotels & Resorts Worldwide ("Starwood") (no longer a Fund holding) and ProLogis contributed positively, helping to bolster its return. Archstone-Smith Trust, an S&P 500 company, is a recognized leader in apartment investment and operations. The company's portfolio is concentrated in many of the most desirable neighborhoods in the Washington, D.C. metropolitan area, Southern California, the San Francisco bay area, the New York metropolitan area, Seattle and Boston. During the period, Archstone-Smith Trust's share price increased after it announced it had received an offer to take the company private with the closing expected in early October. Starwood advanced on news of merger and acquisition activity in the hotel sector. The stock was sold after it advanced sharply following the announcement that one of its peers, the Hilton hotel chain, would be acquired at a significant premium to its previous price. In the industrial REIT segment, ProLogis is the world's largest owner, manager and developer of distribution facilities, with operations in markets across North America, Europe and Asia. The company has experienced solid growth in industrial fundamentals, coupled with significant growth from its global development pipeline.

The three stocks that were most detrimental to the Fund's results over the six-month period were Simon Property Group, General Growth Properties and Public Storage. Simon Property Group is an S&P 500 company and the largest public U.S. REIT. Although

Performance Highlights

- *For the semi-annual period ended September 30, 2007, the Old Mutual Heitman REIT Fund Class Z shares fell (8.02%), closely mirroring its benchmark, the Dow Jones Wilshire Real Estate Securities Index, which declined (8.05%).*
- *On a sub-sector basis, positioning in hotels had the most positive effect on total return, while retail REITs and specialized REITs were most detrimental.*
- *On an individual holdings basis, the Fund's positions in Archstone-Smith Trust (no longer a Fund holding), Starwood Hotels & Resorts Worldwide (no longer a Fund holding) and ProLogis contributed positively, helping to bolster its return.*
- *The three stocks that were most detrimental to the Fund's results over the six-month period were Simon Property Group, General Growth Properties and Public Storage.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Heitman Real Estate Securities LLC

Top Ten Holdings
as of September 30, 2007

Simon Property Group	8.9%
Vornado Realty Trust	6.4%
AvalonBay Communities	4.9%
Public Storage	4.8%
Boston Properties	4.7%
ProLogis	4.6%
Host Hotels & Resorts	4.5%
General Growth Properties	3.9%
SL Green Realty	3.8%
AMB Property	3.8%
As a percentage of Total Fund Investments	50.3%

the stock performed roughly in line with the market and outperformed its regional mall peers, the size of the Fund's position made it a sizable detractor. General Growth Properties is the second largest U.S.-based mall REIT and focuses on a combined strategy of development and acquisition. The stock's underperformance followed very strong performance in the first calendar quarter of 2007 when it outperformed both the regional mall sector and the overall benchmark. Public Storage is a fully integrated, self-administered and self-managed REIT that primarily acquires, develops, owns and operates self-storage facilities. The company's storage assets are located across thirty-eight states and in seven western European nations. The stock weakened on a continued slowdown in demand in the storage sector, as well as company-specific issues resulting from the integration/lease-up strategy of the Shurguard storage portfolio it acquired.

Q. What is the investment outlook for the REIT market?

A. According to the Fund's sub-advisor, Heitman Real Estate Securities LLC ("Heitman"), one of the most important factors likely to impact the performance of the REIT sector is the strength of the broader economy. In Heitman's view, if the credit markets slowly continue to stabilize and the economy does not dramatically slow, REITs should do fine as real estate fundamentals continue to improve. If the economy continues to slow or the credit markets further weaken, the sub-advisor cautions that the outlook could be more disappointing, as a slowing economy would result in weaker real estate fundamentals that could hurt cash flow growth at properties owned by REITs.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	03/13/89	(8.02)%	2.43%	17.56%	21.36%	12.05%	11.79%
Class A with load	09/30/03	(13.43)%	(3.68)%	15.00%	n/a	n/a	17.60%
Class A without load	09/30/03	(8.13)%	2.17%	17.28%	n/a	n/a	19.35%
Class C with load	09/30/03	(9.36)%	0.58%	16.45%	n/a	n/a	18.48%
Class C without load	09/30/03	(8.48)%	1.47%	16.45%	n/a	n/a	18.48%
Class R	12/20/06[1]	(8.60)%	n/a	n/a	n/a	n/a	(5.72)%[†]
Institutional Class	12/20/06[1]	(8.03)%	n/a	n/a	n/a	n/a	(4.94)%[†]
Dow Jones Wilshire Real Estate Securities Index	03/13/89	(8.05)%	3.87%	19.71%	22.46%	12.41%	10.18%
S&P 500 Index	03/13/89	8.44%	16.44%	13.14%	15.45%	6.57%	11.64%

Past performance is not a guarantee of future results. Information about these performance results and the comparative indexes can be found on pages 1-3.

[*] Data includes performance of a predecessor fund class whose inception date was March 13, 1989.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.30% and 1.25%; 2.71% and 1.50%; 3.35% and 2.25%; 1.69% and 1.67%; and 0.98% and 0.95%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1997 to an investment made in unmanaged securities indexes on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2007 — % of Total Fund Investments



OLD MUTUAL HEITMAN REIT FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2007 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 96.8%		
REITs-Apartments — 12.7%		
AvalonBay Communities	46,100	$ 5,443
BRE Properties	45,600	2,550
Camden Property Trust	49,500	3,180
Equity Residential	66,100	2,800
GMH Communities Trust	58,899	457
Total REITs-Apartments		14,430
REITs-Diversified — 10.2%		
Colonial Properties Trust	49,000	1,681
Digital Realty Trust	48,300	1,903
PS Business Parks	14,200	807
Vornado Realty Trust	65,800	7,195
Total REITs-Diversified		11,586
REITs-Health Care — 7.0%		
Health Care	56,800	2,513
Nationwide Health Properties	90,300	2,720
Ventas	64,100	2,654
Total REITs-Health Care		7,887
REITs-Hotels — 8.5%		
DiamondRock Hospitality	123,600	2,152
Host Hotels & Resorts	225,630	5,063
LaSalle Hotel Properties	58,300	2,453
Total REITs-Hotels		9,668
REITs-Manufactured Homes — 0.5%		
Equity Lifestyle Properties	11,200	580
Total REITs-Manufactured Homes		580
REITs-Office Property — 15.8%		
BioMed Realty Trust	76,500	1,844
Boston Properties	50,600	5,257
Corporate Office Properties Trust	67,500	2,810
Highwoods Properties	53,600	1,965
Kilroy Realty	29,800	1,807
SL Green Realty	36,100	4,215
Total REITs-Office Property		17,898
REITs-Regional Malls — 16.4%		
CBL & Associates Properties	43,400	1,521
General Growth Properties	80,700	4,327
Simon Property Group	99,900	9,990
Taubman Centers	49,800	2,727
Total REITs-Regional Malls		18,565

Description	Shares	Value (000)
REITs-Shopping Centers — 12.7%		
Acadia Realty Trust	50,200	$ 1,362
Federal Realty Investment Trust	34,800	3,083
Kimco Realty	80,400	3,635
Kite Realty Group Trust	64,900	1,220
Regency Centers	50,400	3,868
Tanger Factory Outlet Centers	28,700	1,165
Total REITs-Shopping Centers		14,333
REITs-Storage — 4.8%		
Public Storage	68,300	5,372
Total REITs-Storage		5,372
REITs-Warehouse/Industrial — 8.2%		
AMB Property	70,400	4,211
ProLogis	77,080	5,114
Total REITs-Warehouse/Industrial		9,325
Total Common Stock (Cost $82,443)		109,644
Money Market Fund — 2.2%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (D)	2,456,591	2,457
Total Money Market Fund (Cost $2,457)		2,457
Total Investments — 99.0% (Cost $84,900)		112,101
Other Assets and Liabilities, Net — 1.0%		1,139
Total Net Assets — 100.0%		$ 113,240

For descriptions of abbreviations and footnotes, please refer to page 122.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL LARGE CAP FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Liberty Ridge Capital, Inc.

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2007, the Old Mutual Large Cap Fund's (the "Fund") Class Z shares posted an 8.27% return which closely mirrored the 8.44% gain of its benchmark, the S&P 500 Index. Performance for all share classes can be found on page 47.

Q. What investment environment did the Fund face during the past six months?

A. Over the past six months, emerging market strength and housing market-related concerns were the themes that seemed to dominate market sentiment.

Continued strength of emerging markets gross domestic product growth led to continued strong interest from market participants. Associated market segments such as basic materials, infrastructure development and firms with high levels of non-U.S. sales and earnings saw continued interest, leading many growth and momentum stocks to outperform. A weak dollar intensified this non-U.S. theme, since foreign earnings became more valuable as the dollar declined against all major foreign currencies.

The housing market downturn and mortgage market deterioration caused a sharp equity market decline in late July and early August and led to increased market volatility. Recognition of trouble in the mortgage market was followed by difficulties in pricing a wide variety of heretofore liquid financial instruments such as commercial paper and asset-backed securities, resulting in a credit crunch that had the potential to severely disrupt all markets.

Over the six-month period, growth stocks dramatically outperformed value, and large cap stocks outperformed mid- and small-cap stocks. A 50-basis point cut by the Federal Reserve in mid-September, although it did not completely stabilize credit markets, helped to calm nerves and bring about an equity market rebound. By the end of September, most domestic market indexes had fully recovered earlier period losses and were nearing all-time highs.

Q. Which market factors influenced the Fund's relative performance?

A. Stock specific factors, rather than macroeconomic themes, typically were the dominant drivers of the Fund's relative results. For the six-month period, relative gains resulted largely from stock selection rather than sector weightings.

Q. How did portfolio composition affect Fund performance?

A. Contributing most to the Fund's return were General Electric, EMC and Cisco Systems. General Electric enjoyed solid operational performance and continued its program of share buybacks and divestitures of lower growth segments. EMC is an enterprise software provider that benefited from a partial spin-off of its fast growing VMWare segment in a positively-received initial public offering. Another information technology holding, Cisco Systems, delivered a series of positive earnings results, coupled with increased long term revenue targets from company management.

Holdings that detracted from the Fund's results included: Marsh & McLennan, as the professional services provider was negatively impacted by investor disappointment over the results of its restructuring efforts which included the sale of its asset management arm; Comcast, a cable provider that suffered from weaker near-term subscriber growth and lack of positive catalysts; and JC Penney, a retailer that experienced disappointing monthly sales results.

Performance Highlights

- *For the six-month period ended September 30, 2007, the Old Mutual Large Cap Fund's Class Z shares posted an 8.27% return which closely mirrored the 8.44% gain of its benchmark, the S&P 500 Index.*

- *Contributing most to the Fund's return were General Electric, EMC and Cisco Systems.*

- *The Fund benefited from underweight positions in financials, which limited exposure to banks and other mortgage-related companies, and utilities, which underperformed for the period.*

Large Cap Fund

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Liberty Ridge Capital, Inc.

Top Ten Holdings as of September 30, 2007	
Maxim Integrated Products	5.3%
General Electric	5.3%
Microsoft	4.9%
Pfizer	4.5%
Comcast, Special Cl A	4.2%
Walgreen	4.1%
Berkshire Hathaway, Cl A	4.0%
American International Group	3.8%
El Paso	3.8%
Sterlite Industries ADR	3.5%
As a percentage of Total Fund Investments	43.4%

Although sector allocation was not the primary driver of its relative performance, the Fund did benefit from an underweight position in financials, which limited exposure to banks and other mortgage-related companies, and from an underweight position in the utilities sector, which underperformed for the period. Detractors from the Fund's performance included an underweight exposure to the energy sector, poor stock selection in the health care sector and exposure to semiconductor stocks.

Q. What is the investment outlook for the large cap equity market?

A. Macroeconomic preoccupations such as inflation and changes in interest rate policy tend to drive short-term investor sentiment. Liberty Ridge Capital, Inc. ("Liberty Ridge"), the Fund's sub-advisor, continues to focus on finding companies it believes will do well regardless of short-term macroeconomic issues. Liberty Ridge believes a long-term outlook rewards investors over time and remains comfortable with the Fund's current holdings.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of September 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	12/31/96	8.27%	14.63%	12.95%	13.03%	8.93%	10.52%
Advisor Class	12/29/00	8.10%	14.30%	12.64%	12.75%	n/a	3.17%
Class A with load	09/30/03	1.91%	7.74%	10.43%	n/a	n/a	9.63%
Class A without load	09/30/03	8.09%	14.35%	12.65%	n/a	n/a	11.28%
Class C with load	09/30/03	6.67%	12.44%	11.80%	n/a	n/a	10.45%
Class C without load	09/30/03	7.67%	13.44%	11.80%	n/a	n/a	10.45%
Class R	12/20/06 [1]	7.56%	n/a	n/a	n/a	n/a	5.23% [†]
Institutional Class	12/20/06 [1]	8.13%	n/a	n/a	n/a	n/a	6.06% [†]
S&P 500 Index	12/31/96	8.44%	16.44%	13.14%	15.45%	6.57%	8.69%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Advisor Class, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.22% and 1.15%; 2.34% and 1.40%; 4.48% and 1.40%; 7.38% and 2.15%; 1.62% and 1.62%; and 0.83% and 0.83%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1997 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2007 — % of Total Fund Investments



Old Mutual Large Cap Fund — concluded

Schedule of Investments

As of September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Common Stock — 97.9%		
Applications Software — 4.8%		
Microsoft	134,310	$ 3,957
Total Applications Software		3,957
Beverages-Non-Alcoholic — 1.0%		
Coca-Cola	14,860	854
Total Beverages-Non-Alcoholic		854
Cable TV — 5.9%		
Comcast, Special Cl A*	140,340	3,363
Time Warner Cable, Cl A*	44,300	1,453
Total Cable TV		4,816
Chemicals-Diversified — 1.9%		
E.I. du Pont de Nemours	31,740	1,573
Total Chemicals-Diversified		1,573
Computers — 1.4%		
Dell*	40,170	1,109
Total Computers		1,109
Computers-Memory Devices — 2.5%		
EMC*	97,820	2,035
Total Computers-Memory Devices		2,035
Data Processing/Management — 1.9%		
Automatic Data Processing	34,000	1,562
Total Data Processing/Management		1,562
Diversified Manufacturing Operations — 8.1%		
3M	24,980	2,337
General Electric	103,640	4,291
Total Diversified Manufacturing Operations		6,628
Electronic Components-Miscellaneous — 0.6%		
Tyco Electronics*	14,975	530
Total Electronic Components-Miscellaneous		530
Fiduciary Banks — 2.4%		
State Street	29,390	2,003
Total Fiduciary Banks		2,003
Finance-Mortgage Loan/Banker — 2.0%		
Freddie Mac	27,640	1,631
Total Finance-Mortgage Loan/Banker		1,631
Insurance Brokers — 1.5%		
Marsh & McLennan	48,420	1,235
Total Insurance Brokers		1,235

Description	Shares	Value (000)
Internet Security — 2.1%		
Symantec*	86,677	$ 1,680
Total Internet Security		1,680
Life/Health Insurance — 2.0%		
Aflac	29,400	1,677
Total Life/Health Insurance		1,677
Medical Instruments — 2.1%		
Medtronic	30,060	1,696
Total Medical Instruments		1,696
Medical-Biomedical/Genetic — 2.3%		
Amgen*	32,600	1,844
Total Medical-Biomedical/Genetic		1,844
Medical-Drugs — 7.1%		
Pfizer	148,140	3,619
Wyeth	49,460	2,203
Total Medical-Drugs		5,822
Medical-Generic Drugs — 1.6%		
Teva Pharmaceutical Industries ADR	28,600	1,272
Total Medical-Generic Drugs		1,272
Metal Processors & Fabricators — 3.5%		
Sterlite Industries ADR*	154,250	2,854
Total Metal Processors & Fabricators		2,854
Metal-Aluminum — 1.6%		
Alcoa	33,040	1,292
Total Metal-Aluminum		1,292
Multi-Line Insurance — 5.3%		
American International Group	45,700	3,092
XL Capital, Cl A	15,850	1,255
Total Multi-Line Insurance		4,347
Networking Products — 3.3%		
Cisco Systems*	82,740	2,739
Total Networking Products		2,739
Non-Hazardous Waste Disposal — 2.6%		
Waste Management	55,930	2,111
Total Non-Hazardous Waste Disposal		2,111
Oil Companies-Integrated — 1.8%		
ConocoPhillips	16,400	1,439
Total Oil Companies-Integrated		1,439

Description	Shares	Value (000)
Pipelines — 3.8%		
El Paso	181,980	$ 3,088
Total Pipelines		3,088
Property/Casualty Insurance — 1.7%		
Progressive	49,000	951
Travelers	7,960	401
Total Property/Casualty Insurance		1,352
Reinsurance — 3.9%		
Berkshire Hathaway, Cl A*	27	3,200
Total Reinsurance		3,200
Retail-Discount — 2.3%		
Wal-Mart Stores	43,550	1,901
Total Retail-Discount		1,901
Retail-Drug Store — 6.2%		
CVS Caremark	43,620	1,729
Walgreen	70,180	3,315
Total Retail-Drug Store		5,044
Retail-Major Department Store — 1.2%		
JC Penney	15,000	950
Total Retail-Major Department Store		950
Retail-Restaurants — 0.6%		
Starbucks*	17,300	453
Total Retail-Restaurants		453
Semiconductor Components-Integrated Circuits — 5.3%		
Maxim Integrated Products	146,370	4,296
Total Semiconductor Components-Integrated Circuits		4,296
Telecommunications Equipment — 1.3%		
Alcatel-Lucent ADR	103,800	1,057
Total Telecommunications Equipment		1,057
Wireless Equipment — 2.3%		
Qualcomm	44,750	1,891
Total Wireless Equipment		1,891
Total Common Stock (Cost $70,528)		79,938

Description	Shares	Value (000)
Money Market Fund — 1.1%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (D)	895,974	$ 896
Total Money Market Fund (Cost $896)		896
Total Investments — 99.0% (Cost $71,424)		80,834
Other Assets and Liabilities, Net — 1.0%		826
Total Net Assets — 100.0%		$ 81,660

For descriptions of abbreviations and footnotes, please refer to page 122.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL LARGE CAP GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Ashfield Capital Partners, LLC and Turner Investment Partners, Inc.

Performance Highlights

• *For the six-month period ended September 30, 2007, the Old Mutual Large Cap Growth Fund outperformed its benchmark, the Russell 1000® Growth Index. The Fund's Class Z shares posted a 15.40% return versus 11.35% for the Index.*

• *The Fund's relative outperformance was primarily the result of favorable stock selection. On a sector basis, an underweight position and strong stock selection in the consumer discretionary sector benefited the Fund most.*

• *The Fund's overweight to financials and, to a lesser extent, telecommunications services diminished relative returns.*

• *Top contributors to the Fund's semi-annual results included Apple, Cisco Systems and Monsanto. Apple was the biggest individual contributor to the Fund's positive return.*

• *Holdings that eroded the Fund's return included Office Depot (no longer a Fund holding), CB Richard Ellis Group (no longer a Fund holding), and Fiserv.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2007, the Old Mutual Large Cap Growth Fund (the "Fund") outperformed its benchmark, the Russell 1000® Growth Index (the "Index"). The Fund's Class Z shares posted a 15.40% return versus 11.35% for the Index. Performance for all share classes can be found on page 52.

Q. What investment environment did the Fund face during the past six months?

A. During the six-month period, large cap growth stocks, as measured by the Russell 1000® Growth Index, posted an 11.35% gain and outperformed their value counterparts, as measured by the Russell 1000® Value Index, which climbed 4.67%.

In August, concerns about mortgage-backed securities and credit markets escalated and most major equity markets were down sharply, but all was forgiven by mid-September when the Federal Reserve came to the rescue by reducing the Federal Funds and Discount Rates, and stocks recovered their losses.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund was well positioned to face the challenges it encountered during the period. The stock market largely favored companies that were able to produce solid earnings growth in a weakening economy. Ironically, the return of growth stocks to favor was aided by an overall deceleration in earnings growth. As companies with above-average earnings growth become scarcer due to a weakening economy, investors were gravitating toward bona fide growth stocks.

Q. How did portfolio composition affect Fund performance?

A. The Fund's relative outperformance was primarily the result of favorable stock selection. On a sector basis, an underweight position in the consumer discretionary sector coupled with strong stock selection benefited the Fund most. The Fund's overweight position in the energy sector coupled with strong stock selection was also beneficial. While an underweight position in industrials was slightly detrimental, it was overcome by highly favorable stock selection. Weak stock selection in information technology proved a drag on relative results. The Fund's overweight to financials and, to a lesser extent, telecommunications services also diminished relative returns.

Top contributors to the Fund's semi-annual results included Apple, Cisco Systems and Monsanto. Apple was the biggest individual contributor to the Fund's positive return. The company continues to post solid earnings with iPod sales, the reintroduction of the iTV and the summer release of its iPhone. Another major contributor was Cisco Systems, which reported strong earnings and beat expectations. Agricultural products company, Monsanto, saw better than expected quarterly earnings and its share price was also up sharply.

Holdings that eroded the Fund's return included Office Depot (no longer a Fund holding), CB Richard Ellis Group (no longer a Fund holding), and Fiserv. Retailer Office Depot experienced soft sales due to the economic slowdown and competition. Also diminishing returns during the period was a position in commercial real estate services firm, CB Richard Ellis Group. Due to weakness in the fixed income markets, particularly the commercial mortgage-backed market, the company's business slowed during the period. Information management company, Fiserv, detracted from Fund performance when it missed its projected second quarter earnings per share and announced a large acquisition.

Q. **What is the investment outlook for the large cap growth equity market?**

A. Ashfield Capital Partners, LLC ("Ashfield") continues to look for equities to outperform other asset classes over the next year. Ashfield expects fundamentals to remain solid and economic growth to moderate to a more sustainable rate, enabling corporate profits to grow at a pace that is more consistent with historical averages. Ashfield has been moving toward larger market capitalizations over the last six to nine months to take advantage of the slowing economic environment. According to Ashfield, larger companies have historically performed better in this type of environment due to their strong cash flows, international diversification and the weaker dollar.

Turner Investment Partners, Inc. ("Turner") expects the stock market to draw strength from the continued health of the global economy, which Turner expects should help to bolster corporate earnings in the U.S. and around the world. Corporate America's second quarter profits rose roughly 8%, below the double-digit norm of the past three years but still above the long-term average of 7.6% and Turner thinks profit growth may again hit the low double digits in the fourth quarter. As long as earnings stay reasonably healthy, Turner does not think the stock market is in danger of morphing from bullish to bearish in the near term. In Turner's analysis, the much-chronicled housing slump and subprime-loan malaise will not, in all likelihood, be severe enough to tip the economy into a recession and the stock market into bearish territory.

Turner's focus remains on owning stocks that it thinks have superior earnings prospects. Turner currently favors shares of companies in the internet, luxury-retailing, consulting, brokerage, investment-exchange, mining, energy-services, natural gas-utility, specialty-pharmaceutical, biotechnology, semiconductor, data-networking and wireless industries.

Top Ten Holdings as of September 30, 2007	
Cisco Systems	3.3%
General Electric	2.6%
Google, Cl A	2.6%
Intel	2.5%
Apple	2.0%
Monsanto	2.0%
PepsiCo	1.9%
T Rowe Price Group	1.7%
Cameron International	1.6%
Schlumberger	1.6%
As a percentage of Total Fund Investments	21.8%

Large Cap Growth Fund

OLD MUTUAL LARGE CAP GROWTH FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	04/05/95	15.40%	23.03%	12.26%	12.58%	7.30%	11.91%
Class A with load	07/31/03	8.67%	15.68%	9.80%	n/a	n/a	9.20%
Class A without load	07/31/03	15.28%	22.75%	11.98%	n/a	n/a	10.76%
Class C with load	07/31/03	13.82%	20.79%	11.12%	n/a	n/a	9.92%
Class C without load	07/31/03	14.82%	21.79%	11.12%	n/a	n/a	9.92%
Class R	12/20/06[1]	14.73%	n/a	n/a	n/a	n/a	14.63%[†]
Institutional Class	12/20/06[1]	15.47%	n/a	n/a	n/a	n/a	15.62%[†]
Russell 1000® Growth Index	04/05/95	11.35%	19.35%	12.20%	13.84%	4.06%	9.00%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current sub-advisors. In addition, prior to February 10, 2007, the Fund was managed by sub-advisors different than the Fund's current sub-advisors and the Fund's performance prior to these dates, may not be indicative of how the Fund will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.43% and 1.25%; 4.49% and 1.50%; 7.59% and 2.25%; 1.71% and 1.71%; and 0.93% and 0.93%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1997 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2007 — % of Total Fund Investments



Schedule of Investments

As of September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Common Stock — 97.2%		
Aerospace/Defense — 0.8%		
Boeing	6,500	$ 682
Total Aerospace/Defense		682
Agricultural Chemicals — 2.0%		
Monsanto	20,580	1,765
Total Agricultural Chemicals		1,765
Agricultural Operations — 0.4%		
Bunge	3,250	349
Total Agricultural Operations		349
Apparel Manufacturers — 0.9%		
Coach*	9,760	461
Guess?	7,120	349
Total Apparel Manufacturers		810
Applications Software — 1.5%		
Microsoft	37,400	1,102
Salesforce.com*	5,300	272
Total Applications Software		1,374
Athletic Footwear — 0.5%		
Nike, Cl B	8,360	490
Total Athletic Footwear		490
Auto/Truck Parts & Equipment-Original — 0.3%		
Johnson Controls	2,650	313
Total Auto/Truck Parts & Equipment-Original		313
Beverages-Non-Alcoholic — 3.5%		
Coca-Cola	19,720	1,133
Hansen Natural*	6,490	368
PepsiCo	22,510	1,649
Total Beverages-Non-Alcoholic		3,150
Cable TV — 1.2%		
Comcast, Cl A*	16,970	411
Rodgers Communications, Cl B	14,260	649
Total Cable TV		1,060
Casino Hotels — 1.2%		
Las Vegas Sands*	4,240	566
Wynn Resorts	3,200	504
Total Casino Hotels		1,070
Casino Services — 0.8%		
International Game Technology	16,450	709
Total Casino Services		709

Description	Shares	Value (000)
Cellular Telecommunications — 3.1%		
America Movil, Ser L ADR	18,140	$ 1,161
China Mobile ADR	7,300	599
NII Holdings*	11,980	984
Total Cellular Telecommunications		2,744
Coal — 0.8%		
Consol Energy	15,730	733
Total Coal		733
Computer Services — 0.5%		
Cognizant Technology Solutions, ClA*	5,460	436
Total Computer Services		436
Computers — 4.5%		
Apple*	11,650	1,789
Hewlett-Packard	13,500	672
International Business Machines	9,720	1,145
Research In Motion*	4,360	430
Total Computers		4,036
Consulting Services — 1.0%		
Accenture, Cl A	21,200	853
Total Consulting Services		853
Cosmetics & Toiletries — 1.6%		
Avon Products	11,880	446
Procter & Gamble	13,900	978
Total Cosmetics & Toiletries		1,424
Data Processing/Management — 2.4%		
Fiserv*	17,600	895
MasterCard, Cl A	4,930	730
Paychex	12,250	502
Total Data Processing/Management		2,127
Disposable Medical Products — 0.7%		
C.R. Bard	7,200	635
Total Disposable Medical Products		635
Diversified Manufacturing Operations — 4.6%		
Danaher	6,300	521
General Electric	56,515	2,340
Illinois Tool Works	14,300	853
Roper Industries	6,190	405
Total Diversified Manufacturing Operations		4,119
E-Commerce/Products — 0.6%		
Amazon.com*	5,750	536
Total E-Commerce/Products		536

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2007 (UNAUDITED)

Description	Shares	Value (000)
E-Commerce/Services — 1.3%		
eBay*	22,600	$ 882
Expedia*	10,360	330
Total E-Commerce/Services		1,212
Electric Products-Miscellaneous — 0.5%		
Emerson Electric	8,600	458
Total Electric Products-Miscellaneous		458
Electronic Components-Semiconductors — 4.8%		
Altera	26,200	631
Broadcom, Cl A*	14,860	542
Intel	86,120	2,227
Texas Instruments	25,800	944
Total Electronic Components-Semiconductors		4,344
Energy-Alternate Sources — 0.6%		
Sunpower, Cl A*	6,040	500
Total Energy-Alternate Sources		500
Engineering/R&D Services — 2.3%		
ABB ADR	19,100	501
Jacobs Engineering Group*	13,800	1,043
McDermott International*	9,000	487
Total Engineering/R&D Services		2,031
Entertainment Software — 0.8%		
Electronic Arts*	13,150	736
Total Entertainment Software		736
Fiduciary Banks — 1.2%		
Northern Trust	4,770	316
State Street	11,730	800
Total Fiduciary Banks		1,116
Finance-Credit Card — 0.9%		
American Express	14,150	840
Total Finance-Credit Card		840
Finance-Investment Banker/Broker — 3.3%		
Charles Schwab	35,530	767
Goldman Sachs Group	4,530	982
Merrill Lynch	7,910	564
Morgan Stanley	10,290	648
Total Finance-Investment Banker/Broker		2,961
Finance-Other Services — 3.2%		
CME Group	1,985	1,166
IntercontinentalExchange*	5,730	870
Nymex Holdings	6,400	833
Total Finance-Other Services		2,869
Hotels & Motels — 0.7%		
Marriott International, Cl A	13,800	$ 600
Total Hotels & Motels		600
Independent Power Producer — 0.4%		
NRG Energy*	7,960	337
Total Independent Power Producer		337
Industrial Automation/Robot — 1.1%		
Rockwell Automation	14,200	987
Total Industrial Automation/Robot		987
Industrial Gases — 1.0%		
Praxair	10,670	894
Total Industrial Gases		894
Instruments-Scientific — 0.6%		
Thermo Fisher Scientific*	8,960	517
Total Instruments-Scientific		517
Internet Infrastructure Software — 0.3%		
F5 Networks*	7,460	277
Total Internet Infrastructure Software		277
Internet Security — 0.4%		
VeriSign*	10,390	351
Total Internet Security		351
Investment Management/Advisory Services — 3.2%		
Franklin Resources	10,640	1,357
T Rowe Price Group	27,070	1,507
Total Investment Management/Advisory Services		2,864
Life/Health Insurance — 1.0%		
Aflac	16,500	941
Total Life/Health Insurance		941
Machinery-Construction & Mining — 0.5%		
Terex*	4,800	427
Total Machinery-Construction & Mining		427
Machinery-Farm — 0.6%		
Deere	3,930	583
Total Machinery-Farm		583
Medical Instruments — 0.9%		
Intuitive Surgical*	860	198
St. Jude Medical*	14,870	655
Total Medical Instruments		853

Description	Shares	Value (000)
Medical Products — 3.4%		
Baxter International	12,410	$ 698
Becton Dickinson	11,300	927
Johnson & Johnson	13,940	916
Stryker	7,400	509
Total Medical Products		3,050
Medical-Biomedical/Genetic — 2.0%		
Amgen*	15,700	888
Celgene*	6,740	481
Genentech*	5,460	426
Total Medical-Biomedical/Genetic		1,795
Medical-Drugs — 2.7%		
Abbott Laboratories	14,900	799
Allergan	8,450	545
Schering-Plough	19,580	619
Shire ADR	6,010	445
Total Medical-Drugs		2,408
Medical-HMO — 1.1%		
Aetna	18,100	982
Total Medical-HMO		982
Metal Processors & Fabricators — 0.7%		
Precision Castparts	4,150	614
Total Metal Processors & Fabricators		614
Multi-Line Insurance — 0.4%		
American International Group	5,900	399
Total Multi-Line Insurance		399
Networking Products — 3.3%		
Cisco Systems*	89,660	2,969
Total Networking Products		2,969
Oil Companies-Exploration & Production — 1.3%		
Southwestern Energy*	7,850	328
XTO Energy	12,980	803
Total Oil Companies-Exploration & Production		1,131
Oil Companies-Integrated — 0.6%		
Marathon Oil	9,650	550
Total Oil Companies-Integrated		550
Oil Field Machinery & Equipment — 2.2%		
Cameron International*	15,530	1,433
National Oilwell Varco*	4,000	578
Total Oil Field Machinery & Equipment		2,011

Description	Shares	Value (000)
Oil-Field Services — 3.3%		
Halliburton	20,600	$ 791
Schlumberger	13,220	1,388
Smith International	10,900	778
Total Oil-Field Services		2,957
Pharmacy Services — 0.5%		
Medco Health Solutions*	5,380	486
Total Pharmacy Services		486
Pipelines — 0.9%		
Williams	23,040	785
Total Pipelines		785
Retail-Computer Equipment — 0.4%		
GameStop, Cl A*	6,030	340
Total Retail-Computer Equipment		340
Retail-Discount — 0.3%		
Target	4,810	306
Total Retail-Discount		306
Retail-Drug Store — 2.0%		
CVS Caremark	26,890	1,066
Walgreen	14,900	704
Total Retail-Drug Store		1,770
Retail-Jewelry — 0.7%		
Tiffany	11,700	613
Total Retail-Jewelry		613
Retail-Restaurants — 0.7%		
McDonald's	12,300	670
Total Retail-Restaurants		670
Rubber-Tires — 0.4%		
Goodyear Tire & Rubber*	12,770	388
Total Rubber-Tires		388
Semiconductor Equipment — 1.3%		
Applied Materials	24,910	516
Kla-Tencor	11,030	615
Total Semiconductor Equipment		1,131
Software Tools — 0.4%		
VMware, Cl A*	4,150	353
Total Software Tools		353
Steel-Producers — 0.4%		
Nucor	5,780	344
Total Steel-Producers		344

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2007 (UNAUDITED)

Description	Shares	Value (000)
Therapeutics — 0.8%		
Gilead Sciences*	16,950	$ 693
Total Therapeutics		693
Transactional Software — 0.2%		
VeriFone Holdings*	4,430	196
Total Transactional Software		196
Transport-Services — 0.6%		
CH Robinson Worldwide	9,540	518
Total Transport-Services		518
Web Portals/ISP — 2.6%		
Google, Cl A*	4,050	2,297
Total Web Portals/ISP		2,297
Wireless Equipment — 1.5%		
Nokia ADR	11,350	430
Qualcomm	22,400	947
Total Wireless Equipment		1,377
Total Common Stock (Cost $69,225)		87,246
Money Market Fund — 1.9%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (D)	1,739,135	1,739
Total Money Market Fund (Cost $1,739)		1,739
Total Investments — 99.1% (Cost $70,964)		88,985
Other Assets and Liabilities, Net — 0.9%		773
Total Net Assets — 100.0%		$ 89,758

For descriptions of abbreviations and footnotes, please refer to page 122.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL LARGE CAP GROWTH CONCENTRATED FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Ashfield Capital Partners, LLC and Turner Investment Partners, Inc.

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2007, the 18.38% gain in the Class Z shares of the Old Mutual Large Cap Growth Concentrated Fund (the "Fund") significantly outpaced its benchmark, the Russell 1000® Growth Index, which rose 11.35%. Performance for all share classes can be found on page 59.

Q. What investment environment did the Fund face during the past six months?

A. In August, concerns about the mortgage-backed securities and credit markets escalated and most major equity markets fell sharply. The Federal Reserve (the "Fed") came to the rescue in mid-September when it reduced the Federal Funds and Discount Rates, prompting stocks to quickly recover their losses. This quick action by the Fed and steps taken by global central banks to improve worldwide liquidity defused a potentially serious impact on the markets primarily caused by a meltdown in the valuation of mortgage-backed securities. Despite the volatility, most leading stock market indexes ended the period near all-time highs.

Q. Which market factors influenced the Fund's relative performance?

A. Ironically, an overall deceleration in earnings growth aided the return to favor of growth stocks. The stock market increasingly favored companies able to produce solid earnings growth in a weakening economy, thus, as companies with above-average earnings growth became scarcer, investors were drawn toward bona fide growth stocks. As a result, large cap growth stocks outperformed their value counterparts during the period.

Q. How did portfolio composition affect Fund performance?

A. The Fund withstood the period's challenges and took full advantage of increased investor interest in larger companies with above-average earnings. The Fund's strong relative outperformance was primarily the result of favorable stock selection, with top contributing holdings including Apple, Monsanto and Jacobs Engineering. The greatest single contributor to the Fund's return was personal computer and information technology products maker, Apple. The company continued to post solid earnings with sales of its iPod, reintroduction of the iTV and the highly anticipated summer release of its iPhone. Agricultural products company, Monsanto, raised earnings guidance driven by stronger than expected corn seed sales in Brazil and Argentina, and better than expected pricing on its Roundup products. Another holding that contributed positively to the Fund's return was construction and engineering firm, Jacobs Engineering, which experienced increased profit margins and demand.

The Fund's less successful holdings during the period included information management company, Fiserv and agricultural commodities and products processing company, Archer Daniels Midland (no longer a Fund holding). Fiserv detracted from Fund performance when it missed second quarter earnings per share and announced a large acquisition. Archer Daniels Midland detracted from Fund performance when its share price declined and the position was sold due to pressure from high corn prices.

On a sector basis, industrials contributed most to the Fund's relative return due to strong stock selection. The Fund's overweight to materials, coupled with strong selection in that sector, was also beneficial. An underweight position and favorable stock selection in the consumer discretionary sector was also beneficial to Fund returns. The Fund's overweight stake in telecommunications services and poor stock selection in that sector were also a drag on relative returns as was unfavorable stock selection in consumer staples.

Performance Highlights

- *For the six-month period ended September 30, 2007, the 18.38% gain in the Class Z shares of the Old Mutual Large Cap Growth Concentrated Fund significantly outpaced its benchmark, the Russell 1000® Growth Index, which rose 11.35%.*

- *The Fund's strong relative outperformance was primarily the result of favorable stock selection, with top contributing holdings including Apple, Monsanto and Jacobs Engineering. The greatest single contributor to the Fund's return was personal computer and information technology products maker, Apple.*

- *The Fund's less successful holdings during the period included information management company, Fiserv and Archer Daniels Midland (no longer a Fund holding).*

- *On a sector basis, the greatest contribution to the Fund's relative return was from strong stock selection in industrials.*

OLD MUTUAL LARGE CAP GROWTH
CONCENTRATED FUND — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Ashfield Capital Partners, LLC and Turner Investment Partners, Inc.

Top Ten Holdings as of September 30, 2007	
Google, Cl A	4.2%
Cisco Systems	4.0%
Monsanto	3.2%
General Electric	3.2%
Schlumberger	3.0%
Apple	3.0%
PepsiCo	3.0%
Intel	3.0%
Franklin Resources	2.9%
Jacobs Engineering Group	2.4%
As a percentage of Total Fund Investments	31.9%

Q. What is the investment outlook for the large cap growth equity market?

A. Ashfield Capital Partners LLC ("Ashfield") expects equities to outperform other asset classes over the next year. Fundamentals remain solid, with economic growth projected to moderate to a more sustainable rate, enabling corporate profits to grow at a pace that is more consistent with historical averages. According to Ashfield, larger companies have historically performed better in this type of environment due to their strong cash flows, international diversification and the weaker dollar. As a result, Ashfield has been investing in larger market capitalizations companies over the last six to nine months.

Turner Investment Partners, Inc. ("Turner") believes the stock market will draw strength from the continued health of the global economy, which should bolster corporate earnings. Corporate America's second quarter profits rose roughly 8%, below the double-digit norm of the past three years but still above the long-term average of 7.6%. While Turner thinks profit growth may again hit the low double digits in the fourth quarter, it does not think the stock market is in danger of turning downward in the near term as long as earnings stay reasonably healthy. In Turner's analysis, the housing slump and subprime-loan malaise are not likely to be severe enough to tip the economy into a recession and the stock market into bearish territory.

Turner remains focused on owning stocks it thinks have superior earnings prospects and currently favors companies in the internet, luxury-retailing, consulting, brokerage, investment-exchange, mining, energy-services, natural gas-utility, specialty-pharmaceutical, biotechnology, semiconductor, data-networking and wireless industries.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	11/29/96	18.38%	26.70%	14.33%	14.06%	8.73%	10.61%
Class A with load	09/30/03	11.50%	19.13%	11.82%	n/a	n/a	10.98%
Class A without load	09/30/03	18.28%	26.37%	14.05%	n/a	n/a	12.63%
Class C with load	09/30/03	16.79%	24.47%	13.21%	n/a	n/a	11.79%
Class C without load	09/30/03	17.79%	25.47%	13.21%	n/a	n/a	11.79%
Class R	12/20/06[1]	17.75%	n/a	n/a	n/a	n/a	17.24%[†]
Institutional Class	12/20/06[1]	18.43%	n/a	n/a	n/a	n/a	18.17%[†]
Russell 1000® Growth Index	11/29/96	11.35%	19.35%	12.20%	13.84%	4.06%	5.98%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current sub-advisors. In addition, prior to February 10, 2007, the Fund was managed by sub-advisors different than the Fund's current sub-advisors and the Fund's performance prior to these dates, may not be indicative of how the Fund will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.51% and 1.25%; 2.78% and 1.50%; 5.00% and 2.25%; 1.78% and 1.75%; and 0.97% and 0.95%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1997 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2007 — % of Total Fund Investments



OLD MUTUAL LARGE CAP GROWTH CONCENTRATED FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2007 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 98.5%		
Agricultural Chemicals — 3.3%		
Monsanto	44,930	$ 3,852
Total Agricultural Chemicals		3,852
Agricultural Operations — 1.9%		
Bunge	20,980	2,254
Total Agricultural Operations		2,254
Apparel Manufacturers — 2.2%		
Coach*	30,030	1,420
Guess?	23,260	1,140
Total Apparel Manufacturers		2,560
Applications Software — 1.1%		
Microsoft	45,500	1,340
Total Applications Software		1,340
Beverages-Non-Alcoholic — 3.0%		
PepsiCo	48,150	3,528
Total Beverages-Non-Alcoholic		3,528
Cable TV — 0.8%		
Comcast, Cl A*	39,500	955
Total Cable TV		955
Casino Hotels — 1.0%		
Las Vegas Sands*	9,050	1,207
Total Casino Hotels		1,207
Casino Services — 1.4%		
International Game Technology	37,200	1,603
Total Casino Services		1,603
Cellular Telecommunications — 4.0%		
China Mobile ADR	25,750	2,113
NII Holdings*	31,880	2,619
Total Cellular Telecommunications		4,732
Computer Services — 1.3%		
Cognizant Technology Solutions, Cl A*	18,600	1,484
Total Computer Services		1,484
Computers — 5.2%		
Apple*	22,990	3,530
Hewlett-Packard	22,200	1,105
International Business Machines	12,800	1,508
Total Computers		6,143

Description	Shares	Value (000)
Consulting Services — 1.0%		
Accenture, Cl A	29,400	$ 1,183
Total Consulting Services		1,183
Cosmetics & Toiletries — 1.1%		
Procter & Gamble	17,700	1,245
Total Cosmetics & Toiletries		1,245
Data Processing/Management — 2.2%		
Fiserv*	21,500	1,094
MasterCard, Cl A	10,510	1,555
Total Data Processing/Management		2,649
Diversified Manufacturing Operations — 6.3%		
Danaher	19,600	1,621
General Electric	92,800	3,842
Illinois Tool Works	33,400	1,992
Total Diversified Manufacturing Operations		7,455
E-Commerce/Services — 1.2%		
eBay*	37,200	1,452
Total E-Commerce/Services		1,452
Electronic Components-Semiconductors — 5.6%		
Broadcom, Cl A*	40,750	1,485
Intel	135,620	3,507
Texas Instruments	46,900	1,716
Total Electronic Components-Semiconductors		6,708
Energy-Alternate Sources — 2.0%		
Sunpower, Cl A*	29,130	2,413
Total Energy-Alternate Sources		2,413
Engineering/R&D Services — 3.2%		
Jacobs Engineering Group*	37,200	2,811
McDermott International*	17,800	963
Total Engineering/R&D Services		3,774
Entertainment Software — 0.8%		
Electronic Arts*	16,900	946
Total Entertainment Software		946
Finance-Credit Card — 1.4%		
American Express	28,140	1,671
Total Finance-Credit Card		1,671
Finance-Investment Banker/Broker — 2.8%		
Goldman Sachs Group	7,550	1,637
Morgan Stanley	27,100	1,707
Total Finance-Investment Banker/Broker		3,344

Description	Shares	Value (000)
Finance-Other Services — 4.8%		
CME Group	4,150	$ 2,437
IntercontinentalExchange*	10,800	1,641
Nymex Holdings	12,260	1,596
Total Finance-Other Services		5,674
Hotels & Motels — 1.6%		
Marriott International, Cl A	43,600	1,895
Total Hotels & Motels		1,895
Industrial Gases — 1.0%		
Praxair	13,500	1,131
Total Industrial Gases		1,131
Investment Management/Advisory Services — 3.4%		
Franklin Resources	26,570	3,387
T Rowe Price Group	12,600	702
Total Investment Management/Advisory Services		4,089
Machinery-Farm — 1.3%		
Deere	10,250	1,521
Total Machinery-Farm		1,521
Medical Products — 4.3%		
Baxter International	42,660	2,401
Becton Dickinson	18,500	1,518
Johnson & Johnson	17,400	1,143
Total Medical Products		5,062
Medical-Biomedical/Genetic — 1.0%		
Amgen*	20,200	1,143
Total Medical-Biomedical/Genetic		1,143
Medical-Drugs — 3.2%		
Abbott Laboratories	28,800	1,544
Allergan	35,080	2,262
Total Medical-Drugs		3,806
Medical-HMO — 1.0%		
Aetna	22,000	1,194
Total Medical-HMO		1,194
Multi-Line Insurance — 0.9%		
American International Group	15,100	1,022
Total Multi-Line Insurance		1,022
Networking Products — 4.0%		
Cisco Systems*	143,370	4,747
Total Networking Products		4,747

Description	Shares	Value (000)
Oil Companies-Exploration & Production — 1.7%		
XTO Energy	32,500	$ 2,010
Total Oil Companies-Exploration & Production		2,010
Oil-Field Services — 5.4%		
Halliburton	46,400	1,782
Schlumberger	34,190	3,590
Smith International	14,000	999
Total Oil-Field Services		6,371
Retail-Drug Store — 1.2%		
Walgreen	31,400	1,483
Total Retail-Drug Store		1,483
Retail-Jewelry — 1.0%		
Tiffany	21,700	1,136
Total Retail-Jewelry		1,136
Semiconductor Equipment — 1.5%		
Applied Materials	88,670	1,836
Total Semiconductor Equipment		1,836
Telecommunications Equipment-Fiber Optics — 0.9%		
Corning	44,300	1,092
Total Telecommunications Equipment-Fiber Optics		1,092
Therapeutics — 2.0%		
Gilead Sciences*	57,650	2,356
Total Therapeutics		2,356
Transport-Services — 1.3%		
CH Robinson Worldwide	27,450	1,490
Total Transport-Services		1,490
Web Portals/ISP — 4.2%		
Google, Cl A*	8,865	5,029
Total Web Portals/ISP		5,029
Total Common Stock (Cost $93,547)		116,585
Money Market Fund — 1.8%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (D)	2,141,359	2,141
Total Money Market Fund (Cost $2,141)		2,141
Total Investments — 100.3% (Cost $95,688)		118,726
Other Assets and Liabilities, Net — (0.3)%		(327)
Total Net Assets — 100.0%		$ 118,399

For descriptions of abbreviations and footnotes, please refer to page 122.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL MID-CAP FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Liberty Ridge Capital, Inc.

Performance Highlights

- *For the six-month period ended September 30, 2007, the 5.13% return of the Old Mutual Mid-Cap Fund's Class Z shares outpaced the 4.92% increase of its benchmark, the S&P MidCap 400 Index.*

- *The Fund's top performing holdings were Lyondell Chemical, Expedia and Citrix Systems. The greatest individual contribution to the Fund's return came from its position in Lyondell Chemical, an oil refiner and chemical manufacturer that posted gains due in part to solid operational performance, coupled with an announced takeover by a European competitor.*

- *Detractors from return included Abitibi-Consolidated, Medicines and US Airways Group.*

- *A slight underweight position coupled with strong stock selection in financials bolstered relative returns, as the Fund's lack of exposure to banks and other mortgage related companies and positive exposure to reinsurance companies proved beneficial.*

- *An overweight position and poor stock selection within the industrials sector was the major detractor from the Fund's strong relative performance, as exposure to airlines and lack of holdings in the machinery industry hurt returns.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2007, the 5.13% return of the Old Mutual Mid-Cap Fund's (the "Fund") Class Z shares slightly outpaced the 4.92% increase of its benchmark, the S&P MidCap 400 Index. Performance for all share classes can be found on page 64.

Q. What investment environment did the Fund face during the past six months?

A. Several themes emerged over the past six months, two seeming to dominate market sentiment. First, the continued strength of emerging markets gross domestic product growth led to strong interest from market participants. Market segments associated with that growth (basic materials, infrastructure development and firms with high levels of non-U.S. sales and earnings) experienced strong investor interest, leading many growth and momentum stocks to outperform. A weakening dollar intensified this trend as foreign earnings became more valuable. Second, the housing market downturn and mortgage market deterioration caused a decline in the equity markets in late July and early August and sharply increased market volatility in the latter half of the semi-annual period. Recognition of trouble in the mortgage market was followed by a decreased willingness for market participants to adequately price a wide variety of heretofore liquid financial instruments such as commercial paper and asset-backed securities, leading to a credit crunch that had the potential to severely disrupt all markets. The Federal Reserve's 50 basis point reduction of the Federal Funds rate in mid-September brought about a swift equity market rebound, so that by month-end most domestic equity indexes had recovered earlier losses and were once again near all-time highs. Over the six-month period, mid-cap stocks underperformed their large capitalization peers.

Q. Which market factors influenced the Fund's relative performance?

A. Stock specific factors, rather than macroeconomic themes, largely drove the Fund's relative results.

Q. How did portfolio composition affect Fund performance?

A. The Fund's top performing holdings were Lyondell Chemical, Expedia and Citrix Systems. The greatest individual contribution to the Fund's return came from its position in Lyondell Chemical, an oil refiner and chemical manufacturer that posted gains due in part to solid operational performance, coupled with an announced takeover by a European competitor. Online travel company, Expedia, announced a share buyback offer that highlighted share valuation, and also benefited from stable current demand and continued pricing power among travel and lodging providers. Enterprise software maker, Citrix Systems, posted attractive returns due to unexpectedly strong core business execution. Detractors from returns included Abitibi-Consolidated, Medicines and US Airways Group. Holdings in Canadian newsprint producer, Abitibi-Consolidated, fell due to a strong Canadian dollar, and weak end-market demand which hurt the company's competitive position. Shares of pharmaceutical provider, Medicines declined due to weak product sales and continued patent difficulties for its main product. US Airways Group was also a detractor, as airline stocks reacted negatively to pressure from oil price volatility and concerns about weakening economic conditions.

The Fund's underweight position in the weak consumer discretionary sector proved beneficial to relative returns, due to lack of exposure to specialty retail and housing related stocks. A slight underweight position coupled with strong stock selection in financials also bolstered relative returns, as the Fund's resulting lack of exposure to banks and other mortgage related companies and positive exposure to reinsurance companies proved beneficial. In the utilities sector, which detracted from benchmark returns, the Fund benefited from its underweight position in regulated utilities and overweight position in merchant energy providers.

An overweight position and poor stock selection within the industrials sector was the major detractor from the Fund's strong relative performance, as exposure to airlines and lack of holdings in the machinery industry hurt returns. Weak stock selection within the health care and information technology sectors, in which the Fund held overweight positions, also combined to dampen the Fund's outperformance during the period.

Q. What is the investment outlook for the mid-cap equity market?

A. Liberty Ridge Capital, Inc. ("Liberty Ridge"), the Fund's sub-advisor, focuses on finding companies it believes will do well regardless of short-term macroeconomic preoccupations that often dominate short-term investor sentiment. Liberty Ridge remains comfortable with the Fund's current holdings and maintains a long-term outlook that it believes will reward investors over time.

Top Ten Holdings as of September 30, 2007	
Lincare Holdings	2.4%
Aspen Insurance Holdings	2.4%
Maxim Integrated Products	2.3%
Medicines	2.1%
Pitney Bowes	2.0%
Liberty Media - Interactive, Cl A	2.0%
optionsXpress Holdings	2.0%
Montpelier Re Holdings	2.0%
El Paso	1.9%
Hewitt Associates, Cl A	1.8%
As a percentage of Total Fund Investments	20.9%

OLD MUTUAL MID-CAP FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	04/30/97	5.13%	15.75%	14.15%	17.23%	13.17%	16.54%
Advisor Class	10/31/01	4.91%	15.42%	13.86%	16.92%	n/a	11.01%
Class A with load	07/31/03	(1.05)%	8.81%	11.65%	n/a	n/a	13.17%
Class A without load	07/31/03	5.00%	15.44%	13.88%	n/a	n/a	14.79%
Class C with load	07/31/03	3.54%	13.56%	13.02%	n/a	n/a	13.94%
Class C without load	07/31/03	4.54%	14.56%	13.02%	n/a	n/a	13.94%
Class R	12/20/06[1]	4.46%	n/a	n/a	n/a	n/a	6.28%[†]
Institutional Class	12/20/06[1]	5.12%	n/a	n/a	n/a	n/a	7.15%[†]
S&P MidCap 400 Index	04/30/97	4.92%	18.76%	15.63%	18.17%	11.60%	13.91%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Advisor Class, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.38% and 1.20%; 1.61% and 1.45%; 3.77% and 1.45%; 3.76% and 2.20%; 1.75% and 1.70%; and 1.02% and 1.00%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of April 30, 1997 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2007 — % of Total Fund Investments



Schedule of Investments

As of September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Common Stock — 97.1%		
Aerospace/Defense-Equipment — 1.9%		
DRS Technologies	42,520	$ 2,344
Goodrich	24,750	1,688
Total Aerospace/Defense-Equipment		4,032
Agricultural Operations — 0.6%		
Tejon Ranch*	28,850	1,194
Total Agricultural Operations		1,194
Airlines — 2.1%		
Delta Air Lines*	86,240	1,548
UAL*	28,050	1,305
US Airways Group*	60,350	1,584
Total Airlines		4,437
Applications Software — 3.2%		
Citrix Systems*	92,680	3,737
Intuit*	101,800	3,084
Total Applications Software		6,821
Building-Heavy Construction — 0.7%		
Washington Group International*	17,450	1,532
Total Building-Heavy Construction		1,532
Chemicals-Diversified — 1.6%		
Lyondell Chemical	75,580	3,503
Total Chemicals-Diversified		3,503
Coal — 1.4%		
Arch Coal	89,610	3,023
Total Coal		3,023
Commercial Services — 1.0%		
Alliance Data Systems*	27,290	2,113
Total Commercial Services		2,113
Communications Software — 0.8%		
Avid Technology*	62,090	1,681
Total Communications Software		1,681
Computers — 0.5%		
Sun Microsystems*	183,570	1,030
Total Computers		1,030
Containers-Paper/Plastic — 1.1%		
Sealed Air	95,650	2,445
Total Containers-Paper/Plastic		2,445

Description	Shares	Value (000)
Data Processing/Management — 0.8%		
Fiserv*	32,350	$ 1,645
Total Data Processing/Management		1,645
Dental Supplies & Equipment — 1.0%		
Patterson*	52,960	2,045
Total Dental Supplies & Equipment		2,045
Dialysis Centers — 0.7%		
DaVita*	23,130	1,461
Total Dialysis Centers		1,461
Diversified Manufacturing Operations — 1.8%		
Dover	74,340	3,788
Total Diversified Manufacturing Operations		3,788
E-Commerce/Services — 3.2%		
Expedia*	82,090	2,617
Liberty Media - Interactive, Cl A*	222,040	4,265
Total E-Commerce/Services		6,882
Electronic Components-Miscellaneous — 0.8%		
Flextronics International*	151,740	1,697
Total Electronic Components-Miscellaneous		1,697
Electronic Components-Semiconductors — 5.8%		
DSP Group*	214,260	3,392
Fairchild Semiconductor International*	24,560	459
Micron Technology*	145,960	1,620
QLogic*	233,700	3,143
Semtech*	77,310	1,583
SiRF Technology Holdings*	109,080	2,329
Total Electronic Components-Semiconductors		12,526
Entertainment Software — 0.6%		
Electronic Arts*	23,190	1,298
Total Entertainment Software		1,298
Finance-Commercial — 0.4%		
CIT Group	19,010	764
Total Finance-Commercial		764
Finance-Credit Card — 0.6%		
Discover Financial Services*	59,660	1,241
Total Finance-Credit Card		1,241

Schedule of Investments

As of September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Finance-Investment Banker/Broker — 4.3%		
Greenhill	35,700	$ 2,180
Knight Capital Group, Cl A*	92,870	1,111
MF Global*	55,210	1,601
optionsXpress Holdings	162,140	4,238
Total Finance-Investment Banker/Broker		9,130
Finance-Other Services — 0.9%		
Asset Acceptance Capital	160,550	1,862
Total Finance-Other Services		1,862
Food-Wholesale/Distribution — 1.3%		
United Natural Foods*	102,550	2,791
Total Food-Wholesale/Distribution		2,791
Gas-Distribution — 0.9%		
WGL Holdings	56,600	1,918
Total Gas-Distribution		1,918
Hotels & Motels — 1.3%		
Wyndham Worldwide	83,930	2,750
Total Hotels & Motels		2,750
Human Resources — 1.8%		
Hewitt Associates, Cl A*	109,980	3,855
Total Human Resources		3,855
Independent Power Producer — 2.1%		
Calpine*	361,100	545
Mirant*	73,220	2,979
Reliant Energy*	40,510	1,037
Total Independent Power Producer		4,561
Industrial Automation/Robot — 0.9%		
Cognex	106,050	1,884
Total Industrial Automation/Robot		1,884
Internet Security — 0.4%		
Checkfree*	18,160	845
Total Internet Security		845
Investment Companies — 0.5%		
KKR Financial Holdings	65,077	1,097
Total Investment Companies		1,097
Linen Supply & Related Items — 1.0%		
Cintas	55,380	2,055
Total Linen Supply & Related Items		2,055

Description	Shares	Value (000)
Machinery-Print Trade — 0.5%		
Zebra Technologies, Cl A*	29,530	$ 1,078
Total Machinery-Print Trade		1,078
Medical Information Systems — 1.5%		
IMS Health	106,840	3,274
Total Medical Information Systems		3,274
Medical Labs & Testing Services — 1.2%		
MDS	51,730	1,115
Quest Diagnostics	25,680	1,483
Total Medical Labs & Testing Services		2,598
Medical-Biomedical/Genetic — 1.0%		
Invitrogen*	25,960	2,122
Total Medical-Biomedical/Genetic		2,122
Medical-Drugs — 2.4%		
Angiotech Pharmaceuticals*	484,560	3,038
Forest Laboratories*	57,000	2,126
Total Medical-Drugs		5,164
Medical-HMO — 0.7%		
Magellan Health Services*	35,270	1,431
Total Medical-HMO		1,431
Medical-Outpatient/Home Medical — 2.4%		
Lincare Holdings*	142,145	5,210
Total Medical-Outpatient/Home Medical		5,210
Metal Processors & Fabricators — 2.3%		
Haynes International*	18,720	1,598
Sterlite Industries ADR*	185,690	3,435
Total Metal Processors & Fabricators		5,033
Motion Pictures & Services — 1.6%		
Macrovision*	138,850	3,420
Total Motion Pictures & Services		3,420
Multi-Line Insurance — 0.8%		
XL Capital, Cl A	20,510	1,624
Total Multi-Line Insurance		1,624
Non-Hazardous Waste Disposal — 1.2%		
Allied Waste Industries*	199,170	2,539
Total Non-Hazardous Waste Disposal		2,539
Office Automation & Equipment — 2.0%		
Pitney Bowes	95,060	4,318
Total Office Automation & Equipment		4,318

Description	Shares	Value (000)
Oil & Gas Drilling — 0.5%		
Rowan	31,350	$ 1,147
Total Oil & Gas Drilling		1,147
Oil-Field Services — 2.6%		
Exterran Holdings*	45,698	3,671
Helix Energy Solutions Group*	45,100	1,915
Total Oil-Field Services		5,586
Paper & Related Products — 2.5%		
Abitibi-Consolidated*	1,283,540	2,246
MeadWestvaco	34,840	1,029
Smurfit-Stone Container*	184,430	2,154
Total Paper & Related Products		5,429
Pharmacy Services — 0.5%		
Omnicare	34,970	1,159
Total Pharmacy Services		1,159
Pipelines — 1.9%		
El Paso	246,020	4,175
Total Pipelines		4,175
Platinum — 0.7%		
Stillwater Mining*	147,170	1,514
Total Platinum		1,514
Printing-Commercial — 1.9%		
RR Donnelley & Sons	62,860	2,298
Valassis Communications*	189,720	1,693
Total Printing-Commercial		3,991
Publishing-Books — 0.2%		
Scholastic*	14,490	505
Total Publishing-Books		505
Real Estate Operation/Development — 0.7%		
St. Joe	45,990	1,546
Total Real Estate Operation/Development		1,546
Reinsurance — 7.3%		
Allied World Assurance Holdings	31,710	1,646
Aspen Insurance Holdings	182,480	5,093
Everest Re Group	24,190	2,667
Montpelier Re Holdings	238,420	4,220
Validus Holdings*	85,530	2,073
Total Reinsurance		15,699

Description	Shares	Value (000)
REITs-Diversified — 1.0%		
CapitalSource	105,650	$ 2,138
Total REITs-Diversified		2,138
REITs-Mortgage — 0.8%		
Annaly Capital Management	114,040	1,817
Total REITs-Mortgage		1,817
Rental Auto/Equipment — 1.7%		
Avis Budget Group*	67,610	1,548
RSC Holdings*	128,590	2,109
Total Rental Auto/Equipment		3,657
Retail-Office Supplies — 0.6%		
OfficeMax	39,190	1,343
Total Retail-Office Supplies		1,343
Semiconductor Components-Integrated Circuits — 2.9%		
Cypress Semiconductor*	47,880	1,399
Maxim Integrated Products	167,190	4,907
Total Semiconductor Components-Integrated Circuits		6,306
Semiconductor Equipment — 0.5%		
Novellus Systems*	42,560	1,160
Total Semiconductor Equipment		1,160
Telecommunications Equipment-Fiber Optics — 1.2%		
JDS Uniphase*	168,710	2,524
Total Telecommunications Equipment-Fiber Optics		2,524
Telecommunications Services — 0.8%		
Amdocs*	43,590	1,621
Total Telecommunications Services		1,621
Telephone-Integrated — 1.2%		
Level 3 Communications*	568,530	2,644
Total Telephone-Integrated		2,644
Therapeutics — 3.6%		
ImClone Systems*	29,090	1,203
Medicines*	256,100	4,561
Warner Chilcott, Cl A*	104,188	1,851
Total Therapeutics		7,615
Wireless Equipment — 0.4%		
RF Micro Devices*	135,440	912
Total Wireless Equipment		912
Total Common Stock (Cost $194,640)		208,205

Old Mutual Mid-Cap Fund — concluded

Schedule of Investments

As of September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Money Market Fund — 3.0%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (D)	6,435,344	$ 6,435
Total Money Market Fund (Cost $6,435)		6,435
Total Investments — 100.1% (Cost $201,075)		214,640
Other Assets and Liabilities, Net — (0.1)%		(225)
Total Net Assets — 100.0%		$ 214,415

For descriptions of abbreviations and footnotes, please refer to page 122.

The accompanying notes are an integral part of the financial statements.

Old Mutual Select Growth Fund

Management Overview (Unaudited)

Sub-Advisors: Ashfield Capital Partners, LLC and Turner Investment Partners, Inc.

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2007, the 23.63% gain of the Class Z shares of the Old Mutual Select Growth Fund (the "Fund") significantly exceeded the 10.95% return of its benchmark, the Russell 3000® Growth Index. Performance for all share classes can be found on page 71.

Q. What investment environment did the Fund face during the past six months?

A. During the six-month period, trading in equities became risky in July and August, as the credit downturn severely dampened investor confidence. Concerns about the mortgage and credit markets escalated and most major equity markets fell sharply, but the Federal Reserve came to the rescue in mid-September with a 50 basis point cut to the Federal Funds rate, prompting stocks to recover their losses. Despite the volatility, most leading stock market indexes ended the period near all-time highs, although small cap stocks generally experienced losses for the quarter

Q. Which market factors influenced the Fund's relative performance?

A. Overall deceleration in earnings growth helped growth stocks to return to favor as market participants increasingly moved toward companies able to produce solid earnings growth in a weakening economy. As companies with above-average earnings growth became scarcer, investors were drawn toward bona fide growth stocks. Large cap growth stocks outperformed their value counterparts during the period, and the Fund's sub-advisors view that movement as the beginning of a shift toward growth stocks.

Q. How did portfolio composition affect Fund performance?

A. Despite the period's challenges, the Fund took advantage of increased investor interest in classic growth companies with above-average earnings. The Fund's very strong relative outperformance was largely due to favorable stock selection, although sector allocation also contributed positively. Among the Fund's individual holdings that performed well were Apple, Cisco Systems and Monsanto. The largest contribution to the Fund's return was made by Apple. The company posted solid earnings with sales of its iPod, reintroduction of the iTV and the highly anticipated summer release of its iPhone. Another significant contributor to the Fund's gain was Cisco Systems, which delivered a series of positive earnings results coupled with increased long term revenue targets from company management. Also posting strong growth was agricultural products company, Monsanto. The company has seen increased sales for many of their products and is experiencing improved pricing for both seeds and Roundup, a weed control chemical, resulting in improved financial results for the company.

Holdings that detracted from the Fund's return included shares of internet company Akamai Technologies (no longer a Fund holding), which fell due to concerns over increased competition. Another detractor were shares of networking company Riverbed Technology (no longer a Fund holding), which were sold in favor of Citrix Systems, Turner Investment Partners, Inc. ("Turner") has a positive outlook for Citrix Systems as it recently made an acquisition to enter the virtualization space. Holdings in First Marblehead (no longer a Fund holding), a provider of student loans, also fell.

On a sector basis, the greatest contribution to relative return was from strong stock selection in industrials, in which the Fund was underweight. An overweight position in the information technology sector coupled with favorable stock selection also contributed to relative performance. An underweight position and favorable stock selection in the consumer discretionary sector was beneficial. The Fund's underweight position and poor stock selection in the energy sector diminished returns as did unfavorable stock selection and an overweight position in financials.

Performance Highlights

- *For the six-month period ended September 30, 2007, the 23.63% gain of the Class Z shares of the Old Mutual Select Growth Fund significantly exceeded the 10.95% return of its benchmark, the Russell 3000® Growth Index.*
- *The Fund's very strong relative outperformance was largely due to favorable stock selection, although sector allocation also contributed positively.*
- *Among the Fund's individual holdings that performed well were Apple, Cisco Systems and Monsanto. The largest contribution to the Fund's return was made by Apple.*
- *Holdings that detracted from the Fund's return included shares of internet company Akamai Technologies (no longer a Fund holding), which fell due to concerns over increased competition.*
- *On a sector basis, the greatest contribution to relative return was from strong stock selection in industrials, in which the Fund was underweight.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Ashfield Capital Partners, LLC and Turner Investment Partners, Inc.

Top Ten Holdings
as of September 30, 2007

Cisco Systems	5.3%
CME Group	4.3%
Apple	3.9%
Intel	3.9%
Google, Cl A	3.7%
Coach	3.2%
NVIDIA	2.6%
Broadcom, Cl A	2.4%
NII Holdings	2.2%
Monsanto	2.2%
As a percentage of Total Fund Investments	33.7%

Q. **What is the investment outlook for the large cap growth equity market?**

A. According to Ashfield Capital Partners, LLC ("Ashfield"), larger companies have historically performed better in a weakening economic environment due to their strong cash flows, international diversification and the weaker dollar. As a result, Ashfield has been investing in larger market capitalization companies over the last six to nine months. Ashfield expects equities to outperform over the next year and expects that if fundamentals remain solid, and if economic growth becomes more moderate, corporate profits will likely grow at a pace that is more consistent with historical averages.

In the view of Turner, the housing slump and subprime loan malaise are not likely to be severe enough to send the economy into a recession and the stock market into bearish territory. Rather, Turner believes that the stock market will draw strength from the health of the global economy, which should bolster corporate earnings. Second quarter profits rose roughly 8%, below the double-digit norm of the past three years but still above the long-term average of 7.6%, and Turner thinks profit growth may again hit the low double digits in the fourth quarter as long as earnings stay reasonably healthy. Turner does not think the stock market is in danger of morphing from a bullish to a bearish in the near term.

Turner currently favors shares of companies in the semiconductor, telecommunications equipment, internet and pharmaceuticals industries and those of investment banks/brokers. The sub-advisor focuses on owning stocks it thinks have superior earnings prospects.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	04/05/95	23.63%	33.28%	16.88%	15.16%	5.48%	11.49%
Class A with load	09/30/03	16.37%	25.27%	14.31%	n/a	n/a	10.98%
Class A without load	09/30/03	23.49%	32.94%	16.58%	n/a	n/a	12.64%
Class C with load	09/30/03	21.97%	30.96%	15.71%	n/a	n/a	11.79%
Class C without load	09/30/03	22.97%	31.96%	15.71%	n/a	n/a	11.79%
Class R	12/20/06[1]	23.04%	n/a	n/a	n/a	n/a	23.19%[†]
Institutional Class	12/20/06[1]	23.70%	n/a	n/a	n/a	n/a	24.09%[†]
Russell 3000® Growth Index	04/05/95	10.95%	19.31%	12.36%	14.19%	3.97%	8.60%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current sub-advisors. In addition, prior to February 10, 2007, the Fund was managed by sub-advisors different than the Fund's current sub-advisors and the Fund's performance prior to these periods, may not be indicative of how the Fund will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.61% and 1.25%; 5.23% and 1.50%; 8.93% and 2.25%; 1.83% and 1.75%; and 0.98% and 0.95%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1997 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2007 — % of Total Fund Investments



OLD MUTUAL SELECT GROWTH FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2007 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 98.5%		
Aerospace/Defense — 1.0%		
Boeing	13,270	$ 1,393
Total Aerospace/Defense		1,393
Agricultural Chemicals — 2.2%		
Monsanto	33,860	2,903
Total Agricultural Chemicals		2,903
Apparel Manufacturers — 4.1%		
Coach*	91,570	4,328
Guess?	25,000	1,226
Total Apparel Manufacturers		5,554
Applications Software — 1.0%		
Microsoft	46,910	1,382
Total Applications Software		1,382
Beverages-Non-Alcoholic — 1.0%		
PepsiCo	19,200	1,407
Total Beverages-Non-Alcoholic		1,407
Cable TV — 0.9%		
Comcast, Cl A*	50,600	1,223
Total Cable TV		1,223
Casino Hotels — 1.5%		
Wynn Resorts	13,170	2,075
Total Casino Hotels		2,075
Cellular Telecommunications — 2.3%		
NII Holdings*	36,800	3,023
Total Cellular Telecommunications		3,023
Coffee — 1.4%		
Green Mountain Coffee Roasters*	54,840	1,820
Total Coffee		1,820
Computer Services — 1.1%		
Cognizant Technology Solutions, Cl A*	17,960	1,433
Total Computer Services		1,433
Computers — 8.6%		
Apple*	34,610	5,314
Hewlett-Packard	31,200	1,554
International Business Machines	15,400	1,814
Research In Motion*	28,860	2,844
Total Computers		11,526

Description	Shares	Value (000)
Computers-Memory Devices — 2.8%		
SanDisk*	45,990	$ 2,534
Seagate Technology	46,500	1,190
Total Computers-Memory Devices		3,724
Diversified Manufacturing Operations — 1.3%		
Danaher	20,980	1,735
Total Diversified Manufacturing Operations		1,735
Electronic Components-Miscellaneous — 0.6%		
Garmin	7,130	851
Total Electronic Components-Miscellaneous		851
Electronic Components-Semiconductors — 10.0%		
Broadcom, Cl A*	89,810	3,273
Intel	205,130	5,305
NVIDIA*	95,280	3,453
Texas Instruments	39,200	1,434
Total Electronic Components-Semiconductors		13,465
Electronic Connectors — 1.4%		
Amphenol, Cl A	45,660	1,815
Total Electronic Connectors		1,815
Energy-Alternate Sources — 1.4%		
First Solar*	16,260	1,914
Total Energy-Alternate Sources		1,914
Engineering/R&D Services — 1.6%		
ABB ADR	82,930	2,175
Total Engineering/R&D Services		2,175
Finance-Other Services — 4.3%		
CME Group	9,890	5,809
Total Finance-Other Services		5,809
Internet Security — 1.9%		
VeriSign*	74,720	2,521
Total Internet Security		2,521
Investment Management/Advisory Services — 1.6%		
Affiliated Managers Group*	16,770	2,138
Total Investment Management/Advisory Services		2,138
Machinery-Construction & Mining — 0.9%		
Terex*	13,090	1,165
Total Machinery-Construction & Mining		1,165
Machinery-Farm — 1.9%		
Deere	17,120	2,541
Total Machinery-Farm		2,541

Description	Shares	Value (000)
Machinery-General Industry — 1.8%		
Manitowoc	54,600	$ 2,418
Total Machinery-General Industry		2,418
Medical Instruments — 1.6%		
St. Jude Medical*	48,600	2,142
Total Medical Instruments		2,142
Medical Products — 3.3%		
Baxter International	49,260	2,772
Stryker	24,400	1,678
Total Medical Products		4,450
Medical-Biomedical/Genetic — 1.3%		
Genentech*	21,890	1,708
Total Medical-Biomedical/Genetic		1,708
Medical-Drugs — 5.0%		
Allergan	34,820	2,245
Schering-Plough	61,600	1,948
Shire ADR	33,600	2,486
Total Medical-Drugs		6,679
Medical-HMO — 1.2%		
Aetna	28,500	1,547
Total Medical-HMO		1,547
Metal Processors & Fabricators — 2.0%		
Precision Castparts	18,000	2,664
Total Metal Processors & Fabricators		2,664
Networking Products — 7.3%		
Cisco Systems*	214,730	7,110
Juniper Networks*	73,520	2,691
Total Networking Products		9,801
Oil Field Machinery & Equipment — 1.1%		
Cameron International*	16,600	1,532
Total Oil Field Machinery & Equipment		1,532
Oil-Field Services — 0.9%		
Schlumberger	10,920	1,147
Total Oil-Field Services		1,147
Real Estate Management/Services — 1.1%		
Jones Lang LaSalle	14,910	1,532
Total Real Estate Management/Services		1,532
Retail-Apparel/Shoe — 1.0%		
Abercrombie & Fitch, Cl A	16,440	1,327
Total Retail-Apparel/Shoe		1,327

Description	Shares	Value (000)
Retail-Discount — 1.0%		
Target	21,000	$ 1,335
Total Retail-Discount		1,335
Semiconductor Equipment — 1.8%		
Applied Materials	118,290	2,449
Total Semiconductor Equipment		2,449
Software Tools — 1.1%		
VMware, Cl A*	16,870	1,434
Total Software Tools		1,434
Steel-Producers — 1.5%		
Nucor	33,930	2,018
Total Steel-Producers		2,018
Steel-Specialty — 1.1%		
Allegheny Technologies	13,410	1,474
Total Steel-Specialty		1,474
Telecommunications Equipment-Fiber Optics — 1.0%		
Corning	56,300	1,388
Total Telecommunications Equipment-Fiber Optics		1,388
Therapeutics — 2.0%		
Gilead Sciences*	65,620	2,682
Total Therapeutics		2,682
Transport-Marine — 1.3%		
Tidewater	26,900	1,690
Total Transport-Marine		1,690
Web Portals/ISP — 3.7%		
Google, Cl A*	8,760	4,969
Total Web Portals/ISP		4,969
Wireless Equipment — 1.6%		
Nokia ADR	56,840	2,156
Total Wireless Equipment		2,156
Total Common Stock (Cost $106,391)		132,134
Money Market Fund — 2.0%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (D)	2,682,608	2,683
Total Money Market Fund (Cost $2,683)		2,683
Total Investments — 100.5%(Cost $109,074)		134,817
Other Assets and Liabilities, Net — (0.5)%		(635)
Total Net Assets — 100.0%		$ 134,182

For descriptions of abbreviations and footnotes, please refer to page 122.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL SMALL CAP FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Eagle Asset Management, Inc. and Liberty Ridge Capital, Inc.

Performance Highlights

- *For the six-month period ended September 30, 2007, the Old Mutual Small Cap Fund outperformed its benchmark, the Russell 2000® Index. The Fund's Class Z shares rose 6.42%, versus a gain of 1.19% for the Index.*

- *The Fund's underweight position coupled with favorable stock selection in the weak consumer discretionary sector was most beneficial to relative returns, due to lack of exposure to specialty retail, automobile and housing related stocks.*

- *On a stock-specific basis, positive contributors included EDO, Teledyne Technologies and FMC Technologies while detractors included KKR Financial Holdings (no longer a Fund holding), Abitibi-Consolidated and Irwin Financial.*

- *The greatest individual contributor to the Fund's return was from a position in defense equipment manufacturer, EDO, which experienced strong growth in military orders.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2007, the Old Mutual Small Cap Fund (the "Fund") outperformed its benchmark, the Russell 2000® Index (the "Index"). The Fund's Class Z shares rose 6.42%, versus a gain of 1.19% for the Index. Performance for all share classes can be found on page 76.

Q. What investment environment did the Fund face during the past six months?

A. Eagle Asset Management, Inc. ("Eagle") believes the turmoil in structured fixed-income finance, propelled by subprime losses and a lack of liquidity in the secondary market, impacted the equity markets more than many initially thought. Small cap stocks were adversely affected when certain quantitative hybrid hedge funds (those that include both stocks and bonds) had to liquidate stocks due to margin calls on fixed income leveraged positions and redemptions from clients. These forced liquidations affected most small cap managers and, as a result, the Russell 2000® Index lagged its larger cap counterparts.

Liberty Ridge Capital, Inc. ("Liberty Ridge") points to two emerging themes which dominated market sentiment during the period. First, the continued strength of emerging markets' gross domestic product growth drew continued strong interest from market participants and was further strengthened by a weak dollar, making foreign earnings more valuable compared to the U.S. dollar. Second, the housing market downturn and mortgage market decline sharply increased market volatility in the latter half of the period under review and was accompanied by a decreased willingness to adequately price a variety of heretofore liquid financial instruments such as commercial paper and asset-backed securities, leading to a credit crunch that had the potential to severely disrupt all markets. The 50 basis point reduction of the Federal Funds rate in mid-September brought about a swift equity market rebound returning most domestic equity indexes to near all-time highs by month-end.

Q. Which market factors influenced the Fund's relative performance?

A. Despite market pressures that affected many small cap managers, the Fund posted positive returns and outperformed on a relative basis.

During the months of higher volatility, particularly August, Eagle was able to add positions that had been on its focus list at all-time low valuations. Eagle also added positions in companies that were structurally sound, but were trading at lower prices than before the market volatility. Eagle's focus on high quality, larger market capitalization companies with higher price-to-earnings ratios and less leverage helped the Fund to overcome recent volatility.

In the view of Liberty Ridge, stock specific factors, rather than the impact of macroeconomic themes, largely drove the Fund's relative results.

Q. How did portfolio composition affect Fund performance?

A. The Fund's underweight position coupled with favorable stock selection in the weak consumer discretionary sector was most beneficial to relative returns, due to lack of exposure to specialty retail, automobile and housing related stocks. Contributing significantly to the Fund's relative performance was an overweight position and favorable selection in the strong industrials sector. An underweight position combined with strong stock selection in the battered financials sector also bolstered relative returns, as the Fund's lack of exposure to banks and other mortgage related companies and positive exposure to insurance companies proved beneficial. Unfavorable stock selection in the materials, health care and telecommunications services sectors detracted from the Fund's relative results. On a stock-specific basis, positive contributors included EDO, Teledyne Technologies and FMC Technologies while detractors included KKR Financial Holdings ("KKR") (no longer a Fund holding), Abitibi-Consolidated and Irwin Financial.

The greatest individual contributor to the Fund's return was a position in defense equipment manufacturer, EDO which experienced strong growth in military orders. Also, in September, share prices rose on an announcement that the company would be acquired by ITT. Also contributing very positively to returns was a position in Teledyne Technologies, another defense manufacturer. The company saw strong growth in end markets which led to revenue and earnings that beat expectations. Another significant contributor to the Fund's return during the period was FMC Technologies. The company, which designs, manufactures and services systems and products used in deepwater exploration and the production of crude oil and natural gas, handily beat estimates on expanding profit margins and higher revenue. FMC Technologies saw its future order backlog rise sharply from last year, adding further visibility.

Among holdings that eroded the Fund's return was specialty finance company, KKR. The company originally held 75% of its assets in high-quality mortgage-backed bonds and 25% in KKR-associated corporate-loan deals, which allowed KKR to qualify as a Real Estate Investment Trust ("REIT"). Earlier this year, the company decided to transition from a REIT to a limited liability company but the stock nevertheless experienced above-average volatility in the late summer along with most companies that had anything to do with either mortgage financing or investing. Although the company had exposure to only the highest quality mortgages, its share price declined during the period. The value of holdings in Canadian newsprint producer, Abitibi-Consolidated, fell due to a strong Canadian dollar, and weak end market demand that hurt the company's competitive position. Regional bank, Irwin Financial, took a one-time loss associated with a bad loan in its commercial lending unit that, along with continued difficulties in its home equity segment, served to further depress the company's valuation.

Q. What is the investment outlook for the small cap equity market?

A. Eagle continues to find the small cap market attractive and expects a bounce-back in high quality, reasonably priced small cap stocks in the coming months. Bond-market yields have been low, but Eagle sees attractive yields in the small cap equities market. At the end of the period, free-cash-flow yields were around 4.5%, roughly equivalent to a 10-year U.S. Treasury bond. Eagle finds this yield attractive and notes that one key difference between equities and bonds is that good company management can reinvest cash to facilitate capital growth or share buybacks that can ultimately increase share prices. Eagle also notes that the Federal Reserve (the "Fed") was responsive to financial market volatility by cutting interest rates in September. If the housing market continues to weaken, core inflation may follow. However, Eagle believes that the Fed still has room to act as real Federal Fund rates remain relatively high compared with historical levels.

Liberty Ridge focuses on finding companies it believes will do well regardless of short-term macroeconomic preoccupations that often dominate short-term investor sentiment. Liberty Ridge remains comfortable with the Fund's current holdings and maintains a long-term outlook that it believes will reward investors over time.

Top Ten Holdings as of September 30, 2007	
Teledyne Technologies	1.4%
Arch Capital Group	1.2%
Star Gas Partners LP	1.2%
Affiliated Managers Group	1.2%
Wright Express	1.1%
Orthofix International	1.1%
John Wiley & Sons, Cl A	1.0%
Angiotech Pharmaceuticals	1.0%
Ansys	1.0%
FMC Technologies	1.0%
As a percentage of Total Fund Investments	11.2%

OLD MUTUAL SMALL CAP FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (Unaudited)

Average Annual Total Returns as of September 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	04/30/97	6.42%	21.78%	15.34%	16.51%	9.17%	12.77%
Class A with load	09/30/03	0.17%	14.52%	12.82%	n/a	n/a	13.34%
Class A without load	09/30/03	6.29%	21.53%	15.07%	n/a	n/a	15.03%
Class C with load	09/30/03	4.86%	19.54%	14.18%	n/a	n/a	14.15%
Class C without load	09/30/03	5.86%	20.54%	14.18%	n/a	n/a	14.15%
Class R	12/20/06[1]	5.85%	n/a	n/a	n/a	n/a	10.58%[†]
Institutional Class	12/20/06[1]	6.41%	n/a	n/a	n/a	n/a	11.40%[†]
Russell 2000® Index	04/30/97	1.19%	12.34%	13.36%	18.75%	7.22%	9.89%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

As of January 1, 2006, certain of the Fund's assets began to be managed by a sub-advisor different than the Fund's former advisor, and the Fund's former advisor became a sub-advisor to the Fund. As a result, the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.67% and 1.25%; 4.65% and 1.50%; 5.88% and 2.25%; 1.94% and 1.75%; and 1.11% and 1.10%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of April 30, 1997 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2007 — % of Total Fund Investments



Schedule of Investments

As of September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Common Stock — 97.1%		
Aerospace/Defense — 1.8%		
Aerovironment*	7,870	$ 181
Teledyne Technologies*	10,875	581
Total Aerospace/Defense		762
Aerospace/Defense-Equipment — 0.8%		
B/E Aerospace*	3,775	157
DRS Technologies	3,560	196
Total Aerospace/Defense-Equipment		353
Agricultural Operations — 0.4%		
Tejon Ranch*	3,985	165
Total Agricultural Operations		165
Apparel Manufacturers — 0.8%		
Liz Claiborne	6,410	220
Oxford Industries	3,375	122
Total Apparel Manufacturers		342
Applications Software — 0.5%		
Progress Software*	6,340	192
Total Applications Software		192
Auction House/Art Dealer — 0.4%		
Sotheby's	3,235	155
Total Auction House/Art Dealer		155
Auto-Medium & Heavy Duty Trucks — 0.5%		
Force Protection*	10,240	222
Total Auto-Medium & Heavy Duty Trucks		222
Auto/Truck Parts & Equipment-Original — 1.1%		
BorgWarner	2,650	242
Tenneco*	7,865	244
Total Auto/Truck Parts & Equipment-Original		486
Beverages-Non-Alcoholic — 0.5%		
Coca-Cola Bottling	3,800	229
Total Beverages-Non-Alcoholic		229
Building Products-Light Fixtures — 0.5%		
Genlyte Group*	3,235	208
Total Building Products-Light Fixtures		208
Building-Heavy Construction — 0.4%		
Washington Group International*	2,080	183
Total Building-Heavy Construction		183
Building-Mobile Home/Manufactured Housing — 0.5%		
Thor Industries	4,900	220
Total Building-Mobile Home/Manufactured Housing		220

Description	Shares	Value (000)
Cable TV — 0.8%		
Lodgenet Entertainment*	12,600	$ 320
Total Cable TV		320
Cellular Telecommunications — 0.6%		
Cellcom Israel	9,745	237
Total Cellular Telecommunications		237
Chemicals-Diversified — 1.1%		
Celanese, Ser A	9,510	371
Olin	3,755	84
Total Chemicals-Diversified		455
Chemicals-Specialty — 1.3%		
Albemarle	6,710	297
Balchem	1,220	25
Hercules	10,235	215
Total Chemicals-Specialty		537
Coal — 0.8%		
Alpha Natural Resources*	6,480	151
Massey Energy	8,950	195
Total Coal		346
Commercial Banks-Central US — 0.6%		
Irwin Financial	24,420	269
Total Commercial Banks-Central US		269
Commercial Services — 1.5%		
Arbitron	4,670	212
PHH*	4,330	114
Quanta Services*	12,270	324
Total Commercial Services		650
Commercial Services-Finance — 1.7%		
Interactive Data	8,610	243
Wright Express*	13,455	491
Total Commercial Services-Finance		734
Communications Software — 0.9%		
Avid Technology*	9,180	248
DivX*	9,880	147
Total Communications Software		395
Computer Aided Design — 1.0%		
Ansys*	12,990	444
Total Computer Aided Design		444
Computer Services — 1.0%		
IHS, Cl A*	4,335	245
Perot Systems, Cl A*	9,980	169
Total Computer Services		414

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2007 (UNAUDITED)

Description	Shares	Value (000)
Computer Software — 0.3%		
Blackbaud	5,455	$ 138
Total Computer Software		138
Computers-Integrated Systems — 1.0%		
Micros Systems*	1,765	115
NCI, Cl A*	11,430	216
Radisys*	9,110	113
Total Computers-Integrated Systems		444
Computers-Memory Devices — 0.2%		
Silicon Storage Technology*	20,040	64
Total Computers-Memory Devices		64
Computers-Peripheral Equipment — 1.5%		
Electronics for Imaging*	12,900	347
Logitech International*	10,095	298
Total Computers-Peripheral Equipment		645
Consulting Services — 1.9%		
CRA International*	3,930	189
LECG*	11,820	176
MAXIMUS	5,810	253
Watson Wyatt Worldwide, Cl A	4,485	202
Total Consulting Services		820
Containers-Metal/Glass — 1.3%		
Greif, Cl A	3,665	222
Silgan Holdings	6,020	324
Total Containers-Metal/Glass		546
Containers-Paper/Plastic — 0.5%		
Pactiv*	7,735	222
Total Containers-Paper/Plastic		222
Data Processing/Management — 0.6%		
Dun & Bradstreet	2,160	213
Fair Isaac	1,270	46
Total Data Processing/Management		259
Dental Supplies & Equipment — 0.4%		
Sirona Dental Systems*	5,260	188
Total Dental Supplies & Equipment		188
Diagnostic Equipment — 0.8%		
Gen-Probe*	2,655	177
Immucor*	4,450	159
Total Diagnostic Equipment		336
Diagnostic Kits — 0.7%		
Meridian Bioscience	9,545	289
Total Diagnostic Kits		289

Description	Shares	Value (000)
Dialysis Centers — 0.4%		
Dialysis Corp of America*	19,420	$ 189
Total Dialysis Centers		189
Direct Marketing — 0.4%		
Valuevision Media, Cl A*	20,190	150
Total Direct Marketing		150
Disposable Medical Products — 0.6%		
C.R. Bard	2,780	245
Total Disposable Medical Products		245
Diversified Manufacturing Operations — 0.3%		
Roper Industries	1,665	109
Total Diversified Manufacturing Operations		109
Diversified Operations — 0.4%		
Walter Industries	5,790	156
Total Diversified Operations		156
Electric Products-Miscellaneous — 0.3%		
Ametek	3,352	145
Total Electric Products-Miscellaneous		145
Electronic Components-Miscellaneous — 0.7%		
Celestica*	50,510	309
Total Electronic Components-Miscellaneous		309
Electronic Components-Semiconductors — 3.7%		
Bookham*	22,910	63
Diodes*	6,352	204
DSP Group*	19,170	303
Ikanos Communications*	36,440	203
ON Semiconductor*	14,870	187
QLogic*	9,620	129
Silicon Laboratories*	2,400	100
SiRF Technology Holdings*	9,720	208
Zoran*	8,640	175
Total Electronic Components-Semiconductors		1,572
Electronic Connectors — 0.9%		
Amphenol, Cl A	9,725	387
Total Electronic Connectors		387
Electronic Design Automation — 0.6%		
Synplicity*	41,520	259
Total Electronic Design Automation		259
Electronic Measuring Instruments — 1.3%		
National Instruments	7,990	274
Orbotech*	7,510	158
Trimble Navigation*	3,665	144
Total Electronic Measuring Instruments		576

Description	Shares	Value (000)
Electronics-Military — 0.4%		
EDO	2,980	$ 167
Total Electronics-Military		167
Enterprise Software/Services — 0.8%		
Novell*	31,420	240
PROS Holdings*	9,010	109
Total Enterprise Software/Services		349
Finance-Consumer Loans — 0.8%		
First Marblehead	3,302	125
Nelnet, Cl A	11,820	216
Total Finance-Consumer Loans		341
Finance-Investment Banker/Broker — 0.8%		
Cowen*	16,680	230
Piper Jaffray*	2,030	109
Total Finance-Investment Banker/Broker		339
Finance-Other Services — 0.7%		
Asset Acceptance Capital	27,115	315
Total Finance-Other Services		315
Financial Guarantee Insurance — 1.0%		
Ram Holdings*	13,605	127
Security Capital Assurance	13,800	315
Total Financial Guarantee Insurance		442
Food-Baking — 0.6%		
Flowers Foods	12,057	263
Total Food-Baking		263
Food-Canned — 0.5%		
Del Monte Foods	21,495	226
Total Food-Canned		226
Footwear & Related Apparel — 0.3%		
Skechers U.S.A., Cl A*	6,630	146
Total Footwear & Related Apparel		146
Hotels & Motels — 0.3%		
Lodgian*	10,260	121
Total Hotels & Motels		121
Human Resources — 0.3%		
Hudson Highland Group*	9,280	118
Total Human Resources		118
Independent Power Producer — 0.1%		
Calpine*	14,010	21
Total Independent Power Producer		21

Description	Shares	Value (000)
Industrial Audio & Video Products — 0.8%		
Dolby Laboratories, Cl A*	10,040	$ 350
Total Industrial Audio & Video Products		350
Industrial Automation/Robot — 0.8%		
Cognex	9,820	174
Nordson	3,480	175
Total Industrial Automation/Robot		349
Instruments-Scientific — 0.9%		
PerkinElmer	8,950	261
Varian*	2,100	134
Total Instruments-Scientific		395
Internet Application Software — 0.7%		
CryptoLogic	8,730	175
DealerTrack Holdings*	3,115	130
Total Internet Application Software		305
Investment Management/Advisory Services — 1.7%		
Affiliated Managers Group*	3,905	498
AllianceBernstein Holding LP	2,630	232
Total Investment Management/Advisory Services		730
Lasers-Systems/Components — 1.0%		
Electro Scientific Industries*	10,250	246
Rofin-Sinar Technologies*	2,855	200
Total Lasers-Systems/Components		446
Life/Health Insurance — 2.2%		
Delphi Financial Group, Cl A	7,465	302
Reinsurance Group of America	3,900	221
StanCorp Financial Group	8,515	421
Total Life/Health Insurance		944
Machinery-General Industry — 0.5%		
Robbins & Myers	3,395	194
Total Machinery-General Industry		194
Machinery-Material Handling — 0.7%		
Columbus McKinnon*	11,910	296
Total Machinery-Material Handling		296
Medical Instruments — 1.8%		
Edwards Lifesciences*	2,280	112
Natus Medical*	20,150	321
Symmetry Medical*	19,980	334
Total Medical Instruments		767
Medical Products — 1.5%		
Orthofix International*	9,915	486
Syneron Medical*	6,270	148
Total Medical Products		634

Old Mutual Small Cap Fund — continued

Schedule of Investments

As of September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Medical-Biomedical/Genetic — 1.0%		
Cambrex	4,300	$ 47
Martek Biosciences*	6,720	195
Qiagen*	9,635	187
Total Medical-Biomedical/Genetic		429
Medical-Drugs — 2.7%		
Angiotech Pharmaceuticals*	71,035	446
Aspreva Pharmaceuticals*	8,400	172
Axcan Pharma*	14,940	310
Valeant Pharmaceuticals International*	14,080	218
Total Medical-Drugs		1,146
Medical-Generic Drugs — 0.3%		
Perrigo	5,900	126
Total Medical-Generic Drugs		126
Metal Processors & Fabricators — 0.5%		
Haynes International*	2,320	198
Total Metal Processors & Fabricators		198
Miscellaneous Manufacturing — 1.1%		
Aptargroup	4,475	170
Trimas*	22,990	305
Total Miscellaneous Manufacturing		475
Multimedia — 1.8%		
Belo, Cl A	19,515	339
Corus Entertainment, Cl B	5,505	261
Gemstar-TV Guide International*	22,650	158
Total Multimedia		758
Networking Products — 0.1%		
Foundry Networks*	2,885	51
Total Networking Products		51
Non-Hazardous Waste Disposal — 0.5%		
Waste Connections*	6,517	207
Total Non-Hazardous Waste Disposal		207
Oil Companies-Exploration & Production — 1.5%		
Harvest Natural Resources*	26,630	318
Stone Energy*	7,565	303
Total Oil Companies-Exploration & Production		621
Oil Field Machinery & Equipment — 1.5%		
Dresser-Rand Group*	5,130	219
FMC Technologies*	7,455	430
Total Oil Field Machinery & Equipment		649
Oil-Field Services — 1.7%		
Acergy ADR	3,800	113
Key Energy Services*	19,910	339

Description	Shares	Value (000)
Oil-Field Services — continued		
Oceaneering International*	2,195	$ 166
W-H Energy Services*	1,640	121
Total Oil-Field Services		739
Paper & Related Products — 1.3%		
Abitibi-Consolidated*	156,080	273
Bowater	11,910	178
Neenah Paper	3,455	114
Total Paper & Related Products		565
Platinum — 0.1%		
Stillwater Mining*	5,360	55
Total Platinum		55
Power Conversion/Supply Equipment — 0.6%		
Hubbell, Cl B	4,210	240
Total Power Conversion/Supply Equipment		240
Printing-Commercial — 0.8%		
Consolidated Graphics*	5,400	339
Total Printing-Commercial		339
Property/Casualty Insurance — 2.7%		
Arch Capital Group*	7,145	532
CNA Surety*	14,585	257
RLI	6,710	380
Total Property/Casualty Insurance		1,169
Publishing-Books — 1.0%		
John Wiley & Sons, Cl A	9,950	447
Total Publishing-Books		447
Publishing-Periodicals — 0.5%		
Playboy Enterprises, Cl B*	18,880	203
Total Publishing-Periodicals		203
Radio — 0.2%		
Radio One, Cl D*	20,500	76
Total Radio		76
Reinsurance — 2.5%		
Aspen Insurance Holdings	11,640	325
Endurance Specialty Holdings	4,540	189
Montpelier Re Holdings	14,990	265
Platinum Underwriters Holdings	3,200	115
Validus Holdings*	8,040	195
Total Reinsurance		1,089
REITs-Hotels — 0.5%		
FelCor Lodging Trust	10,750	214
Total REITs-Hotels		214

Description	Shares	Value (000)
REITs-Mortgage — 0.4%		
MFA Mortgage Investments	23,630	$ 190
Total REITs-Mortgage		190
REITs-Office Property — 0.4%		
American Financial Realty Trust	22,530	181
Total REITs-Office Property		181
Rental Auto/Equipment — 0.3%		
H&E Equipment Services*	7,850	141
Total Rental Auto/Equipment		141
Resorts/Theme Parks — 0.6%		
Vail Resorts*	4,010	250
Total Resorts/Theme Parks		250
Retail-Apparel/Shoe — 1.4%		
Brown Shoe	3,895	76
Footstar	19,030	87
Kenneth Cole Productions, Cl A	8,240	160
Men's Wearhouse	1,530	77
Syms	13,430	202
Total Retail-Apparel/Shoe		602
Retail-Auto Parts — 0.4%		
O'Reilly Automotive*	4,460	149
Total Retail-Auto Parts		149
Retail-Automobile — 0.5%		
Group 1 Automotive	6,740	226
Total Retail-Automobile		226
Retail-Bookstore — 0.5%		
Barnes & Noble	6,560	231
Total Retail-Bookstore		231
Retail-Office Supplies — 0.3%		
School Specialty*	4,220	146
Total Retail-Office Supplies		146
Retail-Propane Distributors — 1.2%		
Star Gas Partners LP*	110,830	503
Total Retail-Propane Distributors		503
Retail-Sporting Goods — 0.5%		
Hibbett Sports*	8,610	213
Total Retail-Sporting Goods		213
Retail-Video Rental — 0.1%		
Blockbuster, Cl A*	8,445	45
Total Retail-Video Rental		45

Description	Shares	Value (000)
S&L/Thrifts-Eastern US — 0.4%		
Brookline Bancorp	14,480	$ 168
Total S&L/Thrifts-Eastern US		168
Schools — 1.4%		
Capella Education*	5,140	288
Learning Tree International*	16,340	290
Total Schools		578
Semiconductor Components-Integrated Circuits — 0.4%		
Emulex*	7,790	149
Total Semiconductor Components-Integrated Circuits		149
Semiconductor Equipment — 0.9%		
Brooks Automation*	8,670	123
MKS Instruments*	8,210	156
Ultratech*	8,930	124
Total Semiconductor Equipment		403
Specified Purpose Acquisition — 0.1%		
Marathon Acquisition*	6,060	57
Total Specified Purpose Acquisition		57
Steel Pipe & Tube — 0.1%		
Mueller Water Products, Cl A	4,190	52
Total Steel Pipe & Tube		52
Telecommunications Equipment — 1.6%		
CommScope*	6,010	302
Plantronics	8,790	251
Tollgrade Communications*	12,850	130
Total Telecommunications Equipment		683
Telecommunications Services — 1.5%		
Embarq	1,940	108
MasTec*	13,710	193
NTELOS Holdings	5,940	175
RCN	15,040	185
Total Telecommunications Services		661
Telephone-Integrated — 0.4%		
IDT, Cl B	19,060	159
Total Telephone-Integrated		159
Television — 0.2%		
Sinclair Broadcast Group, Cl A	8,400	101
Total Television		101
Transport-Air Freight — 0.3%		
ABX Air*	17,240	122
Total Transport-Air Freight		122

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2007 (UNAUDITED)

Description	Shares	Value (000)
Transport-Equipment & Leasing — 1.0%		
GATX	2,320	$ 99
Genesis Lease ADR	11,860	295
Greenbrier	1,820	49
Total Transport-Equipment & Leasing		443
Transport-Truck — 0.1%		
Landstar System	1,480	62
Total Transport-Truck		62
Travel Services — 0.2%		
Ambassadors Group	2,350	90
Total Travel Services		90
Vitamins & Nutrition Products — 0.3%		
Herbalife	3,080	140
Total Vitamins & Nutrition Products		140
Wire & Cable Products — 0.6%		
General Cable*	3,730	250
Total Wire & Cable Products		250
Wireless Equipment — 0.6%		
InterDigital*	11,310	236
Total Wireless Equipment		236
Total Common Stock (Cost $37,440)		41,651
Money Market Fund — 2.8%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (D)	1,185,386	1,185
Total Money Market Fund (Cost $1,185)		1,185
Total Investments — 99.9% (Cost $38,625)		42,836
Other Assets and Liabilities, Net — 0.1%		45
Total Net Assets — 100.0%		$ 42,881

For descriptions of abbreviations and footnotes, please refer to page 122.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL STRATEGIC SMALL COMPANY FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Copper Rock Capital Partners, LLC; Eagle Asset Management, Inc.; and Liberty Ridge Capital, Inc.

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2007, the Old Mutual Strategic Small Company Fund (the "Fund") significantly outperformed its benchmark, the Russell 2000® Index (the "Index"). The Fund's Class Z shares rose 11.14%, versus a gain of 1.19% for the Index. Performance for all share classes can be found on page 85.

Q. What investment environment did the Fund face during the past six months?

A. Although U.S. equity markets generally advanced during the six-month period, stock prices were increasingly volatile, particularly during the summer as concerns about a worsening housing market, difficulties in the subprime lending arena and declining liquidity overshadowed the equity markets. Small cap stocks were adversely affected when certain quantitative hybrid hedge funds had to liquidate stocks due to margin calls on fixed-income leveraged positions and redemptions from clients. These forced liquidations affected most small cap managers and, as a result, the Index lagged behind its larger cap counterparts. Fortunately, many stocks rebounded in September after the Federal Reserve (the "Fed") reduced the Federal Funds rate and global central banks took steps to improve worldwide liquidity.

Two emerging themes dominated market sentiment during the period. First, the continued strength of emerging markets' gross domestic product growth drew continued strong interest from market participants and was further strengthened by a weak dollar, making foreign earnings more valuable compared to the U.S. dollar. Second, the housing market downturn and mortgage market decline sharply increased market volatility in the latter half of the semi-annual period and was accompanied by a decreased willingness to adequately price a variety of heretofore liquid financial instruments such as commercial paper and asset-backed securities, leading to a credit crunch that had the potential to severely disrupt all markets.

Q. Which market factors influenced the Fund's relative performance?

A. Despite market pressures that affected many small cap managers, the Fund posted positive returns and outperformed the benchmark on a relative basis. Growth stocks continued to outperform value stocks during this period and stocks possessing solid fundamentals and attractive growth characteristics were favored in the latter part of the six months.

Copper Rock Capital Partners, LLC ("Copper Rock") - a pure, bottom-up fundamental manager - found the market's greater appreciation for stocks with strong fundamentals to be especially advantageous for its investment strategy. Amidst the decline and volatility the markets experienced in July and August, growth stocks generally performed well. Several other factors also contributed to the Fund's outperformance over the six months: favorable stock selection and the decision to maintain and add to holdings that had temporarily traded down but still possessed good fundamentals.

During the months of higher volatility, particularly August, Eagle Asset Management, Inc. ("Eagle") was able to add positions that had been on its focus list at all-time low valuations. Eagle also added positions in companies that were structurally sound but were trading at lower prices than before the market volatility. Eagle's focus on high quality, larger market capitalization companies with higher price-to-earnings ratios and less leverage helped the Fund to overcome the market volatility.

In the view of Liberty Ridge Capital, Inc. ("Liberty Ridge"), stock specific factors, rather than the impact of macroeconomic themes, largely drove the Fund's relative results.

Performance Highlights

- *For the six-month period ended September 30, 2007, the Old Mutual Strategic Small Company Fund significantly outperformed its benchmark, the Russell 2000® Index. The Fund's Class Z shares rose 11.14%, versus a gain of 1.19% for the Index.*

- *Over the six-month period, stock selection in information technology, consumer discretionary, financials and industrials contributed the most to relative performance.*

- *Stock selection within the health care sector and an underweight in materials detracted from performance.*

- *The leading individual contributors to the Fund's semi-annual results were Capella Education, B/E Aerospace and DealerTrack Holdings.*

- *Stocks that were detrimental to the Fund's results included Santarus (no longer a Fund holding), Orbcomm and Radiation Therapy Services (no longer a Fund holding).*

Strategic Small Company Fund

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Copper Rock Capital Partners, LLC; Eagle Asset Management, Inc.; and Liberty Ridge Capital, Inc.

Top Ten Holdings
as of September 30, 2007

Affiliated Managers Group	2.1%
iShares Russell 2000 Growth Index Fund	1.7%
DealerTrack Holdings	1.6%
B/E Aerospace	1.4%
Psychiatric Solutions	1.4%
Capella Education	1.2%
Dresser-Rand Group	1.2%
Strayer Education	1.0%
Ladish	1.0%
Authorize.net Holdings	1.0%
As a percentage of Total Fund Investments	13.6%

Q. How did portfolio composition affect Fund performance?

A. Over the six-month period, stock selection in information technology, consumer discretionary, financials and industrials contributed the most to relative performance. The Fund's underweight position in financials and overweight stake in information technology were also beneficial. Stock selection within the health care sector and an underweight in materials detracted from performance.

The leading individual contributors to the Fund's semi-annual results were Capella Education, B/E Aerospace and DealerTrack Holdings. Capella Education is a post-secondary education provider. Due to economic weakening, the ability to pursue online degrees has become even more attractive to people who want to increase their earning potential by earning advanced degrees while maintaining full-time jobs. Capella Education and similar companies that offer evening and on-line classes have gained credibility in the professional arena and are benefiting from an increase in part-time students. B/E Aerospace retrofits and designs interior airplane cabins and seating. The company has continued to benefit from the aerospace industry boom, where growth is largely driven by travel demand in Asia, India and Europe and a resurgence of U.S. corporate travel. DealerTrack provides an online, automated service that connects car dealers with lenders to provide instant credit approval for new car buyers. The market has rewarded companies like DealerTrack, which provide an immediate return on investment for corporate buyers and are usually purchased outside corporate technology budgets; which means buyers may not be limited by competition for budget resources.

Stocks that were detrimental to the Fund's results included Santarus (no longer a Fund holding), Orbcomm and Radiation Therapy Services (no longer a Fund holding). Santarus is a specialty pharmaceutical company whose products primarily treat gastrointestinal diseases and disorders. The stock was sold because a pharmaceutical company is seeking Federal Drug Administration approval to sell a generic product to compete with its main drug and the sub-advisor believes the company is finding it increasingly difficult to compete against larger pharmaceutical companies in its market. Orbcomm, a satellite-based data communications company, reported a second quarter loss and reduced 2007 revenue guidance, causing the stock price to fall. Holdings in Radiation Therapy Services, which provides radiation services to cancer patients in the U.S., were sold because its costs to integrate acquisitions and maintain a dominant market presence have increased causing a negative impact on the stock price.

Q. What is the investment outlook for the small cap equity market?

A. Copper Rock believes the environment will remain attractive for small cap growth stocks given the Fed's recent 50 basis point rate cut to help maintain market liquidity and a slowing economy that appears headed toward a soft landing. Copper Rock is currently finding new investment opportunities in all sectors.

Eagle continues to find the small cap market attractive. The firm expects a bounce-back in high quality, reasonably priced small cap stocks in the coming months. Bond-market yields have been low, but Eagle sees attractive yields in the small cap equities market. Eagle notes that the Fed took action against financial market volatility by cutting interest rates in September. If the housing market continues to weaken, core inflation may follow, but Eagle believes the Fed still has room to act as real Federal Fund rates remain relatively high compared with historical levels.

Liberty Ridge focuses on finding companies it believes will do well regardless of short-term macroeconomic preoccupations that often dominate short-term investor sentiment. Liberty Ridge remains comfortable with the Fund's current holdings and maintains a long-term outlook that it believes will reward investors over time.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	12/31/96	11.14%	26.35%	17.01%	18.11%	8.04%	10.46%
Advisor Class	08/30/02	10.99%	26.01%	16.72%	17.82%	n/a	15.73%
Class A with load	07/31/03	4.60%	18.81%	14.45%	n/a	n/a	12.27%
Class A without load	07/31/03	10.97%	26.05%	16.72%	n/a	n/a	13.89%
Class C with load	07/31/03	9.51%	24.05%	15.83%	n/a	n/a	13.02%
Class C without load	07/31/03	10.51%	25.05%	15.83%	n/a	n/a	13.02%
Class R	12/20/06[1]	10.56%	n/a	n/a	n/a	n/a	15.00%[†]
Institutional Class	12/20/06[1]	11.20%	n/a	n/a	n/a	n/a	15.93%[†]
Russell 2000® Index	12/31/96	1.19%	12.34%	13.36%	18.75%	7.22%	9.06%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

As of January 1, 2006, certain of the Fund's assets began to be managed by subadvisors different than the Fund's former advisor, and the Fund's former advisor became a sub-advisor to the Fund. As a result, the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Advisor Class, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.63% and 1.35%; 2.17% and 1.60%; 2.13% and 1.60%; 7.29% and 2.35%; 1.91% and 1.83%; and 1.09% and 1.08%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Old Mutual Strategic Small Company Fund – Class Z $32,871
Russell 2000® Index $26,805

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1997 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2007 — % of Total Fund Investments



Investment Company (2%)
Money Market Fund (3%)
Utilities (1%)
Energy (6%)
Telecommunications Services (3%)
Materials (3%)
Information Technology (29%)
Industrial (16%)
Consumer Discretionary (13%)
Financials (11%)
Consumer Staples (1%)
Health Care (12%)

Schedule of Investments

As of September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Common Stock — 96.3%		
Aerospace/Defense — 0.9%		
Aerovironment*	3,320	$ 77
Teledyne Technologies*	4,390	234
Total Aerospace/Defense		311
Aerospace/Defense-Equipment — 1.6%		
B/E Aerospace*	11,982	498
DRS Technologies	1,470	81
Total Aerospace/Defense-Equipment		579
Agricultural Operations — 0.2%		
Tejon Ranch*	1,747	72
Total Agricultural Operations		72
Apparel Manufacturers — 0.7%		
Gymboree*	3,690	130
Liz Claiborne	2,515	86
Oxford Industries	1,315	48
Total Apparel Manufacturers		264
Applications Software — 1.0%		
Nuance Communications*	14,431	279
Progress Software*	2,550	77
Total Applications Software		356
Auction House/Art Dealer — 0.6%		
Sotheby's	4,310	206
Total Auction House/Art Dealer		206
Audio/Video Products — 0.4%		
DTS*	4,336	132
Total Audio/Video Products		132
Auto-Medium & Heavy Duty Trucks — 0.3%		
Force Protection*	4,320	94
Total Auto-Medium & Heavy Duty Trucks		94
Auto/Truck Parts & Equipment-Original — 0.8%		
Amerigon*	4,388	76
BorgWarner	1,050	96
Tenneco*	3,060	95
Total Auto/Truck Parts & Equipment-Original		267
Beverages-Non-Alcoholic — 0.3%		
Coca-Cola Bottling	1,590	96
Total Beverages-Non-Alcoholic		96
Building Products-Light Fixtures — 0.2%		
Genlyte Group*	1,305	84
Total Building Products-Light Fixtures		84

Description	Shares	Value (000)
Building-Heavy Construction — 0.2%		
Washington Group International*	880	$ 77
Total Building-Heavy Construction		77
Building-Mobile Home/Manufactured Housing — 0.2%		
Thor Industries	1,950	88
Total Building-Mobile Home/Manufactured Housing		88
Cable TV — 0.4%		
Lodgenet Entertainment*	4,935	125
Total Cable TV		125
Cellular Telecommunications — 0.3%		
Cellcom Israel	3,870	94
Total Cellular Telecommunications		94
Chemicals-Diversified — 0.5%		
Celanese, Ser A	3,725	145
Olin	1,580	36
Total Chemicals-Diversified		181
Chemicals-Specialty — 0.6%		
Albemarle	2,555	113
Balchem	475	10
Hercules	4,232	89
Total Chemicals-Specialty		212
Coal — 0.4%		
Alpha Natural Resources*	2,730	63
Massey Energy	3,760	82
Total Coal		145
Commercial Banks-Central US — 0.3%		
Irwin Financial	10,090	111
Total Commercial Banks-Central US		111
Commercial Services — 1.3%		
Arbitron	1,930	88
ExlService Holdings*	9,140	194
PHH*	1,830	48
Quanta Services*	4,810	127
Total Commercial Services		457
Commercial Services-Finance — 0.8%		
Interactive Data	3,395	96
Wright Express*	5,507	201
Total Commercial Services-Finance		297
Communications Software — 0.5%		
Avid Technology*	3,860	105
DivX*	4,130	61
Total Communications Software		166

Description	Shares	Value (000)
Computer Aided Design — 0.5%		
Ansys*	5,090	$ 174
Total Computer Aided Design		174
Computer Services — 0.9%		
IHS, Cl A*	1,700	96
Perot Systems, Cl A*	4,112	70
Syntel	3,730	155
Total Computer Services		321
Computer Software — 1.6%		
Blackbaud	2,125	54
Double-Take Software*	13,453	257
Omniture*	8,910	270
Total Computer Software		581
Computers-Integrated Systems — 1.1%		
Micros Systems*	700	45
NCI, Cl A*	4,820	91
Radisys*	3,770	47
Riverbed Technology*	5,195	210
Total Computers-Integrated Systems		393
Computers-Memory Devices — 0.1%		
Silicon Storage Technology*	8,450	27
Total Computers-Memory Devices		27
Computers-Peripheral Equipment — 0.7%		
Electronics for Imaging*	5,430	146
Logitech International*	3,960	117
Total Computers-Peripheral Equipment		263
Consulting Services — 3.3%		
Advisory Board*	4,808	281
CRA International*	1,585	76
FTI Consulting*	5,971	301
Huron Consulting Group*	3,419	248
LECG*	4,870	73
MAXIMUS	2,440	106
Watson Wyatt Worldwide, Cl A	1,750	79
Total Consulting Services		1,164
Containers-Metal/Glass — 0.6%		
Greif, Cl A	1,459	89
Silgan Holdings	2,385	128
Total Containers-Metal/Glass		217
Containers-Paper/Plastic — 0.3%		
Pactiv*	3,080	88
Total Containers-Paper/Plastic		88

Description	Shares	Value (000)
Data Processing/Management — 0.9%		
Commvault Systems*	11,335	$ 210
Dun & Bradstreet	905	89
Fair Isaac	520	19
Total Data Processing/Management		318
Dental Supplies & Equipment — 0.2%		
Sirona Dental Systems*	2,070	74
Total Dental Supplies & Equipment		74
Diagnostic Equipment — 0.7%		
Gen-Probe*	1,040	69
Hansen Medical*	4,293	116
Immucor*	1,745	63
Total Diagnostic Equipment		248
Diagnostic Kits — 0.3%		
Meridian Bioscience	3,712	113
Total Diagnostic Kits		113
Dialysis Centers — 0.2%		
Dialysis Corp of America*	8,180	80
Total Dialysis Centers		80
Direct Marketing — 0.2%		
Valuevision Media, Cl A*	8,510	63
Total Direct Marketing		63
Disposable Medical Products — 0.3%		
C.R. Bard	1,225	108
Total Disposable Medical Products		108
Diversified Manufacturing Operations — 0.1%		
Roper Industries	530	35
Total Diversified Manufacturing Operations		35
Diversified Operations — 0.2%		
Walter Industries	2,400	65
Total Diversified Operations		65
E-Commerce/Products — 0.3%		
Blue Nile*	1,210	114
Total E-Commerce/Products		114
E-Commerce/Services — 0.9%		
Priceline.com*	3,440	305
Total E-Commerce/Services		305

Schedule of Investments

As of September 30, 2007 (Unaudited)

Description	Shares	Value (000)
E-Services/Consulting — 1.2%		
GSI Commerce*	6,315	$ 168
Perficient*	11,594	254
Total E-Services/Consulting		422
Educational Software — 0.4%		
Blackboard*	3,415	157
Total Educational Software		157
Electric Products-Miscellaneous — 0.2%		
Ametek	1,532	66
Total Electric Products-Miscellaneous		66
Electronic Components-Miscellaneous — 0.4%		
Celestica*	21,260	130
Total Electronic Components-Miscellaneous		130
Electronic Components-Semiconductors — 2.5%		
Bookham*	9,630	27
Diodes*	2,487	80
DSP Group*	7,920	125
Ikanos Communications*	15,340	85
Netlogic Microsystems*	6,892	249
ON Semiconductor*	5,820	73
QLogic*	4,050	55
Silicon Laboratories*	1,010	42
SiRF Technology Holdings*	4,090	87
Zoran*	3,560	72
Total Electronic Components-Semiconductors		895
Electronic Connectors — 0.5%		
Amphenol, Cl A	4,435	176
Total Electronic Connectors		176
Electronic Design Automation — 1.4%		
Comtech Group*	14,376	262
Magma Design Automation*	9,540	134
Synplicity*	17,470	109
Total Electronic Design Automation		505
Electronic Measuring Instruments — 1.5%		
Itron*	3,233	301
National Instruments	3,025	104
Orbotech*	3,000	63
Trimble Navigation*	1,600	63
Total Electronic Measuring Instruments		531
Electronic Security Devices — 0.5%		
Taser International*	10,435	164
Total Electronic Security Devices		164

Description	Shares	Value (000)
Electronics-Military — 0.2%		
EDO	1,250	$ 70
Total Electronics-Military		70
Enterprise Software/Services — 1.4%		
Novell*	12,870	98
PROS Holdings*	3,730	45
Taleo, Cl A*	6,525	166
Ultimate Software Group*	5,708	199
Total Enterprise Software/Services		508
Entertainment Software — 0.4%		
THQ*	5,809	145
Total Entertainment Software		145
Finance-Consumer Loans — 0.4%		
First Marblehead	1,357	51
Nelnet, Cl A	4,870	89
Total Finance-Consumer Loans		140
Finance-Investment Banker/Broker — 0.4%		
Cowen*	6,900	95
Piper Jaffray*	860	46
Total Finance-Investment Banker/Broker		141
Finance-Other Services — 1.3%		
Asset Acceptance Capital	11,187	130
FCStone Group*	3,824	123
GFI Group*	2,193	189
Total Finance-Other Services		442
Financial Guarantee Insurance — 0.5%		
Ram Holdings*	5,390	50
Security Capital Assurance	5,485	125
Total Financial Guarantee Insurance		175
Food-Baking — 0.3%		
Flowers Foods	4,715	103
Total Food-Baking		103
Food-Canned — 0.3%		
Del Monte Foods	8,415	88
Total Food-Canned		88
Food-Miscellaneous/Diversified — 0.4%		
SunOpta*	10,847	157
Total Food-Miscellaneous/Diversified		157
Footwear & Related Apparel — 0.2%		
Skechers U.S.A., Cl A*	2,780	61
Total Footwear & Related Apparel		61

Description	Shares	Value (000)
Gambling (Non-Hotel) — 0.6%		
Pinnacle Entertainment*	8,017	$ 218
Total Gambling (Non-Hotel)		218
Hotels & Motels — 0.4%		
Lodgian*	4,360	51
Morgans Hotel Group*	3,770	82
Total Hotels & Motels		133
Human Resources — 0.1%		
Hudson Highland Group*	3,840	49
Total Human Resources		49
Import/Export — 0.1%		
Castle Brands*	8,800	39
Total Import/Export		39
Independent Power Producer — 0.0%		
Calpine*	5,910	9
Total Independent Power Producer		9
Industrial Audio & Video Products — 0.6%		
Dolby Laboratories, Cl A*	3,920	136
SRS Labs*	12,112	89
Total Industrial Audio & Video Products		225
Industrial Automation/Robot — 0.4%		
Cognex	3,740	67
Nordson	1,380	69
Total Industrial Automation/Robot		136
Instruments-Scientific — 0.5%		
PerkinElmer	3,835	112
Varian*	840	53
Total Instruments-Scientific		165
Insurance Brokers — 0.4%		
eHealth*	5,334	148
Total Insurance Brokers		148
Internet Application Software — 2.1%		
CryptoLogic	3,670	74
DealerTrack Holdings*	13,640	571
Vocus*	3,724	109
Total Internet Application Software		754
Internet Financial Services — 1.7%		
Authorize.net Holdings*	19,225	339
Online Resources*	19,275	244
Total Internet Financial Services		583

Description	Shares	Value (000)
Internet Infrastructure Software — 0.2%		
Radvision*	3,415	$ 60
Total Internet Infrastructure Software		60
Investment Management/Advisory Services — 2.4%		
Affiliated Managers Group*	5,889	751
AllianceBernstein Holding LP	1,030	91
Total Investment Management/Advisory Services		842
Lasers-Systems/Components — 0.5%		
Electro Scientific Industries*	4,320	104
Rofin-Sinar Technologies*	1,100	77
Total Lasers-Systems/Components		181
Life/Health Insurance — 1.1%		
Delphi Financial Group, Cl A	2,965	120
Reinsurance Group of America	1,525	87
StanCorp Financial Group	3,320	164
Total Life/Health Insurance		371
Machinery-General Industry — 0.2%		
Robbins & Myers	1,350	77
Total Machinery-General Industry		77
Machinery-Material Handling — 0.3%		
Columbus McKinnon*	4,670	116
Total Machinery-Material Handling		116
Medical Imaging Systems — 0.3%		
IRIS International*	6,251	120
Total Medical Imaging Systems		120
Medical Instruments — 1.9%		
Abaxis*	4,770	107
Conceptus*	13,472	256
Edwards Lifesciences*	895	44
Natus Medical*	8,480	135
Symmetry Medical*	8,200	137
Total Medical Instruments		679
Medical Laser Systems — 0.5%		
Cynosure, Cl A*	4,900	181
Total Medical Laser Systems		181
Medical Products — 0.7%		
Orthofix International*	3,990	195
Syneron Medical*	2,620	62
Total Medical Products		257

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2007 (UNAUDITED)

Description	Shares	Value (000)
Medical-Biomedical/Genetic — 2.0%		
Alexion Pharmaceuticals*	1,770	$ 115
Cambrex	1,780	20
Keryx Biopharmaceuticals*	14,307	142
Lifecell*	6,955	261
Martek Biosciences*	2,830	82
Qiagen*	3,855	75
Total Medical-Biomedical/Genetic		695
Medical-Drugs — 2.0%		
Angiotech Pharmaceuticals*	29,364	184
Aspreva Pharmaceuticals*	3,530	73
Axcan Pharma*	6,180	128
Indevus Pharmaceuticals*	18,090	125
Medicis Pharmaceutical, Cl A	3,650	111
Valeant Pharmaceuticals International*	5,760	89
Total Medical-Drugs		710
Medical-Generic Drugs — 0.1%		
Perrigo	2,439	52
Total Medical-Generic Drugs		52
Medical-Nursing Homes — 0.4%		
Skilled Healthcare Group, Cl A*	8,890	140
Total Medical-Nursing Homes		140
Metal Processors & Fabricators — 1.2%		
Haynes International*	960	82
Ladish*	6,371	353
Total Metal Processors & Fabricators		435
Miscellaneous Manufacturing — 0.6%		
Aptargroup	1,755	66
Trimas*	9,690	129
Total Miscellaneous Manufacturing		195
Multimedia — 0.9%		
Belo, Cl A	7,595	132
Corus Entertainment, Cl B	2,155	102
Gemstar-TV Guide International*	9,530	66
Total Multimedia		300
Networking Products — 0.7%		
Atheros Communications*	2,980	89
Foundry Networks*	1,216	22
Switch & Data Facilities*	8,520	139
Total Networking Products		250
Non-Hazardous Waste Disposal — 0.2%		
Waste Connections*	2,615	83
Total Non-Hazardous Waste Disposal		83

Description	Shares	Value (000)
Oil Companies-Exploration & Production — 2.4%		
Arena Resources*	3,090	$ 203
ATP Oil & Gas*	4,596	216
Harvest Natural Resources*	11,040	132
Parallel Petroleum*	10,060	171
Stone Energy*	3,182	127
Total Oil Companies-Exploration & Production		849
Oil Field Machinery & Equipment — 2.4%		
Dresser-Rand Group*	9,658	413
FMC Technologies*	2,965	171
T-3 Energy Services*	6,545	279
Total Oil Field Machinery & Equipment		863
Oil-Field Services — 1.4%		
Acergy ADR	1,510	45
Key Energy Services*	8,210	139
Oceaneering International*	870	66
W-H Energy Services*	3,512	259
Total Oil-Field Services		509
Paper & Related Products — 0.7%		
Abitibi-Consolidated*	64,520	113
Bowater	5,010	75
Neenah Paper	1,459	48
Total Paper & Related Products		236
Physical Therapy/Rehabilitation Centers — 1.4%		
Psychiatric Solutions*	12,336	485
Total Physical Therapy/Rehabilitation Centers		485
Platinum — 0.1%		
Stillwater Mining*	2,260	23
Total Platinum		23
Pollution Control — 0.2%		
Fuel Tech*	2,860	63
Total Pollution Control		63
Power Conversion/Supply Equipment — 0.3%		
Hubbell, Cl B	1,635	93
Total Power Conversion/Supply Equipment		93
Printing-Commercial — 0.9%		
Consolidated Graphics*	2,145	134
VistaPrint*	4,410	165
Total Printing-Commercial		299
Private Corrections — 0.4%		
Geo Group*	5,010	148
Total Private Corrections		148

Description	Shares	Value (000)
Property/Casualty Insurance — 1.2%		
Arch Capital Group*	2,775	$ 206
CNA Surety*	5,455	96
RLI	2,390	136
Total Property/Casualty Insurance		438
Publishing-Books — 0.5%		
John Wiley & Sons, Cl A	3,820	172
Total Publishing-Books		172
Publishing-Newspapers — 0.4%		
Dolan Media*	5,660	138
Total Publishing-Newspapers		138
Publishing-Periodicals — 0.2%		
Playboy Enterprises, Cl B*	7,950	85
Total Publishing-Periodicals		85
Radio — 0.1%		
Radio One, Cl D*	8,432	31
Total Radio		31
Reinsurance — 1.3%		
Aspen Insurance Holdings	4,896	137
Endurance Specialty Holdings	1,882	78
Montpelier Re Holdings	6,210	110
Platinum Underwriters Holdings	1,350	48
Validus Holdings*	3,330	81
Total Reinsurance		454
REITs-Hotels — 0.3%		
FelCor Lodging Trust	4,530	90
Total REITs-Hotels		90
REITs-Mortgage — 0.2%		
MFA Mortgage Investments	9,840	79
Total REITs-Mortgage		79
REITs-Office Property — 0.2%		
American Financial Realty Trust	9,495	76
Total REITs-Office Property		76
Rental Auto/Equipment — 0.2%		
H&E Equipment Services*	3,310	60
Total Rental Auto/Equipment		60
Resorts/Theme Parks — 0.3%		
Vail Resorts*	1,590	99
Total Resorts/Theme Parks		99

Description	Shares	Value (000)
Retail-Apparel/Shoe — 0.7%		
Brown Shoe	1,525	$ 30
Footstar	7,820	36
Kenneth Cole Productions, Cl A	3,470	67
Men's Wearhouse	605	31
Syms	5,550	83
Total Retail-Apparel/Shoe		247
Retail-Auto Parts — 0.2%		
O'Reilly Automotive*	1,750	58
Total Retail-Auto Parts		58
Retail-Automobile — 0.3%		
Group 1 Automotive	2,770	93
Total Retail-Automobile		93
Retail-Bookstore — 0.3%		
Barnes & Noble	2,565	90
Total Retail-Bookstore		90
Retail-Office Supplies — 0.2%		
School Specialty*	1,610	56
Total Retail-Office Supplies		56
Retail-Propane Distributors — 0.6%		
Star Gas Partners LP*	46,680	212
Total Retail-Propane Distributors		212
Retail-Restaurants — 0.2%		
BJ's Restaurants*	3,991	84
Total Retail-Restaurants		84
Retail-Sporting Goods — 0.7%		
Hibbett Sports*	3,365	84
Zumiez*	3,434	152
Total Retail-Sporting Goods		236
Retail-Video Rental — 0.1%		
Blockbuster, Cl A*	3,551	19
Total Retail-Video Rental		19
S&L/Thrifts-Eastern US — 0.2%		
Brookline Bancorp	5,930	69
Total S&L/Thrifts-Eastern US		69
Schools — 2.8%		
Capella Education*	7,614	426
Learning Tree International*	6,890	122
New Oriental Education & Technology Group ADR*	1,420	94
Strayer Education	2,132	360
Total Schools		1,002

Schedule of Investments

Description	Shares	Value (000)
Semiconductor Components-Integrated Circuits — 0.2%		
Emulex*	3,280	$ 63
Total Semiconductor Components-Integrated Circuits		63
Semiconductor Equipment — 1.2%		
Brooks Automation*	3,590	51
MKS Instruments*	3,210	61
Tessera Technologies*	7,303	274
Ultratech*	3,760	52
Total Semiconductor Equipment		438
Specified Purpose Acquisition — 0.1%		
Marathon Acquisition*	2,550	24
Total Specified Purpose Acquisition		24
Steel Pipe & Tube — 0.1%		
Mueller Water Products, Cl A	1,760	22
Total Steel Pipe & Tube		22
Telecommunications Equipment — 1.2%		
CommScope*	2,355	118
OpNext*	11,042	128
Plantronics	3,700	106
Tollgrade Communications*	5,420	55
Total Telecommunications Equipment		407
Telecommunications Services — 2.5%		
Cbeyond*	3,102	126
Embarq	770	43
MasTec*	5,680	80
NTELOS Holdings	2,170	64
Orbcomm*	21,766	164
RCN	6,330	78
Time Warner Telecom, Cl A*	15,105	332
Total Telecommunications Services		887
Telephone-Integrated — 0.2%		
IDT, Cl B	8,020	67
Total Telephone-Integrated		67
Television — 0.1%		
Sinclair Broadcast Group, Cl A	3,476	42
Total Television		42
Theaters — 0.4%		
National CineMedia	6,235	140
Total Theaters		140
Therapeutics — 0.6%		
Theravance*	8,352	218
Total Therapeutics		218

Description	Shares	Value (000)
Transactional Software — 1.5%		
Innerworkings*	16,786	$ 289
VeriFone Holdings*	5,278	234
Total Transactional Software		523
Transport-Air Freight — 0.1%		
ABX Air*	7,250	51
Total Transport-Air Freight		51
Transport-Equipment & Leasing — 0.5%		
GATX	1,004	43
Genesis Lease ADR	4,970	124
Greenbrier	770	20
Total Transport-Equipment & Leasing		187
Transport-Truck — 0.1%		
Landstar System	575	24
Total Transport-Truck		24
Travel Services — 0.1%		
Ambassadors Group	930	35
Total Travel Services		35
Vitamins & Nutrition Products — 0.2%		
Herbalife	1,280	58
Total Vitamins & Nutrition Products		58
Web Hosting/Design — 0.7%		
Equinix*	2,821	250
Total Web Hosting/Design		250
Wire & Cable Products — 0.2%		
General Cable*	1,250	84
Total Wire & Cable Products		84
Wireless Equipment — 1.2%		
Aruba Networks*	5,772	115
Globecomm Systems*	7,600	101
InterDigital*	4,760	99
Novatel Wireless*	4,096	93
Total Wireless Equipment		408
Wound, Burn & Skin Care — 0.3%		
Obagi Medical Products*	6,328	117
Total Wound, Burn & Skin Care		117
Total Common Stock (Cost $28,699)		33,945
Investment Company — 1.7%		
Index Fund-Growth-Small Cap — 1.7%		
iShares Russell 2000 Growth Index Fund	7,220	615
Total Investment Company (Cost $613)		615

Description	Shares		Value (000)
Money Market Fund — 2.9%			
Evergreen Select Money Market Fund, Institutional Class, 5.250% (D)	1,007,213	$	1,007
Total Money Market Fund (Cost $1,007)			1,007
Total Investments — 100.9% (Cost $30,319)			35,567
Other Assets and Liabilities, Net — (0.9)%			(326)
Net Assets — 100.0 %		$	35,241

For descriptions of abbreviations and footnotes, please refer to page 122.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL TS&W MID-CAP VALUE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Thompson, Siegel & Walmsley, LLC

Performance Highlights

• *For the period since its inception on June 4, 2007, through September 30, 2007, the Old Mutual TS&W Mid-Cap Value Fund's Institutional Class shares fell (4.80%), outperforming the (6.96%) decline of its benchmark, the Russell MidCap® Value Index.*

• *The Fund's relative outperformance was attributed to an underweight and favorable stock selection in financials. Relative outperformance was also supported by strong stock selection in health care and information technology.*

• *Conversely, less favorable stock selection in industrials, consumer staples and utilities hurt on a relative basis.*

• *Despite the period's negative overall return, a number of securities contributed positively, including Agrium., Owens-Illinois and Hewitt Associates. Negative holdings included Rite Aid Corporation, Manpower and Tesoro.*

Q. How did the Fund perform relative to its benchmark?

A. For the period since its inception on June 4, 2007, through September 30, 2007, the Old Mutual TS&W Mid-Cap Value Fund's (the "Fund") Institutional Class shares fell (4.80%), but outperformed the (6.96%) decline of its benchmark, the Russell Midcap® Value Index. Additional performance information for the Institutional share class can be found on page 96.

Q. What investment environment did the Fund face during the past six months?

A. Mid-cap stocks moved higher in the second quarter but declined in the third quarter amidst concerns about housing, subprime lending and deteriorating credit conditions, which fueled speculation that reduced consumer spending could contribute to further economic deceleration or possibly recession. Pronounced market volatility in the third quarter contributed to quick, steep losses at many leveraged quantitative funds as many funds were forced to unwind positions to satisfy margin calls and redemptions. The unwinding of these positions caused an "unnatural" price movement in many stocks, which was particularly noticeable in August. The magnitude of the Federal Reserve's interest rate cut in September surprised equity markets and helped to buoy investor sentiment and market performance toward the end of the period.

Q. Which market factors influenced the Fund's relative performance?

A. While the above factors negatively impacted the Fund's returns for the period since its inception, the Fund delivered relative performance that outperformed the benchmark during the period. The Fund's relative outperformance was attributed in large part to favorable stock selection in financials and health care.

Q. How did portfolio composition affect Fund performance?

A. While the financial sector was hard-hit by credit concerns during the period, the Fund's underweight exposure and favorable stock selection in that sector bolstered its relative return. Relative outperformance was also supported by strong stock selection in health care and information technology. Conversely, less favorable stock selection in industrials, consumer staples and utilities hurt the Fund's performance on a relative basis.

Despite the negative overall return during the period, a number of securities contributed positively, including Agrium, Owens-Illinois and Hewitt Associates. The greatest contribution to return was made by Agrium Inc., which posted gains due to growing ethanol demand and increased grain prices. The company produces and markets agricultural nutrients, industrial products and specialty fertilizers worldwide, and also supplies retail agricultural products and services in North and South America. Another significant positive contributor was Owens-Illinois, a worldwide manufacturer of glass and plastic packaging products. The company's share price rose due to the completed sale of its plastics business at a price that exceeded expectations. Additionally, the company demonstrated acceleration in the margin recovery of its glass container business. Hewitt Associates, which provides human resources outsourcing and consulting services worldwide, also contributed to performance due to improved sentiment regarding the outlook for its outsourcing segment.

Holdings that detracted from Fund performance included Rite Aid, Manpower and Tesoro. Rite Aid operates a chain of retail drugstores in the U.S. and its stock declined due to financing-related charges associated with the recent acquisition of Eckerd that led to disappointing earnings. The share price of Manpower, which provides employment services in the U.S., Europe, Africa and the Middle East, declined due to an unfavorable reversal in the French tax code that had a material negative impact on earnings and decelerating growth in key European markets. The price of shares in energy company, Tesoro also fell.

Q. What is the investment outlook for the mid-cap value equity market?

A. Thompson, Siegel & Walmsley, LLC ("TS&W"), the Fund's sub-advisor, expects only moderate economic growth over the next twelve months. The sub-advisor believes tighter credit standards may slow the pace of consumer spending. The sub-advisor also believes investment spending by businesses may slow because of the higher cost of credit and because businesses are likely to adopt a more cautious outlook until credit market issues stabilize.

TS&W does not expect this credit contraction to lead to an economic recession, however, it does believe the risks of a recession have risen and that a more modest economic expansion will cause corporate profits to grow at a slower rate.

The sub-advisor is generally comfortable with the Fund's current sector weights versus the benchmark. Any material sector weight changes in the period ahead will be byproducts of TS&W's bottom-up investment approach and reflective of those areas where the firm identifies the most attractive risk/reward opportunities.

Top Ten Holdings as of September 30, 2007	
PartnerRe	2.9%
PerkinElmer	2.2%
Owens-Illinois	2.1%
Oneok	2.1%
Hewitt Associates, Cl A	2.0%
Sara Lee	2.0%
RenaissanceRe Holdings	1.9%
Embarq	1.8%
Safeco	1.8%
DTE Energy	1.7%
As a percentage of Total Fund Investments	20.5%

TS&W Mid-Cap Value Fund

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2007

	Inception Date	Cumulative Inception to Date
Class A with load	06/04/07	(10.37)%
Class A without load	06/04/07	(4.90)%
Class C with load	06/04/07	(6.05)%
Class C without load	06/04/07	(5.10)%
Institutional Class	06/04/07	(4.80)%
Russell Midcap® Value Index	06/04/07	(6.96)%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.69% and 1.40%; 2.60% and 2.15%; and 1.20% and 1.00%, respectively. Expenses for Class A, Class C and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment


$11,000
$10,500
$10,000
$9,500
$9,000
Old Mutual TS&W Mid-Cap Value Fund – Institutional Class
Russell Midcap® Value Index
$9,521
$9,303
6/4/07
9/07

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on June 4, 2007 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2007 — % of Total Fund Investments


Energy (7%)
Materials (9%)
Industrial (15%)
Consumer Discretionary (2%)
Consumer Staples (5%)
Health Care (11%)
Financials (17%)
Information Technology (9%)
Telecommunications Services (2%)
Utilities (8%)
Money Market Fund (15%)

Schedule of Investments

As of September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Common Stock — 84.5%		
Aerospace/Defense — 1.0%		
Rockwell Collins	400	$ 29
Total Aerospace/Defense		29
Aerospace/Defense-Equipment — 1.6%		
Alliant Techsystems*	400	44
Total Aerospace/Defense-Equipment		44
Agricultural Chemicals — 1.4%		
Agrium	700	38
Total Agricultural Chemicals		38
Airlines — 0.8%		
AMR*	1,000	22
Total Airlines		22
Brewery — 1.4%		
Molson Coors Brewing, Cl B	400	40
Total Brewery		40
Chemicals-Diversified — 1.4%		
Celanese, Ser A	1,000	39
Total Chemicals-Diversified		39
Chemicals-Specialty — 1.6%		
Lubrizol	700	46
Total Chemicals-Specialty		46
Coal — 1.0%		
Consol Energy	600	28
Total Coal		28
Containers-Metal/Glass — 3.1%		
Crown Holdings*	1,300	30
Owens-Illinois*	1,400	58
Total Containers-Metal/Glass		88
Diversified Manufacturing Operations — 0.9%		
Textron	400	25
Total Diversified Manufacturing Operations		25
Electric-Integrated — 5.1%		
Centerpoint Energy	3,000	48
DTE Energy	1,000	48
PPL	1,000	46
Total Electric-Integrated		142
Electronic Measuring Instruments — 1.4%		
Agilent Technologies*	1,100	41
Total Electronic Measuring Instruments		41

Description	Shares	Value (000)
Electronic Parts Distribution — 1.2%		
Arrow Electronics*	800	$ 34
Total Electronic Parts Distribution		34
Energy-Alternate Sources — 1.1%		
Covanta Holding*	1,300	32
Total Energy-Alternate Sources		32
Enterprise Software/Services — 3.0%		
BMC Software*	1,500	47
Sybase*	1,600	37
Total Enterprise Software/Services		84
Fiduciary Banks — 1.7%		
Northern Trust	700	46
Total Fiduciary Banks		46
Filtration/Separation Products — 1.3%		
Pall	900	35
Total Filtration/Separation Products		35
Food-Dairy Products — 0.5%		
Dean Foods	500	13
Total Food-Dairy Products		13
Food-Miscellaneous/Diversified — 2.0%		
Sara Lee	3,300	55
Total Food-Miscellaneous/Diversified		55
Forestry — 1.6%		
Plum Creek Timber	1,000	45
Total Forestry		45
Hospital Beds/Equipment — 1.2%		
Kinetic Concepts*	600	34
Total Hospital Beds/Equipment		34
Human Resources — 2.9%		
Hewitt Associates, Cl A*	1,600	56
Manpower	400	26
Total Human Resources		82
Industrial Automation/Robot — 0.7%		
Rockwell Automation	300	21
Total Industrial Automation/Robot		21
Instruments-Scientific — 2.2%		
PerkinElmer	2,100	61
Total Instruments-Scientific		61
Life/Health Insurance — 1.7%		
Cigna	900	48
Total Life/Health Insurance		48

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2007 (UNAUDITED)

Description	Shares	Value (000)
Machine Tools & Related Products — 1.5%		
Kennametal	500	$ 41
Total Machine Tools & Related Products		41
Machinery-Construction & Mining — 0.6%		
Terex*	200	18
Total Machinery-Construction & Mining		18
Medical Labs & Testing Services — 1.4%		
Laboratory Corp of America Holdings*	500	39
Total Medical Labs & Testing Services		39
Medical-Hospitals — 1.2%		
Universal Health Services, Cl B	600	33
Total Medical-Hospitals		33
Medical-Wholesale Drug Distributors — 1.3%		
AmerisourceBergen	800	36
Total Medical-Wholesale Drug Distributors		36
Metal Processors & Fabricators — 0.9%		
Commercial Metals	800	25
Total Metal Processors & Fabricators		25
Multi-Line Insurance — 1.2%		
Cincinnati Financial	800	35
Total Multi-Line Insurance		35
Non-Hazardous Waste Disposal — 0.8%		
Allied Waste Industries*	1,800	23
Total Non-Hazardous Waste Disposal		23
Oil Companies-Exploration & Production — 1.2%		
Newfield Exploration*	700	34
Total Oil Companies-Exploration & Production		34
Oil Companies-Integrated — 1.4%		
Hess	600	40
Total Oil Companies-Integrated		40
Oil Refining & Marketing — 1.0%		
Tesoro	600	28
Total Oil Refining & Marketing		28
Oil-Field Services — 1.2%		
Helix Energy Solutions*	800	34
Total Oil-Field Services		34
Paper & Related Products — 0.9%		
Domtar*	3,200	26
Total Paper & Related Products		26

Description	Shares	Value (000)
Physical Practice Management — 1.6%		
Pediatrix Medical Group*	700	$ 46
Total Physical Practice Management		46
Pipelines — 3.0%		
Oneok	1,200	57
Questar	500	26
Total Pipelines		83
Printing-Commercial — 1.4%		
RR Donnelley & Sons	1,100	40
Total Printing-Commercial		40
Property/Casualty Insurance — 4.5%		
Arch Capital Group*	600	45
Safeco	800	49
WR Berkley	1,100	33
Total Property/Casualty Insurance		127
Real Estate Management/Services — 0.7%		
CB Richard Ellis Group, Cl A*	700	19
Total Real Estate Management/Services		19
Reinsurance — 4.7%		
PartnerRe	1,000	79
RenaissanceRe Holdings	800	52
Total Reinsurance		131
REITs-Office Property — 0.7%		
Boston Properties	200	21
Total REITs-Office Property		21
Retail-Apparel/Shoe — 1.3%		
Men's Wearhouse	700	35
Total Retail-Apparel/Shoe		35
Retail-Drug Store — 1.0%		
Rite Aid*	6,200	29
Total Retail-Drug Store		29
S&L/Thrifts-Western US — 1.7%		
Washington Federal	1,800	47
Total S&L/Thrifts-Western US		47
Telecommunications Services — 3.0%		
Amdocs*	900	33
Embarq	900	50
Total Telecommunications Services		83
Textile-Home Furnishings — 1.2%		
Mohawk Industries*	400	33
Total Textile-Home Furnishings		33

Description	Shares	Value (000)
Transport-Marine — 1.4%		
Overseas Shipholding Group	500	$ 37
Total Transport-Marine		37
Transport-Rail — 1.9%		
Canadian Pacific Railway	400	28
CSX	600	26
Total Transport-Rail		54
Total Common Stock (Cost $2,428)		2,369
Money Market Fund — 14.3%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (D)	401,760	402
Total Money Market Fund (Cost $402)		402
Total Investments — 98.8% (Cost $2,830)		2,771
Other Assets and Liabilities, Net — 1.2%		34
Total Net Assets — 100.0%		$ 2,805

For descriptions of abbreviations and footnotes, please refer to page 122.

The accompanying notes are an integral part of the financial statements.

Old Mutual TS&W Small Cap Value Fund

Management Overview (Unaudited)

Sub-Advisor: Thompson, Siegel & Walmsley, LLC

Performance Highlights

- *For the six-month period ended September 30, 2007, the Class Z shares of the Old Mutual TS&W Small Cap Value Fund rose by 0.72%, outperforming the (4.10%) decline of its benchmark, the Russell 2000® Value Index.*

- *The Fund's relative outperformance was primarily the result of favorable stock selection in materials and producer durables stocks, which were largely unfazed by housing and consumer-related concerns. The Fund also benefited from its lack of exposure to homebuilders.*

- *Fund holdings which contributed most positively were Terra Industries, Schnitzer Steel Industries and Chicago Bridge & Iron. The Fund's most successful stock holding during the period was Terra Industries.*

- *Decliners during the period included Dollar Thrifty Automotive Group (no longer a Fund holding), CEC Entertainment (no longer a Fund holding) and Charming Shoppes. The Fund's largest individual decline came from Dollar Thrifty Automotive Group.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2007, the Class Z shares of the Old Mutual TS&W Small Cap Value Fund (the "Fund") rose by 0.72%, outperforming the (4.10%) decline of its benchmark, the Russell 2000® Value Index (the "Index"). Performance for all share classes can be found on page 102.

Q. What investment environment did the Fund face during the past six months?

A. Small cap stock prices generally rose in the second calendar quarter but fell in the third quarter against a backdrop of investor concerns about declining housing prices, subprime lending and deteriorating credit conditions. Speculation ensued that reduced consumer spending could contribute to further economic deceleration or possibly lead to a recession. The severe market volatility in the third quarter contributed to steep losses at many leveraged quantitative funds. The impact of those funds unwinding their positions to satisfy margin calls and redemptions caused "unnatural" price movement in many stocks, particularly during August. In mid-September, a 50 basis point interest rate cut by the Federal Reserve surprised equity markets, helping to buoy investor sentiment and market performance.

Q. Which market factors influenced the Fund's relative performance?

A. While the above factors negatively impacted small cap stock returns for the six-month period, the Fund delivered a strong relative performance. The Fund's relative outperformance was primarily the result of favorable stock selection in materials and producer durables stocks, which were largely unfazed by housing and consumer-related concerns. The Fund also benefited from its lack of exposure to homebuilders.

Q. How did portfolio composition affect Fund performance?

A. The Fund's overweight sector exposure and favorable stock selection in industrials and materials, and its favorable stock selection in information technology contributed significantly to the Fund's relative outperformance. Conversely, poor stock selection in the consumer discretionary sector and a lack of exposure to telecommunications services, both of which contributed positively to the Index, hurt the Fund's relative results.

Fund holdings which contributed most positively were Terra Industries, Schnitzer Steel Industries and Chicago Bridge & Iron. The Fund's most successful stock holding during the period was Terra Industries. The company produces and markets nitrogen and methanol products for agricultural and industrial markets in the U.S., Canada and the United Kingdom, and posted gains due to growing ethanol demand. Schnitzer Steel Industries engages in recycling ferrous and nonferrous metal and used and recycled auto parts, as well as manufacturing finished steel products in the U.S. and internationally. The company's performance benefited from improved pricing and profitability dynamics in its core scrap operations, as well as favorable trends in its mini-mill business. Holdings in Chicago Bridge & Iron, one of the world's leading engineering, procurement and construction companies specializing in lump-sum turn-key projects for customers that produce, process, store and distribute the world's natural resources, also contributed to returns.

Decliners during the period included Dollar Thrifty Automotive Group (no longer a Fund holding), CEC Entertainment and Charming Shoppes (no longer a Fund holding). The Fund's largest individual decline came from holdings in Dollar Thrifty Automotive Group. The company's brands, Dollar Rent A Car and Thrifty Car Rental, serve value-conscious travelers in approximately 70 countries. Fund holding CEC Entertainment, which operates and franchises Chuck E. Cheese's family restaurants, was hurt by rising cheese costs and a slowdown in same-store sales associated with deteriorating consumer spending at casual dining restaurants. Another holding hurt by the decline in consumer discretionary spending was Charming Shoppes, a leading multi-channel specialty apparel retailer primarily focused on plus-size women's apparel. The company is the parent company of Lane Bryant, Fashion Bug, Catherine's Plus Sizes and Petite Sophisticate, as well as Crosstown Traders, a direct marketer of women's apparel.

Q. What is the investment outlook for the small cap value equity market?

A. Thompson, Siegel & Walmsley, LLC ("TS&W"), the Fund's sub-advisor, maintains a positive outlook for small cap value stocks. However, it believes economic growth may slow in the months ahead, which could cause corporate profits to grow at a more modest pace. In this environment, TS&W views selectivity to be essential to good portfolio performance. In recent months, the firm has increased its investments in areas like health care, where it believes companies are likely to enjoy consistent growth despite overall economic slowing.

TS&W is generally comfortable with the Fund's current sector weights versus the benchmark, but may look to continue to increase exposure in health care, where it finds relative valuations compelling.

Top Ten Holdings
as of September 30, 2007

Terra Industries	2.5%
Chicago Bridge & Iron	2.3%
Comtech Telecommunications	2.1%
Airgas	2.1%
AGCO	2.0%
Philadelphia Consolidated Holding	1.9%
El Paso Electric	1.9%
Micros Systems	1.8%
Kendle International	1.7%
CommScope	1.6%
As a percentage of Total Fund Investments	19.9%

TS&W Small Cap Value Fund

OLD MUTUAL TS&W SMALL CAP VALUE FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class Z*	07/31/00	0.72%	13.21%	15.89%	21.42%	19.02%
Class A with load	07/31/03	(5.18)%	6.42%	13.34%	n/a	18.11%
Class A without load	07/31/03	0.62%	12.93%	15.60%	n/a	19.80%
Class C with load	07/31/03	(0.76)%	11.11%	14.74%	n/a	18.90%
Class C without load	07/31/03	0.24%	12.07%	14.74%	n/a	18.90%
Russell 2000® Value Index	07/31/00	(4.10)%	6.09%	12.51%	18.70%	13.93%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

* Data prior to the Fund's inception on July 25, 2003 includes performance of a predecessor fund whose inception date was July 31, 2000. The predecessor fund was managed by TS&W and had investment goals, strategies and policies that were substantially similar to the Fund. However, the predecessor fund was not registered under the 1940 Act, nor was it subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code, and the Fund's performance prior to July 25, 2003 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A and Class C shares (as reported in the June 4, 2007 prospectus) are 1.45% and 1.30%; 2.17% and 1.55%; 2.79% and 2.30%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on July 31, 2000 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2007 — % of Total Fund Investments



Schedule of Investments

Description	Shares	Value (000)
Common Stock — 98.6%		
Advanced Materials/Products — 1.0%		
Ceradyne*	7,900	$ 598
Total Advanced Materials/Products		598
Aerospace/Defense — 0.9%		
United Industrial	7,400	557
Total Aerospace/Defense		557
Aerospace/Defense-Equipment — 1.3%		
Curtiss-Wright	15,700	746
Total Aerospace/Defense-Equipment		746
Auction House/Art Dealer — 1.4%		
Sotheby's	17,700	846
Total Auction House/Art Dealer		846
Auto/Truck Parts & Equipment-Original — 0.2%		
Tenneco*	3,550	110
Total Auto/Truck Parts & Equipment-Original		110
Building & Construction Products-Miscellaneous — 0.8%		
Drew Industries*	11,000	447
Total Building & Construction Products-Miscellaneous		447
Building Products-Cement/Aggregate — 1.2%		
Texas Industries	8,900	699
Total Building Products-Cement/Aggregate		699
Building-Heavy Construction — 3.2%		
Chicago Bridge & Iron	32,000	1,378
Granite Construction	9,800	519
Total Building-Heavy Construction		1,897
Chemicals-Specialty — 2.5%		
Terra Industries*	47,050	1,471
Total Chemicals-Specialty		1,471
Commercial Banks-Central US — 1.5%		
Sterling Bancshares	38,450	438
Wintrust Financial	10,350	442
Total Commercial Banks-Central US		880
Commercial Banks-Western US — 1.6%		
Sterling Financial	15,800	425
UCBH Holdings	30,400	532
Total Commercial Banks-Western US		957
Commercial Services-Finance — 1.0%		
Deluxe	15,850	584
Total Commercial Services-Finance		584

Description	Shares	Value (000)
Computer Aided Design — 1.3%		
Ansys*	22,700	$ 776
Total Computer Aided Design		776
Computer Services — 1.3%		
Perot Systems, Cl A*	45,350	767
Total Computer Services		767
Computers-Integrated Systems — 3.0%		
Micros Systems*	16,300	1,061
MTS Systems	17,700	736
Total Computers-Integrated Systems		1,797
Computers-Peripheral Equipment — 1.4%		
Electronics for Imaging*	30,100	808
Total Computers-Peripheral Equipment		808
Decision Support Software — 0.9%		
SPSS*	12,800	527
Total Decision Support Software		527
Diversified Manufacturing Operations — 1.1%		
AO Smith	15,250	669
Total Diversified Manufacturing Operations		669
Electric Products-Miscellaneous — 0.5%		
Lamson & Sessions*	11,600	313
Total Electric Products-Miscellaneous		313
Electric-Integrated — 2.8%		
El Paso Electric*	48,100	1,113
Westar Energy	22,200	545
Total Electric-Integrated		1,658
Electronic Security Devices — 1.2%		
American Science & Engineering	11,300	708
Total Electronic Security Devices		708
Enterprise Software/Services — 1.0%		
Sybase*	26,700	618
Total Enterprise Software/Services		618
Entertainment Software — 0.9%		
THQ*	20,500	512
Total Entertainment Software		512
Finance-Consumer Loans — 1.8%		
Asta Funding	17,300	663
World Acceptance*	12,800	423
Total Finance-Consumer Loans		1,086

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2007 (UNAUDITED)

Description	Shares	Value (000)
Food-Retail — 1.3%		
Great Atlantic & Pacific Tea*	26,200	$ 798
Total Food-Retail		798
Gambling (Non-Hotel) — 1.1%		
Isle of Capri Casinos*	33,050	643
Total Gambling (Non-Hotel)		643
Gold Mining — 1.5%		
Royal Gold	26,600	871
Total Gold Mining		871
Industrial Gases — 2.1%		
Airgas	24,200	1,249
Total Industrial Gases		1,249
Insurance Brokers — 1.3%		
Hilb Rogal & Hobbs	17,300	750
Total Insurance Brokers		750
Machinery-Construction & Mining — 1.5%		
Bucyrus International, Cl A	12,600	919
Total Machinery-Construction & Mining		919
Machinery-Farm — 2.0%		
AGCO*	23,400	1,188
Total Machinery-Farm		1,188
Medical Products — 1.1%		
Haemonetics*	12,900	637
Total Medical Products		637
Medical-Generic Drugs — 1.2%		
Alpharma, Cl A	34,500	737
Total Medical-Generic Drugs		737
Medical-Outpatient/Home Medical — 1.4%		
Amedisys*	22,366	859
Total Medical-Outpatient/Home Medical		859
Metal Processors & Fabricators — 2.0%		
Haynes International*	9,900	845
Ladish*	6,550	363
Total Metal Processors & Fabricators		1,208
Motion Pictures & Services — 1.1%		
Lions Gate Entertainment*	65,600	676
Total Motion Pictures & Services		676

Description	Shares	Value (000)
Oil Companies-Exploration & Production — 4.1%		
Berry Petroleum, Cl A	19,700	$ 780
GMX Resources*	18,700	601
Penn Virginia	15,800	695
Unit*	7,400	358
Total Oil Companies-Exploration & Production		2,434
Oil Field Machinery & Equipment — 1.4%		
Gulf Island Fabrication	21,700	833
Total Oil Field Machinery & Equipment		833
Oil-Field Services — 1.2%		
Matrix Service*	33,650	705
Total Oil-Field Services		705
Property/Casualty Insurance — 4.1%		
FPIC Insurance Group*	13,800	594
Philadelphia Consolidated Holding*	28,100	1,162
Selective Insurance Group	31,500	670
Total Property/Casualty Insurance		2,426
Reinsurance — 2.7%		
IPC Holdings	24,700	713
Max Capital Group	31,100	872
Total Reinsurance		1,585
REITs-Diversified — 0.9%		
PS Business Parks	9,300	529
Total REITs-Diversified		529
REITs-Health Care — 1.0%		
Omega Healthcare Investors	38,900	604
Total REITs-Health Care		604
REITs-Hotels — 1.4%		
LaSalle Hotel Properties	19,700	829
Total REITs-Hotels		829
REITs-Office Property — 2.0%		
Corporate Office Properties	13,800	575
Parkway Properties	13,800	609
Total REITs-Office Property		1,184
Rental Auto/Equipment — 1.0%		
Aaron Rents	23,525	525
Mcgrath Rentcorp	2,750	91
Total Rental Auto/Equipment		616
Research & Development — 1.7%		
Kendle International*	24,200	1,005
Total Research & Development		1,005

Description	Shares	Value (000)
Respiratory Products — 1.4%		
Respironics*	17,300	$ 831
Total Respiratory Products		831
Retail-Apparel/Shoe — 1.2%		
Children's Place Retail Stores*	9,500	231
JOS A Bank Clothiers*	15,125	505
Total Retail-Apparel/Shoe		736
Retail-Convenience Store — 1.4%		
Casey's General Stores	29,050	805
Total Retail-Convenience Store		805
Retail-Discount — 0.8%		
Fred's, Cl A	46,300	487
Total Retail-Discount		487
Retail-Drug Store — 1.0%		
Longs Drug Stores	12,400	616
Total Retail-Drug Store		616
Retail-Pawn Shops — 1.7%		
Cash America International	14,300	538
Ezcorp, Cl A*	35,400	476
Total Retail-Pawn Shops		1,014
Retail-Petroleum Products — 1.3%		
World Fuel Services	19,700	804
Total Retail-Petroleum Products		804
Retail-Restaurants — 2.0%		
CEC Entertainment*	22,200	597
Jack in the Box*	8,900	577
Total Retail-Restaurants		1,174
S&L/Thrifts-Eastern US — 0.4%		
WSFS Financial	4,200	262
Total S&L/Thrifts-Eastern US		262
S&L/Thrifts-Southern US — 0.7%		
BankUnited Financial, Cl A	26,600	413
Total S&L/Thrifts-Southern US		413
Steel-Producers — 1.6%		
Schnitzer Steel Industries, Cl A	12,900	945
Total Steel-Producers		945

Description	Shares	Value (000)
Telecommunications Equipment — 3.7%		
CommScope*	19,200	$ 965
Comtech Telecommunications*	23,450	1,254
Total Telecommunications Equipment		2,219
Toys — 1.0%		
Marvel Entertainment*	24,700	579
Total Toys		579
Transactional Software — 1.0%		
ACI Worldwide*	26,200	586
Total Transactional Software		586
Transport-Equipment & Leasing — 1.4%		
GATX	19,300	825
Total Transport-Equipment & Leasing		825
Transport-Marine — 1.5%		
Kirby*	19,700	870
Total Transport-Marine		870
Transport-Services — 1.4%		
Bristow Group*	19,700	861
Total Transport-Services		861
Transport-Truck — 0.7%		
Celadon Group*	37,725	444
Total Transport-Truck		444
Veterinary Diagnostics — 1.5%		
VCA Antech*	21,700	906
Total Veterinary Diagnostics		906
Total Common Stock (Cost $40,607)		58,693
Investment Company — 1.1%		
Index Fund-Small Cap — 1.1%		
iShares Russell 2000 Value Index Fund	8,900	683
Total Investment Company (Cost $605)		683
Money Market Fund — 0.9%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (D)	516,733	517
Total Money Market Fund (Cost $517)		517
Total Investments — 100.6% (Cost $41,729)		59,893
Other Assets and Liabilities, Net — (0.6%)		(361)
Total Net Assets — 100.0%		$ 59,532

For descriptions of abbreviations and footnotes, please refer to page 122.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL CASH RESERVES FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Wellington Management Company, LLP

Performance Highlights

- *The Old Mutual Cash Reserves Fund's Class Z shares returned 2.33% for the six-month period ended September 30, 2007, slightly outperforming the 2.26% return of its benchmark, the Lipper Money Market Funds Average.*

- *The Fund's investments were focused primarily in high-quality commercial paper within 90 days of maturity.*

- *The Fund's holdings in high-quality commercial paper, agency securities and corporate issues (both fixed and floating rate) contributed to performance for the period.*

- *Wellington believes the Federal Reserve will continue to ease monetary policy consistent with Treasury market valuations. With this backdrop, the Fund will maintain a neutral maturity posture*

Q. How did the Fund perform relative to its benchmark?

A. The Old Mutual Cash Reserves Fund's (the "Fund") Class Z shares returned 2.33% for the six-month period ended September 30, 2007, slightly outperforming the 2.26% return of its benchmark, the Lipper Money Market Funds Average. Performance for all share classes can be found on page 107.

Q. What investment environment did the Fund face during the past year?

A. During the six-month period, market sentiment moved away from the expectation that the Federal Reserve (the "Fed") would leave short-term interest rates unchanged. During the third quarter, fixed income markets were dominated by reports of hedge funds, mortgage originators and financial intermediaries realizing losses related to subprime mortgage exposure. This led to a dramatic shift in risk sentiment and a flight-to-quality rally within the fixed income markets. In response to the tightening credit conditions, the Fed cut the Federal Funds target rate by 50 basis points to 4.75% and the Discount Rate (the interest rate charged by the Fed on loans to its member banks) by a total of 100 basis points.

Short bond yields declined dramatically during the period. The two-year Treasury note declined 58 basis points from 4.58% to 4.00%. Six-month and one-year London Interbank Offered Rates ("LIBOR") both declined during the period but were highly volatile due to concerns related to the banking system. Six-month LIBOR declined 20 basis points from 5.33% to 5.13% and one-year LIBOR fell 32 basis points from 5.22% to 4.90%.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund's investments were focused primarily in high-quality commercial paper within 90 days of maturity. Additionally, Wellington Management Company, LLP ("Wellington") looked to selectively purchase longer maturity investments that offered value. With liquidity and credit issues impacting the markets, Wellington also increased the Fund's exposure to very liquid government issues.

Q. How did portfolio composition affect Fund performance?

A. The Fund's holdings in high-quality commercial paper, agency securities and corporate issues (both fixed and floating rate) contributed to performance for the period.

Q. What is the investment outlook for the short-term fixed-income market?

A. Wellington notes that a slowdown in the U.S. economy is underway and believes the Fed will continue to ease monetary policy consistent with Treasury market valuations. With this backdrop, the Fund will maintain a neutral maturity posture. Wellington will look to opportunistically add longer maturity securities to the Fund.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	04/04/95	2.33%	4.69%	3.52%	2.28%	3.26%	3.62%
Class A	06/04/07	n/a	n/a	n/a	n/a	n/a	1.32%†
Class C with load	06/04/07	n/a	n/a	n/a	n/a	n/a	0.17%†
Class C without load	06/04/07	n/a	n/a	n/a	n/a	n/a	1.17%†
Class R	06/04/07	n/a	n/a	n/a	n/a	n/a	1.30%†
Institutional Class	06/04/07	n/a	n/a	n/a	n/a	n/a	1.46%†
Lipper Money Market Funds Average	03/31/95	2.26%	4.56%	3.41%	2.24%	3.19%	3.62%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-2.

† Cumulative return since inception.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 0.94% and 0.73%; 1.13% and 0.98%; 1.88% and 1.73%; 1.38% and 1.23%; and 0.78% and 0.73%, respectively. Expenses for Class A, Class C, Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Sector Weightings as of September 30, 2007 — % of Total Fund Investments



OLD MUTUAL CASH RESERVES FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2007 (UNAUDITED)

Description	Face Amount (000)	Value (000)
Certificates of Deposit — 17.9%		
Bank of Ireland		
5.305%, 11/09/07	$ 500	$ 500
Barclays Bank		
5.480%, 11/28/07	1,000	1,000
BNP Paribas		
5.310%, 10/10/07	600	600
Calyon New York (F)		
4.870%, 02/19/08	500	500
Citibank		
5.350%, 11/08/07	1,000	1,000
CS First Boston		
5.370%, 06/04/08	300	300
5.320%, 05/27/08	500	500
Deutsche Bank		
5.310%, 10/10/07	300	300
HBOS Treasury Services		
5.310%, 10/16/07	300	300
Societe General		
5.285%, 10/23/07	350	350
UBS New York		
5.440%, 03/10/08	1,000	1,000
Total Certificates of Deposit (Cost $6,350)		6,350
Commercial Paper (E)— 37.7%		
Apreco		
5.127%, 11/05/07	500	497
Astrazeneca		
5.441%, 10/09/07	1,000	999
Banc Of America		
5.348%, 03/03/08	400	391
Bank Of America		
5.311%, 10/05/07	350	350
Bank of Ireland		
5.309%, 10/12/07	300	300
Cafco		
5.122%, 10/24/07	600	598
Cargill		
5.677%, 10/05/07	1,000	999
Coca-cola		
4.755%, 11/19/07	1,000	994
Fortis Banque Lux		
5.305%, 11/09/07	425	423
General Electric		
5.312%, 11/29/07	1,000	991
International Lease Financial		
4.788%, 11/08/07	1,000	995
Northern Rock		
5.351%, 10/31/07	1,000	996
Procter & Gamble		
5.043%, 11/13/07	1,000	994
Prudential Funding		
5.063%, 12/12/07	1,000	990

Description	Face Amount (000)	Value (000)
Commercial Paper (E) — continued		
Ranger Funding		
5.176%, 11/01/07	$ 600	$ 597
Societe Generale		
5.310%, 11/09/07	500	497
Southern		
5.120%, 10/10/07	750	749
Total Capital		
4.862%, 10/12/07	1,000	998
Total Commercial Paper (Cost $13,358)		13,358
Corporate Bonds — 4.0%		
American Express Centurian (F)		
5.614%, 10/18/07	500	500
5.614%, 01/18/08	250	250
Bank of America (F)		
5.450%, 02/22/08	350	350
National City (F)		
5.783%, 03/13/08	325	325
Total Corporate Bonds (Cost $1,425)		1,425
Mortgage Related — 1.5%		
Permanent Master Issuer (F)		
5.733%, 10/15/07	345	345
5.733%, 01/15/08	185	185
Total Mortgage Related (Cost $530)		530
U.S. Government Bonds — 7.4%		
FHLMC		
4.950%, 02/06/08	400	393
4.845%, 02/19/08	1,250	1,227
FNMA(E)		
4.950%, 02/06/08	1,000	983
Total U.S. Government Bonds (Cost $2,603)		2,603
Repurchase Agreements — 30.8%		
Deutsche Bank		
5.100%, dated 09/28/07, to be repurchased on 10/01/07, repurchase price $8,403,570 (collateralized by various U.S. Government obligations, ranging in par value from $3,084,124 - $5,904,790, 5.500% - 6.500%, 10/01/36 – 08/01/37, total market value $8,568,000) (I)	8,400	8,400

Description	Face Amount (000)	Value (000)
Repurchase Agreements — continued		
UBS Bank		
5.100%, dated 09/28/07, to be repurchased on 10/01/07, repurchase price $2,501,023 (collateralized by a U.S. Government obligation, par value $1,910,000, 8.125%, 08/15/21, total market value $2,555,570) (I)	$2,500	$ 2,500
Total Repurchase Agreements (Cost $10,900)		10,900
Total Investments — 99.3% (Cost $35,166)		35,166
Other Assets and Liabilities, Net — 0.7%		261
Total Net Assets — 100.0%		$ 35,427

For descriptions of abbreviations and footnotes, please refer to page 122.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Dwight Asset Management Company

Performance Highlights

• *The Old Mutual Dwight Intermediate Term Fixed Income Fund's Class Z shares posted a 1.23% return for the six-month period ended September 30, 2007, trailing the 2.40% gain of its benchmark, the Lehman Intermediate U.S. Aggregate Index.*

• *The flight to quality made U.S. Treasuries the best performing fixed income sector over the six-month period, however the Fund was overweight the non-Treasury sectors on a relative basis.*

Q. How did the Fund perform relative to its benchmark?

A. The Old Mutual Dwight Intermediate Fixed Income Fund's (the "Fund") Class Z shares posted a 1.23% return for the six-month period ended September 30, 2007, trailing the 2.40% gain of its benchmark, the Lehman Intermediate U.S. Aggregate Index. Performance for all share classes can be found on page 112.

Q. What investment environment did the Fund face during the past six months?

A. For several quarters, delinquency and foreclosure rates on subprime mortgages (residential mortgages issued to borrowers with lower credit scores) have been rising. The rising delinquency and foreclosure rates have caused concern among investors who hold securities backed by subprime mortgages. During the six-month period, reports that several banks and hedge funds had to write down the value of some of these securities further spooked already nervous investors, causing credit spreads to widen and igniting a stock market sell-off. The Dow Jones Industrial Average Index (the "DJIA") fell sharply after hitting a record high in July. A flight to quality ensued and investors flocked to U.S. Treasuries, viewed as a safe haven in volatile markets, causing yields across the Treasury curve to fall. The short end of the curve experienced the steepest declines, as demand for short-term high quality investments pushed prices higher. The yield on the three-month Treasury fell 140 basis points from late July to mid-August while the yield on the two-year Treasury fell 115 basis points during the third quarter. The yield curve steepened as longer duration Treasury yields declined less than shorter duration yields.

As investors reassessed risk, credit spreads widened and liquidity was harder to find. Financing for leveraged buyout deals dried up and banks restricted lines of credit. By mid-August the market was in the midst of a mini credit crunch. On August 17th the Federal Reserve (the "Fed") cut the Discount Rate by 50 basis points in an effort to prevent tighter credit conditions from significantly impacting future economic growth. At the Fed's mid-September meeting, it cut the Discount Rate by another 50 basis points to 5.25% and also cut the Federal Funds rate by 50 basis points to 4.75% (the first Federal Funds rate cut since June 2003). The interest rate cuts improved the tone of the fixed income markets and helped to fuel a rally in the equity markets that pushed the DJIA to a new record high in early October.

Q. Which market factors influenced the Fund's relative performance?

A. As investors became more risk averse and demanded higher yields to purchase non-Treasury securities such as corporate bonds, asset-backed securities, residential mortgage-backed securities and commercial mortgage-backed securities, the spread to Treasuries at which those securities trade widened. From late July until early September, just prior to the Fed rate cuts, the spread of the Lehman Credit Index increased by 59 basis points. Lower quality bonds were most impacted by the change in market sentiment. The spread to Treasury of below investment grade bonds increased approximately 200 basis points. Wider spreads on the non-Treasury securities held by the Fund dampened performance during the period. Fortunately, the price appreciation realized in the financial markets' flight to quality more than offset the impact on bonds of widening spreads during the period.

The flight to quality made U.S. Treasuries the best performing fixed income sector over the six-month period, however the Fund was overweight in non-Treasury sectors on a relative basis. Historically, the higher yield non-Treasury sectors contributed positively to Fund performance. However, with the price appreciation of U.S. Treasuries during the semi-annual period, the Fund's overweight to asset-backed securities and residential and commercial mortgage-backed securities detracted from relative performance.

Q. How did portfolio composition affect Fund performance?

A. Although all major fixed income sectors in the benchmark Index provided positive absolute returns for the six-month period, they each underperformed comparable duration U.S. Treasuries. Corporate bonds were the worst performing sector relative to Treasuries for the period. The midsummer credit crunch had the largest impact on the finance sector, with companies involved in mortgage origination hit hardest. Dwight Asset Management Company ("Dwight"), the Fund's sub-advisor, has believed for some time that the corporate sector was overvalued and, as a result, the Fund has been underweight in corporates relative to the benchmark since the beginning of the year, which contributed positively to performance during the period.

The performance of both asset-backed securities and commercial mortgage-backed securities was impacted by investor credit concerns and the lack of liquidity during August and early September. While the Fund's high quality bias in these sectors helped insulate the Fund from the significant spread widening in the lower rated securities, even the portfolio's AAA rated bonds underperformed comparable duration Treasuries during the third quarter. As a result, the overweight allocation to these two sectors detracted from performance during the period. As market conditions stabilized and liquidity improved during the latter half of September, spreads on these securities began to narrow. The sub-advisor believes these sectors offer the best relative value and expects to maintain its overweight positions.

Residential mortgage-backed securities backed by the credit of U.S. government agencies Fannie Mae and Freddie Mac were not immune to investor credit concerns. The general risk aversion of investors, coupled with an influx of new issuances in the agency mortgage market, caused spreads to widen. The Fund began the period with a neutral allocation to the sector. However, as spreads widened on agency mortgage-backed securities, with limited credit risk, the sub-advisor took the opportunity to add to the Fund's position in this sector. Dwight believes over time the agency residential mortgage-backed securities spreads will narrow and contribute positively to the performance of the fund.

Q. What is the investment outlook for the fixed income market?

A. In Dwight's view, the Fed's rate cuts significantly improved the tone of financial markets. Liquidity in the bond market has improved significantly from mid-August and new debt issuance is picking up again.

According to Dwight, the biggest risk to the health of the economy and financial markets continues to be housing. The sub-advisor notes that the rate of both new and existing home sales continues to fall, inventories continue to rise and home prices are declining across the country, but a strong labor market and rising incomes have helped offset the impact on the economy of the weakening housing market. However, the unemployment rate edged up to 4.7% during the third quarter and new job creation has slowed during the year. If those trends continue, Dwight expects economic growth to slow even further and expects the weakness in the housing market to impact consumer spending. To help ward off a recession, Dwight anticipates that the Fed will cut interest rates another 50 to 75 basis points in the coming months.

Top Ten Holdings as of September 30, 2007

FNMA TBA, 5.000%, 11/01/37	7.9%
FGLMC TBA, 5.500%, 11/01/37	5.3%
FNMA TBA, 5.500%, 11/01/37	5.1%
FNMA TBA, 5.500%, 11/01/37	3.6%
U.S. Treasury Notes, 4.750%, 08/15/17	3.6%
FNMA, 5.500%, 11/01/37	1.6%
FNMA, 5.500%, 11/01/37	1.6%
Terwin Mortgage Trust CMO, Ser 2005-14HE, Cl AF2	1.6%
JP Morgan Chase Commercial Mortgage CMBS, Ser 2001-CIB2, Cl D	1.5%
Long Beach Mortgage Loan Trust, Ser 2006-WL3, Cl 2A2	1.4%
As a percentage of Total Fund Investments	33.2%

OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized Inception to Date
Class Z	07/31/03	1.23%	3.89%	3.65%	4.75%
Class A with load	07/31/03	(3.66)%	(1.24)%	1.74%	3.29%
Class A without load	07/31/03	1.11%	3.67%	3.41%	4.51%
Class C with load	07/31/03	(0.27)%	1.88%	2.62%	3.71%
Class C without load	07/31/03	0.72%	2.87%	2.62%	3.71%
Class R	12/20/06[1]	1.14%	n/a	n/a	2.29%[†]
Institutional Class	12/20/06[1]	1.48%	n/a	n/a	2.86%[†]
Lehman Intermediate U.S. Aggregate Index	07/31/03	2.40%	5.32%	3.79%	4.19%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Class A shares have a current maximum up-front sales charge of 4.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.60% and 0.85%; 3.68% and 1.10%; 7.98% and 1.85%; 1.97% and 1.35%; and 0.84% and 0.60%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of July 31, 2003 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2007 — % of Total Fund Investments



Schedule of Investments

As of September 30, 2007 (Unaudited)

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — 37.9%		
FGLMC		
5.500%, 08/01/37	$ 150	$ 147
FGLMC TBA		
5.500%, 11/01/37	580	568
FNMA		
6.000%, 10/01/37	170	169
5.990%, 10/01/36	70	69
5.879%, 09/01/37	125	126
5.500%, 03/01/37	173	169
FNMA TBA		
6.500%, 11/15/37	90	91
5.500%, 11/01/37	560	548
5.000%, 11/01/22	400	392
5.000%, 11/01/37	895	854
Total U.S. Government Agency Obligations (Cost $3,142)		3,133
Asset-Backed Securities — 21.0%		
Auto & Transportation — 0.5%		
Harley-Davidson Motorcycle Trust, Ser 2003-1, Cl A2 (G)		
2.630%, 11/15/10	19	19
Harley-Davidson Motorcycle Trust, Ser 2003-3, Cl B (G)		
2.280%, 05/15/11	11	11
WFS Financial Owner Trust, Ser 2005-2, Cl A3 (G)		
4.170%, 12/17/09	12	12
Total Auto & Transportation		42
Equipment — 0.8%		
Aircraft Certificate Owner Trust, Ser 2003-1A, Cl D, 144A		
6.455%, 09/20/22	63	64
Total Equipment		64
Home Equity Loans — 16.4%		
CIT Group Home Equity Loan Trust, Ser 2002-1, Cl AF5 (F) (G)		
6.710%, 02/25/33	6	6
Citigroup Mortgage Loan Trust, Ser 2006-WF2, Cl A2C (F) (G)		
5.852%, 05/25/36	70	71
Countrywide Asset-Backed Certificates, Ser 2003-2, Cl M2 (F) (G)		
6.779%, 03/26/33	18	16
Countrywide Asset-Backed Certificates, Ser 2003-5, Cl MF2 (F)		
5.959%, 11/25/33	55	51

Description	Face Amount (000)	Value (000)
Home Equity Loans — continued		
Countrywide Asset-Backed Certificates, Ser 2005-7, Cl AF6 (F)		
4.693%, 11/25/35	$ 38	$ 36
Equivantage Home Equity Loan Trust, Ser 1996-3, Cl A3 (G)		
7.700%, 09/25/27	10	10
Fannie Mae Whole Loan, Ser 2002-W11, Cl AF5 (F)		
4.978%, 11/25/32	18	18
Household Home Equity Loan Trust, Ser 2006-2, Cl A1 (F) (G)		
5.903%, 03/20/36	105	103
Indymac Home Equity Loan, Ser 2001-A, Cl AF6 (F) (G)		
6.537%, 11/25/30	4	4
IXIS Real Estate Capital Trust, Ser 2006-HE2, Cl A1 (F) (G)		
5.191%, 08/25/36	16	16
JP Morgan Mortgage Acquisition, Ser 2006-FRE2, Cl A3 (F) (G)		
5.311%, 02/25/36	136	134
JP Morgan Mortgage Acquisition, Ser 2006-CW1, Cl A2 (F) (G)		
5.171%, 05/25/36	27	27
Long Beach Mortgage Loan Trust, Ser 2006-WL3, Cl 2A2 (F) (G)		
5.281%, 01/25/36	155	154
People's Financial Realty Mortgage Securities Trust, Ser 2006-1, Cl 1A1 (F) (G)		
5.201%, 09/25/36	81	80
RAAC, Ser 2006-SP2, Cl A1 (F) (G)		
5.201%, 02/25/36	31	31
Renaissance Home Equity Loan Trust, Ser 2007-3, Cl AF2 (F)		
6.998%, 09/25/37	145	146
Renaissance Home Equity Loan Trust, Ser 2007-1, Cl AF2 (F)		
5.512%, 04/25/37	65	64
Residential Asset Securities, Ser 2001-KS2, Cl AI5 (F) (G)		
7.014%, 06/25/31	31	31
Residential Asset Securities, Ser 2001-KS3, Cl AI6 (F) (G)		
5.960%, 09/25/31	30	30
Securitized Asset Backed Receivables, Ser 2006-NC1, Cl A1 (F) (G)		
5.191%, 03/25/36	16	16
Soundview Home Equity Loan Trust, Ser 2006-OPT3, Cl 2A2 (F) (G)		
5.241%, 06/25/36	75	74
Structured Asset Investment Loan, Ser 2003-BC3, Cl M2 (F) (G)		
8.056%, 04/25/33	2	1

OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND — continued

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2007 (UNAUDITED)

Description	Face Amount (000)	Value (000)
Home Equity Loans — continued		
Terwin Mortgage Trust, Ser 2005-14HE, Cl AF2 (F) (G) 4.849%, 08/25/36	$ 170	$ 168
Wells Fargo Home Equity Trust, Ser 2004-2, Cl AI3 (F) (G) 3.970%, 05/25/34	75	73
Total Home Equity Loans		1,360
Infrastructure — 0.8%		
PP&L Transition Bond, Ser 1999-1, Cl A8 (G) 7.150%, 06/25/09	21	21
TXU Electric Delivery Transition Bond, Ser 2004-1, Cl A2 4.810%, 11/17/14	50	49
Total Infrastructure		70
Other — 2.5%		
Oil And Gas Royalty Trust, Ser 2005-1A, Cl A, 144A 5.090%, 07/28/12	97	96
Peco Energy Transition Trust, Ser 2001-A, Cl A1 6.520%, 12/31/10	105	111
Total Other		207
Total Asset-Backed Securities (Cost $1,753)		1,743
Mortgage Related — 36.6%		
Adjustable Rate Mortgage Trust CMO, Ser 2004-4, Cl 3A1 (F) 6.114%, 03/25/35	23	23
Banc of America Commercial Mortgage CMBS, Ser 2000-1, Cl A1A (G) 7.109%, 11/15/31	11	11
Banc of America Commercial Mortgage CMBS, Ser 2001-PB1, Cl A2 (G) 5.787%, 05/11/35	48	49
Banc Of America Funding CMO, Ser 2006-J, Cl 2A1 (F) 5.890%, 01/20/47	94	95
Banc Of America Funding CMO, Ser 2007-7, Cl 3A11 (F) 6.816%, 09/25/37	100	98
Banc Of America Funding CMO, Ser 2007-7, Cl 3A3 (F) 6.816%, 09/25/37	80	80
Bear Stearns Commercial Mortgage Securities CMBS, Ser 2007-PW16, Cl A4 (F) (G) 5.902%, 06/11/40	125	126
Bear Stearns Commercial Mortgage Securities CMBS, Ser 1999-WF2, Cl A2 (G) 7.080%, 07/15/31	74	76

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Bear Stearns Commercial Mortgage Securities CMBS, Ser 2004-PWR5, Cl A1 3.762%, 07/11/42	$ 20	$ 19
Commercial Mortgage Pass-Through Certificates CMBS, Ser 1999-1, Cl A2 6.455%, 05/15/32	59	59
Commercial Mortgage Pass-Through Certificates CMBS, Ser 2004-LB4A, Cl A1 (G) 3.566%, 10/15/37	3	3
Countrywide Home Loans CMO, Ser 2004-HYB6, Cl A2 (F) (G) 4.561%, 11/20/34	70	69
Crusade Global Trust CMO, Ser 2003-2, Cl A (F) (G) 5.836%, 09/18/34	63	63
DLJ Commercial Mortgage CMBS, Ser 2000-CF1, Cl A4 (F) (G) 8.020%, 06/10/33	50	54
Fannie Mae Agency CMO, Ser 2006-5, Cl 2A2 (F) (G) 5.271%, 02/25/35	95	95
FHLMC Multifamily Structured Pass-Through Certificates CMBS, Ser K001, Cl A3 (F) (G) 7.097%, 01/25/12	54	55
First Union National Bank Commercial Mortgage CMBS, Ser 2000-C2, Cl A1 (G) 6.940%, 10/15/32	2	2
GE Capital Commercial Mortgage CMBS, Ser 2004-C3, Cl A1 3.752%, 07/10/39	38	38
GS Mortgage Securities CMBS, Ser 1998-C1, Cl B (F) (G) 6.970%, 10/18/30	75	76
GSR Mortgage Loan Trust CMO, Ser 2005-AR3, Cl 4A1 (F) 4.862%, 05/25/35	79	80
GSR Mortgage Loan Trust CMO, Ser 2005-AR4, Cl 5A1 (F) 5.400%, 07/25/35	24	24
JP Morgan Chase Commercial Mortgage CMBS, Ser 2001- CIB2, Cl D (F) (G) 6.847%, 04/15/35	150	159
JP Morgan Chase Commercial Mortgage CMBS, Ser 2004-CB9, Cl A1 (F) (G) 3.475%, 06/12/41	46	46
JP Morgan Chase Commercial Mortgage CMBS, Ser 2005-CB13, Cl A1 (G) 3.635%, 01/12/43	28	28

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
JP Morgan Commercial Mortgage Finance CMBS, Ser 1998-C6, Cl B (G) 6.735%, 01/15/30	$ 28	$ 28
LB Commercial Conduit Mortgage Trust CMBS, Ser 1999-C1,Cl A2 (G) 6.780%, 06/15/31	72	73
LB-UBS Commercial Mortgage Trust CMBS, Ser 2001-C2, Cl A2 (G) 6.653%, 11/15/27	80	84
LB-UBS Commercial Mortgage Trust CMBS, Ser 2002-C7, Cl A2 (G) 3.899%, 12/15/26	131	131
Luminent Mortgage Trust CMO, Ser 2006-6, Cl A1 (F) (G) 5.331%, 10/25/46	71	70
Merrill Lynch Mortgage Trust CMBS, Ser 2004-BPC1, Cl AJ (F) 4.922%, 10/12/41	100	94
Merrill Lynch/Countrywide Commercial Mortgage Trust CMBS, Ser 2006-4, Cl A1 (F) (G) 3.642%, 12/12/49	71	69
MLCC Mortgage Investors CMO, Ser 2005-A, Cl A1 (F) (G) 5.361%, 03/25/30	24	24
Morgan Stanley Capital CMBS, Ser 1998-HF1, Cl C (F) (G) 6.750%, 03/15/30	125	125
Morgan Stanley Capital CMBS, Ser 2005-HQ7, Cl A1 (G) 3.864%, 11/14/42	25	25
Morgan Stanley Dean Witter Capital CMBS, Ser 2001-TOP5, Cl A4 6.390%, 10/15/35	83	87
Morgan Stanley Dean Witter Capital CMBS, Ser 2002-HQ, Cl A3 (G) 6.510%, 04/15/34	60	63
Mortgage Capital Funding CMBS, Ser 1998-MC1, Cl C (F) (G) 6.947%, 03/18/30	100	100
Nationslink Funding CMBS, Ser 1999-1, Cl A2 (G) 6.316%, 01/20/31	79	80
Permanent Financing CMO, Ser 6, Cl 2A (F) (G) 5.814%, 12/10/11	29	29
PNC Mortgage Acceptance CMBS, Ser 2001-C1, Cl A2 (G) 6.360%, 03/12/34	125	130

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Wachovia Bank Commercial Mortgage Trust CMBS, Ser 2005-C20, Cl AMFX (F) (G) 5.179%, 07/15/42	$ 80	$ 78
WAMU Mortgage Pass-Through Certificates CMO, Ser 2005-AR2, Cl 2A22 (F) (G) 5.351%, 01/25/45	2	2
WAMU Mortgage Pass-Through Certificates CMO, Ser 2006-AR10 Cl 1A1 (F) (G) 5.945%, 09/25/36	84	84
Wells Fargo Mortgage Backed Securities CMO, Ser 2004-Z, Cl 2A1 (F) 4.574%, 12/25/34	51	50
Wells Fargo Mortgage Backed Securities CMO, Ser 2005-AR10, Cl 2A2 (F) 4.111%, 06/25/35	50	50
Wells Fargo Mortgage Backed Securities CMO, Ser 2006-AR10, Cl 5A5 (F) 5.598%, 07/25/36	125	124
Total Mortgage Related (Cost $3,040)		3,028
Corporate Bonds — 13.0%		
American Airlines 7.250%, 02/05/09	150	150
Banco Mercantil Del Nort, 144A (F) 6.135%, 10/13/16	60	60
Berkley 5.600%, 05/15/15	50	49
Brasil Telecom 9.375%, 02/18/14	80	87
CBG Florida REIT, 144A (F) 7.279%, 02/15/49	60	58
DP World Sukuk, 144A 6.250%, 07/02/17	60	60
Embarq 7.082%, 06/01/16	60	62
France Telecom 7.750%, 03/01/11	50	54
Ikon Office Solutions 7.750%, 09/15/15	24	24
Istar Financial 5.650%, 09/15/11	75	71
Landry's Restaurants, Ser B 7.500%, 12/15/14	25	25
Nextel Communications, Ser D 7.375%, 08/01/15	60	61
Norbord Delaware, 144A 6.700%, 02/15/17	85	77

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2007 (UNAUDITED)

Description	Face Amount (000)/Shares	Value (000)
Corporate Bonds — continued		
Tengizchevroil Financial, 144A 6.124%, 11/15/14	$ 50	$ 49
Time Warner Cable, 144A 5.400%, 07/02/12	60	59
Valassis Communication 8.250%, 03/01/15	20	18
Vale Overseas 6.250%, 01/23/17	55	55
Xstrata Finance Canada, 144A 5.500%, 11/16/11	55	55
Total Corporate Bonds (Cost $1,079)		**1,074**
U.S. Treasury Obligations — 6.1%		
U.S. Treasury Bill (B) (C) 3.963%, 12/13/07	10	9
U.S. Treasury Bond 4.500%, 02/15/36	114	108
U.S. Treasury Note 4.750%, 08/15/17	379	385
Total U.S. Treasury Obligations (Cost $499)		**502**
Money Market Fund — 15.3%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (D) (G)	1,263,584	1,264
Total Money Market Fund (Cost $1,264)		**1,264**
Total Investments — 129.9% (Cost $10,777)		**10,744**
Other Assets and Liabilities, Net — (29.9)%		**(2,475)**
Total Net Assets — 100.0%		**$ 8,269**

The Fund had the following futures contracts open as of September 30, 2007:

Contract Description	Number of Contracts	Contract Value (000)	Expiration	Unrealized Appreciation (Depreciation) (000)
5 Year U.S. Treasury Note — Long	15	$ 1,605	December 2007	$ 18
2 Year U.S. Treasury Note — Short	(4)	(828)	December 2007	(2)
10 Year U.S. Treasury Note — Short	(5)	(546)	December 2007	1
U.S. Long Bond — Short	(1)	(111)	December 2007	—
				$ 17

For descriptions of abbreviations and footnotes, please refer to page 122.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Dwight Asset Management Company

Q. How did the Fund perform relative to its benchmark?

A. The Old Mutual Dwight Short Term Fixed Income Fund's (the "Fund") Class Z shares posted a 2.52% return for the six-month period ended September 30, 2007. The Fund slightly trailed its benchmark, the Merrill Lynch 1-3 Year U.S. Treasuries Index, which gained 3.39%. Performance for all share classes can be found on page 119.

Q. What investment environment did the Fund face during the past six months?

A. For several quarters, delinquency and foreclosure rates on subprime mortgages (residential mortgages issued to borrowers with lower credit scores) have been rising. The rising delinquency and foreclosure rates have caused concern among investors who hold securities backed by subprime mortgages. During the second and third quarters, reports that several banks and hedge funds had to write down the value of some of these securities further spooked already nervous investors, causing credit spreads to widen and igniting a stock market sell-off. The Dow Jones Industrial Average Index (the "DJIA") fell sharply after hitting a record high in July. A flight to quality ensued and investors flocked to U.S. Treasuries, viewed as a safe haven in volatile markets, causing yields across the Treasury curve to fall. The short end of the curve experienced the steepest declines, as demand for short term high quality investments pushed prices higher. The yield on the three-month Treasury fell 140 basis points from late July to mid-August while the yield on the two year Treasury fell 115 basis points during the third quarter. The yield curve steepened as longer duration Treasury yields declined less than shorter duration yields.

As investors reassessed risk, credit spreads widened and liquidity was harder to come by. Financing for leveraged buyout deals dried up and banks restricted lines of credit. By mid-August the market was in the midst of a mini credit crunch. On August 17th, the Federal Reserve (the "Fed") stepped in, dropping the Discount Rate by 50 basis points, in an effort to prevent tighter credit conditions from significantly impacting future economic growth. At the Fed's regular meeting on September 18th, it cut the Discount Rate another 50 basis points to 5.25% and also cut the Federal Funds rate 50 basis points to 4.75% (the first Federal Funds rate cut since June 2003). The Fed rate cuts appear to have improved the tone of the fixed income markets and helped to fuel a rally in the equity markets that pushed the DJIA to a new record high in early October.

Q. Which market factors influenced the Fund's relative performance?

A. As investors became more risk averse and demanded higher yields to purchase non-Treasury securities such as corporate bonds, asset-backed securities, residential mortgage-backed securities and commercial mortgage-backed securities, the spread to Treasuries at which those securities trade widened. From late July until early September, just prior to the Fed rate cuts, the spread of the Lehman Credit Index increased by 59 basis points. Lower quality bonds were most impacted by the change in market sentiment. The spread to Treasury of below investment grade bonds increased approximately 200 basis points. Wider spreads on the non-Treasury securities held by the Fund dampened performance during the period. Fortunately, the price appreciation realized in the financial markets' flight to quality more than offset the impact on bonds of widening spreads during the period.

The flight to quality made U.S. Treasuries the best performing fixed income sector over the six-month period, however, the Fund was overweight the non-Treasury sectors relative to the benchmark. Historically, the higher yield of the non-Treasury sectors has contributed positively to the performance of the Fund. However, with the run up in Treasury prices during the period, that overweight detracted from the Fund's relative performance.

Performance Highlights

- *The Old Mutual Dwight Short Term Fixed Income Fund's Class Z shares posted a 2.52% return for the six-month period ended September 30, 2007. The Fund trailed its benchmark, the Merrill Lynch 1-3 Year U.S. Treasuries Index, which gained 3.39%.*

- *The midsummer credit crunch had the largest impact on the finance sector, with companies involved in mortgage origination hit hardest. Corporate bonds performed worst relative to Treasuries during the period.*

- *The performance of both asset-backed securities and commercial mortgage-backed securities was impacted by credit concerns and the lack of liquidity. While the Fund's high quality bias helped to insulate the Fund from the significant spread widening in lower rated securities, even the AAA rated bonds that the Fund owns underperformed comparable duration Treasuries. The Fund's overweight allocation to these two sectors detracted from relative performance.*

OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME FUND — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Dwight Asset Management Company

*Top Ten Holdings
as of September 30, 2007*

FNMA TBA, 5.500%, 11/01/22	7.6%
Providian Gateway Master Trust, Ser 2004-EA, Cl A, 144A	5.1%
U.S. Treasury Note, 4.790%, 02/15/10	4.0%
U.S. Treasury Note, 4.790%, 02/15/10	3.9%
U.S. Treasury Note, 4.790%, 02/15/10	3.9%
FNMA TBA, 6.00%, 11/01/37	3.6%
LB-UBS Commercial Mortgage Trust CMBS, Ser 2004-C1, Cl A1	2.9%
SBC Communications Capital MTN, Ser E	2.6%
General Electric Capital MTN, Ser A	2.5%
Countrywide Alternative Loan Trust CMO, Ser 2006-J4, Cl 1A3	2.3%
As a percentage of Total Fund Investments	38.4%

Q. How did portfolio composition affect Fund performance?

A. Corporate bonds were the worst performing sector relative to Treasuries during the period. The midsummer credit crunch had the largest impact on the finance sector, with companies involved in mortgage origination hit hardest. For some time, Dwight Asset Management Company ("Dwight"), the Fund's sub-advisor, has believed the corporate sector was overvalued relative to other fixed income sectors and has reduced the Fund's allocation to corporate bonds over the past year.

The performance of both asset-backed securities and commercial mortgage-backed securities was impacted by credit concerns and the lack of liquidity. While the Fund's high quality bias helped to insulate the Fund from the significant spread widening in lower rated securities, even the AAA rated bonds that the Fund owns underperformed comparable duration Treasuries. The Fund's overweight allocation to these two sectors detracted from relative performance. As market conditions stabilized and liquidity improved during the latter half of September, spreads on these securities began to narrow. The sub-advisor believes these sectors offer the best relative value and will maintain its overweight.

Residential mortgage-backed securities ("RMBS") backed by the credit of U.S. government agencies Fannie Mae and Freddie Mac were not immune to investor credit concerns. The general risk aversion of investors, coupled with a glut of new issuances in the agency mortgage market, caused spreads to widen. Dwight took the opportunity to add to the Fund's position in RMBS, believing spreads will narrow over time and contribute positively to performance.

Q. What is the investment outlook for the fixed income market?

A. Dwight notes that the Fed's rate cuts significantly improved the tone of financial markets near the end of the period. Liquidity in the bond market improved significantly from mid-August and new debt issuance is picking up again. In the sub-advisor's view, the biggest risk to the health of the economy and financial markets continues to be housing. Dwight notes that the rate of both new and existing home sales continues to fall, inventories continue to rise and home prices are declining across the country. To-date, a strong labor market and rising incomes have helped offset the impact on the economy of the weakening housing market. However, the unemployment rate edged up to 4.7% during the third quarter and new job creation has slowed during the year. If those trends continue, Dwight expects the rate of growth of the economy to slow as well. Eventually, the weakness in the housing market is likely to impact consumer spending. Given these pressures, Dwight anticipates that the Fed will cut rates another 50 to 75 basis points in the coming months to help ward off a recession.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class Z	08/31/99	2.52%	5.00%	3.43%	3.38%	4.38%
Class A with load	07/31/03	(2.34)%	(0.12)%	1.54%	n/a	1.82%
Class A without load	07/31/03	2.49%	4.85%	3.20%	n/a	3.02%
Class C with load	07/31/03	1.26%	3.35%	2.70%	n/a	2.52%
Class C without load	07/31/03	2.26%	4.35%	2.70%	n/a	2.52%
Class R	12/20/06[1]	2.21%	n/a	n/a	n/a	3.54%[†]
Institutional Class	12/20/06[1]	2.52%	n/a	n/a	n/a	4.04%[†]
Merrill Lynch 1-3 Year U.S. Treasuries Index	08/31/99	3.39%	5.80%	3.49%	2.82%	4.49%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

[†] Cumulative return since inception.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

On October 1, 2004, the Fund's Shareholders approved a change in the Fund's investment goal and the Fund's investment strategy was changed accordingly. The performance information prior to October 1, 2004 shown is the performance of the Fund's previous strategy, which was to seek to provide investors with a level of current income higher than that of money market funds, while attempting to preserve principal and maintain a stable NAV per share. The Fund's performance prior to October 1, 2004 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 4.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C, Class R and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 0.91% and 0.70%; 8.65% and 0.95%; 9.27% and 1.45%; 1.29% and 1.20%; and 0.54% and 0.54%, respectively. Expenses for Class R and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of August 31, 1999 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2007 — % of Total Fund Investments



Asset-Backed Securities (15%)
U.S. Government Agency Obligations (13%)
Money Market Fund (9%)
U.S. Treasury Obligations (12%)
Corporate Bonds (7%)
Mortgage Related (44%)

119

Old Mutual Dwight Short Term Fixed Income Fund — concluded

Schedule of Investments

As of September 30, 2007 (Unaudited)

Description	Face Amount (000)	Value (000)
Mortgage Related — 49.4%		
Bear Stearns Commercial Mortgage CMBS, Ser 2000-WF2, Cl B (F) 7.460%, 10/15/32	$ 1,500	$ 1,596
Bear Stearns Commercial Mortgage CMBS, Ser 2001-TOP4, Cl A1 5.060%, 11/15/16	2,119	2,117
Bear Stearns Commercial Mortgage CMBS, Ser 2004-PWR3, Cl A1 3.236%, 02/11/41	1,872	1,841
Chase Commercial Mortgage Securities CMBS, Ser 1999-2, Cl B (F) 7.343%, 01/15/32	1,750	1,831
Citigroup Commercial Mortgage Trust CMBS, Ser 2004-C2, Cl A1 3.787%, 10/15/41	1,049	1,035
Commercial Mortgage Acceptance CMBS, Ser 1998-C1, Cl C (G) 6.760%, 07/15/31	3,200	3,222
Commercial Mortgage Acceptance CMBS, Ser 1998-C2, Cl C (F) 6.439%, 09/15/30	2,300	2,320
Commercial Mortgage Pass-Through CMBS, Ser 2004-LB2A, Cl A1 (G) 2.964%, 03/10/39	437	431
Countrywide Alternative Loan Trust CMO, Ser 2006-J4, Cl 1A3 (G) 6.250%, 07/25/36	4,419	4,483
Countrywide Home Loans CMO, Ser 2004-13, Cl 2A17 (G) 5.750%, 08/25/34	3,207	3,212
CS First Boston Mortgage Securities CMBS, Ser 1999-C1, Cl A2 7.290%, 09/15/41	1,996	2,060
GMAC Commercial Mortgage Securities CMBS, Ser 1997-C2, Cl C (G) 6.910%, 04/15/29	666	665
GMAC Commercial Mortgage Securities CMBS, Ser 2003-C3, Cl A1 (G) 3.400%, 04/10/40	1,386	1,368
Greenwich Capital Commercial Funding CMBS, Ser 2002-C1, Cl A1 (G) 3.357%, 01/11/13	1,400	1,395
GSR Mortgage Loan Trust CMO, Ser 2004-12, Cl 3A3 (F) (G) 4.405%, 12/25/34	2,803	2,784
GSR Mortgage Loan Trust CMO, Ser 2005-AR3, Cl 3A2 (F) (G) 4.930%, 05/25/35	3,004	3,042
JPMorgan Chase Commercial Mortgage CMBS, Ser 2006-CB14, Cl A1 3.845%, 12/12/44	1,843	1,808
LB-UBS Commercial Mortgage Trust CMBS, Ser 2003-C3, Cl A1 (G) 2.599%, 05/15/27	3,224	3,191

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
LB-UBS Commercial Mortgage Trust CMBS, Ser 2004-C1, Cl A1 2.964%, 01/15/29	$ 5,692	$ 5,585
Merrill Lynch Mortgage Trust CMBS, Ser 2002-MW1, Cl A2 (G) 4.929%, 07/12/34	1,831	1,826
MLCC Mortgage Investors CMO, Ser 2004-1, Cl 1A (F) (G) 4.797%, 12/25/34	3,826	3,820
Morgan Stanley Capital I CMBS, Ser 2005-T19, Cl A1 4.478%, 06/12/47	1,686	1,670
Morgan Stanley Capital I CMBS, Ser 1998-WF1, Cl F 144A (F) 7.300%, 03/15/30	1,000	1,002
Morgan Stanley Dean Witter Capital I CMBS, Ser 2001-TOP3, Cl A3 6.200%, 07/15/33	1,649	1,648
Morgan Stanley Dean Witter Capital I CMBS, Ser 2001-TOP1, Cl A3 6.460%, 02/15/33	1,630	1,630
Morgan Stanley Dean Witter Capital I CMBS, Ser 2001-TOP1, Cl A2 6.320%, 02/15/33	793	792
Nationslink Funding CMBS, Ser 1998-1, Cl D (G) 6.803%, 03/20/30	1,365	1,364
Prudential Commercial Mortgage Trust CMBS, Ser 2003-PWR1, Cl A1 3.669%, 02/11/36	1,031	1,005
Prudential Mortgage Capital Funding CMBS, Ser 2001-ROCK, Cl A1 (G) 6.232%, 05/10/34	2,820	2,830
Prudential Securities Secured Financing CMBS, Ser 1998-C1, Cl C 6.742%, 05/15/10	2,200	2,220
Residential Funding Mortgage Securities CMO, Ser 2004-S6, Cl 1A4 5.500%, 06/25/34	3,946	3,930
Sequoia Mortgage Trust CMO, Ser 2004-12, Cl A1 (F) (G) 5.766%, 01/20/35	1,420	1,414
Sequoia Mortgage Trust CMO, Ser 2004-9, Cl A2 (F) (G) 5.780%, 10/20/34	1,792	1,780
Structured Asset Securities CMO, Ser 2002-21A, Cl 4A1 (F) 5.150%, 11/25/32	2,688	2,678
Structured Asset Securities CMO, Ser 2004-21XS, Cl 2A2 (F) (G) 3.590%, 12/25/34	3,411	3,389

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Wachovia Bank Commercial Mortgage CMBS, Ser 2004-C10, Cl A1 3.065%, 02/15/41	$ 3,951	$ 3,875
Wells Fargo Mortgage Backed Securities CMO, Ser 2005-AR3, Cl 2A1 (F) 4.187%, 03/25/35	4,137	4,077
Wells Fargo Mortgage Backed Securities PAC CMO, Ser 2002-18, Cl 2A4 (G) 6.000%, 12/25/32	1,216	1,221
Total Mortgage Related (Cost $86,021)		86,157
Asset-Backed Securities — 16.8%		
Auto & Transportation — 1.2%		
Daimler Chrysler Master Owner Trust, Ser 2005-A, Cl A (F) 5.803%, 04/15/10	2,100	2,098
Total Auto & Transportation		2,098
Credit Card — 6.7%		
Capital One Multi-asset Execution Trust, Ser 2006-A7, Cl A7 (F) 5.783%, 03/17/14	1,772	1,755
Providian Gateway Master Trust, Ser 2004-EA, Cl A, 144A (F) (G) 5.883%, 11/15/11	10,000	10,000
Total Credit Card		11,755
Home Equity Loans — 3.2%		
Ameriquest Mortgage Securities, Ser 2003-5I, Cl A4I (F) (G) 4.272%, 07/25/33	19	18
Fannie Mae Whole Loan, Ser 2001-W4, Cl AF5 (F) (G) 6.114%, 02/25/32	237	236
GSAA Home Equity Trust, Ser 2005-12, Cl AV1 (F) (G) 5.640%, 09/25/35	726	725
Household Home Equity Loan Trust, Ser 2006-3, Cl A3F (F) 5.630%, 03/20/36	4,305	4,264
Long Beach Mortgage Loan Trust, Ser 2006-WL3, Cl 2A1 (F) (G) 5.210%, 01/25/36	296	296
Total Home Equity Loans		5,539

Description	Face Amount (000)/Shares	Value (000)
Other — 5.7%		
Energy Gulf States Reconstruction Funding, Ser 2007-A, Cl A1 5.510%, 10/01/13	$ 4,300	$ 4,358
First Horizon Trust, Ser 2004-HE3, Cl A (F) (G) 5.420%, 10/25/34	2,035	2,009
Oil And Gas Royalty Trust, Ser 2005-1A, Cl A, 144A 5.090%, 07/28/12	3,567	3,553
Total Other		9,920
Total Asset-Backed Securities (Cost $29,297)		29,312
Corporate Bond — 7.4%		
General Electric Capital MTN, Ser A 4.125%, 09/01/09	5,000	4,930
Rosyln Bancorp 5.750%, 11/15/07	3,000	2,998
SBC Communications Capital MTN, Ser E 7.000%, 10/01/12	5,000	5,077
Total Corporate Bond (Cost $13,206)		13,005
U.S. Government Agency Obligations — 14.4%		
FNMA 5.500%, 08/01/17	3,111	3,103
FNMA TBA 6.000%, 11/01/37	7,000	7,002
5.500%, 11/01/22	15,000	14,959
Total U.S. Government Agency Obligations (Cost $25,101)		25,064
U.S. Treasury Obligations — 13.9%		
U.S. Treasury Note 4.750%, 02/15/10	7,676	7,807
4.750%, 01/31/12	7,500	7,671
4.625%, 02/29/12	7,500	7,633
4.125%, 08/31/12	1,200	1,195
Total U.S. Treasury Obligations (Cost $24,021)		24,306
Money Market Fund — 10.3%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (D)	17,995,019	17,995
Total Money Market Fund (Cost $17,995)		17,995
Total Investments — 112.2% (Cost $195,641)		195,839
Other Assets and Liabilities, Net — (12.2)%		(21,295)
Net Assets — 100.0%		$ 174,544

For descriptions of abbreviations and footnotes, please refer to page 122.

The accompanying notes are an integral part of the financial statements.

Notes to Schedules of Investments

* Non-income producing security.

(A) — All or a portion of this security has been pledged as collateral for securities sold short.

(B) — All or a portion of this security has been pledged as collateral for open futures contracts.

(C) — The rate reported on the Schedule of Investments represents the security's effective yield at time of purchase.

(D) — The rate reported represents the 7-day effective yield as of September 30, 2007.

(E) — Discount Note — the rate reported on the Schedule of Investments represents the effective yield at the time of purchase.

(F) — Floating rate security — the rate reported represents the security's rate as of September 30, 2007.

(G) — All or a portion of this security has been pledged as collateral for TBAs.

(H) — All or a portion of the security has been pledged as collateral for written option contracts.

(I) — Tri-party repurchase agreement.

144A — Security exempt from registration under Rule144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On September 30, 2007, the value of these securities amounted to $578 (000), representing 7.0% of the net assets of Dwight Intermediate Fixed Income Fund and $14,555 (000), representing 8.3% of the net assets of the Dwight Short Term Fixed Income Fund.

ADR — American Depositary Receipt

Cl — Class

CMBS — Commercial Mortgage-Backed Security

CMO — Collateralized Mortgage Obligation

FGLMC — Federal Home Loan Mortgage Gold

FHLMC — Federal Home Loan Mortgage Corporation

FNMA — Federal National Mortgage Association

HMO — Health Maintenance Organization

LP — Limited Partnership

ISP — Internet Service Provider

MTN — Medium-Term Note

PAC — Planned Amortization Class

REITs — Real Estate Investment Trusts

R&D — Research and Development

S&L — Savings and Loan

Ser — Series

SPDR — Standard & Poor's Depositary Receipt

TBA — Security traded under delayed delivery commitments settling after September 30, 2007. Income on this security will not be earned until the settlement date.

Cost figures are shown with "000's" omitted.

Amounts designated as "—" are either $0 or have been rounded to $0.

This page is intentionally left blank.

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)

AS OF SEPTEMBER 30, 2007 (UNAUDITED)

	Old Mutual Analytic U.S. Long/Short Fund	Old Mutual Barrow Hanley Value Fund
Assets		
Investment Securities, at cost	$ 141,105	$ 89,817
Investment Securities, at value	$ 152,887	$ 115,018
Cash	143	—
Receivable for Capital Shares Sold	2,726	334
Receivable for Investment Securities Sold	—	—
Receivable for Dividends and Interest	133	220
Receivable from Investment Advisor	69	31
Other Assets	109	—
Prepaid Expenses	62	57
Total Assets	156,129	115,660
Liabilities		
Securities Sold Short, at value (proceeds received of $23,634, $ —, $ —, $ — and $ —, respectively)	24,049	—
Payable to Prime Broker	7,682	—
Payable for Management Fees	89	81
Payable for Capital Shares Redeemed	2,912	110
Written Options, at value (premiums received of $—, $ —, $ 108, $ —, $ — and $ —, respectively)	—	—
Payable for Investment Securities Purchased	—	—
Payable for Trustee Fees	4	2
Payable for Website Fees	3	2
Payable for Distribution & Service Fees	—	—
Variation Margin on Futures Contracts	23	—
Accrued Expenses	135	118
Total Liabilities	34,897	313
Net Assets	$ 121,232	$ 115,347
Net Assets:		
Paid-in Capital†	$ 126,785	$ 69,121
Undistributed Net Investment Income/ (Accumulated Net Investment Loss)	421	523
Accumulated Net Realized Gain (Loss) on Investments, Written Options, Futures Contracts and Securities Sold Short	(17,447)	20,502
Unrealized Appreciation on Investments, Written Options, Futures Contracts and Securities Sold Short	11,473	25,201
Net Assets	$ 121,232	$ 115,347
Net Assets — Class Z	$ 87,318	$ 108,352
Net Assets — Class A	11,651	2,559
Net Assets — Class C	4,947	3,434
Net Assets — Class R	—	—
Net Assets — Institutional Class	17,316	1,002
Outstanding shares of beneficial interest — Class Z	5,920,178	11,664,338
Outstanding shares of beneficial interest — Class A	793,435	276,069
Outstanding shares of beneficial interest — Class C	342,296	378,368
Outstanding shares of beneficial interest — Class R	22	35
Outstanding shares of beneficial interest — Institutional Class	1,173,470	107,941
Net Asset Value, Offering and Redemption Price Per Share — Class Z*	$14.75	$9.29
Net Asset Value and Redemption Price Per Share — Class A*	$14.68	$9.27
Maximum Offering Price Price Per Share — Class A (Net Asset Value/94.25%)	$15.58	$9.84
Net Asset Value and Offering Price Per Share — Class C††*	$14.45	$9.08
Net Asset Value, Offering and Redemption Price Per Share — Class R*	$14.63	$9.24
Net Asset Value, Offering and Redemption Price Per Share — Institutional Class*	$14.76	$9.28

† Par Value of $0.001, unlimited authorization.
†† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's prospectus.
* Net assets divided by shares may not calculate to the stated NAV because these amounts are shown rounded.
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Columbus Circle Technology and Communications Fund	Old Mutual Emerging Growth Fund	Old Mutual Focused Fund	Old Mutual Growth Fund
$ 138,520	$ 149,423	$ 23,838	$ 435,593
$ 196,403	$ 181,757	$ 27,756	$ 588,812
—	—	—	—
185	272	20	113
2,960	1,859	140	4,935
448	368	30	238
50	48	10	102
—	—	—	—
60	67	45	73
200,106	184,371	28,001	594,273
—	—	—	—
144	136	17	369
80	32	29	188
152	—	—	—
4,136	4,660	40	7,736
3	3	1	11
3	3	1	9
—	—	—	—
378	279	40	738
4,896	5,113	128	9,051
$ 195,210	$ 179,258	$ 27,873	$ 585,222
$ 2,515,118	$ 376,798	$ 22,171	$ 1,613,117
(904)	(960)	142	(1,408)
(2,376,843)	(228,914)	1,642	(1,179,706)
57,839	32,334	3,918	153,219
$ 195,210	$ 179,258	$ 27,873	$ 585,222
$ 194,215	$ 179,193	$ 24,049	$ 584,987
763	6	3,387	56
232	59	437	179
—	—	—	—
11,638,408	9,714,437	925,890	20,753,026
46,171	331	131,326	1,993
14,440	3,335	17,372	6,594
23	20	12	13
23	20	12	13
$16.69	$18.45	$25.97	$28.19
$16.52	$18.24	$25.79	$27.92
$17.53	$19.35	$27.36	$29.62
$16.03	$17.70	$25.13	$27.09
$16.59	$18.33	$25.76	$28.01
$16.72	$18.46	$25.98	$28.21

AS OF SEPTEMBER 30, 2007 (UNAUDITED)

	Old Mutual Heitman REIT Fund	Old Mutual Large Cap Fund
Assets		
Investment Securities, at cost	$ 84,900	$ 71,424
Investment Securities, at value	$ 112,101	$ 80,834
Receivable for Capital Shares Sold	10	12
Receivable for Investment Securities Sold	4,491	943
Receivable for Dividends and Interest	403	71
Receivable from Investment Advisor	—	18
Prepaid Expenses	50	63
Total Assets	117,055	81,941
Liabilities		
Payable for Management Fees	84	50
Payable for Capital Shares Redeemed	165	110
Payable for Investment Securities Purchased	3,450	12
Payable for Trustee Fees	3	2
Payable for Website Fees	3	2
Payable for Distribution & Service Fees	1	—
Income Distribution Payable	1	—
Accrued Expenses	108	105
Total Liabilities	3,815	281
Net Assets	$ 113,240	$ 81,660
Net Assets:		
Paid-in Capital†	$ 44,524	$ 149,798
Undistributed (Distributions in Excess of) Net Investment Income/ (Accumulated Net Investment Loss)	(2,116)	442
Accumulated Net Realized Gain (Loss) on Investments	43,631	(77,990)
Unrealized Appreciation on Investments	27,201	9,410
Net Assets	$ 113,240	$ 81,660
Net Assets — Class Z	$ 98,746	$ 80,849
Net Assets — Advisor Class	N/A	66
Net Assets — Class A	14,283	671
Net Assets — Class C	211	74
Net Assets — Class R	—	—
Net Assets — Institutional Class	—	—
Outstanding shares of beneficial interest — Class Z	7,352,088	4,862,644
Outstanding shares of beneficial interest — Advisor Class	N/A	3,969
Outstanding shares of beneficial interest — Class A	1,064,787	40,515
Outstanding shares of beneficial interest — Class C	15,717	4,528
Outstanding shares of beneficial interest — Class R	21	19
Outstanding shares of beneficial interest — Institutional Class	21	19
Net Asset Value, Offering and Redemption Price Per Share — Class Z*	$13.43	$16.63
Net Asset Value, Offering and Redemption Price Per Share — Advisor Class*	N/A	$16.54
Net Asset Value and Redemption Price Per Share — Class A*	$13.41	$16.56
Maximum Offering Price Price Per Share — Class A (Net Asset Value/94.25%)	$14.23	$17.57
Net Asset Value and Offering Price Per Share — Class C††*	$13.41	$16.29
Net Asset Value, Offering and Redemption Price Per Share — Class R*	$13.37	$16.50
Net Asset Value, Offering and Redemption Price Per Share — Institutional Class*	$13.40	$16.63

† Par Value of $0.001, unlimited authorization.
†† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's prospectus.
* Net assets divided by shares may not calculate to the stated NAV because these amounts are shown rounded.
N/A — Not Applicable.
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Large Cap Growth Fund	Old Mutual Large Cap Growth Concentrated Fund	Old Mutual Mid-Cap Fund	Old Mutual Select Growth Fund
$ 70,964	$ 95,688	$ 201,075	$ 109,074
$ 88,985	$ 118,726	$ 214,640	$ 134,817
837	135	68	21
231	266	2,202	5,135
64	97	97	84
28	49	39	47
53	47	71	48
90,198	119,320	217,117	140,152
60	84	166	95
70	24	307	113
190	622	1,999	5,562
2	2	4	2
1	2	4	2
—	—	—	—
117	187	222	196
440	921	2,702	5,970
$ 89,758	$ 118,399	$ 214,415	$ 134,182
$ 202,291	$ 384,456	$ 147,760	$ 1,231,229
(104)	(189)	309	(438)
(130,450)	(288,906)	52,781	(1,122,352)
18,021	23,038	13,565	25,743
$ 89,758	$ 118,399	$ 214,415	$ 134,182
$ 89,536	$ 116,091	$ 210,181	$ 134,005
N/A	N/A	2,460	N/A
215	1,012	1,590	109
7	1,296	184	68
—	—	—	—
—	—	—	—
3,318,065	5,364,662	12,201,458	4,240,699
N/A	N/A	145,693	N/A
8,031	47,237	93,489	3,485
283	62,313	11,237	2,221
13	16	19	12
13	16	19	12
$26.98	$21.64	$17.23	$31.60
N/A	N/A	$16.88	N/A
$26.71	$21.42	$17.01	$31.28
$28.34	$22.73	$18.05	$33.19
$25.88	$20.79	$16.34	$30.35
$26.79	$21.49	$17.10	$31.40
$27.02	$21.66	$17.24	$31.63

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares) — concluded

As of September 30, 2007 (Unaudited)

	Old Mutual Small Cap Fund	Old Mutual Strategic Small Company Fund
Assets		
Investment Securities (including Repurchase Agreements), at cost	$ 38,625	$ 30,319
Investment Securities, at value	$ 42,836	$ 35,567
Repurchase Agreement, at value	—	—
Cash	2	1
Receivable for Capital Shares Sold	—	12
Receivable for Investment Securities Sold	501	402
Receivable for Dividends and Interest	34	18
Receivable from Investment Advisor	20	16
Other Assets	—	—
Prepaid Expenses	41	43
Variation Margin	—	—
Total Assets	43,434	36,059
Liabilities		
Payable for Management Fees	35	27
Payable for Capital Shares Redeemed	29	17
Payable for Investment Securities Purchased	415	720
Payable for Trustee Fees	1	1
Payable for Website Fees	1	1
Income Distribution Payable	—	—
Accrued Expenses	72	52
Total Liabilities	553	818
Net Assets	$ 42,881	$ 35,241
Net Assets:		
Paid-in Capital†	$ 40,352	$ 24,932
Undistributed (Distributions in Excess of) Net Investment Income/ (Accumulated Net Investment Loss)	397	43
Accumulated Net Realized Gain (Loss) on Investments and Futures Contracts	(2,079)	5,018
Unrealized Appreciation (Depreciation) on Investments and Futures Contracts	4,211	5,248
Net Assets	$ 42,881	$ 35,241
Net Assets — Class Z	$ 42,599	$ 33,123
Net Assets — Advisor Class	N/A	572
Net Assets — Class A	136	1,503
Net Assets — Class C	146	43
Net Assets — Class R	—	—
Net Assets — Institutional Class	—	—
Outstanding shares of beneficial interest — Class Z	1,434,970	2,213,319
Outstanding shares of beneficial interest — Advisor Class	N/A	38,762
Outstanding shares of beneficial interest — Class A	4,633	101,787
Outstanding shares of beneficial interest — Class C	5,131	3,036
Outstanding shares of beneficial interest — Class R	11	23
Outstanding shares of beneficial interest — Institutional Class	11	23
Net Asset Value, Offering and Redemption Price Per Share — Class Z*	$29.69	$14.97
Net Asset Value, Offering and Redemption Price Per Share — Advisor Class*	N/A	$14.74
Net Asset Value and Redemption Price Per Share — Class A*	$29.41	$14.77
Maximum Offering Price Price Per Share — Class A	$31.20**	$15.67**
Net Asset Value and Offering Price Per Share — Class C††*	$28.52	$14.19
Net Asset Value and Offering Price Per Share — Class R*	$29.48	$14.87
Net Asset Value and Offering Price Per Share — Institutional Class*	$29.70	$14.99

  † Par Value of $0.001, unlimited authorization.
  †† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's prospectus.
  * Net assets divided by shares may not calculate to the stated NAV because these amounts are shown rounded.
  ** Maximum Offering Price Per Share is equal to Net Asset Value/94.25%.
  *** Maximum Offering Price Per Share is equal to Net Asset Value/95.25%.
N/A — Not Applicable.
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual TS&W Mid-Cap Value Fund	Old Mutual TS&W Small Cap Value Fund	Old Mutual Cash Reserves Fund	Old Mutual Dwight Intermediate Fixed Income Fund	Old Mutual Dwight Short Term Fixed Income Fund
	$ 2,830	$ 41,729	$ 35,166	$ 10,777	$ 195,641
	$ 2,771	$ 59,893	$ 24,266	$ 10,744	$ 195,839
	—	—	10,900	—	—
	1	6	99	—	—
	9	3	105	2	22
	25	122	—	3,639	21,981
	3	34	103	65	950
	7	11	12	13	31
	—	—	—	23	—
	45	36	52	44	53
	—	—	—	1	—
	2,861	60,105	35,537	14,531	218,876
	2	54	12	3	65
	—	20	41	—	106
	46	428	—	6,236	43,999
	—	1	2	—	3
	—	1	—	—	3
	—	—	1	3	2
	8	69	54	20	154
	56	573	110	6,262	44,332
	$ 2,805	$ 59,532	$ 35,427	$ 8,269	$ 174,544
	$ 2,924	$ 34,361	$ 35,436	$ 8,371	$ 178,092
	1	(222)	—	3	117
	(61)	7,229	(9)	(89)	(3,863)
	(59)	18,164	—	(16)	198
	$ 2,805	$ 59,532	$ 35,427	$ 8,269	$ 174,544
	N/A	$ 58,276	$ 34,145	$ 7,419	$ 173,019
	N/A	N/A	N/A	N/A	N/A
	$ 1,093	545	264	720	519
	1,236	711	1,016	130	1,006
	N/A	N/A	1	—	—
	476	N/A	1	—	—
	N/A	2,199,544	34,148,346	743,747	17,383,433
	N/A	N/A	N/A	N/A	N/A
	114,967	20,834	264,449	72,166	52,157
	130,237	28,235	1,015,615	12,964	101,020
	N/A	N/A	512	31	31
	50,000	N/A	512	31	31
	N/A	$26.49	$1.00	$9.98	$9.95
	N/A	N/A	N/A	N/A	N/A
	$9.51	$26.15	$1.00	$9.98	$9.96
	$10.09**	$27.75**	N/A	$10.48***	$10.46***
	$9.49	$25.17	$1.00	$9.98	$9.96
	N/A	N/A	$1.00	$9.97	$9.95
	$9.52	N/A	$1.00	$9.97	$9.94

129

STATEMENTS OF OPERATIONS (000)

FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2007 (UNAUDITED)

	Old Mutual Analytic U.S. Long/ Short Fund	Old Mutual Barrow Hanley Value Fund	Old Mutual Columbus Circle Technology and Communications Fund	Old Mutual Emerging Growth Fund
Investment Income:				
Dividends	$ 1,359	$ 1,666	$ 312	$ 125
Interest	138	3	16	25
Less: Foreign Taxes Withheld	—	(5)	(7)	—
Total Investment Income	1,497	1,664	321	150
Expenses:				
Management Fees	773	540	802	811
Website Fees	7	4	6	6
Transfer Agent Fees	203	206	573	339
Trustees' Fees	11	7	9	9
Distribution and Service Fees				
Advisor Class	—	—	—	—
Class A	9	3	—	—
Class C	14	17	1	—
Class R	—	—	—	—
Professional Fees	77	48	63	65
Registration and SEC Fees	36	35	33	42
Custodian Fees	36	11	12	8
Printing Fees	28	19	122	72
Interest Expense on Securities Sold Short	56	—	—	—
Dividend Expense on Securities Sold Short	210	—	—	—
Pricing Fees	1	—	—	1
Other Expenses	16	20	20	19
Total Expenses	1,477	910	1,641	1,372
Net Waiver of Management Fees	(136)	(188)	(398)	(253)
Reimbursement for Dividend Expense by Advisor [1]	(44)	—	—	—
Expense Reduction [2]	(1)	(2)	(18)	(9)
Net Expenses	1,296	720	1,225	1,110
Net Investment Income (Loss)	201	944	(904)	(960)
Net Realized Gain (Loss) from Security Transactions (including Securities Sold Short)	(7,041)	10,007	18,834	15,768
Net Realized Gain on Futures Contracts	694	—	—	—
Net Realized Gain on Written Option Contracts	—	—	21	—
Net Change in Unrealized Appreciation (Depreciation) on Investments (including Securities Sold Short)	6,290	(2,824)	23,007	11,641
Net Change in Unrealized Depreciation on Futures	(127)	—	—	—
Net Change in Unrealized Depreciation on Written Option Contracts	—	—	(57)	—
Net Realized and Unrealized Gain (Loss) on Investments	(184)	7,183	41,805	27,409
Increase (Decrease) in Net Assets Resulting from Operations	$ 17	$ 8,127	$40,901	$26,449

[1] See Note 3.

[2] All expense reductions are for transfer agent expenses. See Note 2.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Focused Fund	Old Mutual Growth Fund	Old Mutual Heitman REIT Fund	Old Mutual Large Cap Fund	Old Mutual Large Cap Growth Fund
	$ 237	$ 1,653	$ 326	$ 788	$ 446
	1	29	1	—	1
	(2)	(2)	(3)	(9)	(8)
	236	1,680	324	779	439
	103	2,234	612	329	369
	1	19	5	3	3
	57	1,002	172	163	169
	2	30	8	5	5
	—	—	18	—	—
	4	—	1	1	—
	1	1	1	1	—
	—	—	—	—	—
	10	211	51	32	33
	31	33	31	40	36
	3	27	34	56	14
	7	198	19	14	52
	—	—	—	—	—
	—	—	—	—	—
	—	1	—	—	—
	6	58	21	16	12
	225	3,814	973	660	693
	(61)	(700)	(98)	(152)	(146)
	—	—	—	—	—
	(1)	(28)	(3)	(2)	(4)
	163	3,086	872	506	543
	73	(1,406)	(548)	273	(104)
	1,083	33,562	25,719	5,794	2,974
	—	—	—	—	—
	—	—	—	—	—
	1,648	60,012	(37,281)	1,317	9,638
	—	—	—	—	—
	—	—	—	—	—
	2,731	93,574	(11,562)	7,111	12,612
	$2,804	$92,168	$(12,110)	$7,384	$12,508

STATEMENTS OF OPERATIONS (000) — concluded

FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2007 (UNAUDITED)

	Old Mutual Large Cap Growth Concentrated Fund	Old Mutual Mid-Cap Fund	Old Mutual Select Growth Fund	Old Mutual Small Cap Fund
Investment Income:				
Dividends	$ 523	$ 1,711	$ 327	$ 677
Interest	1	8	3	1
Less: Foreign Taxes Withheld	(11)	(4)	—	(1)
Total Investment Income	513	1,715	330	677
Expenses:				
Management Fees	504	1,124	553	225
Website Fees	4	8	4	2
Transfer Agent Fees	239	340	308	91
Trustees' Fees	6	13	7	2
Distribution and Service Fees				
Advisor Class	—	7	—	—
Class A	1	1	—	—
Class C	2	1	—	1
Class R	—	—	—	—
Professional Fees	43	89	47	17
Registration and SEC Fees	26	33	29	27
Custodian Fees	8	13	15	18
Printing Fees	90	29	94	10
Offering Costs	—	—	—	—
Pricing Fees	—	1	—	1
Other Expenses	15	30	16	7
Total Expenses	938	1,689	1,073	401
Net Waiver of Management Fees	(229)	(257)	(296)	(118)
Reimbursement of Other Expenses by Advisor[1]	—	—	—	—
Expense Reduction[2]	(7)	(4)	(9)	(1)
Net Expenses	702	1,428	768	282
Net Investment Income (Loss)	(189)	287	(438)	395
Net Realized Gain (Loss) from Security Transactions	6,013	26,371	11,092	3,456
Net Realized Loss on Futures	—	—	—	—
Net Change in Unrealized Appreciation (Depreciation) on Investments	13,297	(14,380)	15,636	(1,152)
Net Change in Unrealized Appreciation on Futures	—	—	—	—
Net Realized and Unrealized Gain (Loss) on Investments	19,310	11,991	26,728	2,304
Increase (Decrease) in Net Assets Resulting from Operations	$19,121	$ 12,278	$ 26,290	$ 2,699

[1] See Note 3.

[2] All expense reductions are for transfer agent expenses. See Note 2.

[†] The Old Mutual TS&W Mid-Cap Value Fund commenced operations on June 4, 2007.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Strategic Small Company Fund	Old Mutual TS&W Mid-Cap Value Fund†	Old Mutual TS&W Small Cap Value Fund	Old Mutual Cash Reserves Fund	Old Mutual Dwight Intermediate Fixed Income Fund	Old Mutual Dwight Short Term Fixed Income Fund
$ 284	$ 14	$ 204	$ —	$ 44	$ 266
1	—	2	929	186	4,046
—	—	—	—	—	—
285	14	206	929	230	4,312
171	8	364	70	19	405
1	—	2	1	—	6
71	8	66	71	20	257
2	—	4	3	—	10
1	—	—	—	—	—
2	1	1	—	1	—
—	3	5	2	1	1
—	—	—	—	—	—
14	1	25	14	3	68
28	1	17	12	30	34
27	1	4	2	5	5
8	—	7	13	4	6
—	15	—	—	—	—
1	—	—	1	8	4
7	—	10	6	4	24
333	38	505	195	95	820
(86)	(8)	(68)	(64)	(19)	(187)
—	(17)	—	—	(39)	—
(1)	—	(1)	(2)	—	(1)
246	13	436	129	37	632
39	1	(230)	800	193	3,680
3,454	(61)	4,668	—	(47)	(118)
—	—	—	—	(32)	—
349	(59)	(3,851)	—	(29)	887
—	—	—	—	15	—
3,803	(120)	817	—	(93)	769
$ 3,842	$(119)	$ 587	$ 800	$ 100	$ 4,449

STATEMENTS OF CHANGES IN NET ASSETS (000)

	Old Mutual Analytic U.S. Long/Short Fund		Old Mutual Barrow Hanley Value Fund	
	4/1/07 to 9/30/07 (Unaudited)	4/1/06 to 03/31/07	4/1/07 to 9/30/07 (Unaudited)	4/1/06 to 3/31/07
Investment Activities:				
Net Investment Income (Loss)	$ 201	$ 246	$ 944	$ 2,981
Net Realized Gain (Loss) from Security Transactions, Securities Sold Short, Futures Contracts and Written Option Contracts	(6,347)	3,852	10,007	54,482
Net Change in Unrealized Appreciation (Depreciation) on Investments, Securities Sold Short, Futures Contracts and Written Option Contracts	6,163	2,744	(2,824)	(34,814)
Net Increase (Decrease) in Net Assets Resulting from Operations	17	6,842	8,127	22,649
Dividends and Distributions to Shareholders From:				
Net Investment Income				
Class Z	—	(93)	(1,138)	(2,370)
Advisor Class	—	—	(2)	(3)
Class A	—	(1)	(18)	(41)
Class C	—	—	(16)	—
Class R	—	—	—	—
Institutional Class	—	—	—	—
Net Realized Gains from Security Transactions				
Class Z	—	—	—	(110,949)
Advisor Class	—	—	—	(217)
Class A	—	—	—	(2,018)
Class C	—	—	—	(2,203)
Class R	—	—	—	—
Institutional Class	—	—	—	—
Total Dividends and Distributions	—	(94)	(1,174)	(117,801)
Increase (Decrease) in Net Assets Derived from Capital Share Transactions[1]	(32,801)	118,953	(22,830)	(95,303)
Total Increase (Decrease) in Net Assets	(32,784)	125,701	(15,877)	(190,455)
Net Assets:				
Beginning of Period	154,016	28,315	131,224	321,679
End of Period	$ 121,232	$ 154,016	$ 115,347	$ 131,224
Undistributed Net Investment Income/ (Accumulated Net Investment Loss) — End of Period	$ 421	$ 220	$ 523	$ 753

[1] See Note 5.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Columbus Circle Technology and Communications Fund		Old Mutual Emerging Growth Fund		Old Mutual Focused Fund		Old Mutual Growth Fund	
	4/1/07 to 9/30/07 (Unaudited)	4/1/06 to 3/31/07	4/1/07 to 9/30/07 (Unaudited)	4/1/06 to 3/31/07	4/1/07 to 9/30/07 (Unaudited)	4/1/06 to 3/31/07	4/1/07 to 9/30/07 (Unaudited)	4/1/06 to 3/31/07
	$ (904)	$ (1,955)	$ (960)	$ (1,740)	$ 73	$ 135	$ (1,406)	$ (2,021)
	18,855	14,675	15,768	7,045	1,083	2,090	33,562	15,015
	22,950	(14,106)	11,641	(7,763)	1,648	672	60,012	(2,229)
	40,901	(1,386)	26,449	(2,458)	2,804	2,897	92,168	10,765
	—	—	—	—	—	(74)	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	(7)	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	(81)	—	—
	(6,720)	(60,594)	(8,139)	(18,942)	(3,989)	8,540	(39,050)	(134,537)
	34,181	(61,980)	18,310	(21,400)	(1,185)	11,356	53,118	(123,772)
	161,029	223,009	160,948	182,348	29,058	17,702	532,104	655,876
	$195,210	$161,029	$179,258	$160,948	$ 27,873	$ 29,058	$ 585,222	$ 532,104
	$ (904)	$ —	$ (960)	$ —	$ 142	$ 69	$ (1,408)	$ (2)

STATEMENTS OF CHANGES IN NET ASSETS (000) — continued

	Old Mutual Heitman REIT Fund		Old Mutual Large Cap Fund	
	4/1/07 to 9/30/07 (Unaudited)	4/1/06 to 3/31/07	4/1/07 to 9/30/07 (Unaudited)	4/1/06 to 03/31/07
Investment Activities:				
Net Investment Income (Loss)	$ (548)	$ 1,644	$ 273	$ 771
Net Realized Gain from Security Transactions	25,719	37,378	5,794	17,153
Net Change in Unrealized Appreciation (Depreciation) on Investments	(37,281)	3,392	1,317	3,622
Net Increase (Decrease) in Net Assets Resulting from Operations	(12,110)	42,414	7,384	21,546
Dividends and Distributions to Shareholders From:				
Net Investment Income				
Class Z	(1,336)	(3,959)	—	(707)
Advisor Class	(110)	(285)	—	(1)
Class A	(72)	(7)	—	—
Class C	(2)	(4)	—	—
Class R	—	—	—	—
Class I	—	—	—	—
Net Realized Gains from Security Transactions				
Class Z	(3,538)	(18,463)	—	—
Advisor Class	(490)	(1,369)	—	—
Class A	(14)	(46)	—	—
Class C	(7)	(28)	—	—
Class R	—	—	—	—
Class I	—	—	—	—
Total Dividends and Distributions	(5,569)	(24,161)	—	(708)
Decrease in Net Assets Derived from Capital Share Transactions[1]	(67,967)	(18,967)	(28,315)	(2,019)
Total Increase (Decrease) in Net Assets	(85,646)	(714)	(20,931)	18,819
Net Assets:				
Beginning of Period	198,886	199,600	102,591	83,772
End of Period	$113,240	$198,886	$ 81,660	$ 102,591
Undistributed (Distributions in Excess of) Net Investment Income/ (Accumulated Net Investment Loss) — End of Period	$ (2,116)	$ (48)	$ 442	$ 169

[1] See Note 5.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Large Cap Growth Fund		Old Mutual Large Cap Growth Concentrated Fund		Old Mutual Mid-Cap Fund		Old Mutual Select Growth Fund	
	4/1/07 to 9/30/07 (Unaudited)	4/1/06 to 3/31/07	4/1/07 to 9/30/07 (Unaudited)	4/1/06 to 3/31/07	4/1/07 to 9/30/07 (Unaudited)	4/1/06 to 3/31/07	4/1/07 to 9/30/07 (Unaudited)	4/1/06 to 3/31/07
	$ (104)	$ (327)	$ (189)	$ (538)	$ 287	$ (1,455)	$ (438)	$ (758)
	2,974	8,133	6,013	5,462	26,371	48,902	11,092	6,360
	9,638	(6,149)	13,297	(2,030)	(14,380)	(29,490)	15,636	(1,321)
	12,508	1,657	19,121	2,894	12,278	17,957	26,290	4,281
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	(73,764)	—	—
	—	—	—	—	—	(1,389)	—	—
	—	—	—	—	—	(46)	—	—
	—	—	—	—	—	(69)	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	(75,268)	—	—
	(9,591)	(26,700)	(13,070)	(31,000)	(52,051)	(100,165)	(11,026)	(35,633)
	2,917	(25,043)	6,051	(28,106)	(39,773)	(157,476)	15,264	(31,352)
	86,841	111,884	112,348	140,454	254,188	411,664	118,918	150,270
	$ 89,758	$ 86,841	$118,399	$112,348	$214,415	$ 254,188	$134,182	$ 118,918
	$ (104)	$ —	$ (189)	$ —	$ 309	$ 22	$ (438)	$ —

STATEMENTS OF CHANGES IN NET ASSETS (000) — concluded

	Old Mutual Small Cap Fund		Old Mutual Strategic Small Company Fund	
	4/1/07 to 9/30/07 (Unaudited)	4/1/06 to 3/31/07	4/1/07 to 9/30/07 (Unaudited)	4/1/06 to 3/31/07
Investment Activities:				
Net Investment Income (Loss)	$ 395	$ (184)	$ 39	$ (361)
Net Realized Gain (Loss) from Security Transactions and Futures Contracts	3,456	3,736	3,454	2,717
Net Change in Unrealized Appreciation (Depreciation) on Investments and Futures Contracts	(1,152)	959	349	(872)
Net Increase (Decrease) in Net Assets Resulting from Operations	2,699	4,511	3,842	1,484
Dividends and Distributions to Shareholders From:				
Net Investment Income				
Class Z	—	—	—	—
Advisor Class	—	—	—	—
Class A	—	—	—	—
Class C	—	—	—	—
Class R	—	—	—	—
Class I	—	—	—	—
Net Realized Gains from Security Transactions				
Class Z	—	—	—	(10,783)
Advisor Class	—	—	—	(290)
Class A	—	—	—	(331)
Class C	—	—	—	(22)
Class R	—	—	—	—
Class I	—	—	—	—
Total Dividends and Distributions	—	—	—	(11,426)
Increase (Decrease) in Net Assets Derived from Capital Share Transactions[1]	(6,207)	(8,173)	(6,577)	(1,761)
Total Increase (Decrease) in Net Assets	(3,508)	(3,662)	(2,735)	(11,703)
Net Assets:				
Beginning of Period	46,389	50,051	37,976	49,679
End of Period	$42,881	$46,389	$35,241	$ 37,976
Undistributed (Distributions in Excess of) Net Investment Income/ (Accumulated Net Investment Loss) — End of Period	$ 397	$ 2	$ 43	$ 4

[1] See Note 5.

† The Old Mutual TS&W Mid-Cap Value Fund commenced operations on June 4, 2007.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual TS&W Mid-Cap Value Fund	Old Mutual TS&W Small Cap Value Fund		Old Mutual Cash Reserves Fund		Old Mutual Dwight Intermediate Fixed Income Fund		Old Mutual Dwight Short Term Fixed Income Fund	
	6/4/07† to 9/30/07 (Unaudited)	4/1/07 to 9/30/07 (Unaudited)	4/1/2006 to 3/31/07	4/1/07 to 9/30/07 (Unaudited)	4/1/2006 to 3/31/07	4/1/07 to 9/30/07 (Unaudited)	4/1/2006 to 3/31/07	4/1/07 to 9/30/07 (Unaudited)	4/1/2006 to 3/31/07
	$ 1	$ (230)	$ (375)	$ 800	$ 1,537	$ 193	$ 357	$ 3,680	$ 8,120
	(61)	4,668	7,386	—	—	(79)	24	(118)	(398)
	(59)	(3,851)	(1,357)	—	—	(14)	59	887	3,149
	(119)	587	5,654	800	1,537	100	440	4,449	10,871
	—	—	—	(794)	(1,537)	(172)	(345)	(3,546)	(7,989)
	—	—	—	—	—	—	—	(7)	(20)
	—	—	—	(1)	—	(16)	(10)	(2)	(2)
	—	—	—	(5)	—	(2)	(3)	(5)	(2)
	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—
	—	—	(9,531)	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—
	—	—	(125)	—	—	—	—	—	—
	—	—	(171)	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—
	—	—	(9,827)	(800)	(1,537)	(190)	(358)	(3,560)	(8,013)
	2,924	(9,922)	2,655	2,518	(1,594)	102	444	(14,812)	(69,519)
	2,805	(9,335)	(1,518)	2,518	(1,594)	12	526	(13,923)	(66,661)
	—	68,867	70,385	32,909	34,503	8,257	7,731	188,467	255,128
	$ 2,805	$59,532	$68,867	$35,427	$ 32,909	$8,269	$8,257	$174,544	$188,467
	$ 1	$ (222)	$ 8	$ —	$ —	$ 3	$ —	$ 117	$ (3)

FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout Each Year or Period ended March 31, (unless otherwise noted) and for the Six-Month Period ended September 30, 2007 (unaudited)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
OLD MUTUAL ANALYTIC U.S. LONG/SHORT FUND																
Class Z																
2007<	$14.20	$ 0.02[1]	$ 0.53	$ 0.55	$ —	$ —	$—	$ —	$ —	$14.75	3.87%	$ 87,318	1.32%@	1.47%	0.23%	81.49%
2007	11.70	0.08[1]	2.46	2.54	(0.04)	—	—	(0.04)	—	14.20	21.74%	150,654	1.24%@	1.56%	0.59%	93.42%
2006	10.60	0.05[1]	1.13	1.18	(0.08)	—	—	(0.08)	—	11.70	11.16%	27,771	1.27%@	1.30%	0.47%	208.15%
2005	9.84	0.06[1]	0.77	0.83	(0.07)	—	—	(0.07)	—	10.60	8.49%	55,219	1.28%	1.28%	0.57%	173.71%
2004	7.35	0.05[1]	2.48	2.53	(0.04)	—	—	(0.04)	—	9.84	34.50%	65,668	1.24%	1.25%	0.59%	267.41%
2003	10.42	0.06	(3.06)	(3.00)	(0.07)	—	—	(0.07)	—	7.35	(28.83)%	53,983	1.19%	1.31%	0.62%	212.69%
Class A																
2007<	$14.15	$(0.01)[1]	$ 0.54	$ 0.53	$ —	$ —	$—	$ —	$ —	$14.68	3.75%	$ 11,651	1.64%@	2.23%	(0.08)%	81.49%
2007	11.68	0.05[1]	2.44	2.49	(0.02)	—	—	(0.02)	—	14.15	21.33%	2,546	1.48%@	2.47%	0.39%	93.42%
2006	10.58	0.03[1]	1.13	1.16	(0.06)	—	—	(0.06)	—	11.68	10.97%	387	1.49%@	1.54%	0.29%	208.15%
2005	9.83	0.04[1]	0.77	0.81	(0.06)	—	—	(0.06)	—	10.58	8.21%	177	1.53%	1.53%	0.38%	173.71%
2004†††	8.66	0.03[1]	1.18	1.21	(0.04)	—	—	(0.04)	—	9.83	13.95%	82	1.48%	1.49%	0.41%	267.41%
Class C																
2007<	$13.98	$(0.06)[1]	$ 0.53	$ 0.47	$ —	$ —	$—	$ —	$ —	$14.45	3.36%	$ 4,947	2.41%@	3.04%	(0.86)%	81.49%
2007	11.60	(0.06)[1]	2.42	2.36	—	—	—	—	0.02	13.98	20.52%	816	2.24%@	3.95%	(0.45)%	93.42%
2006	10.53	(0.05)[1]	1.12	1.07	—	—	—	—	—	11.60	10.16%	157	2.25%@	2.29%	(0.50)%	208.15%
2005	9.81	(0.04)[1]	0.76	0.72	—	—	—	—	—	10.53	7.34%	89	2.28%	2.28%	(0.42)%	173.71%
2004†††	8.66	(0.02)[1]	1.18	1.16	(0.01)	—	—	(0.01)	—	9.81	13.41%	78	2.23%	2.24%	(0.35)%	267.41%
Class R																
2007<	$14.17	$(0.09)[1]	$ 0.55	$ 0.46	$ —	$ —	$—	$ —	$ —	$14.63	3.25%	$ —	2.09%@	1,811.96%	(1.17)%	81.49%
2007 [2]	13.51	—[1]	0.66	0.66	—	—	—	—	—	14.17	4.89%	—	1.71%@	4,541.53%	0.04%	93.42%
Institutional Class																
2007<	$14.20	$ 0.02[1]	$ 0.54	$ 0.56	$ —	$ —	$—	$ —	$ —	$14.76	3.94%	$ 17,316	1.22%@	1.39%	0.25%	81.49%
2007 [2]	13.51	0.03[1]	0.66	0.69	—	—	—	—	—	14.20	5.11%	—	1.01%@	2,495.13%	0.73%	93.42%
OLD MUTUAL BARROW HANLEY VALUE FUND																
Class Z																
2007<	$ 8.82	$ 0.07[1]	$ 0.49	$ 0.56	$(0.09)	$ —	$—	$(0.09)	$ —	$ 9.29	6.30%	$ 108,352	1.10%	1.34%	1.52%	10.04%
2007	16.61	0.19[1]	1.37	1.56	(0.21)	(9.14)	—	(9.35)	—	8.82	14.03%	124,884	1.10%	1.43%	1.52%	62.56%
2006	16.65	0.09[1]	0.68	0.77	(0.14)	(0.67)	—	(0.81)	—	16.61	4.69%	311,142	1.37%	1.45%	0.51%	26.88%
2005	15.88	0.06[1]	0.99	1.05	(0.05)	(0.23)	—	(0.28)	—	16.65	6.64%	1,374,194	1.44%	1.46%	0.34%	20.03%
2004	11.84	0.05[1]	4.07	4.12	(0.06)	(0.02)	—	(0.08)	—	15.88	34.82%	1,128,195	1.48%	1.49%	0.36%	24.31%
2003	16.40	0.14	(4.31)	(4.17)	(0.15)	(0.24)	—	(0.39)	—	11.84	(25.73)%	647,508	1.45%	1.52%	1.00%	50.05%
Class A																
2007<	$ 8.80	$ 0.06[1]	$ 0.48	$ 0.54	$(0.07)	$ —	$—	$(0.07)	$ —	$ 9.27	6.13%	$ 2,559	1.35%	2.16%	1.27%	10.04%
2007	16.58	0.15[1]	1.38	1.53	(0.17)	(9.14)	—	(9.31)	—	8.80	13.86%	2,806	1.35%	1.79%	1.27%	62.56%
2006	16.62	0.06[1]	0.65	0.71	(0.08)	(0.67)	—	(0.75)	—	16.58	4.34%	3,791	1.59%	1.66%	0.38%	26.88%
2005	15.86	0.02[1]	1.00	1.02	(0.03)	(0.23)	—	(0.26)	—	16.62	6.41%	5,827	1.69%	1.71%	0.12%	20.03%
2004†††	14.22	0.03[1]	1.69	1.72	(0.06)	(0.02)	—	(0.08)	—	15.86	12.07%	2,555	1.75%	1.76%	0.25%	24.31%
Class C																
2007<	$ 8.62	$ 0.02[1]	$ 0.48	$ 0.50	$(0.04)	$ —	$—	$(0.04)	$ —	$ 9.08	5.82%	$ 3,434	2.10%	2.82%	0.53%	10.04%
2007	16.37	0.06[1]	1.33	1.39	—	(9.14)	—	(9.14)	—	8.62	12.78%	3,283	2.10%	2.56%	0.52%	62.56%
2006	16.46	(0.06)[1]	0.64	0.58	—	(0.67)	—	(0.67)	—	16.37	3.58%	5,988	2.35%	2.42%	(0.37)%	26.88%
2005	15.80	(0.11)[1]	1.00	0.89	—	(0.23)	—	(0.23)	—	16.46	5.62%	10,143	2.44%	2.46%	(0.65)%	20.03%
2004†††	14.22	(0.05)[1]	1.69	1.64	(0.04)	(0.02)	—	(0.06)	—	15.80	11.56%	3,093	2.50%	2.51%	(0.48)%	24.31%
Class R																
2007<	$ 8.81	$ 0.04[1]	$ 0.45	$ 0.49	$(0.06)	$ —	$—	$(0.06)	$ —	$ 9.24	5.58%	$ —	1.60%	5,727.78%	0.97%	10.04%
2007 [2]	8.69	0.03[1]	0.09	0.12	—	—	—	—	—	8.81	1.38%	—	1.66%	4,635.05%	1.36%	62.56%
Institutional Class																
2007<	$ 8.83	$(0.01)[1]	$ 0.56	$ 0.55	$(0.10)	$ —	$—	$(0.10)	$ —	$ 9.28	6.18%	$ 1,002	0.90%	45.29%	(0.18)%	10.04%
2007 [2]	8.69	0.05[1]	0.09	0.14	—	—	—	—	—	8.83	1.61%	—	0.93%	2,546.53%	2.10%	62.56%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS FUND																
Class Z																
2007<	$13.14	$(0.08) [1]	$ 3.63	$ 3.55	$—	$—	$—	$—	$—	$16.69	27.02%	$194,215	1.45%	1.90%	(1.07)%	92.68%
2007	13.04	(0.13) [1]	0.23	0.10	—	—	—	—	—	13.14	0.77%	160,833	1.45%	1.84%	(1.06)%	126.47%
2006	10.40	(0.14) [1]	2.78	2.64	—	—	—	—	—	13.04	25.38%	222,617	1.59%	1.62%	(1.24)%	104.99%
2005	10.77	(0.13) [1]	(0.24)	(0.37)	—	—	—	—	—	10.40	(3.44)%	229,768	1.64%	1.64%	(1.22)%	63.05%
2004	7.31	(0.14) [1]	3.60	3.46	—	—	—	—	—	10.77	47.33%	314,112	1.66%	1.67%	(1.40)%	135.24%
2003	14.79	(0.11) [1]	(7.37)	(7.48)	—	—	—	—	—	7.31	(50.57)%	262,244	1.54%	1.54%	(1.24)%	261.67%
Class A																
2007<	$13.02	$(0.10) [1]	$ 3.60	$ 3.50	$—	$—	$—	$—	$—	$16.52	26.88%	$ 763	1.70%	17.37%	(1.28)%	92.68%
2007	12.96	(0.16) [1]	0.22	0.06	—	—	—	—	—	13.02	0.46%	73	1.70%	8.11%	(1.31)%	126.47%
2006	10.36	(0.17) [1]	2.77	2.60	—	—	—	—	—	12.96	25.10%	67	1.83%	1.87%	(1.48)%	104.99%
2005	10.75	(0.15) [1]	(0.24)	(0.39)	—	—	—	—	—	10.36	(3.63)%	53	1.90%	1.90%	(1.47)%	63.05%
2004††	9.69	(0.08) [1]	1.14	1.06	—	—	—	—	—	10.75	10.94%	55	1.86%	1.87%	(1.56)%	135.24%
Class C																
2007<	$12.68	$(0.14) [1]	$ 3.49	$ 3.35	$—	$—	$—	$—	$—	$16.03	26.42%	$ 232	2.45%	17.36%	(2.02)%	92.68%
2007	12.72	(0.25) [1]	0.21	(0.04)	—	—	—	—	—	12.68	(0.31)%	123	2.45%	6.06%	(2.06)%	126.47%
2006	10.24	(0.25) [1]	2.73	2.48	—	—	—	—	—	12.72	24.22%	124	2.57%	2.61%	(2.19)%	104.99%
2005	10.71	(0.23) [1]	(0.24)	(0.47)	—	—	—	—	—	10.24	(4.39)%	53	2.65%	2.65%	(2.22)%	63.05%
2004††	9.69	(0.13) [1]	1.15	1.02	—	—	—	—	—	10.71	10.53%	55	2.61%	2.62%	(2.31)%	135.24%
Class R																
2007<	$13.11	$(0.12) [1]	$ 3.60	$ 3.48	$—	$—	$—	$—	$—	$16.59	26.54%	$ —	1.95%	5,417.95%	(1.64)%	92.68%
2007 [2]	13.02	(0.06) [1]	0.15	0.09	—	—	—	—	—	13.11	0.69%	—	2.00%	4,637.59%	(1.56)%	126.47%
Institutional Class																
2007<	$13.14	$(0.07) [1]	$ 3.65	$ 3.58	$—	$—	$—	$—	$—	$16.72	27.25%	$ —	1.20%	2,230.70%	(0.89)%	92.68%
2007 [2]	13.02	(0.03) [1]	0.15	0.12	—	—	—	—	—	13.14	0.92%	—	1.22%	2,547.92%	(0.80)%	126.47%
OLD MUTUAL EMERGING GROWTH FUND																
Class Z																
2007<	$15.79	$(0.10) [1]	$ 2.76	$ 2.66	$—	$—	$—	$—	$—	$18.45	16.85%	$179,193	1.30%	1.57%	(1.12)%	62.98%
2007	15.83	(0.16) [1]	0.12	(0.04)	—	—	—	—	—	15.79	(0.25)%	160,761	1.30%	1.57%	(1.08)%	221.65%
2006	12.42	(0.17) [1]	3.58	3.41	—	—	—	—	—	15.83	27.46%	182,191	1.43%	1.45%	(1.23)%	157.70%
2005	12.66	(0.16) [1]	(0.08)	(0.24)	—	—	—	—	—	12.42	(1.90)%	184,294	1.46%	1.47%	(1.36)%	68.28%
2004	7.94	(0.16) [1]	4.88	4.72	—	—	—	—	—	12.66	59.45%	278,178	1.40%	1.41%	(1.30)%	96.38%
2003	14.23	(0.14)	(6.15)	(6.29)	—	—	—	—	—	7.94	(44.20)%	201,460	1.55%	1.55%	(1.44)%	218.32%
Class A																
2007<	$15.63	$(0.07) [1]	$ 2.68	$ 2.61	$—	$—	$—	$—	$—	$18.24	16.70%	$ 6	1.55%	41.40%	(0.83)%	62.98%
2007	15.71	(0.20) [1]	0.12	(0.08)	—	—	—	—	—	15.63	(0.51)%	65	1.55%	8.19%	(1.33)%	221.65%
2006	12.36	(0.20) [1]	3.55	3.35	—	—	—	—	—	15.71	27.10%	65	1.68%	1.70%	(1.48)%	157.70%
2005	12.63	(0.19) [1]	(0.08)	(0.27)	—	—	—	—	—	12.36	(2.14)%	51	1.71%	1.72%	(1.61)%	68.28%
2004††	12.03	(0.10) [1]	0.70	0.60	—	—	—	—	—	12.63	4.99%	53	1.62%	1.63%	(1.57)%	96.38%
Class C																
2007<	$15.23	$(0.15) [1]	$ 2.62	$ 2.47	$—	$—	$—	$—	$—	$17.70	16.22%	$ 59	2.30%	19.04%	(1.88)%	62.98%
2007	15.42	(0.30) [1]	0.11	(0.19)	—	—	—	—	—	15.23	(1.23)%	122	2.30%	6.89%	(2.08)%	221.65%
2006	12.22	(0.30) [1]	3.50	3.20	—	—	—	—	—	15.42	26.19%	92	2.41%	2.44%	(2.21)%	157.70%
2005	12.59	(0.28) [1]	(0.09)	(0.37)	—	—	—	—	—	12.22	(2.94)%	51	2.46%	2.47%	(2.36)%	68.28%
2004††	12.03	(0.15) [1]	0.71	0.56	—	—	—	—	—	12.59	4.66%	52	2.37%	2.38%	(2.32)%	96.38%
Class R																
2007<	$15.76	$(0.15) [1]	$ 2.72	$ 2.57	$—	$—	$—	$—	$—	$18.33	16.31%	$ —	1.80%	5,392.17%	(1.69)%	62.98%
2007 [2]	15.20	(0.07) [1]	0.63	0.56	—	—	—	—	—	15.76	3.68%	—	1.85%	4,571.29%	(1.75)%	221.65%
Institutional Class																
2007<	$15.79	$(0.08) [1]	$ 2.75	$ 2.67	$—	$—	$—	$—	$—	$18.46	16.91%	$ —	1.05%	2,224.40%	(0.97)%	62.98%
2007 [2]	15.20	(0.04) [1]	0.63	0.59	—	—	—	—	—	15.79	3.88%	—	1.07%	2,511.60%	(0.98)%	221.65%

FINANCIAL HIGHLIGHTS — continued

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED MARCH 31, (UNLESS OTHERWISE NOTED) AND FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2007 (UNAUDITED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
OLD MUTUAL FOCUSED FUND																
Class Z																
2007<	$23.53	$ 0.07 [1]	$ 2.37	$ 2.44	$ —	$—	$—	$ —	$—	$25.97	10.37%	$ 24,049	1.15%	1.39%	0.56%	31.86%
2007	20.36	0.13 [1]	3.10	3.23	(0.06)	—	—	(0.06)	—	23.53	15.85%	25,555	1.15%	1.44%	0.57%	95.63%
2006	18.61	0.02 [1]	1.82	1.84	(0.09)	—	—	(0.09)	—	20.36	9.88%	17,566	1.39%	1.47%	0.08%	110.47%
2005	17.19	0.07 [1]	1.35	1.42	—	—	—	—	—	18.61	8.26%	19,724	1.49%	1.62%	0.42%	192.04%
2004	12.01	(0.02) [1]	5.20	5.18	—	—	—	—	—	17.19	43.13%	26,574	1.50%	1.54%	(0.15)%	240.63%
2003	16.20	(0.02)	(4.17)	(4.19)	—	—	—	—	—	12.01	(25.86)%	23,293	1.50%	1.50%	(0.23)%	281.70%
Class A																
2007<	$23.39	$ 0.04 [1]	$ 2.36	$ 2.40	$ —	$—	$—	$ —	$—	$25.79	10.26%	$ 3,387	1.40%	1.85%	0.32%	31.86%
2007	20.29	0.12 [1]	3.03	3.15	(0.05)	—	—	(0.05)	—	23.39	15.52%	3,265	1.40%	1.73%	0.50%	95.63%
2006	18.55	(0.03) [1]	1.81	1.78	(0.04)	—	—	(0.04)	—	20.29	9.59%	69	1.64%	1.72%	(0.15)%	110.47%
2005	17.17	0.03 [1]	1.35	1.38	—	—	—	—	—	18.55	8.04%	63	1.74%	1.87%	0.20%	192.04%
2004††	14.79	(0.03) [1]	2.41	2.38	—	—	—	—	—	17.17	16.09%	58	1.77%	1.85%	(0.36)%	240.63%
Class C																
2007<	$22.88	$(0.05) [1]	$ 2.30	$ 2.25	$ —	$—	$—	$ —	$—	$25.13	9.83%	$ 437	2.15%	9.77%	(0.40)%	31.86%
2007	19.95	(0.07) [1]	3.00	2.93	—	—	—	—	—	22.88	14.69%	238	2.15%	5.22%	(0.33)%	95.63%
2006	18.34	(0.17) [1]	1.78	1.61	—	—	—	—	—	19.95	8.78%	67	2.39%	2.47%	(0.90)%	110.47%
2005	17.10	(0.10) [1]	1.34	1.24	—	—	—	—	—	18.34	7.25%	62	2.49%	2.62%	(0.55)%	192.04%
2004††	14.79	(0.09) [1]	2.40	2.31	—	—	—	—	—	17.10	15.62%	58	2.52%	2.60%	(1.11)%	240.63%
Class R																
2007<	$23.48	$(0.01) [1]	$ 2.29	$ 2.28	$ —	$—	$—	$ —	$—	$25.76	9.71%	$ —	1.65%	5,811.52%	(0.04)%	31.86%
2007 [2]	24.26	— [1]	(0.78)	(0.78)	—	—	—	—	—	23.48	(3.22)%	—	1.71%	4,740.42%	0.40%	95.63%
Institutional Class																
2007<	$23.54	$ 0.10 [1]	$ 2.34	$ 2.44	$ —	$—	$—	$ —	$—	$25.98	10.37%	$ —	0.80%	2,408.94%	0.80%	31.86%
2007 [2]	24.26	0.06 [1]	(0.78)	(0.72)	—	—	—	—	—	23.54	(2.97)%	—	0.83%	2,604.40%	0.91%	95.63%
OLD MUTUAL GROWTH FUND																
Class Z																
2007<	$23.90	$(0.07) [1]	$ 4.36	$ 4.29	$ —	$—	$—	$ —	$—	$28.19	17.95%	$ 584,987	1.10%	1.35%	(0.50)%	40.01%
2007	23.21	(0.08) [1]	0.77	0.69	—	—	—	—	—	23.90	2.97%	531,797	1.10%	1.33%	(0.36)%	93.58%
2006	18.36	(0.12) [1]	4.97	4.85	—	—	—	—	—	23.21	26.42%	655,520	1.35%	1.37%	(0.61)%	102.94%
2005	18.34	(0.19) [1]	0.21	0.02	—	—	—	—	—	18.36	0.11%	714,903	1.40%	1.40%	(1.16)%	36.93%
2004	13.90	(0.20) [1]	4.64	4.44	—	—	—	—	—	18.34	31.94%	986,917	1.38%	1.39%	(1.16)%	163.61%
2003	18.94	(0.17) [1]	(4.87)	(5.04)	—	—	—	—	—	13.90	(26.61)%	1,118,887	1.42%	1.42%	(1.12)%	167.87%
Class A																
2007<	$23.70	$(0.05) [1]	$ 4.27	$ 4.22	$ —	$—	$—	$ —	$—	$27.92	17.81%	$ 56	1.35%	23.62%	(0.40)%	40.01%
2007	23.07	(0.13) [1]	0.76	0.63	—	—	—	—	—	23.70	2.73%	96	1.35%	5.41%	(0.56)%	93.58%
2006	18.29	(0.14) [1]	4.92	4.78	—	—	—	—	—	23.07	26.13%	224	1.55%	1.57%	(0.67)%	102.94%
2005	18.32	(0.25) [1]	0.22	(0.03)	—	—	—	—	—	18.29	(0.16)%	55	1.65%	1.65%	(1.41)%	36.93%
2004††	16.68	(0.13) [1]	1.77	1.64	—	—	—	—	—	18.32	9.83%	55	1.61%	1.62%	(1.42)%	163.61%
Class C																
2007<	$23.08	$(0.19) [1]	$ 4.20	$ 4.01	$ —	$—	$—	$ —	$—	$27.09	17.37%	$ 179	2.10%	19.00%	(1.50)%	40.01%
2007	22.64	(0.30) [1]	0.74	0.44	—	—	—	—	—	23.08	1.94%	145	2.10%	5.91%	(1.36)%	93.58%
2006	18.09	(0.30) [1]	4.85	4.55	—	—	—	—	—	22.64	25.15%	68	2.34%	2.36%	(1.53)%	102.94%
2005	18.25	(0.38) [1]	0.22	(0.16)	—	—	—	—	—	18.09	(0.88)%	54	2.40%	2.40%	(2.16)%	36.93%
2004††	16.68	(0.20) [1]	1.77	1.57	—	—	—	—	—	18.25	9.41%	55	2.36%	2.37%	(2.17)%	163.61%
Class R																
2007<	$23.87	$(0.13) [1]	$ 4.27	$ 4.14	$ —	$—	$—	$ —	$—	$28.01	17.34%	$ —	1.60%	5,325.82%	(0.99)%	40.01%
2007 [2]	23.05	(0.06) [1]	0.88	0.82	—	—	—	—	—	23.87	3.56%	—	1.65%	4,579.04%	(0.98)%	93.58%
Institutional Class																
2007<	$23.91	$(0.05) [1]	$ 4.35	$ 4.30	$ —	$—	$—	$ —	$—	$28.21	17.98%	$ —	0.95%	2,206.97%	(0.39)%	40.01%
2007 [2]	23.05	(0.02) [1]	0.88	0.86	—	—	—	—	—	23.91	3.73%	—	0.97%	2,515.87%	(0.30)%	93.58%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
OLD MUTUAL HEITMAN REIT FUND																
Class Z																
2007<	$15.34	$(0.06)[1]	$(1.20)	$(1.26)	$(0.17)	$(0.48)	$ —	$(0.65)	$—	$13.43	(8.02)%	$ 98,746	1.25%	1.36%	(0.78)%	39.19%
2007	14.28	0.12[1]	2.57	2.69	(0.30)	(1.33)	—	(1.63)	—	15.34	19.20%	181,763	1.25%	1.30%	0.79%	67.95%
2006	11.77	0.10[1]	4.07	4.17	(0.19)	(1.36)	(0.11)[3]	(1.66)	—	14.28	37.47%	182,951	1.31%	1.31%	0.73%	69.95%
2005	11.66	0.30[1]	1.01^^^^	1.31	(0.29)	(0.91)	—	(1.20)	—	11.77	10.96%	145,088	1.31%	1.31%	2.52%	82.58%
2004	8.06	0.31[1]	3.80	4.11	(0.34)	(0.12)	(0.05)[3]	(0.51)	—	11.66	52.08%	133,980	1.30%	1.31%	3.15%	78.20%
2003	9.58	0.30[1]	(0.87)	(0.57)	(0.31)	(0.61)	(0.03)[3]	(0.95)	—	8.06	(5.73)%	70,039	1.27%	1.33%	3.42%	110.81%
Class A																
2007<	$15.34	$ 0.58[1]	$(1.85)	$(1.27)	$(0.18)	$(0.48)	$ —	$(0.66)	$—	$13.41	(8.13)%	$ 14,283	1.50%	3.62%	8.50%	39.19%
2007	14.28	0.08[1]	2.57	2.65	(0.26)	(1.33)	—	(1.59)	—	15.34	18.89%	389	1.50%	2.71%	0.56%	67.95%
2006	11.77	0.07[1]	4.07	4.14	(0.16)	(1.36)	(0.11)[3]	(1.63)	—	14.28	37.16%	267	1.56%	1.56%	0.54%	69.95%
2005	11.66	0.27[1]	1.01^^^^	1.28	(0.26)	(0.91)	—	(1.17)	—	11.77	10.70%	68	1.56%	1.56%	2.27%	82.58%
2004††	9.84	0.14[1]	2.02	2.16	(0.20)	(0.12)	(0.02)[3]	(0.34)	—	11.66	22.35%	61	1.56%	1.57%	2.63%	78.20%
Class C																
2007<	$15.32	$(0.13)[1]	$(1.20)	$(1.33)	$(0.10)	$(0.48)	$ —	$(0.58)	$—	$13.41	(8.48)%	$ 211	2.25%	9.09%	(1.89)%	39.19%
2007	14.25	—[1]	2.54	2.54	(0.14)	(1.33)	—	(1.47)	—	15.32	18.07%	388	2.25%	3.35%	(0.03)%	67.95%
2006	11.75	(0.04)[1]	4.08	4.04	(0.07)	(1.36)	(0.11)[3]	(1.54)	—	14.25	36.17%	533	2.31%	2.31%	(0.28)%	69.95%
2005	11.65	0.18[1]	1.01^^^^	1.19	(0.18)	(0.91)	—	(1.09)	—	11.75	9.88%	236	2.31%	2.31%	1.54%	82.58%
2004††	9.84	0.03[1]	2.09	2.12	(0.17)	(0.12)	(0.02)[3]	(0.31)	—	11.65	21.90%	156	2.30%	2.31%	0.63%	78.20%
Class R																
2007<	$15.34	$(0.09)[1]	$(1.26)	$(1.35)	$(0.14)	$(0.48)	$ —	$(0.62)	$—	$13.37	(8.60)%	$ —	1.75%	6,179.53%	(1.31)%	39.19%
2007[2]	15.00	0.06[1]	0.41	0.47	(0.13)	—	—	(0.13)	—	15.34	3.15%	—	1.78%	4,432.43%	1.40%	67.95%
Institutional Class																
2007<	$15.34	$(0.04)[1]	$(1.22)	$(1.26)	$(0.20)	$(0.48)	$ —	$(0.68)	$—	$13.40	(8.03)%	$ —	0.95%	2,586.37%	(0.51)%	39.19%
2007[2]	15.00	0.10[1]	0.40	0.50	(0.16)	—	—	(0.16)	—	15.34	3.37%	—	0.96%	2,435.56%	2.22%	67.95%

FINANCIAL HIGHLIGHTS — continued

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED MARCH 31, (UNLESS OTHERWISE NOTED) AND FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2007 (UNAUDITED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
OLD MUTUAL LARGE CAP FUND																
Class Z																
2007<	$15.36	$ 0.05 [1]	$ 1.22	$ 1.27	$ —	$—	$—	$ —	$—	$16.63	8.27%	$ 80,849	1.15%	1.42%	0.62%	30.46%
2007	13.13	0.09 [1]	2.19	2.28	(0.05)	—	—	(0.05)	—	15.36	17.32%	101,625	1.15%	1.22%	0.58%	176.89%
2006	12.13	0.08 [1]	0.99	1.07	(0.07)	—	—	(0.07)	—	13.13	8.86%	83,294	1.23%	1.24%	0.64%	77.33%
2005	11.93	0.08 [1]	0.25	0.33	(0.13)	—	—	(0.13)	—	12.13	2.73%	122,043	1.21%	1.21%	0.69%	152.98%
2004	9.50	0.15 [1]	2.43	2.58	(0.15)	—	—	(0.15)	—	11.93	27.20%	214,710	1.20%	1.21%	1.34%	252.96%
2003	13.34	0.13 [1]	(3.82)	(3.69)	(0.15)	—	—	(0.15)	—	9.50	(27.73)%	283,989	1.20%	1.20%	1.18%	428.30%
Advisor Class																
2007<	$15.30	$ 0.03 [1]	$ 1.21	$ 1.24	$ —	$—	$—	$ —	$—	$16.54	8.10%	$ 66	1.40%	5.71%	0.36%	30.46%
2007	13.09	0.05 [1]	2.18	2.23	(0.02)	—	—	(0.02)	—	15.30	17.04%	467	1.40%	2.34%	0.37%	176.89%
2006	12.10	0.05 [1]	0.98	1.03	(0.04)	—	—	(0.04)	—	13.09	8.51%	358	1.48%	1.49%	0.40%	77.33%
2005	11.89	0.05 [1]	0.25	0.30	(0.09)	—	—	(0.09)	—	12.10	2.53%	441	1.46%	1.46%	0.44%	152.98%
2004	9.48	0.12 [1]	2.42	2.54	(0.13)	—	—	(0.13)	—	11.89	26.81%	723	1.45%	1.46%	1.03%	252.96%
2003	13.30	0.09 [1]	(3.79)	(3.70)	(0.12)	—	—	(0.12)	—	9.48	(27.86)%	451	1.45%	1.45%	0.86%	428.30%
Class A																
2007<	$15.32	$ 0.03 [1]	$ 1.21	$ 1.24	$ —	$—	$—	$ —	$—	$16.56	8.09%	$ 671	1.40%	5.08%	0.42%	30.46%
2007	13.12	0.04 [1]	2.19	2.23	(0.03)	—	—	(0.03)	—	15.32	16.99%	374	1.40%	4.48%	0.29%	176.89%
2006	12.12	0.05 [1]	0.99	1.04	(0.04)	—	—	(0.04)	—	13.12	8.61%	61	1.48%	1.49%	0.38%	77.33%
2005	11.92	0.06 [1]	0.24	0.30	(0.10)	—	—	(0.10)	—	12.12	2.50%	56	1.46%	1.46%	0.47%	152.98%
2004††	11.08	0.05 [1]	0.93	0.98	(0.14)	—	—	(0.14)	—	11.92	8.91%	54	1.45%	1.46%	0.86%	252.96%
Class C																
2007<	$15.13	$(0.04) [1]	$ 1.20	$ 1.16	$ —	$—	$—	$ —	$—	$16.29	7.67%	$ 74	2.15%	16.42%	(0.46)%	30.46%
2007	13.02	(0.06) [1]	2.17	2.11	—	—	—	—	—	15.13	16.21%	125	2.15%	7.38%	(0.42)%	176.89%
2006	12.09	(0.05) [1]	0.98	0.93	—	—	—	—	—	13.02	7.69%	59	2.23%	2.24%	(0.37)%	77.33%
2005	11.89	(0.03) [1]	0.25	0.22	(0.02)	—	—	(0.02)	—	12.09	1.81%	55	2.21%	2.21%	(0.29)%	152.98%
2004††	11.08	0.01 [1]	0.92	0.93	(0.12)	—	—	(0.12)	—	11.89	8.49%	54	2.20%	2.21%	0.11%	252.96%
Class R																
2007<	$15.34	$ 0.01 [1]	$ 1.15	$ 1.16	$ —	$—	$—	$ —	$—	$16.50	7.56%	$ —	1.65%	5,422.11%	0.08%	30.46%
2007 [2]	15.68	(0.01) [1]	(0.33)	(0.34)	—	—	—	—	—	15.34	(2.17)%	—	1.71%	4,528.14%	(0.16)%	176.89%
Institutional Class																
2007<	$15.38	$ 0.07 [1]	$ 1.18	$ 1.25	$ —	$—	$—	$ —	$—	$16.63	8.13%	$ —	0.85%	2,375.19%	0.88%	30.46%
2007 [2]	15.68	0.03 [1]	(0.33)	(0.30)	—	—	—	—	—	15.38	(1.91)%	—	0.87%	2,589.54%	0.68%	176.89%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
OLD MUTUAL LARGE CAP GROWTH FUND																
Class Z																
2007<	$ 23.38	$ (0.03)[1]	$ 3.63	$ 3.60	$—	$—	$ —	$—	$—	$ 26.98	15.40%	$ 89,536	1.25%	1.51%	(0.24)%	35.73%
2007	22.82	(0.08)[1]	0.64	0.56	—	—	—	—	—	23.38	2.45%	86,240	1.25%	1.43%	(0.34)%	140.62%
2006	19.20	(0.10)[1]	3.72	3.62	—	—	—	—	—	22.82	18.85%	111,398	1.31%	1.33%	(0.49)%	110.59%
2005	19.80	(0.08)[1]	(0.52)	(0.60)	—	—	—	—	—	19.20	(3.03)%	143,955	1.32%	1.32%	(0.43)%	35.70%
2004	15.10	(0.15)[1]	4.85	4.70	—	—	—	—	—	19.80	31.13%	184,688	1.34%	1.35%	(0.83)%	63.17%
2003	19.67	(0.11)[1]	(4.46)	(4.57)	—	—	—	—	—	15.10	(23.23)%	172,972	1.33%	1.33%	(0.67)%	124.58%
Class A																
2007<	$ 23.17	$ (0.06)[1]	$ 3.60	$ 3.54	$—	$—	$ —	$—	$—	$ 26.71	15.28%	$ 215	1.50%	16.48%	(0.49)%	35.73%
2007	22.67	(0.14)[1]	0.64	0.50	—	—	—	—	—	23.17	2.21%	169	1.50%	4.49%	(0.61)%	140.62%
2006	19.12	(0.15)[1]	3.70	3.55	—	—	—	—	—	22.67	18.57%	65	1.56%	1.57%	(0.70)%	110.59%
2005	19.77	(0.14)[1]	(0.51)	(0.65)	—	—	—	—	—	19.12	(3.29)%	55	1.57%	1.57%	(0.72)%	35.70%
2004†††	17.45	(0.14)[1]	2.46	2.32	—	—	—	—	—	19.77	13.30%	77	1.58%	1.59%	(1.09)%	63.17%
Class C																
2007<	$ 22.54	$ (0.15)[1]	$ 3.49	$ 3.34	$—	$—	$ —	$—	$—	$ 25.88	14.82%	$ 7	2.25%	39.13%	(1.26)%	35.73%
2007	22.22	(0.29)[1]	0.61	0.32	—	—	—	—	—	22.54	1.44%	83	2.25%	7.59%	(1.34)%	140.62%
2006	18.88	(0.30)[1]	3.64	3.34	—	—	—	—	—	22.22	17.69%	79	2.31%	2.32%	(1.44)%	110.59%
2005	19.67	(0.27)[1]	(0.52)	(0.79)	—	—	—	—	—	18.88	(4.02)%	67	2.32%	2.32%	(1.40)%	35.70%
2004†††	17.45	(0.23)[1]	2.45	2.22	—	—	—	—	—	19.67	12.72%	56	2.33%	2.34%	(1.83)%	63.17%
Class R																
2007<	$ 23.35	$ (0.10)[1]	$ 3.54	$ 3.44	$—	$—	$ —	$—	$—	$ 26.79	14.73%	$ —	1.75%	5,684.34%	(0.77)%	35.73%
2007 [2]	23.37	(0.05)[1]	0.03	(0.02)	—	—	—	—	—	23.35	(0.09)%	—	1.80%	4,649.93%	(0.84)%	140.62%
Institutional Class																
2007<	$ 23.40	$ —[1]	$ 3.62	$ 3.62	$—	$—	$ —	$—	$—	$ 27.02	15.47%	$ —	0.95%	2,353.83%	0.02%	35.73%
2007 [2]	23.37	—[1]	0.03	0.03	—	—	—	—	—	23.40	0.13%	—	0.97%	2,554.60%	(0.01)%	140.62%
OLD MUTUAL LARGE CAP GROWTH CONCENTRATED FUND																
Class Z																
2007<	$ 18.28	$ (0.03)[1]	$ 3.39	$ 3.36	$—	$—	$ —	$—	$—	$ 21.64	18.38%	$ 116,091	1.25%	1.61%	(0.33)%	42.01%
2007	17.78	(0.08)[1]	0.58	0.50	—	—	—	—	—	18.28	2.81%	111,341	1.25%	1.51%	(0.44)%	157.06%
2006	14.03	(0.14)[1]	3.89	3.75	—	—	—	—	—	17.78	26.73%	140,148	1.41%	1.44%	(0.90)%	128.58%
2005	15.12	(0.09)[1]	(1.00)	(1.09)	—	—	—	—	—	14.03	(7.21)%	153,215	1.46%	1.46%	(0.64)%	41.95%
2004	11.35	(0.17)[1]	3.94	3.77	—	—	—	—	—	15.12	33.22%	217,059	1.46%	1.47%	(1.24)%	73.65%
2003	15.15	(0.09)[1]	(3.71)	(3.80)	—	—	—	—	—	11.35	(25.08)%	209,192	1.48%	1.48%	(0.74)%	156.30%
Class A																
2007<	$ 18.11	$ (0.06)[1]	$ 3.37	$ 3.31	$—	$—	$ —	$—	$—	$ 21.42	18.28%	$ 1,012	1.50%	3.56%	(0.58)%	42.01%
2007	17.66	(0.12)[1]	0.57	0.45	—	—	—	—	—	18.11	2.55%	660	1.50%	2.78%	(0.67)%	157.06%
2006	13.97	(0.17)[1]	3.86	3.69	—	—	—	—	—	17.66	26.41%	84	1.64%	1.68%	(1.05)%	128.58%
2005	15.10	(0.13)[1]	(1.00)	(1.13)	—	—	—	—	—	13.97	(7.48)%	52	1.71%	1.71%	(0.88)%	41.95%
2004††	13.31	(0.12)[1]	1.91	1.79	—	—	—	—	—	15.10	13.45%	57	1.70%	1.71%	(1.56)%	73.65%
Class C																
2007<	$ 17.65	$ (0.12)[1]	$ 3.26	$ 3.14	$—	$—	$ —	$—	$—	$ 20.79	17.79%	$ 1,296	2.25%	7.04%	(1.25)%	42.01%
2007	17.34	(0.25)[1]	0.56	0.31	—	—	—	—	—	17.65	1.79%	226	2.25%	5.00%	(1.45)%	157.06%
2006	13.82	(0.29)[1]	3.81	3.52	—	—	—	—	—	17.34	25.47%	110	2.41%	2.44%	(1.84)%	128.58%
2005	15.05	(0.24)[1]	(0.99)	(1.23)	—	—	—	—	—	13.82	(8.17)%	62	2.46%	2.46%	(1.60)%	41.95%
2004††	13.31	(0.17)[1]	1.91	1.74	—	—	—	—	—	15.05	13.07%	57	2.45%	2.46%	(2.31)%	73.65%
Class R																
2007<	$ 18.25	$ (0.08)[1]	$ 3.32	$ 3.24	$—	$—	$ —	$—	$—	$ 21.49	17.75%	$ —	1.75%	5,685.99%	(0.85)%	42.01%
2007 [2]	18.33	(0.05)[1]	(0.03)	(0.08)	—	—	—	—	—	18.25	(0.44)%	—	1.80%	4,666.84%	(1.00)%	157.06%
Institutional Class																
2007<	$ 18.29	$ (0.01)[1]	$ 3.38	$ 3.37	$—	$—	$ —	$—	$—	$ 21.66	18.43%	$ —	0.95%	2,347.73%	(0.06)%	42.01%
2007 [2]	18.33	(0.01)[1]	(0.03)	(0.04)	—	—	—	—	—	18.29	(0.22)%	—	0.97%	2,564.04%	(0.16)%	157.06%

FINANCIAL HIGHLIGHTS — continued

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED MARCH 31, (UNLESS OTHERWISE NOTED) AND FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2007 (UNAUDITED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
OLD MUTUAL MID-CAP FUND																
Class Z																
2007<	$16.39	$ 0.02 [1]	$ 0.82	$ 0.84	$ —	$ —	$—	$ —	$ —	$17.23	5.13%	$ 210,181	1.20%	1.39%	0.25%	57.32%
2007	19.46	(0.08) [1]	1.11	1.03	—	(4.10)	—	(4.10)	—	16.39	7.91%	247,662	1.20%	1.38%	(0.45)%	99.00%
2006	17.97	(0.05) [1]	3.09	3.04	(0.01)	(1.54)	—	(1.55)	—	19.46	17.52%	403,953	1.32%	1.35%	(0.25)%	81.91%
2005	17.93	(0.03) [1]	1.73	1.70	—	(1.66)	—	(1.66)	—	17.97	9.59%	455,657	1.33%	1.33%	(0.18)%	116.71%
2004	12.29	(0.07) [1]	5.71	5.64	—	—	—	—	—	17.93	45.89%	452,530	1.37%	1.38%	(0.47)%	143.80%
2003	15.74	(0.04) [1]	(3.41)	(3.45)	—	—	—	—	—	12.29	(21.92)%	288,030	1.40%	1.40%	(0.33)%	195.22%
Advisor Class																
2007<	$16.09	$ — [1]	$ 0.79	$ 0.79	$ —	$ —	$—	$ —	$ —	$16.88	4.91%	$ 2,460	1.45%	1.80%	0.02%	57.32%
2007	19.22	(0.12) [1]	1.09	0.97	—	(4.10)	—	(4.10)	—	16.09	7.66%	6,039	1.45%	1.61%	(0.69)%	99.00%
2006	17.79	(0.09) [1]	3.06	2.97	—	(1.54)	—	(1.54)	—	19.22	17.26%	7,222	1.57%	1.60%	(0.49)%	81.91%
2005	17.82	(0.07) [1]	1.70	1.63	—	(1.66)	—	(1.66)	—	17.79	9.25%	8,416	1.58%	1.58%	(0.37)%	116.71%
2004	12.25	(0.11) [1]	5.68	5.57	—	—	—	—	—	17.82	45.47%	6,493	1.62%	1.63%	(0.72)%	143.80%
2003	15.72	(0.07) [1]	(3.40)	(3.47)	—	—	—	—	—	12.25	(22.07)%	1,634	1.65%	1.65%	(0.54)%	195.22%
Class A																
2007<	$16.20	$ 0.01 [1]	$ 0.80	$ 0.81	$ —	$ —	$—	$ —	$ —	$17.01	5.00%	$ 1,590	1.45%	4.96%	0.15%	57.32%
2007	19.32	(0.12) [1]	1.10	0.98	—	(4.10)	—	(4.10)	—	16.20	7.66%	150	1.45%	3.77%	(0.71)%	99.00%
2006	17.88	(0.09) [1]	3.07	2.98	—	(1.54)	—	(1.54)	—	19.32	17.23%	199	1.58%	1.60%	(0.49)%	81.91%
2005	17.90	(0.07) [1]	1.71	1.64	—	(1.66)	—	(1.66)	—	17.88	9.26%	258	1.58%	1.58%	(0.39)%	116.71%
2004†††	14.59	(0.08) [1]	3.39	3.31	—	—	—	—	—	17.90	22.69%	191	1.62%	1.63%	(0.69)%	143.80%
Class C																
2007<	$15.63	$ (0.06) [1]	$ 0.77	$ 0.71	$ —	$ —	$—	$ —	$ —	$16.34	4.54%	$ 184	2.20%	10.66%	(0.75)%	57.32%
2007	18.92	(0.24) [1]	1.05	0.81	—	(4.10)	—	(4.10)	—	15.63	6.82%	337	2.20%	3.76%	(1.44)%	99.00%
2006	17.66	(0.23) [1]	3.03	2.80	—	(1.54)	—	(1.54)	—	18.92	16.41%	290	2.31%	2.34%	(1.25)%	81.91%
2005	17.82	(0.18) [1]	1.68	1.50	—	(1.66)	—	(1.66)	—	17.66	8.50%	169	2.33%	2.33%	(1.01)%	116.71%
2004†††	14.59	(0.16) [1]	3.39	3.23	—	—	—	—	—	17.82	22.14%	92	2.37%	2.38%	(1.43)%	143.80%
Class R																
2007<	$16.37	$ (0.03) [1]	$ 0.76	$ 0.73	$ —	$ —	$—	$ —	$ —	$17.10	4.46%	$ —	1.70%	5,725.07%	(0.29)%	57.32%
2007 [2]	16.09	(0.04) [1]	0.32	0.28	—	—	—	—	—	16.37	1.74%	—	1.74%	4,592.05%	(0.98)%	99.00%
Institutional Class																
2007<	$16.40	$ 0.04 [1]	$ 0.80	$ 0.84	$ —	$ —	$—	$ —	$ —	$17.24	5.12%	$ —	1.00%	2,362.99%	0.41%	57.32%
2007 [2]	16.09	(0.01) [1]	0.32	0.31	—	—	—	—	—	16.40	1.93%	—	1.03%	2,523.01%	(0.25)%	99.00%

The accompanying notes are an integral part of the financial statements.

Old Mutual Select Growth Fund

	Net Asset Value Beginning of Period	Net Investment Income (Loss)	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
Class Z																
2007<	$25.56	$(0.10)[1]	$6.14	$6.04	$—	$—	$—	$—	$—	$31.60	23.63%	$134,005	1.25%	1.69%	(0.71)%	75.75%
2007	24.63	(0.14)[1]	1.07	0.93	—	—	—	—	—	25.56	3.78%	118,721	1.25%	1.61%	(0.58)%	201.17%
2006	19.95	(0.20)[1]	4.88	4.68	—	—	—	—	—	24.63	23.46%	150,145	1.46%	1.51%	(0.93)%	157.84%
2005	20.91	(0.26)[1]	(0.70)	(0.96)	—	—	—	—	—	19.95	(4.59)%	163,617	1.53%	1.53%	(1.28)%	141.68%
2004	15.71	(0.28)[1]	5.48	5.20	—	—	—	—	—	20.91	33.10%	231,034	1.52%	1.53%	(1.44)%	179.85%
2003	22.74	(0.19)	(6.84)	(7.03)	—	—	—	—	—	15.71	(30.91)%	225,127	1.55%	1.55%	(1.02)%	381.73%
Class A																
2007<	$25.33	$(0.13)[1]	$6.08	$5.95	$—	$—	$—	$—	$—	$31.28	23.49%	$ 109	1.50%	22.74%	(0.95)%	75.75%
2007	24.47	(0.21)[1]	1.07	0.86	—	—	—	—	—	25.33	3.51%	133	1.50%	5.23%	(0.88)%	201.17%
2006	19.87	(0.25)[1]	4.85	4.60	—	—	—	—	—	24.47	23.15%	63	1.71%	1.76%	(1.14)%	157.84%
2005	20.88	(0.31)[1]	(0.70)	(1.01)	—	—	—	—	—	19.87	(4.84)%	51	1.78%	1.78%	(1.52)%	141.68%
2004††	19.43	(0.18)[1]	1.63	1.45	—	—	—	—	—	20.88	7.46%	54	1.76%	1.77%	(1.68)%	179.85%
Class C																
2007<	$24.68	$(0.21)[1]	$5.88	$5.67	$—	$—	$—	$—	$—	$30.35	22.97%	$ 68	2.25%	41.15%	(1.61)%	75.75%
2007	24.01	(0.38)[1]	1.05	0.67	—	—	—	—	—	24.68	2.79%	64	2.25%	8.93%	(1.59)%	201.17%
2006	19.65	(0.41)[1]	4.77	4.36	—	—	—	—	—	24.01	22.19%	62	2.46%	2.51%	(1.90)%	157.84%
2005	20.80	(0.46)[1]	(0.69)	(1.15)	—	—	—	—	—	19.65	(5.53)%	51	2.53%	2.53%	(2.27)%	141.68%
2004††	19.43	(0.26)[1]	1.63	1.37	—	—	—	—	—	20.80	7.05%	54	2.51%	2.52%	(2.43)%	179.85%
Class R																
2007<	$25.52	$(0.16)[1]	$6.04	$5.88	$—	$—	$—	$—	$—	$31.40	23.04%	$ —	1.75%	3,059.01%	(1.16)%	75.75%
2007 [2]	25.49	(0.09)[1]	0.12	0.03	—	—	—	—	—	25.52	0.12%	—	1.80%	4,564.47%	(1.32)%	201.17%
Institutional Class																
2007<	$25.57	$(0.06)[1]	$6.12	$6.06	$—	$—	$—	$—	$—	$31.63	23.70%	$ —	0.95%	2,210.69%	(0.44)%	75.75%
2007 [2]	25.49	(0.03)[1]	0.11	0.08	—	—	—	—	—	25.57	0.31%	—	0.97%	2,563.60%	(0.49)%	201.17%

FINANCIAL HIGHLIGHTS — continued

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED MARCH 31, (UNLESS OTHERWISE NOTED) AND FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2007 (UNAUDITED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
OLD MUTUAL SMALL CAP FUND																
Class Z																
2007<	$27.90	$ 0.26 ¹	$ 1.53	$ 1.79	$—	$—	$—	$—	$—	$29.69	6.42%	$ 42,599	1.25%	1.62%	1.76%	53.61%
2007	25.05	(0.10) ¹	2.95	2.85	—	—	—	—	—	27.90	11.38%	46,005	1.25%	1.67%	(0.41)%	104.61%
2006	22.16	(0.07) ¹	2.96	2.89	—	—	—	—	—	25.05	13.04%	49,868	1.44%	1.65%	(0.32)%	116.13%
2005	20.29	(0.20) ¹	2.07	1.87	—	—	—	—	—	22.16	9.22%	60,556	1.50%	1.61%	(1.01)%	98.18%
2004	13.27	(0.15) ¹	7.17	7.02	—	—	—	—	—	20.29	52.90%	102,497	1.50%	1.56%	(0.84)%	116.57%
2003	20.65	(0.13) ¹	(7.25)	(7.38)	—	—	—	—	—	13.27	(35.74)%	102,497	1.50%	1.59%	(0.83)%	115.44%
Class A																
2007<	$27.67	$ 0.25 ¹	$ 1.49	$ 1.74	$—	$—	$—	$—	$—	$29.41	6.29%	$ 136	1.50%	11.77%	1.74%	53.61%
2007	24.90	(0.16) ¹	2.93	2.77	—	—	—	—	—	27.67	11.12%	166	1.50%	4.65%	(0.64)%	104.61%
2006	22.08	(0.12) ¹	2.94	2.82	—	—	—	—	—	24.90	12.77%	98	1.68%	1.89%	(0.53)%	116.13%
2005	20.27	(0.25) ¹	2.06	1.81	—	—	—	—	—	22.08	8.93%	78	1.75%	1.86%	(1.23)%	98.18%
2004††	16.80	(0.11) ¹	3.58	3.47	—	—	—	—	—	20.27	20.65%	60	1.74%	1.83%	(1.16)%	116.57%
Class C																
2007<	$26.94	$ 0.10 ¹	$ 1.48	$ 1.58	$—	$—	$—	$—	$—	$28.52	5.86%	$ 146	2.25%	13.30%	0.71%	53.61%
2007	24.44	(0.34) ¹	2.84	2.50	—	—	—	—	—	26.94	10.23%	212	2.25%	5.88%	(1.37)%	104.61%
2006	21.84	(0.29) ¹	2.89	2.60	—	—	—	—	—	24.44	11.90%	79	2.44%	2.64%	(1.29)%	116.13%
2005	20.19	(0.40) ¹	2.05	1.65	—	—	—	—	—	21.84	8.17%	71	2.50%	2.61%	(1.98)%	98.18%
2004††	16.80	(0.18) ¹	3.57	3.39	—	—	—	—	—	20.19	20.18%	60	2.49%	2.58%	(1.91)%	116.57%
Class R																
2007<	$27.85	$ 0.16 ¹	$ 1.47	$ 1.63	$—	$—	$—	$—	$—	$29.48	5.85%	$ —	1.75%	5,504.36%	1.10%	53.61%
2007 ²	26.66	(0.07) ¹	1.26	1.19	—	—	—	—	—	27.85	4.46%	—	1.80%	4,558.16%	(0.99)%	104.61%
Institutional Class																
2007<	$27.91	$ 0.26 ¹	$ 1.53	$ 1.79	$—	$—	$—	$—	$—	$29.70	6.41%	$ —	1.10%	2,284.23%	1.78%	53.61%
2007 ²	26.66	(0.02) ¹	1.27	1.25	—	—	—	—	—	27.91	4.69%	—	1.12%	2,504.37%	(0.31)%	104.61%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
OLD MUTUAL STRATEGIC SMALL COMPANY FUND																
Class Z																
2007<	$13.47	$ 0.02 [1]	$ 1.48	$ 1.50	$—	$ —	$—	$ —	$ —	$14.97	11.14%	$33,123	1.35%	1.64%	0.23%	57.22%
2007	17.43	(0.12) [1]	0.33	0.21	—	(4.17)	—	(4.17)	—	13.47	5.12%	35,712	1.35%	1.63%	(0.84)%	160.24%
2006	14.47	(0.13) [1]	3.09	2.96	—	—	—	—	—	17.43	20.46%	48,107	1.46%	1.54%	(0.82)%	148.73%
2005	13.68	(0.16) [1]	0.95	0.79	—	—	—	—	—	14.47	5.77%	51,156	1.50%	1.61%	(1.17)%	80.38%
2004	8.72	(0.14) [1]	5.10	4.96	—	—	—	—	—	13.68	56.88%	69,838	1.50%	1.60%	(1.14)%	96.80%
2003	13.37	(0.11) [1]	(4.54)	(4.65)	—	—	—	—	—	8.72	(34.78)%	57,738	1.50%	1.57%	(1.09)%	113.26%
Advisor Class																
2007<	$13.28	$ — [1]	$ 1.46	$ 1.46	$—	$ —	$—	$ —	$ —	$14.74	10.99%	$ 572	1.60%	4.00%	0.05%	57.22%
2007	17.29	(0.15) [1]	0.31	0.16	—	(4.17)	—	(4.17)	—	13.28	4.82%	872	1.60%	2.17%	(1.08)%	160.24%
2006	14.38	(0.16) [1]	3.07	2.91	—	—	—	—	—	17.29	20.24%	1,258	1.71%	1.78%	(1.07)%	148.73%
2005	13.63	(0.19) [1]	0.94	0.75	—	—	—	—	—	14.38	5.50%	1,550	1.75%	1.86%	(1.42)%	80.38%
2004	8.71	(0.18) [1]	5.10	4.92	—	—	—	—	—	13.63	56.49%	1,779	1.75%	1.85%	(1.41)%	96.80%
2003 [4]	9.29	(0.07)	(0.51)	(0.58)	—	—	—	—	—	8.71	(8.99)%	509	1.75%	1.87%	(1.28)%	113.26%
Class A																
2007<	$13.31	$ (—) [1]	$ 1.46	$ 1.46	$—	$ —	$—	$ —	$ —	$14.77	10.97%	$ 1,503	1.60%	2.83%	(0.03)%	57.22%
2007	17.31	(0.14) [1]	0.31	0.17	—	(4.17)	—	(4.17)	—	13.31	4.88%	1,296	1.60%	2.13%	(1.08)%	160.24%
2006	14.41	(0.16) [1]	3.06	2.90	—	—	—	—	—	17.31	20.12%	233	1.70%	1.78%	(1.00)%	148.73%
2005	13.66	(0.19) [1]	0.94	0.75	—	—	—	—	—	14.41	5.49%	62	1.75%	1.86%	(1.42)%	80.38%
2004†††	11.72	(0.13) [1]	2.07	1.94	—	—	—	—	—	13.66	16.55%	65	1.75%	1.87%	(1.43)%	96.80%
Class C																
2007<	$12.84	$ (0.02) [1]	$ 1.37	$ 1.35	$—	$ —	$—	$ —	$ —	$14.19	10.51%	$ 43	2.35%	26.64%	(0.36)%	57.22%
2007	16.97	(0.24) [1]	0.28	0.04	—	(4.17)	—	(4.17)	—	12.84	4.07%	96	2.35%	7.29%	(1.83)%	160.24%
2006	14.23	(0.28) [1]	3.02	2.74	—	—	—	—	—	16.97	19.26%	81	2.46%	2.54%	(1.81)%	148.73%
2005	13.59	(0.29) [1]	0.93	0.64	—	—	—	—	—	14.23	4.71%	68	2.50%	2.61%	(2.16)%	80.38%
2004†††	11.72	(0.19) [1]	2.06	1.87	—	—	—	—	—	13.59	15.96%	58	2.50%	2.62%	(2.18)%	96.80%
Class R																
2007<	$13.45	$ (0.03) [1]	$ 1.45	$ 1.42	$—	$ —	$—	$ —	$ —	$14.87	10.56%	$ —	1.85%	5,485.95%	(0.36)%	57.22%
2007 [2]	12.93	(0.05) [1]	0.57	0.52	—	—	—	—	—	13.45	4.02%	—	1.90%	4,566.95%	(1.48)%	160.24%
Institutional Class																
2007<	$13.48	$ 0.03 [1]	$ 1.48	$ 1.51	$—	$ —	$—	$ —	$ —	$14.99	11.20%	$ —	1.10%	2,259.41%	0.42%	57.22%
2007 [2]	12.93	(0.03) [1]	0.58	0.55	—	—	—	—	—	13.48	4.25%	—	1.12%	2,509.06%	(0.69)%	160.24%

Financial Highlights — continued

For a Share Outstanding Throughout Each Year or Period ended March 31, (unless otherwise noted) and for the Six-Month Period ended September 30, 2007 (unless otherwise noted) (unaudited)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
Old Mutual TS&W Mid-Cap Value Fund[5]																
Class A																
2007	$10.00	$ 0.01[1]	$(0.50)	$(0.49)	$—	$ —	$—	$ —	$—	$ 9.51	(4.90)%	$ 1,093	1.40%	4.55%	0.25%	19.10%
Class C																
2007	$10.00	$(0.01)[1]	$(0.50)	$(0.51)	$—	$ —	$—	$ —	$—	$ 9.49	(5.10)%	$ 1,236	2.15%	5.07%	(0.49)%	19.10%
Institutional Class																
2007	$10.00	$ 0.02[1]	$(0.50)	$(0.48)	$—	$ —	$—	$ —	$—	$ 9.52	(4.80)%	$ 476	1.00%	4.26%	0.67%	19.10%
Old Mutual TS&W Small Cap Value Fund																
Class Z																
2007<	$26.30	$(0.09)[1]	$ 0.28	$ 0.19	$—	$ —	$—	$ —	$—	$26.49	0.72%	$58,276	1.30%	1.46%	(0.68)%	11.64%
2007	28.15	(0.14)[1]	2.48	2.34	—	(4.19)	—	(4.19)	—	26.30	8.80%	67,029	1.30%	1.45%	(0.53)%	35.43%
2006	25.20	(0.15)[1]	5.57	5.42	—	(2.47)	—	(2.47)	—	28.15	22.69%	68,271	1.46%	1.47%	(0.56)%	41.45%
2005	20.80	(0.16)[1]	4.97	4.81	—	(0.41)	—	(0.41)	—	25.20	23.23%	91,746	1.50%	1.54%	(0.68)%	27.69%
2004^	16.12	(0.05)[1]	4.89	4.84	—	(0.16)	—	(0.16)	—	20.80	30.16%	25,553	1.50%	1.73%	(0.42)%	27.33%
Class A																
2007<	$25.99	$(0.12)[1]	$ 0.28	$ 0.16	$—	$ —	$—	$ —	$—	$26.15	0.62%	$ 545	1.55%	4.45%	(0.93)%	11.64%
2007	27.93	(0.21)[1]	2.46	2.25	—	(4.19)	—	(4.19)	—	25.99	8.54%	856	1.55%	2.17%	(0.78)%	35.43%
2006	25.08	(0.21)[1]	5.53	5.32	—	(2.47)	—	(2.47)	—	27.93	22.39%	975	1.70%	1.71%	(0.81)%	41.45%
2005	20.76	(0.22)[1]	4.95	4.73	—	(0.41)	—	(0.41)	—	25.08	22.88%	833	1.76%	1.78%	(0.93)%	27.69%
2004†††	16.20	(0.08)[1]	4.80	4.72	—	(0.16)	—	(0.16)	—	20.76	29.26%	198	1.75%	1.99%	(0.68)%	27.33%
Class C																
2007<	$25.11	$(0.21)[1]	$ 0.27	$ 0.06	$—	$ —	$—	$ —	$—	$25.17	0.24%	$ 711	2.30%	4.24%	(1.67)%	11.64%
2007	27.32	(0.40)[1]	2.38	1.98	—	(4.19)	—	(4.19)	—	25.11	7.71%	982	2.30%	2.79%	(1.54)%	35.43%
2006	24.76	(0.40)[1]	5.43	5.03	—	(2.47)	—	(2.47)	—	27.32	21.48%	1,139	2.45%	2.47%	(1.56)%	41.45%
2005	20.65	(0.40)[1]	4.92	4.52	—	(0.41)	—	(0.41)	—	24.76	21.99%	1,016	2.51%	2.52%	(1.69)%	27.69%
2004†††	16.20	(0.18)[1]	4.79	4.61	—	(0.16)	—	(0.16)	—	20.65	28.58%	153	2.50%	2.74%	(1.43)%	27.33%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
OLD MUTUAL CASH RESERVES FUND																
Class Z																
2007<	$ 1.00	$0.02[1]	$ —	$ 0.02	$(0.02)	$ —	$—	$ (0.02)	$—	$ 1.00	2.33%	$34,145	0.73%	1.03%	4.61%	n/a
2007	1.00	0.04[1]	—	0.04	(0.04)	—	—	(0.04)	—	1.00	4.56%	32,909	0.73%	0.94%	4.47%	n/a
2006	1.00	0.03[1]	—	0.03	(0.03)	—	—	(0.03)	—	1.00	2.96%	34,503	0.84%	0.85%	2.88%	n/a
2005	1.00	0.01[1]	—	0.01	(0.01)	—	—	(0.01)	—	1.00	0.91%	41,720	0.82%	0.83%	0.87%	n/a
2004	1.00	—[1]	—	—	—	—	—	—	—	1.00	0.32%	53,905	0.88%	0.89%	0.32%	n/a
2003	1.00	0.01	—	0.01	(0.01)	—	—	(0.01)	—	1.00	0.94%	94,459	0.75%	0.75%	0.93%	n/a
Class A																
2007[6]	$ 1.00	$0.01[1]	$ —	$ 0.01	$(0.01)	$ —	$—	$ (0.01)	$—	$ 1.00	1.32%	$ 264	0.98%	31.86%	4.07%	n/a
Class C																
2007[6]	$ 1.00	$0.01[1]	$ —	$ 0.01	$(0.01)	$ —	$—	$ (0.01)	$—	$ 1.00	1.17%	$ 1,016	1.73%	4.44%	3.62%	n/a
Class R																
2007[6]	$ 1.00	$0.01[1]	$ —	$ 0.01	$(0.01)	$ —	$—	$ (0.01)	$—	$ 1.00	1.30%	$ 1	1.23%	1,880.90%	4.04%	n/a
Institutional Class																
2007[6]	$ 1.00	$0.01[1]	$ —	$ 0.01	$(0.01)	$ —	$—	$ (0.01)	$—	$ 1.00	1.46%	$ 1	0.73%	1,373.65%	4.54%	n/a
OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND																
Class Z																
2007<	$10.09	$0.23[1]	$(0.11)	$ 0.12	$(0.23)	$ —	$—	$ (0.23)	$—	$ 9.98	1.23%	$ 7,419	0.85%	1.39%	4.67%	281.72%
2007	9.97	0.46[1]	0.12	0.58	(0.46)	—	—	(0.46)	—	10.09	5.99%	7,574	0.85%	1.60%	4.62%	462.98%
2006	10.12	0.39[1]	(0.12)	0.27	(0.40)	(0.02)	—	(0.42)	—	9.97	2.70%	7,620	0.85%	1.74%	3.88%	435.30%
2005	10.30	0.35[1]	0.03	0.38	(0.36)	(0.20)	—	(0.56)	—	10.12	3.72%	7,302	0.85%	2.05%	3.38%	350.28%
2004^^	10.00	0.23[1]	0.38	0.61	(0.23)	(0.08)	—	(0.31)	—	10.30	6.19%	6,377	0.85%	2.36%	3.33%	258.83%
Class A																
2007<	$10.09	$0.22[1]	$(0.11)	$ 0.11	$(0.22)	$ —	$—	$ (0.22)	$—	$ 9.98	1.11%	$ 720	1.10%	3.72%	4.43%	281.72%
2007	9.97	0.44[1]	0.12	0.56	(0.44)	—	—	(0.44)	—	10.09	5.78%	590	1.10%	3.68%	4.41%	462.98%
2006	10.12	0.37[1]	(0.13)	0.24	(0.37)	(0.02)	—	(0.39)	—	9.97	2.45%	56	1.10%	2.00%	3.63%	435.30%
2005	10.30	0.32[1]	0.03	0.35	(0.33)	(0.20)	—	(0.53)	—	10.12	3.46%	55	1.10%	2.30%	3.13%	350.28%
2004†††	10.00	0.21[1]	0.38	0.59	(0.21)	(0.08)	—	(0.29)	—	10.30	6.00%	53	1.10%	2.60%	3.05%	258.83%
Class C																
2007<	$10.09	$0.18[1]	$(0.11)	$ 0.07	$(0.18)	$ —	$—	$ (0.18)	$—	$ 9.98	0.72%	$ 130	1.85%	18.86%	3.68%	281.72%
2007	9.98	0.36[1]	0.11	0.47	(0.36)	—	—	(0.36)	—	10.09	4.84%	93	1.85%	7.98%	3.63%	462.98%
2006	10.12	0.29[1]	(0.11)	0.18	(0.30)	(0.02)	—	(0.32)	—	9.98	1.78%	55	1.85%	2.73%	2.90%	435.30%
2005	10.29	0.24[1]	0.05	0.29	(0.26)	(0.20)	—	(0.46)	—	10.12	2.79%	68	1.85%	3.05%	2.38%	350.28%
2004†††	10.00	0.16[1]	0.37	0.53	(0.16)	(0.08)	—	(0.24)	—	10.29	5.36%	66	1.85%	3.37%	2.37%	258.83%
Class R																
2007<	$10.09	$0.23[1]	$(0.12)	$ 0.11	$(0.23)	$ —	$—	$ (0.23)	$—	$ 9.97	1.14%	$ —	1.35%	6,220.68%	4.60%	281.72%
2007[2]	10.10	0.12[1]	(0.01)	0.11	(0.12)	—	—	(0.12)	—	10.09	1.13%	—	1.36%	4,753.78%	4.45%	462.98%
Institutional Class																
2007<	$10.09	$0.27[1]	$(0.12)	$ 0.15	$(0.27)	$ —	$—	$ (0.27)	$—	$ 9.97	1.48%	$ —	0.60%	2,488.94%	5.37%	281.72%
2007[2]	10.10	0.14[1]	—	0.14	(0.15)	—	—	(0.15)	—	10.09	1.36%	—	0.58%	2,560.19%	5.21%	462.98%

FINANCIAL HIGHLIGHTS — concluded

For a Share Outstanding Throughout Each Year or Period ended March 31, (unless otherwise noted) and for the Six-Month Period ended September 30, 2007 (unaudited)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME																
Class Z																
2007<	$ 9.90	$0.20 [1]	$ 0.05	$ 0.25	$(0.20)	$ —	$ —	$(0.20)	$ —	$ 9.95	2.52%	$ 173,019	0.70%	0.87%	4.09%	97.65%
2007	9.77	0.37 [1]	0.12	0.49	(0.36)	—	—	(0.36)	—	9.90	5.14%	187,897	0.70%	0.91%	3.74%	163.81%
2006	9.81	0.30 [1]	(0.03)	0.27	(0.31)	—	—	(0.31)	—	9.77	2.74%	254,300	0.74%	0.93%	3.01%	196.42%
2005	10.00	0.21 [1]	(0.11)#	0.10	(0.25)	(0.04)	—	(0.29)	—	9.81	1.02%<<	392,118	0.83%	1.17%	2.08%	400.26%
2004	10.00	0.29 [1]	0.04	0.33	(0.29)	—	(0.04)	(0.33)	—	10.00	3.38%	1,424,238	1.00%	1.30%	2.87%	257.21%
2003	10.00	0.39	0.04	0.43	(0.43)	—	—	(0.43)	—	10.00	4.38%	1,192,971	1.00%	1.34%	3.65%	222.67%
Class A																
2007<	$ 9.90	$0.21 [1]	$ 0.02	$ 0.23	$(0.18)	$ —	$ —	$(0.18)	$0.01	$ 9.96	2.49%	$ 519	0.95%	18.45%	4.13%	97.65%
2007	9.77	0.34 [1]	0.13	0.47	(0.34)	—	—	(0.34)	—	9.90	4.88%	58	0.95%	8.65%	3.50%	163.81%
2006	9.82	0.27 [1]	(0.04)	0.23	(0.28)	—	—	(0.28)	—	9.77	2.38%	53	0.99%	1.17%	2.79%	196.42%
2005	10.00	0.21 [1]	(0.13)#	0.08	(0.22)	(0.04)	—	(0.26)	—	9.82	0.87%<<	52	1.05%	1.39%	2.12%	400.26%
2004†††	10.00	0.17 [1]	0.03	0.20	(0.17)	—	(0.03)	(0.20)	—	10.00	1.99%	51	1.25%	1.52%	2.52%	257.21%
Class C																
2007<	$ 9.90	$0.18 [1]	$ 0.04	$ 0.22	$(0.16)	$ —	$ —	$(0.16)	$ —	$ 9.96	2.26%	$ 1,006	1.45%	7.23%	3.60%	97.65%
2007	9.77	0.29 [1]	0.13	0.42	(0.29)	—	—	(0.29)	—	9.90	4.36%	55	1.45%	9.27%	3.00%	163.81%
2006	9.82	0.23 [1]	(0.05)	0.18	(0.23)	—	—	(0.23)	—	9.77	1.87%	52	1.49%	1.67%	2.29%	196.42%
2005	10.00	0.16 [1]	(0.13)#	0.03	(0.17)	(0.04)	—	(0.21)	—	9.82	0.36%<<	51	1.55%	1.89%	1.62%	400.26%
2004†††	10.00	0.14 [1]	0.02	0.16	(0.13)	—	(0.03)	(0.16)	—	10.00	1.65%	51	1.75%	2.02%	2.02%	257.21%
Class R																
2007<	$ 9.90	$0.18 [1]	$ 0.05	$ 0.23	$(0.18)	$ —	$ —	$(0.18)	$ —	$ 9.95	2.21%	$ —	1.20%	6,017.69%	3.72%	97.65%
2007 [2]	9.87	0.10 [1]	0.03	0.13	(0.10)	—	—	(0.10)	—	9.90	1.30%	—	1.22%	4,643.79%	3.66%	163.81%
Institutional Class																
2007<	$ 9.90	$0.22 [1]	$ 0.03	$ 0.25	$(0.21)	$ —	$ —	$(0.21)	$ —	$ 9.94	2.52%	$ —	0.55%	2,459.75%	4.36%	97.65%
2007 [2]	9.87	0.12 [1]	0.03	0.15	(0.12)	—	—	(0.12)	—	9.90	1.48%	—	0.56%	2,553.82%	4.30%	163.81%

n/a Not Applicable

< For the six-month period ended September 30, 2007.

* Ratios for periods of less than one year have been annualized.

† Total returns and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Advisor during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charge.

†† Class A and Class C shares commenced operations on September 30, 2003.

††† Class A and Class C shares commenced operations on July 31, 2003.

^ The Old Mutual TS&W Small Cap Value Fund commenced operations on July 25, 2003.

^^ The Old Mutual Dwight Intermediate Fixed Income Fund commenced operations on July 31, 2003.

^^^ See Note 10.

^^^^ In addition to the net realized and unrealized losses on investments as set forth in the Statement of Operations, this amount includes an increase in net asset value per share resulting from the timing of sales and redemptions of shares in relation to fluctuating market values for the Fund's investments.

The impact of the payment from affiliate (See Note 2) increased the Realized and Unrealized Gains on Securities by $0.07 per share.

<< A percentage of the total return consists of a payment from the Advisor. Excluding the payment by affiliate the total return would have been 0.30%, 0.15%, and (0.35)% for the Class Z, Class A, and Class C, respectively.

1 Per share amounts for the year or period are calculated based on average outstanding shares.

2 Class commenced operations on December 20, 2006.

3 Historically, the Old Mutual Heitman REIT Fund has distributed to its shareholders amounts approximating dividends received from the REITs. A portion of such distributions may include a return of capital.

4 The Old Mutual Strategic Small Company Fund Advisor Class commenced operations on August 30, 2002.

5 The Old Mutual TS&W Mid-Cap Value Fund commenced operations on June 4, 2007.

@ Impact of dividend expense, prior to contractual reimbursement, for Old Mutual Analytic U.S. Long/Short Fund as a ratio of expenses to average net assets:

	Class Z	Class A	Class C	Class R	Institutional Class
2007<	0.22%	0.22%	0.22%	0.22%	0.22%
2007	0.16%	0.16%	0.16%	0.13%	0.13%
2006	0.25%	0.25%	0.25%	n/a	n/a
2005	n/a	n/a	n/a	n/a	n/a
2004	n/a	n/a	n/a	n/a	n/a
2003	n/a	n/a	n/a	n/a	n/a

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of September 30, 2007 (Unaudited)

1. Organization

Old Mutual Advisor Funds II (the "Trust"), a Delaware statutory trust incorporated effective July 16, 2001, is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company. During the period covered by this report, the Trust offered the following Funds: the Old Mutual Analytic U.S. Long/Short Fund (the "Analytic U.S. Long/Short Fund"), the Old Mutual Barrow Hanley Value Fund (the "Barrow Hanley Value Fund"), the Old Mutual Columbus Circle Technology and Communications Fund (the "Columbus Circle Technology and Communications Fund"), the Old Mutual Emerging Growth Fund (the "Emerging Growth Fund"), the Old Mutual Focused Fund (the "Focused Fund"), the Old Mutual Growth Fund (the "Growth Fund"), the Old Mutual Heitman REIT Fund (the "Heitman REIT Fund"), the Old Mutual Large Cap Fund (the "Large Cap Fund"), the Old Mutual Large Cap Growth Fund (the "Large Cap Growth Fund"), the Old Mutual Large Cap Growth Concentrated Fund (the "Large Cap Growth Concentrated Fund"), the Old Mutual Mid-Cap Fund (the "Mid-Cap Fund"), the Old Mutual Select Growth Fund (the "Select Growth Fund"), the Old Mutual Small Cap Fund (the "Small Cap Fund"), the Old Mutual Strategic Small Company Fund (the "Strategic Small Company Fund"), the Old Mutual TS&W Mid-Cap Value Fund (the "TS&W Mid-Cap Value Fund"), the Old Mutual TS&W Small Cap Value Fund (the "TS&W Small Cap Value Fund"), the Old Mutual Cash Reserves Fund (the "Cash Reserves Fund"), the Old Mutual Dwight Intermediate Fixed Income Fund (the "Dwight Intermediate Fixed Income Fund") and the Old Mutual Dwight Short Term Fixed Income Fund (the "Dwight Short Term Fixed Income Fund"), each a "Fund" and, collectively, the "Funds". The Old Mutual TS&W Mid-Cap Value Fund commenced operations on June 4, 2007.

On September 21, 2007, the Advisor Class shares of the following funds were liquidated: Analytic U.S. Long/Short Fund, Barrow Hanley Value Fund, Columbus Circle Technology and Communications Fund, Emerging Growth Fund, Focused Fund, Growth Fund, Large Cap Growth Concentrated Fund, Select Growth Fund, Small Cap Fund and Dwight Intermediate Fixed Income Fund. The assets were distributed ratably among the Advisor Class shareholders on that date. On or around November 27, 2007, the remaining Advisor Class shares of the Large Cap Fund and Strategic Small Company Fund will be liquidated ratably among the Advisor Class shareholders.

On September 21, 2007, the Advisor Class shares of the Heitman REIT Fund, Large Cap Growth Fund and Dwight Short Term Fixed Income Fund were reclassified as Class A shares of the same fund. As a result, each outstanding Advisor Class share received Class A shares of the same Fund with an aggregate net asset value equal to the aggregate net asset value of the Advisor Class shares so reclassified. Certain Advisor Class shareholders of the Mid-Cap Fund were reclassified as Class A shares on September 21, 2007 and the remaining assets will be liquidated on or around November 27, 2007.

Shareholders may purchase shares of the Funds (except the TS&W Small Cap Value Fund and TS&W Mid-Cap Value Fund through five separate classes, Class Z, Class A, Class C, Class R and Institutional Class shares. Shareholders may purchase Class Z, Class A and Class C shares of the TS&W Small Cap Value Fund and Class A, Class C and Institutional Class shares of the TS&W Mid-Cap Value Fund. All classes have equal voting rights as to earnings, assets and voting privileges, except that each class may have different distribution costs, dividends, registration costs, transfer agency costs and each class has exclusive voting rights with respect to its distribution plan and service plan, as applicable. Except for these differences, each class share of each Fund represents an equal proportionate interest in that Fund. Each Fund is classified as a diversified management investment company, with the exception of the Barrow Hanley Value Fund, Columbus Circle Technology and Communications Fund, Focused Fund, Large Cap Growth Concentrated Fund and Cash Reserves Fund, which are classified as non-diversified management investment companies. The Funds' prospectuses provide a description of each Fund's investment objective, policies and investment strategies.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of the Funds, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m. Eastern Time) each day that the NYSE is open (the "Valuation Time") or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available, are valued in accordance with the Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to fair valued securities for purposes of calculating a Fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over the counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere are valued based upon quotations from the principal market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Fund's investment advisor, Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Advisor") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Funds calculate the NAVs.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income and dividend expense on securities sold short is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared and paid annually, if available, with the exception of the Barrow Hanley Value Fund, Heitman REIT Fund, Cash Reserves Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund. Dividends from net investment income for the Barrow Hanley Value Fund are declared and paid on a semi-annual basis. Dividends from net investment income for the Heitman REIT Fund are declared and paid on a quarterly basis. Dividends from net investment income for the Cash Reserves Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund are declared daily and paid monthly. Distributions to shareholders are recognized on the ex-dividend date. Distributions from net realized capital gains for each Fund are generally made to shareholders annually, if available.

Foreign Withholding Taxes — The Funds may be subject to taxes imposed by countries in which they invest with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Funds accrue such taxes when the related income is earned.

Investments in Real Estate Investment Trusts ("REIT") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third-party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral, including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Fund may be delayed or limited.

TBA Purchase Commitments — The Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBA purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in the value of each Fund's other assets. Unsettled TBA purchase commitments are valued at the current market value of the underlying securities, according to the procedures described under "Security Valuation" above.

Mortgage Dollar Rolls — The Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund may enter into mortgage dollar rolls (principally using TBAs) in which each Fund sells mortgage securities for delivery in the current month and simultaneously contracts to repurchase substantially similar securities at an agreed-upon price on a fixed date. Each Fund accounts for such dollar rolls under the purchases and sales method and receives compensation as consideration for entering into the commitment to repurchase. Each Fund must maintain liquid securities having a value not less than the repurchase price (including accrued interest) for such dollar rolls. The market value of the securities that each Fund is required to purchase may decline below the agreed upon repurchase price of those securities.

The counterparty receives all principal and interest payments, including prepayments, made in respect of a security subject to such a contract while it is the holder. Mortgage dollar rolls may be renewed with a new purchase and repurchase price and a cash settlement made on settlement date without physical delivery of the securities subject to the contract.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i)   market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Funds report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — The Funds may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Funds will deposit an amount of cash or other liquid assets equal to the cost of such futures contract (less any related margin deposits) with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Funds each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Funds record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Fund's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Funds could lose more than the original margin deposit required to initiate the futures transaction.

Options — The Funds may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Funds intend to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Funds write or purchase an option, an amount equal to the premium received or paid by the Funds is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Funds on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Funds have realized a gain or a loss on investment transactions. The Funds, as writers of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option.

Short Sales — Consistent with the Analytic U.S.Long/Short Fund's investment objectives, the Fund may engage in short sales that are "uncovered". Uncovered short sales are transactions under which a Fund sells a security it does not own. To complete such a transaction, the Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the security at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay the lender amounts equal to dividend or interest that accrue during the period of the loan which is recorded as an expense on the Statement of Operations. To borrow the security, the Fund also may be required to pay a premium, which would decrease proceeds of the security sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out. A gain, limited to the price at which the Fund sells the security short, or a loss, potentially unlimited in size, will be recognized upon the closing of a short sale.

Until a Fund closes its short position or replaces the borrowed security, it will: (a) maintain a segregated account containing cash or liquid securities at such a level that (i) the amount deposited in the account plus the amount deposited with the broker as collateral will equal the current value of the security sold short; and (ii) the amount deposited in the segregated account plus the amount deposited with the broker as collateral will not be less than the market value of the security at the time the security was sold short, or (b) otherwise cover the Fund's short positions.

Offering Costs — Offering costs incurred with the start up of TS&W Mid-Cap Value Fund are being amortized on a straight line basis over a period of twelve months from commencement of operations. As of September 30, 2007, $45,396 remains to be amortized.

Notes to Financial Statements — continued

Collateralized Mortgage Obligations (CMOs) — CMOs are hybrids between mortgage-backed bonds and mortgage pass-through securities. Similar to a bond, CMOs usually pay interest monthly and have a more focused range of principal payment dates than pass-through securities. While CMOs may be collateralized by whole mortgage loans, CMOs are more typically collateralized by mortgage-backed securities guaranteed by Government National Mortgage Association, Federal Home Loan Mortgage Corporation, or Federal National Mortgage Association and their income streams.

A Real Estate Mortgage Investment Conduit (REMIC) is a CMO that qualifies for special tax treatment under the Internal Revenue Code of 1986, as amended, and invests in certain mortgages primarily secured by interests in real property and other permitted investments.

CMOs are structured into multiple classes, each bearing a different stated maturity. Each class of CMO or REMIC certificate, often referred to as a "tranche," is issued at a specific interest rate and must be fully retired by its final distribution date. Generally, all classes of CMOs or REMIC certificates pay or accrue interest monthly. Investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities.

Stripped Mortgage-Backed Securities — Stripped mortgage-backed securities are derivative multiple-class mortgage-backed securities. Stripped mortgage-backed securities usually have two classes that receive different proportions of interest and principal distributions on a pool of mortgage assets. Typically, one class will receive some of the interest and most of the principal, while the other class will receive most of the interest and the remaining principal. In extreme cases, one class will receive all of the interest ("interest only" or "IO" class) while the other class will receive the entire principal ("principal only" or "PO" class). The cash flow and yields on IOs and POs are extremely sensitive to the rate of principal payments (including prepayments) on the underlying mortgage loans or mortgage-backed securities. A rapid rate of principal payments may adversely affect the yield to maturity of IOs. Slower than anticipated prepayments of principal may adversely affect the yield to maturity of a PO. The yields and market risk of interest only and principal only stripped mortgage-backed securities, respectively, may be more volatile than those of other fixed income securities, including traditional mortgage-backed securities.

Wrapper Agreements — Prior to August 9, 2004, the PBHG IRA Capital Preservation Fund ("IRA Capital Preservation Fund") (which changed its investment objective and name effective October 19, 2004 to the Dwight Short Term Fixed Income Fund) entered into wrapper agreements with insurance companies, banks or other financial institutions.

On August 6, 2004, the Board determined to seek shareholder approval to change the investment objective of the IRA Capital Preservation Fund into a fund with a variable net asset value per share which seeks to provide high income while managing its portfolio in a manner consistent with maintaining a relatively high degree of stability of shareholders' capital. This investment objective is sought by investing mainly in high quality bonds with short average remaining maturities. Shareholder approval of the change in investment objective was received on October 1, 2004.

On August 9, 2004, the wrapper agreements were terminated by the IRA Capital Preservation Fund. The IRA Capital Preservation Fund received a simultaneous contribution of cash in the amount of $7,419,588 from Liberty Ridge Capital, Inc. ("Liberty Ridge"), the Fund's previous advisor. The cash was contributed to offset the IRA Capital Preservation Fund's obligations under the wrapper agreements to the issuers of the wrapper agreements, and to assist the IRA Capital Preservation Fund in maintaining its net asset value per share for each class of shares at $10.00. During the period August 10, 2004 through October 18, 2004 ("Interim Period"), the IRA Capital Preservation Fund sought to continue to provide a stable net asset value of $10.00 per share by investing in short-term fixed income instruments with less than 60 days to maturity. As a result, the dividend yield during the Interim Period was less than dividend yields during the first seven months of 2004. During the Interim Period, Liberty Ridge undertook to waive the entire amount of its investment advisory fee. After the end of this Interim Period, the Dwight Short Term Fixed Income Fund began investing in fixed income instruments with greater than 60 days to maturity.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other non-class specific expenses and realized and unrealized gains and losses of a Fund are allocated to the respective share class on the basis of the relative net assets each day.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

Each Fund (except the Cash Reserves Fund) will impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemption by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption/exchange fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee for the benefit of the remaining shareholders by crediting Paid-in Capital.

For a discussion of the limited exemptions to the redemption/exchange fee, please see the Funds' prospectuses. For the six-month period ended September 30, 2007, the following redemption/exchange fees were collected by the Funds:

	Class Z	Advisor Class	Class A
Analytic U.S. Long/Short Fund	$436	$—	$328
Barrow Hanley Value Fund	119	—	—
Columbus Circle Technology and Communications Fund	24	—	—
Emerging Growth Fund	825	—	—
Growth Fund	5	—	—
Heitman REIT Fund	963	—	—
Large Cap Fund	973	—	—
Large Cap Growth Fund	268	50	—
Large Cap Growth Concentrated Fund	206	—	—
Mid-Cap Fund	581	—	—
Select Growth Fund	542	—	—
Small Cap Fund	62	—	—
Strategic Small Company Fund	463	—	—
TS&W Small Cap Value Fund	13	—	—
Dwight Intermediate Fixed Income Fund	32	—	—
Dwight Short Term Fixed Income Fund	—	—	80

Amounts designated as "—" are either $0 or have been rounded to $0.

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Advisor — Old Mutual Capital serves as the investment advisor to each Fund. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which is a direct wholly owned subsidiary of Old Mutual plc, a London-Exchange listed international financial services firm. The Funds and the Advisor are parties to management agreements (the "Management Agreements"), under which the Advisor is obligated to provide advisory and administrative services to the Trust. Prior to January 1, 2006, advisory services were provided by Liberty Ridge to all Funds except the TS&W Mid-Cap Value Fund. In exchange for providing these services, Old Mutual Capital is entitled to receive a management fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund. The Advisor has agreed to fee breakpoints for each Fund as set forth in the tables below:

	Management Fee Breakpoint Asset Thresholds						
Fund	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Analytic U.S. Long/Short Fund	0.80%	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%
Columbus Circle Technology and Communications Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
Emerging Growth Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
Focused Fund	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%
Growth Fund	0.825%	0.775%	0.725%	0.675%	0.625%	0.575%	0.525%
Heitman REIT Fund	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%
Large Cap Fund	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%
Large Cap Growth Fund	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%	0.55%
Large Cap Growth Concentrated Fund	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%
Mid-Cap Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
Select Growth Fund	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%
Small Cap Fund	1.00%	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%
Strategic Small Company Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
TS&W Small Cap Value Fund	1.10%	1.05%	1.00%	0.95%	0.90%	0.85%	0.80%
Cash Reserves Fund	0.40%	0.375%	0.35%	0.325%	0.30%	0.275%	0.25%
Dwight Intermediate Fixed Income Fund	0.45%	0.425%	0.40%	0.375%	0.35%	0.325%	0.30%
Dwight Short Term Fixed Income Fund	0.45%	0.425%	0.40%	0.375%	0.35%	0.325%	0.30%

Notes to Financial Statements — continued

	Management Fee Breakpoint Asset Thresholds		
	$0 to less than $500 million	$500 million to less than $1.0 billion	$1.0 billion or greater
TS&W Mid-Cap Value Fund	0.95%	0.90%	0.85%

	Management Fee Breakpoint Asset Thresholds			
	$0 to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Barrow Hanley Value Fund	0.85%	0.80%	0.75%	0.70%

Expense Limitation Agreements — In the interest of limiting expenses of the Funds, the Advisor entered into an expense limitation agreement ("Expense Limitation Agreement") with respect to the Funds (except the TS&W Mid-Cap Value Fund), pursuant to which the Advisor contractually agreed to separately waive class level expenses and fund level expenses through December 31, 2008 to the extent necessary to limit the total annual operating expenses to a specified percentage of the Funds' average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, dividends and interest on short sales, and other extraordinary expenses not incurred in the ordinary course of the Funds' business. With respect to the Analytic U.S. Long/Short Fund, under the Expense Limitation Agreement the Advisor also agreed to assume dividend expenses on short sales to the extent those expenses exceeded 0.10% of the Fund's average daily net assets through June 30, 2007. With respect to the TS&W Mid-Cap Value Fund, the Advisor entered into a separate expense limitation agreement (the "TS&W Expense Limitation Agreement") pursuant to which the Advisor contractually agreed to separately waive class level expenses and fund level expenses through July 31, 2008 to the extent necessary to limit the total annual operating expenses to a specified percentage of the Funds' average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, dividends and interest on short sales, and other extraordinary expenses not incurred in the ordinary course of the Fund's business.

The expense limitations are as follows:

	Class Expense Limit	Fund Expense Limit	Total Expense Limit		Class Expense Limit	Fund Expense Limit	Total Expense Limit
Analytic U.S. Long/Short Fund				Focused Fund			
Class Z	0.20%	0.90%	1.10%	Class Z	0.35%	0.80%	1.15%
Class A	0.45%	0.90%	1.35%	Class A	0.60%	0.80%	1.40%
Class C	1.20%	0.90%	2.10%	Class C	1.35%	0.80%	2.15%
Class R	0.70%	0.90%	1.60%	Class R	0.85%	0.80%	1.65%
Institutional Class	0.00%	0.90%	0.90%	Institutional Class	0.00%	0.80%	0.80%
Barrow Hanley Value Fund				Growth Fund			
Class Z	0.20%	0.90%	1.10%	Class Z	0.225%	0.875%	1.10%
Class A	0.45%	0.90%	1.35%	Class A	0.475%	0.875%	1.35%
Class C	1.20%	0.90%	2.10%	Class C	1.225%	0.875%	2.10%
Class R	0.70%	0.90%	1.60%	Class R	0.725%	0.875%	1.60%
Institutional Class	0.00%	0.90%	0.90%	Institutional Class	0.075%	0.875%	0.95%
Columbus Circle Technology and Communications Fund				Heitman REIT Fund			
Class Z	0.40%	1.05%	1.45%	Class Z	0.30%	0.95%	1.25%
Class A	0.65%	1.05%	1.70%	Class A	0.55%	0.95%	1.50%
Class C	1.40%	1.05%	2.45%	Class C	1.30%	0.95%	2.25%
Class R	0.90%	1.05%	1.95%	Class R	0.80%	0.95%	1.75%
Institutional Class	0.15%	1.05%	1.20%	Institutional Class	0.00%	0.95%	0.95%
Emerging Growth Fund				Large Cap Fund			
Class Z	0.28%	1.02%	1.30%	Class Z	0.34%	0.81%	1.15%
Class A	0.53%	1.02%	1.55%	Advisor Class	0.59%	0.81%	1.40%
Class C	1.28%	1.02%	2.30%	Class A	0.59%	0.81%	1.40%
Class R	0.78%	1.02%	1.80%	Class C	1.34%	0.81%	2.15%
Institutional Class	0.03%	1.02%	1.05%	Class R	0.84%	0.81%	1.65%
				Institutional Class	0.04%	0.81%	0.85%

	Class Expense Limit	Fund Expense Limit	Total Expense Limit
Large Cap Growth Fund			
Class Z	0.33%	0.92%	1.25%
Class A	0.58%	0.92%	1.50%
Class C	1.33%	0.92%	2.25%
Class R	0.83%	0.92%	1.75%
Institutional Class	0.03%	0.92%	0.95%
Large Cap Growth Concentrated Fund			
Class Z	0.30%	0.95%	1.25%
Class A	0.55%	0.95%	1.50%
Class C	1.30%	0.95%	2.25%
Class R	0.80%	0.95%	1.75%
Institutional Class	0.00%	0.95%	0.95%
Mid-Cap Fund			
Class Z	0.20%	1.00%	1.20%
Advisor Class	0.45%	1.00%	1.45%
Class A	0.45%	1.00%	1.45%
Class C	1.20%	1.00%	2.20%
Class R	0.70%	1.00%	1.70%
Institutional Class	0.00%	1.00%	1.00%
Select Growth Fund			
Class Z	0.30%	0.95%	1.25%
Class A	0.55%	0.95%	1.50%
Class C	1.30%	0.95%	2.25%
Class R	0.80%	0.95%	1.75%
Institutional Class	0.00%	0.95%	0.95%
Small Cap Fund			
Class Z	0.15%	1.10%	1.25%
Class A	0.40%	1.10%	1.50%
Class C	1.15%	1.10%	2.25%
Class R	0.65%	1.10%	1.75%
Institutional Class	0.00%	1.10%	1.10%
Strategic Small Company Fund			
Class Z	0.25%	1.10%	1.35%
Advisor Class	0.50%	1.10%	1.60%
Class A	0.50%	1.10%	1.60%
Class C	1.25%	1.10%	2.35%
Class R	0.75%	1.10%	1.85%
Institutional Class	0.00%	1.10%	1.10%
TS&W Mid-Cap Value Fund*			
Class A	0.40%	1.00%	1.40%
Class C	1.15%	1.00%	2.15%
Institutional Class	0.00%	1.00%	1.00%

	Class Expense Limit	Fund Expense Limit	Total Expense Limit
TS&W Small Cap Value Fund			
Class Z	0.15%	1.15%	1.30%
Class A	0.40%	1.15%	1.55%
Class C	1.15%	1.15%	2.30%
Cash Reserves Fund			
Class Z	0.28%	0.45%	0.73%
Class A**	0.53%	0.45%	0.98%
Class C**	1.28%	0.45%	1.73%
Class R**	0.78%	0.45%	1.23%
Institutional Class**	0.28%	0.45%	0.73%
Dwight Intermediate Fixed Income Fund			
Class Z	0.25%	0.60%	0.85%
Class A	0.50%	0.60%	1.10%
Class C	1.25%	0.60%	1.85%
Class R	0.75%	0.60%	1.35%
Institutional Class	0.00%	0.60%	0.60%
Dwight Short Term Fixed Income Fund			
Class Z	0.17%	0.53%	0.70%
Class A	0.42%	0.53%	0.95%
Class C	0.92%	0.53%	1.45%
Class R	0.67%	0.53%	1.20%
Institutional Class	0.02%	0.53%	0.55%

* The TS&W Mid-Cap Value Fund commenced operations on June 4, 2007.

** Class commenced operations on June 4, 2007.

NOTES TO FINANCIAL STATEMENTS — continued

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement and TS&W Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by a Fund of the Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement and TS&W Expense Limitation Agreement may be made when a Fund has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of each Fund to exceed the total operating expense percentage described above. With respect to all Funds (except the TS&W Mid-Cap Value Fund), no reimbursement by a Fund will be made unless: (i) the Fund's assets exceed $75 million; (ii) the Fund's total operating annual expense ratio is less than the specified percentage of the Fund's average daily net assets, and (iii) the payment of such reimbursement was approved by the Board. Old Mutual Capital and Liberty Ridge agreed not to seek reimbursement of fees waived or limited or other expenses paid by Liberty Ridge prior to January 1, 2006. As of September 30, 2007, the Advisor may seek reimbursement of previously waived and reimbursed fees as follows:

Fund	Expires March 31, 2009	Expires March 31, 2010	Expires March 31, 2011	Total
Analytic U.S. Long/Short Fund	$ 12,987	$ 138,344	$135,522	$ 286,853
Barrow Hanley Value Fund	—	680,560	188,260	868,820
Columbus Circle Technology and Communications Fund	49,648	693,990	398,443	1,142,081
Emerging Growth Fund	28,161	439,726	252,665	720,552
Focused Fund*	12,710	80,508	61,337	154,555
Growth Fund	79,202	1,287,630	699,735	2,066,567
Heitman REIT Fund	—	100,084	116,620	216,704
Large Cap Fund	5,750	113,526	152,009	271,285
Large Cap Growth Fund	14,874	186,973	146,149	347,996
Large Cap Growth Concentrated Fund	34,806	321,092	228,515	584,413
Mid-Cap Fund	104,506	571,270	256,793	932,569
Select Growth Fund	66,767	466,729	295,968	829,464
Small Cap Fund*	42,501	202,408	117,873	362,782
Strategic Small Company Fund*	22,532	130,533	85,858	238,923
TS&W Mid-Cap Value Fund*	—	—	25,181	25,181
TS&W Small Cap Value Fund*	10,089	105,208	68,385	183,682
Cash Reserves Fund*	2,579	66,783	64,030	133,392
Dwight Intermediate Fixed Income Fund*	16,417	74,021	57,655	148,093
Dwight Short Term Fixed Income Fund	55,695	481,662	186,586	723,943

Amounts designated as "—" are either $0 or have been rounded to $0.
* As of September 30, 2007, the Fund's assets do not exceed $75 million.

During the six-month period ended September 30, 2007, the Advisor was reimbursed $18,466 by the Heitman REIT Fund for previously waived fees.

Sub-Advisory Agreements — The following sub-advisors (the "Sub-Advisors") provide sub-advisory services or co-sub-advisory services to the Funds pursuant to sub-advisory agreements (the "Sub-Advisory Agreements") between the Trust, the Advisor and each Sub-Advisor:

Analytic Investors, Inc. — The Trust, on behalf of the Analytic U.S. Long/Short Fund, and the Advisor entered into a sub-advisory agreement with Analytic Investors, Inc. ("Analytic"). Analytic is an indirect wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Ashfield Capital Partners, LLC — The Trust, on behalf of the Large Cap Growth Fund, Large Cap Growth Concentrated Fund and Select Growth Fund, and the Advisor entered into a sub-advisory agreement with Ashfield Capital Partners, LLC ("Ashfield"). Ashfield is a subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Barrow, Hanley, Mewhinney & Strauss, Inc. — The Trust, on behalf of the Barrow Hanley Value Fund, and the Advisor entered into a sub-advisory agreement with Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley"). Barrow Hanley is an indirect wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Columbus Circle Investors — The Trust, on behalf of the Columbus Circle Technology and Communications Fund, and the Advisor entered into a sub-advisory agreement with Columbus Circle Investors ("Columbus Circle").

Copper Rock Capital Partners, LLC — The Trust, on behalf of the Emerging Growth Fund and Strategic Small Company Fund, and the Advisor entered into a sub-advisory agreement with Copper Rock Capital Partners, LLC ("Copper Rock"). OMUSH owns 60% of the limited liability company interests of Copper Rock and Copper Rock is an affiliate of Old Mutual Capital.

Dwight Asset Management Company — The Trust, on behalf of the Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund, and the Advisor entered into a sub-advisory agreement with Dwight Asset Management Company ("Dwight"). Dwight is an indirect wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Eagle Asset Management, Inc. — The Trust, on behalf of the Small Cap Fund and Strategic Small Company Fund, and the Advisor entered into a sub-advisory agreement with Eagle Asset Management, Inc. ("Eagle").

Heitman Real Estate Securities LLC — The Trust, on behalf of the Heitman REIT Fund, and the Advisor entered into a sub-advisory agreement with Heitman Real Estate Securities LLC ("Heitman"). Heitman is a wholly owned subsidiary of Heitman LLC, which is owned 50% by Heitman senior executives and 50% by Old Mutual (HFL) Inc., a wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Liberty Ridge Capital, Inc. — The Trust, on behalf of the Focused Fund, Large Cap Fund, Mid-Cap Fund, Small Cap Fund and Strategic Small Company Fund, and the Advisor entered into a sub-advisory agreement with Liberty Ridge. Liberty Ridge is a wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Munder Capital Management — The Trust, on behalf of the Growth Fund, and the Advisor entered into a sub-advisory agreement with Munder Capital Management ("Munder").

Thompson, Siegel & Walmsley, LLC — The Trust, on behalf of the TS&W Small Cap Value Fund and TS&W Mid-Cap Value Fund, and the Advisor entered into sub-advisory agreements with Thompson, Siegel & Walmsley, LLC ("TS&W"). TS&W is a wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Turner Investment Partners, Inc. — The Trust, on behalf of the Growth Fund, Large Cap Growth Fund, Large Cap Growth Concentrated Fund and Select Growth Fund, and the Advisor entered into a sub-advisory agreement with Turner Investment Partners, Inc. ("Turner").

Wellington Management Company, LLP — The Trust, on behalf of the Cash Reserves Fund, and the Advisor entered into a sub-advisory agreement with Wellington Management Company, LLP ("Wellington").

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, the Sub-Advisors are entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of each portion of the Funds managed less 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Advisor (with the exception of the Growth Fund and Cash Reserves Fund). The fees are calculated as follows:

	Sub-Advisory Fee Breakpoint Asset Thresholds						
Fund	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Analytic U.S. Long/Short Fund	0.45%	0.40%	0.35%	0.30%	0.25%	0.20%	0.15%
Columbus Circle Technology and Communications Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%
Emerging Growth Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%
Focused Fund	0.40%	0.35%	0.30%	0.25%	0.20%	0.15%	0.10%
Heitman REIT Fund	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%
Large Cap Fund	0.40%	0.35%	0.30%	0.25%	0.20%	0.15%	0.10%
Large Cap Growth Fund	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%	0.20%
Large Cap Growth Concentrated Fund	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%
Mid-Cap Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%
Select Growth Fund	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%
Small Cap Fund	0.65%	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%
Strategic Small Company Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%
TS&W Small Cap Value Fund	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%
Dwight Intermediate Fixed Income Fund	0.20%	0.175%	0.15%	0.125%	0.10%	0.075%	0.05%
Dwight Short Term Fixed Income Fund	0.20%	0.175%	0.15%	0.125%	0.10%	0.075%	0.05%

	Sub-Advisory Fee Breakpoint Asset Thresholds			
	$0 to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Barrow Hanley Value Fund	0.50%	0.45%	0.40%	0.35%

	Sub-Advisory Fee Breakpoint Asset Thresholds		
	$0 to less than $500 million	$500 million to less than $1.0 billion	$1.0 billion or greater
TS&W Mid-Cap Value Fund	0.50%	0.47%	0.45%

	Sub-Advisory Fees without Breakpoints
Growth Fund	0.475%
Cash Reserves Fund	0.10%*

* There is a minimum annual fee of \$50,000 on the Cash Reserves Fund.

From time to time, the Advisor may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and the Advisor have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, the Advisor, with the approval of the Board may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, the Advisor has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. The following funds intend to rely on the exemptive order and operate in the manner described above: Cash Reserves Fund, Columbus Circle Technology and Communications Fund, Growth Fund, Large Cap Growth Concentrated Fund, Large Cap Growth Fund, Select Growth Fund, Small Cap Fund and Strategic Small Company Fund. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Fund have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Fund at any time by a vote of the majority of the outstanding voting securities of such Fund. The SEC exemptive order also permits the Funds to disclose to shareholders the aggregate fees paid to Old Mutual Capital and unaffiliated sub-advisor(s) by each Fund.

Sub-Administrator — On January 1, 2001, Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Advisor, and SEI Investments Global Funds Services (the "Sub-Administrator") entered into a Sub-Administrative Services Agreement (the "Sub-Administrative Agreement"), pursuant to which the Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. SEI Investments Management Corporation ("SEI Investments"), which is a wholly owned subsidiary of SEI Investments Company, owns all beneficial interest in the Sub-Administrator. Under the Sub-Administrative Agreement, the Administrator pays the Sub-Administrator fees at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Trust, Old Mutual Advisor Funds and Old Mutual Insurance Series Fund of: (i) 0.0165% of the first \$10 billion, plus (ii) 0.0125% of the next \$10 billion, plus (iii) 0.010% of the excess over \$20 billion and (B) a fee based on the aggregate number of funds of the Trust, Old Mutual Advisor Funds and Old Mutual Advisor Insurance Series Fund calculated at the sum of between \$50,000 and \$60,000 per fund, depending on the total number of funds. The Sub-Administrative Agreement provides that the Sub-Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Sub-Administrator in the performance of its duties. The Sub-Administrative Agreement will continue in effect until December 31, 2007, subject to certain termination provisions. The Sub-Administrative Agreement will renew each year unless terminated by either party upon not less than 90 days' prior written notice to the other party. Effective December 31, 2005, the Administrator assigned its rights and obligations under the Sub-Administrative Agreement to the Advisor. The Advisor has provided notice to the Sub-Administrator of its intent to terminate the Sub-Administrative Agreement. The Advisor intends to replace the Sub-Administrator with a new sub-administrator in the fourth quarter of 2007.

Distributor — The Trust has entered into a distribution agreement (the "Distribution Agreement") with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation under the Distribution Agreement for serving in such capacity. The Trust has adopted, on behalf of Class A shares and Class R Shares of each Fund, separate distribution plans pursuant to Rule 12b-1 under the 1940 Act, which provide for payment of a distribution fee of up to 0.25% of the daily net assets of Class A and Class R shares. Currently, the Trust is not paying a distribution fee on Class A shares. The Trust has also adopted, on behalf of Class C shares of each Fund, a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act, which provides for payment of a distribution fee of up to 0.75% of the average daily net assets of Class C shares. Currently, the Dwight Short Term Fixed Income Fund charges a distribution fee of 0.50% of the average daily net assets of the Class C Shares. The Trust has also adopted a Service Plan on behalf of Class A shares and Class C shares of each Fund and separate Service Plans pursuant to Rule 12b-1 under the 1940 Act on behalf of Advisor Class and Class R shares of each Fund, all of which provide for payment of a service fee of up to 0.25% of the average daily net assets of each Class. Distribution fees are paid to the Distributor for the sale and distribution of Class A, Class C and Class R shares and service fees are paid to the Distributor, brokers, dealers and/or other financial intermediaries for providing or arranging for others to provide personal services to shareholders and/or the maintenance of shareholder accounts.

Of the service and distribution fees the Distributor received for the six-month period ended September 30, 2007, it retained the following:

	Service Fees				Distribution Fees	
Fund	Advisor	Class A	Class C	Class R	Class C	Class R
Analytic US Long/Short Fund	$ —	$ —	$2,875	$ 1	$ 8,624	$ 1
Barrow Hanley Value Fund	—	1,547	3,385	—	10,155	—
Columbus Circle Technology and Communications Fund	—	34	64	—	192	—
Emerging Growth Fund	—	48	97	—	290	—
Focused Fund	—	1,508	249	—	748	—
Growth Fund	48	50	84	—	251	—
Heitman REIT Fund	7,121	—	194	—	582	—
Large Cap Fund	14	10	138	—	413	—
Large Cap Growth Fund	9	—	47	—	142	—
Large Cap Growth Concentrated Fund	53	—	317	—	952	—
Mid-Cap Fund	90	25	216	—	648	—
Select Growth Fund	—	94	50	1	149	1
Small Cap Fund	—	64	164	—	493	—
Strategic Small Company Fund	27	—	78	—	234	—
TS&W Mid-Cap Value Fund	—	822	788	—	2,365	—
TS&W Small Cap Value Fund	—	241	447	—	1,342	—
Cash Reserves Fund	—	—	58	—	174	—
Dwight Intermediate Fixed Income	—	68	105	—	314	—
Dwight Short Term Fixed Income Fund	27	19	209	—	284	—

Amounts designated as "—" are either $0 or have been rounded to $0.

DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Trust to persons who beneficially own interests in the Trust.

U.S. Bank, N.A., (the "Custodian") serves as the custodian for each of the Funds. The Trust provided written notice to U.S. Bank, N.A. of its intent to terminate the custodian agreement. The Advisor intends to replace the Custodian with a new custodian bank in the fourth quarter of 2007.

The Trust entered into a shareholder servicing agreement ("Shareholder Servicing Agreement") with Old Mutual Fund Services to provide shareholder support and other shareholder account-related services. Old Mutual Fund Services, in turn, contracted with Old Mutual Shareholder Services, Inc. ("OMSS"), its wholly owned subsidiary, to assist in the provision of those services. OMSS received no fees directly from the Funds. Effective June 20, 2007 the contract with OMSS was terminated and OMFS undertook provision of the those services previously provided by OMSS. Pursuant to the Shareholder Servicing Agreement, the shareholder service fees are reviewed semi-annually by Old Mutual Fund Services and approved annually by the Board. Shareholder servicing fees are included in transfer agent fees in the Statement of Operations.

Notes to Financial Statements — continued
As of September 30, 2007 (Unaudited)

Shareholder service fees (including out of pocket expenses) paid to Old Mutual Fund Services for the six-month period ended September 30, 2007, were as follows:

Fund	Total
Analytic U.S. Long/Short Fund	$ 11,704
Barrow Hanley Value Fund	18,661
Columbus Circle Technology & Communications Fund	153,316
Emerging Growth Fund	76,389
Focused Fund	7,887
Growth Fund	235,675
Heitman REIT Fund	20,935
Large Cap Fund	16,695
Large Cap Growth Fund	30,279
Large Cap Growth Concentrated Fund	55,398
Mid-Cap Fund	32,698
Select Growth Fund	74,514
Small Cap Fund	12,163
Strategic Small Company Fund	10,710
TS&W Mid-Cap Value Fund	1
TS&W Small Cap Value Fund	8,399
Cash Reserves Fund	19,816
Dwight Intermediate Fixed Income Fund	849
Dwight Short Term Fixed Income Fund	4,503

On April 4, 2000, the Board approved an agreement between the Trust and Old Mutual Fund Services to provide shareholder related web development and maintenance services. For its services during the six-month period ended September 30, 2007, Old Mutual Fund Services received a fee of $154,214, which was allocated to each Fund quarterly based on average net assets. The fee is reviewed semi-annually by Old Mutual Fund Services and approved annually by the Board.

Officers of the Trust who are or were officers of the Advisor, Administrator, Sub-Administrator and the Distributor, as well as the Senior Officer, received no compensation from the Trust.

4. Investment Transactions

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments and securities sold short, for the Funds (excluding the Cash Reserves Fund) for the six-month period ended September 30, 2007, were as follows:

	Purchases (000)		Sales and Maturities (000)	
	Other	U.S. Government	Other	U.S. Government
Analytic U.S. Long/Short Fund	$177,728	$ —	$169,193	$ —
Barrow Hanley Value Fund	12,447	—	35,922	—
Columbus Circle Technology and Communications Fund	154,979	—	161,063	—
Emerging Growth Fund	105,453	—	114,983	—
Focused Fund	8,512	—	12,732	—
Growth Fund	221,481	—	259,274	—
Heitman REIT Fund	53,698	—	128,498	—
Large Cap Fund	26,404	—	54,939	—
Large Cap Growth Fund	30,656	—	41,406	—
Large Cap Growth Concentrated Fund	46,530	—	57,038	—
Mid-Cap Fund	131,828	—	186,237	—
Select Growth Fund	92,366	—	100,609	—
Small Cap Fund	23,159	—	27,760	—
Strategic Small Company Fund	20,228	—	27,058	—
TS&W Mid-Cap Value Fund	2,933	—	444	—
TS&W Small Cap Value Fund	7,516	—	17,611	—
Dwight Intermediate Fixed Income Fund	1,316	22,948	1,495	21,637
Dwight Short Term Fixed Income Fund	9,080	161,628	46,661	162,211

Transactions in option contracts written in the Columbus Circle Technology and Communications Fund for the six-month period ended September 30, 2007, were as follows:

Written Options Transactions	Number of Contracts	Premiums Received (000)
Outstanding at March 31, 2007	1,041	$ 107
Options written	4,160	805
Options exercised	—	—
Options terminated in closing purchasing transactions	(4,261)	(804)
Outstanding at September 30, 2007	940	$ 108

Notes to Financial Statements — continued

AS OF SEPTEMBER 30, 2007 (UNAUDITED)

5. CAPITAL SHARE TRANSACTIONS

	Old Mutual Analytic U.S. Long/Short Fund				Old Mutual Barrow Hanley Value Fund			
	4/1/07 to 9/30/07 (Unaudited)		4/1/06 to 3/31/07		4/1/07 to 9/30/07 (Unaudited)		4/1/06 to 3/31/07	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):								
Class Z								
Shares Issued	5,155	$ 77,906	9,117	$127,395	1,215	$ 11,293	3,021	$ 39,059
Shares Issued upon Reinvestment of Distributions	—	—	7	90	118	1,097	10,840	109,806
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	2
Shares Redeemed	(9,846)	(142,364)	(886)	(11,165)	(3,825)	(35,534)	(18,440)	(243,539)
	(4,691)	(64,458)	8,238	116,320	(2,492)	(23,144)	(4,579)	(94,672)
Advisor Class [1]								
Shares Issued	—	—	—	—	2	15	3	36
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	2	22	220
Shares Redeemed	—	—	—	—	(30)	(280)	(42)	(586)
	—	—	—	—	(28)	(263)	(17)	(330)
Class A								
Shares Issued	829	12,487	181	2,491	55	508	22	274
Shares Issued upon Reinvestment of Distributions	—	—	—	1	2	16	202	1,997
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares transferred from Advisor Class	—	—	—	—	—	—	—	—
Shares Redeemed	(215)	(3,085)	(34)	(464)	(100)	(927)	(133)	(1,607)
	614	9,402	147	2,028	(43)	(403)	91	664
Class C								
Shares Issued	311	4,593	52	708	39	350	156	1,372
Shares Issued upon Reinvestment of Distributions	—	—	—	—	2	16	210	2,111
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(27)	(397)	(8)	(103)	(43)	(386)	(351)	(4,448)
	284	4,196	44	605	(2)	(20)	15	(965)
Class R [2]								
Shares Issued	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
Institutional Class [2]								
Shares Issued	1,598	24,169	—	—	108	1,000	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Shares Redeemed	(424)	(6,110)	—	—	—	—	—	—
	1,174	18,059	—	—	108	1,000	—	—

	Old Mutual Columbus Circle Technology and Communications Fund				Old Mutual Emerging Growth Fund				Old Mutual Focused Fund			
	4/1/07 to 9/30/07 (Unaudited)		4/1/06 to 3/31/07		4/1/07 to 9/30/07 (Unaudited)		4/1/06 to 3/31/07		4/1/07 to 9/30/07 (Unaudited)		4/1/06 to 3/31/07	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	968	$ 15,115	612	$ 7,675	565	$ 9,692	1,905	$ 28,908	96	$ 2,437	806	$ 18,717
	—	—	—	—	—	—	—	—	—	—	3	71
	n/a	—	n/a	—	n/a	1	n/a	1	n/a	—	n/a	—
	(1,573)	(22,563)	(5,435)	(68,099)	(1,034)	(17,685)	(3,230)	(47,882)	(257)	(6,405)	(586)	(13,592)
	(605)	(7,448)	(4,823)	(60,424)	(469)	(7,992)	(1,325)	(18,973)	(161)	(3,968)	223	5,196
	2	23	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	(2)	(24)	(16)	(175)	—	—	—	—	—	—	—	—
	—	(1)	(16)	(175)	—	—	—	—	—	—	—	—
	46	726	1	8	—	1	—	—	17	431	152	3,545
	—	—	—	—	—	—	—	—	—	—	—	6
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	—	—	—	—	—	—	—	—	—	—	—	—
	(5)	(74)	—	(2)	(4)	(68)	—	—	(26)	(628)	(16)	(365)
	41	652	1	6	(4)	(67)	—	—	(9)	(197)	136	3,186
	11	162	1	6	—	1	3	38	11	274	8	179
	—	—	—	—	—	—	—	—	—	—	—	—
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	(6)	(85)	(1)	(7)	(5)	(81)	—	(7)	(4)	(98)	(1)	(21)
	5	77	—	(1)	(5)	(80)	3	31	7	176	7	158
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—

	Old Mutual Growth Fund				Old Mutual Heitman REIT Fund			
	4/1/07 to 9/30/07 (Unaudited)		4/1/06 to 3/31/07		4/1/07 to 9/30/07 (Unaudited)		4/1/06 to 3/31/07	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):								
Class Z								
Shares Issued	559	$ 14,797	548	$ 12,265	243	$ 3,529	3,985	$ 59,930
Shares Issued upon Reinvestment of Distributions	—	—	—	—	230	2,996	1,202	18,155
Redemption Fees	n/a	—	n/a	—	n/a	1	n/a	2
Shares Redeemed	(2,060)	(53,731)	(6,534)	(146,747)	(4,971)	(73,870)	(6,144)	(96,381)
	(1,501)	(38,934)	(5,986)	(134,482)	(4,498)	(67,344)	(957)	(18,294)
Advisor Class [1]								
Shares Issued	—	—	—	—	83	1,110	115	1,739
Shares Issued upon Reinvestment of Distributions	—	—	—	—	46	592	108	1,625
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(3)	(75)	—	—	(1,201)	(15,963)	(266)	(3,970)
	(3)	(75)	—	—	(1,072)	(14,261)	(43)	(606)
Class A								
Shares Issued	1	32	3	57	52	691	23	361
Shares Issued upon Reinvestment of Distributions	—	—	—	—	6	74	4	53
Shares Transferred from Advisor Class	—	—	—	—	1,010	13,417	—	—
Shares Redeemed	(3)	(88)	(8)	(180)	(28)	(403)	(20)	(314)
	(2)	(56)	(5)	(123)	1,040	13,779	7	100
Class C								
Shares Issued	3	87	3	68	2	23	14	216
Shares Issued upon Reinvestment of Distributions	—	—	—	—	1	8	2	29
Shares Redeemed	(3)	(72)	—	—	(12)	(172)	(28)	(412)
	—	15	3	68	(9)	(141)	(12)	(167)
Class R [2]								
Shares Issued	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
Institutional Class [2]								
Shares Issued	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—

Old Mutual Large Cap Fund				Old Mutual Large Cap Growth Fund				Old Mutual Large Cap Growth Concentrated Fund			
4/1/07 to 9/30/07 (Unaudited)		4/1/06 to 3/31/07		4/1/07 to 9/30/07 (Unaudited)		4/1/06 to 3/31/07		4/1/07 to 9/30/07 (Unaudited)		4/1/06 to 3/31/07	
Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
165	$ 2,682	12,036	$ 178,288	115	$ 2,970	187	$ 4,262	75	$ 1,510	227	$ 4,045
—	—	44	678	—	—	—	—	—	—	—	—
n/a	1	n/a	3	n/a	—	n/a	—	n/a	—	n/a	—
(1,917)	(30,776)	(11,808)	(181,398)	(485)	(12,126)	(1,381)	(31,060)	(802)	(15,631)	(2,019)	(35,721)
(1,752)	(28,093)	272	(2,429)	(370)	(9,156)	(1,194)	(26,798)	(727)	(14,121)	(1,792)	(31,676)
1	20	28	413	1	30	3	64	—	2	—	5
—	—	—	1	—	—	—	—	—	—	—	—
n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
(28)	(446)	(25)	(365)	(16)	(411)	(3)	(65)	(7)	(136)	—	—
(27)	(426)	3	49	(15)	(381)	—	(1)	(7)	(134)	—	5
26	426	20	305	4	95	4	96	12	236	36	634
—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—
(10)	(160)	—	—	(3)	(67)	—	—	(1)	(20)	(4)	(73)
16	266	20	305	1	28	4	96	11	216	32	561
1	17	4	56	—	—	—	3	53	1,036	7	123
—	—	—	—	—	—	—	—	—	—	—	—
(5)	(79)	—	—	(3)	(82)	—	—	(4)	(67)	(1)	(13)
(4)	(62)	4	56	(3)	(82)	—	3	49	969	6	110
—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—

Notes to Financial Statements — continued

As of September 30, 2007 (Unaudited)

	Old Mutual Mid-Cap Fund				Old Mutual Select Growth Fund			
	4/1/07 to 9/30/07 (Unaudited)		4/1/06 to 3/31/07		4/1/07 to 9/30/07 (Unaudited)		4/1/06 to 3/31/07	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):								
Class Z								
Shares Issued	764	$ 13,149	1,625	$ 27,342	142	$ 4,169	114	$ 2,754
Shares Issued upon Reinvestment of Distributions	—	—	4,645	71,473	—	—	—	—
Redemption Fees	n/a	1	n/a	—	n/a	1	n/a	—
Shares Redeemed	(3,671)	(62,655)	(11,920)	(198,887)	(546)	(15,150)	(1,567)	(38,447)
	(2,907)	(49,505)	(5,650)	(100,072)	(404)	(10,980)	(1,453)	(35,693)
Advisor Class [1]								
Shares Issued	23	385	74	1,266	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	92	1,389	—	—	—	—
Shares Redeemed	(253)	(4,197)	(166)	(2,828)	—	—	—	—
	(230)	(3,812)	—	(173)	—	—	—	—
Class A								
Shares Issued	81	1,389	—	7	1	25	2	60
Shares Issued upon Reinvestment of Distributions	—	—	3	46	—	—	—	—
Shares Transferred from Advisor Class	9	143	—	—	—	—	—	—
Shares Redeemed	(6)	(102)	(5)	(72)	(3)	(65)	—	—
	84	1,430	(2)	(19)	(2)	(40)	2	60
Class C								
Shares Issued	3	47	5	77	2	60	—	—
Shares Issued upon Reinvestment of Distributions	—	—	4	64	—	—	—	—
Shares Redeemed	(13)	(211)	(3)	(42)	(2)	(66)	—	—
	(10)	(164)	6	99	—	(6)	—	—
Class R [2]								
Shares Issued	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
Institutional Class [2]								
Shares Issued	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—

	Old Mutual Small Cap Fund				Old Mutual Strategic Small Company Fund				Old Mutual TS&W Mid-Cap Value Fund	
	4/1/07 to 9/30/07 (Unaudited)		4/1/06 to 3/31/07		4/1/07 to 9/30/07 (Unaudited)		4/1/06 to 3/31/07		6/4/07[3] to 9/30/07 (Unaudited)	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	165	$ 4,844	282	$ 7,401	61	$ 871	173	$ 2,546	—	$ —
	—	—	—	—	—	—	873	10,439	—	—
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	(379)	(10,927)	(624)	(15,742)	(498)	(7,058)	(1,155)	(15,867)	—	—
	(214)	(6,083)	(342)	(8,341)	(437)	(6,187)	(109)	(2,882)	—	—
	—	—	—	—	11	150	21	309	—	—
	—	—	—	—	—	—	25	290	—	—
	—	(7)	—	—	(37)	(536)	(53)	(715)	—	—
	—	(7)	—	—	(26)	(386)	(7)	(116)	—	—
	2	46	2	50	27	386	77	1,141	115	1,143
	—	—	—	—	—	—	28	327	—	—
	—	—	—	—	—	—	—	—	—	—
	(3)	(90)	—	—	(23)	(326)	(21)	(265)	—	—
	(1)	(44)	2	50	4	60	84	1,203	115	1,143
	1	15	5	118	1	19	1	20	130	1,281
	—	—	—	—	—	—	2	22	—	—
	(3)	(88)	—	—	(6)	(83)	(1)	(8)	—	—
	(2)	(73)	5	118	(5)	(64)	2	34	130	1,281
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	50	500
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	50	500

	Old Mutual TS&W Small Cap Value Fund				Old Mutual Cash Reserves Fund			
	4/1/07 to 9/30/07 (Unaudited)		4/1/06 to 3/31/07		4/1/07 to 9/30/07 (Unaudited)		4/1/06 to 3/31/07	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):								
Class Z								
Shares Issued	46	$ 1,224	276	$ 7,468	14,268	$ 14,268	27,632	$ 27,632
Shares Issued upon Reinvestment of Distributions	—	—	362	9,224	774	774	1,439	1,439
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(395)	(10,576)	(516)	(13,897)	(13,807)	(13,807)	(30,665)	(30,665)
	(349)	(9,352)	122	2,795	1,235	1,235	(1,594)	(1,594)
Advisor Class								
Shares Issued	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
Class A [2]								
Shares Issued	—	4	2	46	728	728	—	—
Shares Issued upon Reinvestment of Distributions	—	—	5	125	1	1	—	—
Shares Transferred from Advisor Class	—	—	—	—	—	—	—	—
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(12)	(323)	(9)	(237)	(464)	(464)	—	—
	(12)	(319)	(2)	(66)	265	265	—	—
Class C [2]								
Shares Issued	—	—	—	—	1,026	1,026	—	—
Shares Issued upon Reinvestment of Distributions	—	—	7	171	5	5	—	—
Shares Redeemed	(11)	(251)	(10)	(245)	(15)	(15)	—	—
	(11)	(251)	(3)	(74)	1,016	1,016	—	—
Class R [2]								
Shares Issued	—	—	—	—	1	1	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—	—	—
	—	—	—	—	1	1	—	—
Institutional Class [2]								
Shares Issued	—	—	—	—	1	1	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—	—	—
	—	—	—	—	1	1	—	—

[1] Advisor class commenced operations on December 20, 2006, for the Analytic U.S. Long/Short Fund, Emerging Growth Fund, Focused Fund, Select Growth Fund and Dwight Intermediate Fixed Income Fund.

[2] Class R and Institutional Class shares of all Funds except the Cash Reserves Fund commenced operations on December 20, 2006. Class A, Class C, Class R and Institutional Class shares of the Cash Reserves Fund commenced operations on June 4, 2007.

[3] Inception date of the Fund.

n/a - Not applicable.

Amounts designated as "—" are either $0 or have been rounded to $0.

	Old Mutual Dwight Intermediate Fixed Income Fund				Old Mutual Dwight Short Term Fixed Income Fund			
	4/1/07 to 9/30/07 (Unaudited)		4/1/06 to 3/31/07		4/1/07 to 9/30/07 (Unaudited)		4/1/06 to 3/31/07	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	50	$ 499	98	$ 987	65	$ 648	167	$ 1,636
	17	171	34	342	358	3,538	810	7,962
	n/a	—	n/a	—	n/a	—	n/a	—
	(74)	(742)	(146)	(1,454)	(2,018)	(19,947)	(8,034)	(78,851)
	(7)	(72)	(14)	(125)	(1,595)	(15,761)	(7,057)	(69,253)
	—	—	—	—	—	—	46	443
	—	—	—	—	1	6	2	20
	—	—	—	—	(47)	(464)	(75)	(736)
	—	—	—	—	(46)	(458)	(27)	(273)
	27	266	53	535	24	237	—	3
	—	1	—	3	—	2	—	2
	—	—	—	—	29	292	—	—
	n/a	—	n/a	—	n/a	—	n/a	—
	(13)	(130)	—	(6)	(7)	(71)	—	—
	14	137	53	532	46	460	—	5
	6	57	4	34	103	1,023	—	—
	—	1	—	3	—	3	—	2
	(2)	(21)	—	—	(8)	(79)	—	—
	4	37	4	37	95	947	—	2
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—

6. FEDERAL TAX INFORMATION

Each Fund (except for the TS&W Mid-Cap Value Fund) has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of March 31, 2007, primarily attributable to certain net operating losses which, for tax purposes, are not available to offset future income, different treatment for gains and losses on paydowns of mortgage- and asset-backed securities, returns of capital, utilization of net operating losses, REIT reclasses between net investment income and long-term capital and dividends on short sales, were reclassified to the following accounts:

Fund	Increase/(Decrease) Paid-in Capital (000)	Increase/(Decrease) Undistributed Net Investment Income (000)	Increase/(Decrease) Accumulated Net Realized Gain (000)
Analytic U.S. Long/Short Fund	$ —	$ 27	$ (27)
Columbus Circle Technology and Communications Fund	(1,955)	1,955	—
Emerging Growth Fund	(1,740)	1,740	—
Growth Fund	(1,997)	2,019	(22)
Heitman REIT Fund	—	2,560	(2,560)
Large Cap Growth Fund	(327)	327	—
Large Cap Growth Concentrated Fund	(538)	538	—
Mid-Cap Fund	—	1,477	(1,477)
Select Growth Fund	(758)	758	—
Small Cap Fund	(182)	186	(4)
Strategic Small Company Fund	—	365	(365)
TS&W Small Cap Value Fund	—	388	(388)
Dwight Intermediate Fixed Income Fund	—	1	(1)
Dwight Short Term Fixed Income Fund	—	(110)	110

These reclassifications had no effect on net assets or net asset value per share.

Amounts designated as "—" are either $0 or have been rounded to $0.

The tax character of dividends and distributions declared during the years ended March 31, 2007 and 2006 were as follows:

Fund	Ordinary Income (000)	Long-Term Capital Gain (000)	Return of Capital (000)	Total (000)
Analytic U.S. Long/Short Fund				
2007	$ 94	$ —	$ —	$ 94
2006	228	—	—	228
Barrow Hanley Value Fund				
2007	2,414	115,387	—	117,801
2006	5,012	25,068	—	30,080
Focused Fund				
2007	81	—	—	81
2006	88	—	—	88
Heitman REIT Fund				
2007	6,668	17,493	—	24,161
2006	6,234	16,476	1,567	24,277
Large Cap Fund				
2007	708	—	—	708
2006	564	—	—	564
Mid-Cap Fund				
2007	15,333	59,935	—	75,268
2006	15,917	18,349	—	34,266

Fund	Ordinary Income (000)	Long-Term Capital Gain (000)	Return of Capital (000)	Total (000)
Strategic Small Company Fund				
2007	$ —	$ 11,426	$ —	$ 11,426
2006	—	—	—	—
TS&W Small Cap Value Fund				
2007	43	9,784	—	9,827
2006	1,032	5,161	—	6,193
Cash Reserves Fund				
2007	1,537	—	—	1,537
2006	1,111	—	—	1,111
Dwight Intermediate Fixed Income Fund				
2007	358	—	—	358
2006	319	10	—	329
Dwight Short Term Fixed Income Fund				
2007	8,013	—	—	8,013
2006	9,738	—	—	9,738

The following Funds did not declare dividends or distributions during the years ended March 31, 2007 and 2006: Columbus Circle Technology and Communications Fund, Emerging Growth Fund, Growth Fund, Large Cap Growth Fund, Large Cap Growth Concentrated Fund, Select Growth Fund and Small Cap Fund.

Amounts designated as "—" are either $0 or have been rounded to $0.

As of March 31, 2007, the components of Distributable Earnings/(Accumulated Losses) were as follows:

Fund	Undistributed Ordinary Income (000)	Undistributed Long-Term Capital Gain (000)	Capital Loss Carryforwards (000)	Post-October Losses (000)	Unrealized Appreciation/ (Depreciation) (000)	Other Temporary Differences (000)	Total (000)
Analytic U.S. Long/Short Fund	$ 221	$ —	$ (10,565)	$ —	$ 4,774	$ —	$ (5,570)
Barrow Hanley Value Fund	3,909	7,339	—	—	28,025	—	39,273
Columbus Circle Technology and Communications Fund	—	—	(2,395,385)	—	34,576	—	(2,360,809)
Emerging Growth Fund	—	—	(244,217)	—	20,228	—	(223,989)
Focused Fund	69	583	—	—	2,246	—	2,898
Growth Fund	—	—	(1,212,404)	—	92,341	—	(1,120,063)
Heitman REIT Fund*	793	3,254	—	—	73,276	—	77,323
Large Cap Fund	169	—	(83,739)	—	8,048	—	(75,522)
Large Cap Growth Fund	—	—	(133,283)	—	8,242	—	(125,041)
Large Cap Growth Concentrated Fund	—	—	(294,639)	—	9,461	—	(285,178)
Mid-Cap Fund	12,531	15,192	—	—	26,654	—	54,377
Select Growth Fund	—	—	(1,133,130)	—	9,793	—	(1,123,337)
Small Cap Fund	—	—	(5,236)	—	5,055	11	(170)
Strategic Small Company Fund	1,411	460	—	—	4,591	5	6,467
TS&W Small Cap Value Fund	441	2,203	—	—	21,941	(1)	24,584
Cash Reserves Fund	1	—	(9)	—	—	(1)	(9)
Dwight Intermediate Fixed Income Fund	5	—	(5)	—	(7)	(5)	(12)
Dwight Short Term Fixed Income Fund	—	—	(3,688)	(59)	(689)	(1)	(4,437)

* Information reflects fund activity based on the Fund's December 31, 2006 tax reporting year.

Amounts designated as "—" are either $0 or have been rounded to $0.

Notes to Financial Statements — continued

Post-October losses represent losses realized on investment transactions from November 1, 2006 through March 31, 2007 that, in accordance with federal income tax regulations the Funds may elect to defer and treat as having arisen in the following fiscal year. For federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years.

As of March 31, 2007, the following Funds had capital loss carryforwards available to offset future realized capital gains through the indicated expiration dates (000):

Fund				Expiring March 31,						
	2008	2009	2010	2011	2012	2013	2014	2015	Total	
Analytic U.S. Long/Short Fund	$—	$ —	$ —	$ 10,565	$ —	$—	$ —	$ —	$ 10,565	
Columbus Circle Technology and Communications Fund	—	15,385	1,954,050	425,950	—	—	—	—	2,395,385	
Emerging Growth Fund	—	—	123,471	120,746	—	—	—	—	244,217	
Growth Fund	—	—	899,664	312,740	—	—	—	—	1,212,404	
Large Cap Fund	—	—	—	83,739	—	—	—	—	83,739	
Large Cap Growth Fund	—	—	59,987	73,296	—	—	—	—	133,283	
Large Cap Growth Concentrated Fund	—	—	—	189,242	105,397	—	—	—	294,639	
Select Growth Fund	—	129,249	877,966	125,915	—	—	—	—	1,133,130	
Small Cap Fund	—	—	—	5,236	—	—	—	—	5,236	
Cash Reserves Fund	4	—	5	—	—	—	—	—	9	
Dwight Intermediate Fixed Income Fund	—	—	—	—	—	—	—	5	5	
Dwight Short Term Fixed Income Fund	—	—	—	—	—	—	2,000	1,688	3,688	

Amounts designated as "—" are either $0 or have been rounded to $0.

During the year ended March 31, 2007, the following Funds utilized capital loss carryforwards to offset realized capital gains (000):

Fund	
Analytic U.S. Long/Short Fund	$ 4,257
Columbus Circle Technology and Communications Fund	14,548
Emerging Growth Fund	7,231
Focused Fund	1,507
Growth Fund	14,835
Large Cap Fund	16,786
Large Cap Growth Fund	8,161
Large Cap Growth Concentrated Fund	5,630
Select Growth Fund	6,593
Small Cap Fund	3,881

The federal tax cost, aggregate gross unrealized appreciation and depreciation of investments, excluding securities sold short, futures contracts and written options contracts, held by each Fund excluding the Cash Reserves Fund, at September 30, 2007, were as follows:

Fund	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation/ (Depreciation) (000)
Analytic U.S. Long/Short Fund	$ 141,105	$ 16,791	$ (5,009)	$ 11,782
Barrow Hanley Value Fund	89,817	25,939	(738)	25,201
Columbus Circle Technology and Communications Fund	138,753	58,321	(671)	57,650
Emerging Growth Fund	150,380	36,479	(5,102)	31,377
Focused Fund	23,860	4,351	(455)	3,896
Growth Fund	435,593	159,636	(6,417)	153,219
Heitman REIT Fund	85,179	29,370	(2,448)	26,922
Large Cap Fund	71,474	11,870	(2,510)	9,360
Large Cap Growth Fund	70,964	18,748	(727)	18,021
Large Cap Growth Concentrated Fund	95,688	24,004	(966)	23,038
Mid-Cap Fund	201,594	27,330	(14,284)	13,046
Select Growth Fund	109,074	26,419	(676)	25,743
Small Cap Fund	38,625	6,809	(2,598)	4,211
Strategic Small Company Fund	30,319	6,711	(1,463)	5,248
TS&W Mid-Cap Value Fund	2,830	84	(143)	(59)
TS&W Small Cap Value Fund	41,753	20,080	(1,940)	18,140
Dwight Intermediate Fixed Income Fund	10,777	59	(92)	(33)
Dwight Short Term Fixed Income Fund	195,641	755	(557)	198

7. CONCENTRATIONS/RISKS

The Cash Reserves Fund invests in a portfolio of money market instruments maturing in 397 days or less whose ratings are within one of the two highest ratings categories assigned by a nationally recognized statistical rating agency, or, if not rated, are believed to be of comparable quality. The ability of the issuers of the securities held by the Fund to meet their obligations may be affected by economic developments in a specific industry, state or region.

Certain funds invest a high percentage of their assets in specific sectors of the market, including technology. As a result, the economic and regulatory developments in a particular sector of the market, positive or negative, have a greater impact on the Fund's net asset value and will cause its shares to fluctuate more than if the Fund did not concentrate its investments in a particular sector. In addition, the Heitman REIT Fund and Columbus Circle Technology and Communications Fund are concentrated which means they may invest 25% or more of their net assets in specific industries.

There are risks associated with selling short, including the risk that the Analytic U.S. Long/Short Fund may have to cover its short positions at a higher price than the short price, resulting in a loss. The Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund. However, based on experience, the Funds expect the risk of loss to be remote.

8. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of each of the Trust, Old Mutual Insurance Series Fund and Old Mutual Advisor Funds (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 8, the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended September 30, 2007.

Notes to Financial Statements — concluded

9. Litigation

In June 2004, sub-advisor Liberty Ridge [formerly known as Pilgrim Baxter & Associates, Ltd. ("PBA")], reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate its management of the Funds. In this event, the Board would be required to seek new investment management of the Funds sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Advisor Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's Statement of Additional Information. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in, or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against PBA. The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the Statement of Additional Information.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Funds. However, neither Liberty Ridge nor Old Mutual Capital are currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Funds to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Funds.

10. Expenses Borne by Advisor

Legal, printing and/or compliance audit expenses relating to the SEC and NYAG examinations and the Civil Litigation described above in Note 9 were incurred and the Advisor and/or Liberty Ridge has paid these expenses on behalf of the Trust. Had the Advisor and/or Liberty Ridge not paid these expenses, the expenses for the Funds would have been higher than what is reflected in the financial highlights for the years ended March 31, 2007, 2006, 2005 and 2004.

11. New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes"*. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. Based on its analysis, the Advisor has determined that the adoption of FIN 48 did not have a material impact on the Fund's financial statements upon adoption. However, the Advisor's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of and changes to tax laws, regulations and interpretations thereof.

In September 2006, the Financial Accounting Standards Board (FASB) issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional financial statement disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of September 30, 2007, the Funds do not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

PROXY VOTING AND PORTFOLIO HOLDINGS (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 888-772-2888 toll-free; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information regarding how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007 is available (i) without charge, upon request, by calling 888-772-2888 toll free; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Old Mutual Advisor Funds II Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

FUND EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — September 30, 2007

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. The Funds may charge transaction fees, including sales charges (loads) on purchase payments; redemption fees; and exchange fees. The Funds also incur various ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2007.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, administration, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each Fund under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 04/01/07	Ending Account Value 09/30/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*		Beginning Account Value 04/01/07	Ending Account Value 09/30/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Analytic U.S. Long/Short Fund — Class Z					**Old Mutual Barrow Hanley Value Fund — Class Z**				
Actual Fund Return	$1,000.00	$1,038.70	1.32%	$ 6.75	Actual Fund Return	$1,000.00	$1,063.00	1.10%	$ 5.69
Hypothetical 5% Return	1,000.00	1,018.45	1.32%	6.68	Hypothetical 5% Return	1,000.00	1,019.55	1.10%	5.57
Old Mutual Analytic U.S. Long/Short Fund — Class A					**Old Mutual Barrow Hanley Value Fund — Class A**				
Actual Fund Return	1,000.00	1,037.50	1.64%	8.38	Actual Fund Return	1,000.00	1,061.30	1.35%	6.98
Hypothetical 5% Return	1,000.00	1,016.85	1.64%	8.29	Hypothetical 5% Return	1,000.00	1,018.30	1.35%	6.83
Old Mutual Analytic U.S. Long/Short Fund — Class C					**Old Mutual Barrow Hanley Value Fund — Class C**				
Actual Fund Return	1,000.00	1,033.60	2.41%	12.29	Actual Fund Return	1,000.00	1,058.20	2.10%	10.84
Hypothetical 5% Return	1,000.00	1,012.99	2.41%	12.16	Hypothetical 5% Return	1,000.00	1,014.54	2.10%	10.61
Old Mutual Analytic U.S. Long/Short Fund — Class R					**Old Mutual Barrow Hanley Value Fund — Class R**				
Actual Fund Return	1,000.00	1,032.50	2.09%	10.65	Actual Fund Return	1,000.00	1,055.80	1.60%	8.25
Hypothetical 5% Return	1,000.00	1,014.59	2.09%	10.56	Hypothetical 5% Return	1,000.00	1,017.05	1.60%	8.09
Old Mutual Analytic U.S. Long/Short Fund — Institutional Class					**Old Mutual Barrow Hanley Value Fund — Institutional Class**				
Actual Fund Return	1,000.00	1,039.40	1.22%	6.24	Actual Fund Return	1,000.00	1,061.80	0.90%	4.65
Hypothetical 5% Return	1,000.00	1,018.95	1.22%	6.17	Hypothetical 5% Return	1,000.00	1,020.56	0.90%	4.56

FUND EXPENSES EXAMPLE (Unaudited) — continued

	Beginning Account Value 04/01/07	Ending Account Value 09/30/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Columbus Circle Technology and Communications Fund — Class Z				
Actual Fund Return	$1,000.00	$1,270.20	1.45%	$ 8.25
Hypothetical 5% Return	1,000.00	1,017.80	1.45%	7.33
Old Mutual Columbus Circle Technology and Communications Fund — Class A				
Actual Fund Return	1,000.00	1,268.80	1.70%	9.67
Hypothetical 5% Return	1,000.00	1,016.55	1.70%	8.59
Old Mutual Columbus Circle Technology and Communications Fund — Class C				
Actual Fund Return	1,000.00	1,264.20	2.45%	13.91
Hypothetical 5% Return	1,000.00	1,012.78	2.45%	12.36
Old Mutual Columbus Circle Technology and Communications Fund — Class R				
Actual Fund Return	1,000.00	1,265.40	1.95%	11.07
Hypothetical 5% Return	1,000.00	1,015.29	1.95%	9.85
Old Mutual Columbus Circle Technology and Communications Fund — Institutional Class				
Actual Fund Return	1,000.00	1,272.50	1.20%	6.84
Hypothetical 5% Return	1,000.00	1,019.05	1.20%	6.07
Old Mutual Emerging Growth Fund — Class Z				
Actual Fund Return	1,000.00	1,168.50	1.30%	7.07
Hypothetical 5% Return	1,000.00	1,018.55	1.30%	6.58
Old Mutual Emerging Growth Fund — Class A				
Actual Fund Return	1,000.00	1,167.00	1.55%	8.42
Hypothetical 5% Return	1,000.00	1,017.30	1.55%	7.84
Old Mutual Emerging Growth Fund — Class C				
Actual Fund Return	1,000.00	1,162.20	2.30%	12.47
Hypothetical 5% Return	1,000.00	1,013.54	2.30%	11.61
Old Mutual Emerging Growth Fund — Class R				
Actual Fund Return	1,000.00	1,163.10	1.80%	9.76
Hypothetical 5% Return	1,000.00	1,016.04	1.80%	9.10
Old Mutual Emerging Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	1,169.10	1.05%	5.71
Hypothetical 5% Return	1,000.00	1,019.80	1.05%	5.32
Old Mutual Focused Fund — Class Z				
Actual Fund Return	1,000.00	1,103.70	1.15%	6.06
Hypothetical 5% Return	1,000.00	1,019.30	1.15%	5.82
Old Mutual Focused Fund — Class A				
Actual Fund Return	1,000.00	1,102.60	1.40%	7.38
Hypothetical 5% Return	1,000.00	1,018.05	1.40%	7.08

	Beginning Account Value 04/01/07	Ending Account Value 09/30/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Focused Fund — Class C				
Actual Fund Return	$1,000.00	$1,098.30	2.15%	$11.31
Hypothetical 5% Return	1,000.00	1,014.29	2.15%	10.86
Old Mutual Focused Fund — Class R				
Actual Fund Return	1,000.00	1,097.10	1.65%	8.67
Hypothetical 5% Return	1,000.00	1,016.80	1.65%	8.34
Old Mutual Focused Fund — Institutional Class				
Actual Fund Return	1,000.00	1,103.70	0.80%	4.22
Hypothetical 5% Return	1,000.00	1,021.06	0.80%	4.05
Old Mutual Growth Fund — Class Z				
Actual Fund Return	1,000.00	1,179.50	1.10%	6.01
Hypothetical 5% Return	1,000.00	1,019.55	1.10%	5.57
Old Mutual Growth Fund — Class A				
Actual Fund Return	1,000.00	1,178.10	1.35%	7.37
Hypothetical 5% Return	1,000.00	1,018.30	1.35%	6.83
Old Mutual Growth Fund — Class C				
Actual Fund Return	1,000.00	1,173.70	2.10%	11.44
Hypothetical 5% Return	1,000.00	1,014.54	2.10%	10.61
Old Mutual Growth Fund — Class R				
Actual Fund Return	1,000.00	1,173.40	1.60%	8.72
Hypothetical 5% Return	1,000.00	1,017.05	1.60%	8.09
Old Mutual Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	1,179.80	0.95%	5.19
Hypothetical 5% Return	1,000.00	1,020.31	0.95%	4.81
Old Mutual Heitman REIT Fund — Class Z				
Actual Fund Return	1,000.00	919.50	1.25%	6.01
Hypothetical 5% Return	1,000.00	1,018.80	1.25%	6.33
Old Mutual Heitman REIT Fund — Class A				
Actual Fund Return	1,000.00	918.70	1.50%	7.21
Hypothetical 5% Return	1,000.00	1,017.55	1.50%	7.59
Old Mutual Heitman REIT Fund — Class C				
Actual Fund Return	1,000.00	915.20	2.25%	10.80
Hypothetical 5% Return	1,000.00	1,013.79	2.25%	11.36
Old Mutual Heitman REIT Fund — Class R				
Actual Fund Return	1,000.00	914.00	1.75%	8.40
Hypothetical 5% Return	1,000.00	1,016.29	1.75%	8.85
Old Mutual Heitman REIT Fund — Institutional Class				
Actual Fund Return	1,000.00	919.70	0.95%	4.57
Hypothetical 5% Return	1,000.00	1,020.31	0.95%	4.81

	Beginning Account Value 04/01/07	Ending Account Value 09/30/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Large Cap Fund — Class Z				
Actual Fund Return	$1,000.00	$1,082.70	1.15%	$ 6.00
Hypothetical 5% Return	1,000.00	1,019.30	1.15%	5.82
Old Mutual Large Cap Fund — Advisor Class				
Actual Fund Return	1,000.00	1,081.00	1.40%	7.30
Hypothetical 5% Return	1,000.00	1,018.05	1.40%	7.08
Old Mutual Large Cap Fund — Class A				
Actual Fund Return	1,000.00	1,080.90	1.40%	7.30
Hypothetical 5% Return	1,000.00	1,018.05	1.40%	7.08
Old Mutual Large Cap Fund — Class C				
Actual Fund Return	1,000.00	1,076.70	2.15%	11.19
Hypothetical 5% Return	1,000.00	1,014.29	2.15%	10.86
Old Mutual Large Cap Fund — Class R				
Actual Fund Return	1,000.00	1,075.60	1.65%	8.59
Hypothetical 5% Return	1,000.00	1,016.80	1.65%	8.34
Old Mutual Large Cap Fund — Institutional Class				
Actual Fund Return	1,000.00	1,081.30	0.85%	4.43
Hypothetical 5% Return	1,000.00	1,020.81	0.85%	4.31
Old Mutual Large Cap Growth Fund — Class Z				
Actual Fund Return	1,000.00	1,154.00	1.25%	6.75
Hypothetical 5% Return	1,000.00	1,018.80	1.25%	6.33
Old Mutual Large Cap Growth Fund — Class A				
Actual Fund Return	1,000.00	1,152.80	1.50%	8.10
Hypothetical 5% Return	1,000.00	1,017.55	1.50%	7.59
Old Mutual Large Cap Growth Fund — Class C				
Actual Fund Return	1,000.00	1,148.20	2.25%	12.12
Hypothetical 5% Return	1,000.00	1,013.79	2.25%	11.36
Old Mutual Large Cap Growth Fund — Class R				
Actual Fund Return	1,000.00	1,147.30	1.75%	9.42
Hypothetical 5% Return	1,000.00	1,016.29	1.75%	8.85
Old Mutual Large Cap Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	1,154.70	0.95%	5.13
Hypothetical 5% Return	1,000.00	1,020.31	0.95%	4.81
Old Mutual Large Cap Growth Concentrated Fund — Class Z				
Actual Fund Return	1,000.00	1,183.80	1.25%	6.84
Hypothetical 5% Return	1,000.00	1,018.80	1.25%	6.33
Old Mutual Large Cap Growth Concentrated Fund — Class A				
Actual Fund Return	1,000.00	1,182.80	1.50%	8.21
Hypothetical 5% Return	1,000.00	1,017.55	1.50%	7.59

	Beginning Account Value 04/01/07	Ending Account Value 09/30/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Large Cap Growth Concentrated Fund — Class C				
Actual Fund Return	$1,000.00	$1,177.90	2.25%	$12.28
Hypothetical 5% Return	1,000.00	1,013.79	2.25%	11.36
Old Mutual Large Cap Growth Concentrated Fund — Class R				
Actual Fund Return	1,000.00	1,177.50	1.75%	9.55
Hypothetical 5% Return	1,000.00	1,016.29	1.75%	8.85
Old Mutual Large Cap Growth Concentrated Fund — Institutional Class				
Actual Fund Return	1,000.00	1,184.30	0.95%	5.20
Hypothetical 5% Return	1,000.00	1,020.31	0.95%	4.81
Old Mutual Mid-Cap Fund — Class Z				
Actual Fund Return	1,000.00	1,051.30	1.20%	6.17
Hypothetical 5% Return	1,000.00	1,019.05	1.20%	6.07
Old Mutual Mid-Cap Fund — Advisor Class				
Actual Fund Return	1,000.00	1,049.10	1.45%	7.45
Hypothetical 5% Return	1,000.00	1,017.80	1.45%	7.33
Old Mutual Mid-Cap Fund — Class A				
Actual Fund Return	1,000.00	1,050.00	1.45%	7.45
Hypothetical 5% Return	1,000.00	1,017.80	1.45%	7.33
Old Mutual Mid-Cap Fund — Class C				
Actual Fund Return	1,000.00	1,045.40	2.20%	11.28
Hypothetical 5% Return	1,000.00	1,014.04	2.20%	11.11
Old Mutual Mid-Cap Fund — Class R				
Actual Fund Return	1,000.00	1,044.60	1.70%	8.71
Hypothetical 5% Return	1,000.00	1,016.55	1.70%	8.59
Old Mutual Mid-Cap Fund — Institutional Class				
Actual Fund Return	1,000.00	1,051.20	1.00%	5.14
Hypothetical 5% Return	1,000.00	1,020.05	1.00%	5.06
Old Mutual Select Growth Fund — Class Z				
Actual Fund Return	1,000.00	1,236.30	1.25%	7.01
Hypothetical 5% Return	1,000.00	1,018.80	1.25%	6.33
Old Mutual Select Growth Fund — Class A				
Actual Fund Return	1,000.00	1,234.90	1.50%	8.40
Hypothetical 5% Return	1,000.00	1,017.55	1.50%	7.59
Old Mutual Select Growth Fund — Class C				
Actual Fund Return	1,000.00	1,229.70	2.25%	12.58
Hypothetical 5% Return	1,000.00	1,013.79	2.25%	11.36
Old Mutual Select Growth Fund — Class R				
Actual Fund Return	1,000.00	1,230.40	1.75%	9.78
Hypothetical 5% Return	1,000.00	1,016.29	1.75%	8.85
Old Mutual Select Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	1,237.00	0.95%	5.33
Hypothetical 5% Return	1,000.00	1,020.31	0.95%	4.81

Fund Expenses Example (Unaudited) — concluded

	Beginning Account Value 04/01/07	Ending Account Value 09/30/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Small Cap Fund — Class Z				
Actual Fund Return	$1,000.00	$1,064.20	1.25%	$ 6.47
Hypothetical 5% Return	1,000.00	1,018.80	1.25%	6.33
Old Mutual Small Cap Fund — Class A				
Actual Fund Return	1,000.00	1,062.90	1.50%	7.76
Hypothetical 5% Return	1,000.00	1,017.55	1.50%	7.59
Old Mutual Small Cap Fund — Class C				
Actual Fund Return	1,000.00	1,058.60	2.25%	11.61
Hypothetical 5% Return	1,000.00	1,013.79	2.25%	11.36
Old Mutual Small Cap Fund — Class R				
Actual Fund Return	1,000.00	1,058.50	1.75%	9.03
Hypothetical 5% Return	1,000.00	1,016.29	1.75%	8.85
Old Mutual Small Cap Fund — Institutional Class				
Actual Fund Return	1,000.00	1,064.10	1.10%	5.69
Hypothetical 5% Return	1,000.00	1,019.55	1.10%	5.57
Old Mutual Strategic Small Company Fund — Class Z				
Actual Fund Return	1,000.00	1,111.40	1.35%	7.15
Hypothetical 5% Return	1,000.00	1,018.30	1.35%	6.83
Old Mutual Strategic Small Company Fund — Advisor Class				
Actual Fund Return	1,000.00	1,109.90	1.60%	8.46
Hypothetical 5% Return	1,000.00	1,017.05	1.60%	8.09
Old Mutual Strategic Small Company Fund — Class A				
Actual Fund Return	1,000.00	1,109.70	1.60%	8.46
Hypothetical 5% Return	1,000.00	1,017.05	1.60%	8.09
Old Mutual Strategic Small Company Fund — Class C				
Actual Fund Return	1,000.00	1,105.10	2.35%	12.40
Hypothetical 5% Return	1,000.00	1,013.29	2.35%	11.86
Old Mutual Strategic Small Company Fund — Class R				
Actual Fund Return	1,000.00	1,105.60	1.85%	9.77
Hypothetical 5% Return	1,000.00	1,015.79	1.85%	9.35
Old Mutual Strategic Small Company Fund — Institutional Class				
Actual Fund Return	1,000.00	1,112.00	1.10%	5.82
Hypothetical 5% Return	1,000.00	1,019.55	1.10%	5.57
Old Mutual TS&W Mid-Cap Value Fund — Class A				
Actual Fund Return	1,000.00	951.00	1.40%	4.42**
Hypothetical 5% Return	1,000.00	1,018.05	1.40%	7.08
Old Mutual TS&W Mid-Cap Value Fund — Class C				
Actual Fund Return	1,000.00	949.00	2.15%	6.77**
Hypothetical 5% Return	1,000.00	1,014.29	2.15%	10.86

	Beginning Account Value 04/01/07	Ending Account Value 09/30/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual TS&W Mid-Cap Value Fund — Institutional Class				
Actual Fund Return	$1,000.00	$ 952.00	1.00%	$ 3.16**
Hypothetical 5% Return	1,000.00	1,020.05	1.00%	5.06
Old Mutual TS&W Small Cap Value Fund — Class Z				
Actual Fund Return	1,000.00	1,007.20	1.30%	6.54
Hypothetical 5% Return	1,000.00	1,018.55	1.30%	6.58
Old Mutual TS&W Small Cap Value Fund — Class A				
Actual Fund Return	1,000.00	1,006.20	1.55%	7.80
Hypothetical 5% Return	1,000.00	1,017.30	1.55%	7.84
Old Mutual TS&W Small Cap Value Fund — Class C				
Actual Fund Return	1,000.00	1,002.40	2.30%	11.55
Hypothetical 5% Return	1,000.00	1,013.54	2.30%	11.61
Old Mutual Cash Reserves Fund — Class Z				
Actual Fund Return	1,000.00	1,023.30	0.73%	3.70
Hypothetical 5% Return	1,000.00	1,021.41	0.73%	3.70
Old Mutual Cash Reserves Fund — Class A				
Actual Fund Return	1,000.00	1,013.20	0.98%	3.19**
Hypothetical 5% Return	1,000.00	1,020.16	0.98%	4.96
Old Mutual Cash Reserves Fund — Class C				
Actual Fund Return	1,000.00	1,011.70	1.73%	5.63**
Hypothetical 5% Return	1,000.00	1,016.39	1.73%	8.74
Old Mutual Cash Reserves Fund — Class R				
Actual Fund Return	1,000.00	1,013.00	1.23%	4.00**
Hypothetical 5% Return	1,000.00	1,018.90	1.23%	6.23
Old Mutual Cash Reserves Fund — Institutional Class				
Actual Fund Return	1,000.00	1,014.60	0.73%	2.38**
Hypothetical 5% Return	1,000.00	1,021.41	0.73%	3.70
Old Mutual Dwight Intermediate Fixed Income Fund — Class Z				
Actual Fund Return	1,000.00	1,012.30	0.85%	4.29
Hypothetical 5% Return	1,000.00	1,020.81	0.85%	4.31
Old Mutual Dwight Intermediate Fixed Income Fund — Class A				
Actual Fund Return	1,000.00	1,011.10	1.10%	5.55
Hypothetical 5% Return	1,000.00	1,019.55	1.10%	5.57
Old Mutual Dwight Intermediate Fixed Income Fund — Class C				
Actual Fund Return	1,000.00	1,007.20	1.85%	9.31
Hypothetical 5% Return	1,000.00	1,015.79	1.85%	9.35
Old Mutual Dwight Intermediate Fixed Income Fund — Class R				
Actual Fund Return	1,000.00	1,011.40	1.35%	6.81
Hypothetical 5% Return	1,000.00	1,018.30	1.35%	6.83

	Beginning Account Value 04/01/07	Ending Account Value 09/30/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Dwight Intermediate Fixed Income Fund — Institutional Class				
Actual Fund Return	$1,000.00	$1,014.80	0.60%	$3.03
Hypothetical 5% Return	1,000.00	1,022.06	0.60%	3.04
Old Mutual Dwight Short Term Fixed Income Fund — Class Z				
Actual Fund Return	1,000.00	1,025.20	0.70%	3.55
Hypothetical 5% Return	1,000.00	1,021.56	0.70%	3.55
Old Mutual Dwight Short Term Fixed Income Fund — Class A				
Actual Fund Return	1,000.00	1,024.90	0.95%	4.82
Hypothetical 5% Return	1,000.00	1,020.31	0.95%	4.81
Old Mutual Dwight Short Term Fixed Income Fund — Class C				
Actual Fund Return	1,000.00	1,022.60	1.45%	7.35
Hypothetical 5% Return	1,000.00	1,017.80	1.45%	7.33
Old Mutual Dwight Short Term Fixed Income Fund — Class R				
Actual Fund Return	1,000.00	1,022.10	1.20%	6.08
Hypothetical 5% Return	1,000.00	1,019.05	1.20%	6.07
Old Mutual Dwight Short Term Fixed Income Fund — Institutional Class				
Actual Fund Return	1,000.00	1,025.20	0.55%	2.79
Hypothetical 5% Return	1,000.00	1,022.31	0.55%	2.79

* Unless otherwise noted, expenses are equal to the Funds' annualized expense ratio multiplied by the average account value over the period, multiplied by 183/365 days (to reflect the one-half year period).

** Expenses are equal to the Funds' annualized expense ratio multiplied by the average account value over the period, multiplied by 118/365 days (to reflect the period since commencement of operations).

Shareholder Proxy Results (Unaudited)

At a meeting of shareholders of the Large Cap Growth Concentrated Fund, the Large Cap Growth Fund and the Select Growth Fund (for the purpose of this section, the "Funds") held on July 3, 2007, shareholders of each of the Funds voting separately approved a new sub-advisory agreement between the Trust, on behalf of the Funds, Old Mutual Capital and Ashfield.

The voting results were as follows:

Fund	# Votes For Proposal	# Votes Against Proposal	# of Abstentions	# of Broker Non-Votes
Large Cap Growth Concentrated Fund	53,796,777	3,974,671	4,095,199	4,389,120
Large Cap Growth Fund	38,748,252	2,178,635	2,436,218	5,097,591
Select Growth Fund	55,881,350	3,071,706	4,446,883	5,908,032



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This semi-annual report is intended for the general information of Old Mutual Advisor Funds II shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Advisor Funds II, by visiting oldmutualfunds.com or by calling 888-772-2888 toll free. Please read the prospectus carefully and please consider the investment objectives, risks and charges and expenses of Old Mutual Advisor Funds II carefully before investing.

Distributor: Old Mutual Investment Partners, Member NASD, SIPC.

R-07-178 11/2007